 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 1997
                                                     REGISTRATION NO. 333-18447

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                            SIGNATURE RESORTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           MARYLAND                         6552                       95-4582157
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)

                    5933 WEST CENTURY BOULEVARD, SUITE 210
                         LOS ANGELES, CALIFORNIA 90045
                                (310) 348-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                               ANDREW D. HUTTON
                      VICE PRESIDENT AND GENERAL COUNSEL
                            SIGNATURE RESORTS, INC.
                    5933 WEST CENTURY BOULEVARD, SUITE 210
                         LOS ANGELES, CALIFORNIA 90045
                                (310) 348-1000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:

            JOHN M. NEWELL, ESQ.                         PETER T. HEALY, ESQ.
              LATHAM & WATKINS                          O'MELVENY & MYERS LLP
            633 W. FIFTH STREET                           275 BATTERY STREET
                 SUITE 4000                            EMBARCADERO CENTER WEST
       LOS ANGELES, CALIFORNIA 90071               SAN FRANCISCO, CALIFORNIA 94111
               (213) 485-1234                               (415) 984-8833

                               ----------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434 of the Securities Act of 1933, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

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

                            SIGNATURE RESORTS, INC.

                             CROSS-REFERENCE SHEET

           PURSUANT TO RULE 404(a) AND ITEM 501(b) OF REGULATION S-K

         ITEM NUMBER AND HEADING IN
      FORM S-1 REGISTRATION STATEMENT               PROSPECTUS CAPTION
      -------------------------------               ------------------
  1. Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus........   Facing Page; Cross-Reference Sheet;
                                          Outside Front Cover Page of Prospectus

  2. Inside Front and Outside Back
      Cover Pages of Prospectus.......   Inside Front and Outside Back Cover
                                          Pages of Prospectus
  3. Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges.........................   Summary; Risk Factors; Recent
                                          Developments

  4. Use of Proceeds..................   Summary; Use of Proceeds; Consolidated
                                          Capitalization; Management's
                                          Discussion and Analysis of Financial
                                          Condition and Results of Operations

  5. Determination of Offering Price..   Outside Front Cover Page; Underwriting

  6. Dilution.........................   Not Applicable

  7. Selling Security Holders.........   Principal and Selling Stockholders

  8. Plan of Distribution.............   Outside Front Cover Page; Underwriting

  9. Description of Securities to be
      Registered......................   Summary; Description of Capital Stock

 10. Interests of Named Experts and
      Counsel.........................   Experts; Legal Matters

 11. Information with Respect to the
      Registrant......................   Outside and Inside Front Cover Pages of
                                          Prospectus; Summary; Risk Factors; Use
                                          of Proceeds; Concurrent Offerings;
                                          Common Stock Price Range; Dividend
                                          Policy; Consolidated Capitalization;
                                          Selected Combined Historical Financial
                                          Information of the Company; Selected
                                          Financial Data of AVCOM International,
                                          Inc.; Pro Forma Financial Information;
                                          Management's Discussion and Analysis
                                          of Financial Condition and Results of
                                          Operations; Business; The Proposed
                                          Merger; Management; Certain
                                          Relationships and Related
                                          Transactions; Principal and Selling
                                          Stockholders; Description of Capital
                                          Stock; Description of Notes; Certain
                                          Federal Income Tax Considerations;
                                          Certain Provisions of Maryland Law and
                                          of the Company's Charter and Bylaws;
                                          Shares Eligible for Future Sale;
                                          Underwriting; Legal Matters; Experts;
                                          Additional Information

 12. Disclosure of Commission Position
      on Indemnification for
      Securities Act Liabilities......   Not Applicable

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with the offering of the Common Stock (the "Common Stock Prospectus") and one to be used in connection with a concurrent offering of Convertible Subordinated Notes (the "Convertible Notes Prospectus"). The Common Stock Prospectus and the Convertible Notes Prospectus will be identical in all respects except that they will contain different front and back cover pages and different descriptions under the captions "Summary," "Risk Factors", "Concurrent Offerings", "Underwriting" and "Legal Matters". In addition, the Convertible Notes Prospectus will contain additional sections under the captions "Description of Notes" and "Certain Federal Income Tax Considerations". The Common Stock Prospectus is included herein and is followed by those pages to be used in the Convertible Notes Prospectus which differ from, or are in addition to, those in the Common Stock Prospectus. Each of the additional pages for the Convertible Notes Prospectus included herein has been labeled "Alternate Page for Convertible Notes Prospectus."

  The offering of the Common Stock and the offering of the Convertible Notes are not conditioned upon one another and, therefore, one offering may be consummated without the other offering being consummated.

  If required pursuant to Rule 424(b) of the General Rules and the Regulations under the Securities Act of 1933, as amended, copies of each of the prospectuses in the forms in which they are used after the Registration Statement becomes effective will be filed with the Securities and Exchange Commission (the "Commission").

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 14, 1997

                                3,000,000 SHARES

                          [LOGO OF SIGNATURE RESORTS]

                            SIGNATURE RESORTS, INC.

                                  COMMON STOCK

  Of the 3,000,000 shares of Common Stock, $0.01 par value ("Common Stock"), of Signature Resorts, Inc., a Maryland corporation (the "Company" or "Signature"), offered hereby (the "Stock Offering"), 1,600,000 shares are being sold by the Company and 1,400,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SIGR." On January 9, 1997, the last reported sale price of the Company's Common Stock was $36 per share. See "Common Stock Price Range."

  Concurrently with the Stock Offering, the Company is offering $100 million
principal amount of its   % Convertible Subordinated Notes due 2007 (the
"Convertible Notes"). See "Concurrent Offerings" and "Use of Proceeds."

  SEE "RISK FACTORS" COMMENCING ON PAGE 16 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                                                   Proceeds to
                          Price to    Underwriting   Proceeds to     Selling
                           Public      Discount (1)  Company (2)  Stockholders
------------------------------------------------------------------------------
Per Share .............     $             $             $             $
Total (3)..............     $             $             $             $

--------------------------------------------------------------------------------
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(1) See "Underwriting" for information concerning indemnification of the
    Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $      .

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 240,000 additional shares of Common Stock solely to cover over-allotments, if any. The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 210,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters
    exercise these options in full, the Price to Public will total $      , the
    Underwriting Discount will total $      , the Proceeds to Company will
    total $       and the Proceeds to Selling Stockholders will total $   . See
    "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, when, as and if delivered and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the delivery of the certificates representing such shares will be made against
payment therefor at the office of Montgomery Securities on or about          ,
1997.

                                  ----------

MONTGOMERY SECURITIES

              GOLDMAN, SACHS & CO.

                                  SCHRODER WERTHEIM & CO.

                                                      SMITH BARNEY INC.

                                        , 1997

                            [SEE GRAPHICS APPENDIX]

  IN CONNECTION WITH THE STOCK OFFERING AND THE CONVERTIBLE NOTES OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND THE CONVERTIBLE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, ON THE OPEN MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THE STOCK OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

  EMBASSY VACATION RESORTS(SM) IS A SERVICE MARK OF THE PROMUS HOTEL CORPORATION. WESTIN HOTELS & RESORTS(SM) IS A SERVICE MARK OF THE WESTIN HOTEL COMPANY.

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto, included elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options. Unless the context otherwise indicates, the "Company" means Signature Resorts, Inc. and includes its corporate and partnership predecessors and wholly-owned subsidiaries and affiliates. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  Signature Resorts, Inc. is one of the largest developers and operators of timeshare resorts in North America, based on number of resorts in sales. The Company is devoted exclusively to timeshare operations and owns eight timeshare resorts currently in sales, which include one under construction, and a ninth resort in sales in which the Company holds a partial interest (the "Existing Resorts"). The Existing Resorts are located in a variety of popular resort destinations including Hilton Head Island, South Carolina, Koloa, Kauai, Hawaii, the Orlando, Florida area (two resorts), St. Maarten, Netherlands Antilles (two resorts), Branson, Missouri, South Lake Tahoe, California and Avila Beach, California. In addition, in December 1996 the Company announced plans for the acquisition and development of its tenth resort to be located in St. John, U.S. Virgin Islands. The Company's principal operations currently consist of (i) acquiring, developing and operating timeshare resorts, (ii) marketing and selling timeshare interests in its resorts, which typically entitle the buyer to use a fully-furnished vacation residence, generally for a one-week period each year ("Vacation Intervals") and (iii) providing financing for the purchase of Vacation Intervals at its resorts.

  As part of its growth and acquisition strategy, the Company in September 1996 entered into a definitive agreement and plan of merger (the "Merger Agreement") to acquire AVCOM International, Inc. ("AVCOM"), the parent company of All Seasons Resorts, Inc. ("All Seasons"), a developer, marketer and operator of timeshare resorts in Arizona, California and Texas. AVCOM currently operates nine resorts, which include two under construction, and a tenth resort in which AVCOM holds a partial interest. Five of AVCOM's Resorts are located in Sedona, Arizona, two are located in South Lake Tahoe, California and one resort is located in each of Lake Arrowhead, California, Lake Conroe (near Houston), Texas and Scottsdale, Arizona (the "AVCOM Resorts"). AVCOM currently sells Vacation Intervals at six of its ten resorts, sales at three resorts have been substantially completed and sales at one resort have yet to commence. On January 10, 1997 the stockholders of AVCOM voted to approve the Merger. The Company anticipates that the merger with AVCOM (the "Merger") will be consummated in the first quarter of 1997, assuming all other conditions to closing are timely satisfied. See "The Proposed Merger" and "Risk Factors-- Risks Related to the Proposed Merger."

  The Company believes that, based on published industry data, it is the only developer and operator of timeshare resorts in North America that will offer Vacation Intervals in each of the three principal price segments of the market (value, upscale (characterized by high quality accommodations and service) and luxury (characterized by elegant accommodations and personalized service)). The Company's resorts operate in the following three general categories, each differentiated by price range, brand affiliation and quality of accommodations:

  . NON-BRANDED RESORTS. Vacation Intervals at the Company's six non-branded resorts, which are not affiliated with any hotel chain, generally sell for $6,000 to $15,000 and are targeted to buyers with annual incomes ranging from $35,000 to $80,000. The Company believes its non-branded resorts offer buyers an economical alternative to branded timeshare resorts (such as Embassy Vacation Resorts and Westin Vacation Club resorts) or traditional vacation lodging alternatives. Vacation Intervals at the resorts acquired in the Merger with AVCOM generally sell for $9,000 to $18,000 and are targeted to buyers in the same non-branded market segment.

  . EMBASSY VACATION RESORTS. Vacation Intervals at the Company's three Embassy Vacation Resorts generally sell for $14,000 to $20,000 and are targeted to buyers with annual incomes ranging from $60,000 to $150,000. Embassy Vacation Resorts are designed to provide timeshare accommodations that offer the high quality and value that is represented by the more than 135 Embassy Suites hotels throughout North America.

  . WESTIN VACATION CLUB RESORTS. Through its agreement with Westin Hotels & Resorts ("Westin"), the Company has the exclusive right through May 2001 to jointly acquire, develop and market with Westin "four-star" and "five-star" timeshare resorts located in North America, Mexico and the Caribbean (the "Westin Agreement"). The Company anticipates that Vacation Intervals at Westin Vacation Club resorts generally will sell for $16,000 to $25,000 and will be targeted to buyers with annual incomes ranging from $80,000 to $250,000. The Westin Agreement represents Westin's entry into the timeshare market. The Company and Westin recently announced plans for the acquisition and development of the first Westin Vacation Club resort to be located in St. John, U.S. Virgin Islands. See "Business--Westin Vacation Club Resorts."

  For the twelve month period ended September 30, 1996, the Company sold 6,512 Vacation Intervals at the Existing Resorts, compared to 3,566 and 5,687 for the same periods ended in 1994 and 1995, respectively. Total revenue from Vacation Interval sales at the Existing Resorts for the same periods increased from $36.6 million in 1994 to $57.2 million in 1995 to $84.2 million in 1996. The number of Existing Resorts increased during the same periods through acquisitions and development from four in 1994, to seven in 1995, and to nine in 1996. See "Business--The Resorts."

  The Company's Existing Resorts and the AVCOM Resorts participate in the Vacation Interval exchange network operated by Resort Condominiums International, Inc. ("RCI"), the world's largest Vacation Interval exchange organization with more than two million Vacation Interval owners as members. Participation in the RCI network entitles Vacation Interval owners to exchange their annual Vacation Intervals for occupancy at any of the approximately 2,900 other resorts participating in the RCI network. In November 1996, HFS Incorporated consummated its acquisition of RCI for a combination of cash and securities. According to the American Resort Development Association ("ARDA"), a non-profit industry organization, the ability to exchange Vacation Intervals is cited by buyers as a primary reason for purchasing a Vacation Interval.

  According to ARDA, during the fifteen year period ending in 1994 (the most recent year for which ARDA statistics are available), the total Vacation Interval sales volume for the timeshare industry increased from $490 million in 1980 to $4.76 billion in 1994. A year-by-year presentation of annual Vacation Interval sales volume is detailed under "Business--The Timeshare Industry--The Market." Based on industry data, the Company believes that the total Vacation Interval sales volume for the timeshare industry exceeded $5 billion in 1995. The Company believes that, based on ARDA reports and other industry data, the timeshare industry has benefited recently from increased consumer acceptance of the timeshare concept resulting from effective governmental regulation of the industry, the entry into the industry by national lodging and hospitality companies and increased vacation flexibility resulting from the growth of Vacation Interval exchange networks. The Company expects the timeshare industry to continue to grow as consumer awareness of the timeshare industry increases and as the baby boom generation continues to enter the 40-55 year age bracket, the age group which purchased the most Vacation Intervals in 1994.

  The Company has historically provided financing for approximately 85% of its Vacation Interval buyers. Buyers who finance through the Company typically are required to make a down payment of at least 10% of the Vacation Interval's sales price and pay the balance of the purchase price over a period of one to ten years. The Company typically borrows against its loans to Vacation Interval buyers with borrowings from third-party lending institutions. At September 30, 1996, the Company had a portfolio of approximately 12,800 loans to Vacation Interval buyers amounting to approximately $90.8 million with respect to the Company's consolidated resorts (all of the Existing Resorts except the Embassy Vacation Resort Poipu Point). The Company's consumer loans had a weighted average maturity of approximately seven years and a weighted average interest rate of 15% compared to a weighted average cost of funds of 10.25% on the Company's borrowings secured by such customer loans. As of September 30, 1996, approximately 8.1% of the Company's consumer loans were considered by the Company to be delinquent (past due by 60 or more days) and the Company has completed or commenced foreclosure or deed-in-lieu of foreclosure on approximately 2.5% of its consumer loans. The Company also provides resort management and maintenance services at its non-branded resorts for which it receives fees paid by the homeowners associations at its resorts. Pursuant to management agreements between the Company and the Vacation Interval owners, the Company generally has sole responsibility and exclusive authority for the day-to-day operation of its resorts, including administrative services, procurement of inventories and supplies and promotion and publicity.

  The Company's objective is to become North America's leading developer and operator of timeshare resorts. To meet this objective, the Company intends to
(i) acquire, convert and develop additional resorts to be operated as Embassy Vacation Resorts, Westin Vacation Club resorts and non-branded resorts, capitalizing on the acquisition and marketing opportunities to be provided through its relationships with Promus Hotel Corporation ("Promus") which is the owner of the Embassy Suites brand, Westin and selected financial institutions,
(ii) increase sales and financings of Vacation Intervals at the Existing Resorts through broader-based marketing efforts and in certain instances through the construction of additional Vacation Interval inventory,
(iii) improve operating margins by consolidating administrative functions, reducing borrowing costs and reducing its sales and marketing expenses as a percentage of revenues and (iv) acquire additional Vacation Interval inventory, management contracts, Vacation Interval mortgage portfolios, and properties or other timeshare-related assets that may be integrated into the Company's operations. To implement its growth strategy, the Company intends to pursue resort acquisitions and developments in a number of resort markets that will complement the Company's operations, including the California and Hawaii markets which are subject to barriers to entry and in which the Company's founders, Messrs. Kaneko, Gessow and Kenninger (the "Founders"), have extensive acquisition and development experience.

  The Company has established strategic agreements and relationships with certain lodging companies and financial institutions, including the following:

  . The Company is one of two licensees and operators of Embassy Vacation Resorts. The Company presently operates two Embassy Vacation Resorts and plans to complete the first phase of construction of a third in March 1997. The Company is evaluating additional properties which could be operated as Embassy Vacation Resorts, although no agreements have been entered into with Promus with respect to such properties. See "Risk Factors--Acquisition Strategy and Risks Related to Rapid Growth."

  . The Company, through the Westin Agreement, has the exclusive right through May 2001 to jointly acquire, develop and market with Westin Vacation Intervals at "four-star" and "five-star" Westin-affiliated resorts. The Company and Westin recently announced plans for the acquisition and development of the first Westin Vacation Club resort to be located in St. John, U.S. Virgin Islands. See "Business--Westin Vacation Club Resorts." In addition, the Company and Westin are evaluating the potential acquisition of a number of other properties which may be operated as Westin Vacation Club resorts.

  . The Company has relationships with financial institutions which control significant real estate portfolios and has acquired three of the Existing Resorts from such institutions. The Company expects that these relationships will continue to permit the Company to acquire resort properties at attractive prices. The Company currently is evaluating the acquisition of a number of properties currently owned or controlled by such financial institutions.

  The Company's principal executive offices are located at 5933 West Century Boulevard, Suite 210, Los Angeles, California 90045, and its telephone number is (310) 348-1000.

                              RECENT DEVELOPMENTS

  The Company intends to pursue resort acquisitions and developments in a number of vacation destinations that will complement the Company's operations. The Company's pending merger with AVCOM and the proposed acquisition and development of the first Westin Vacation Club resort to be located in St. John, U.S. Virgin Islands, which transactions were announced in the third and fourth quarter of 1996, respectively, are the result of the Company's growth strategy.

  Merger with AVCOM. On September 22, 1996, the Company signed the Merger Agreement to acquire AVCOM for shares of the Company's Common Stock (determined as described below). AVCOM is the parent company of All Seasons, a developer, marketer and operator of timeshare resorts in the western United States. AVCOM currently operates nine resorts, which includes two under construction, and a tenth resort in which AVCOM holds a partial interest. Five of the AVCOM Resorts are located in Sedona, Arizona, two are located in South Lake Tahoe, California and one resort is located in each of Lake Arrowhead, California, Lake Conroe (near Houston), Texas and Scottsdale, Arizona. Vacation Intervals at the AVCOM Resorts generally sell for $9,000 to $18,000 and are targeted to buyers in the same market segment as the Company's non-branded resorts. For the twelve month period ended September 30, 1996, AVCOM sold approximately 2,560 Vacation Intervals at the AVCOM Resorts, compared to approximately 1,760 and approximately 2,230 for the same periods ended in 1994 and 1995, respectively. Total revenue from Vacation Interval sales at the AVCOM Resorts for the same periods increased from approximately $21.7 million in 1994 to approximately $31.0 million in 1995 to approximately $39.3 million in 1996. The number of AVCOM Resorts increased during the same periods through acquisitions and development from three in 1994, to four in 1995, and to nine in 1996. See "Business--Description of AVCOM's Resorts."

  The number of shares of Common Stock to be issued in the Merger is subject to adjustment based on the market value of the Company's Common Stock at the closing of the Merger. However, the Merger Agreement provides that the Company will issue not more than $34.6 million nor less than $23.1 million in value of its Common Stock at the closing. Based on the closing price of the Company's Common Stock on December 17, 1996 and assuming the Merger had closed on that date, the Company would have been required to issue $34.6 million of its Common Stock in the Merger. In addition, the Company will assume AVCOM's existing indebtedness. In connection with the Merger Agreement, the Company has agreed to loan AVCOM up to $4.0 million, of which $3.125 million had been loaned as of the date of this Prospectus and which was used by AVCOM for working capital purposes. Management expects that the Merger will qualify for pooling accounting treatment. On January 10, 1997, the stockholders of AVCOM voted to approve the Merger. It is anticipated that the Merger will be consummated in the first quarter of 1997, subject to the timely satisfaction of all other conditions to closing, including the satisfactory completion of due diligence by the Company and other customary conditions. See "The Proposed Merger" and "Risk Factors--Risks Related to the Proposed Merger."

  Development of First Westin Vacation Club Resort. In December 1996, the Company and Westin announced plans to acquire and develop the first Westin Vacation Club resort in St. John, U.S. Virgin Islands. The Westin Vacation Club at St. John will involve a conversion of the existing Virgin Grand Villas condominium development (the "St. John Villas"), located adjacent to the Great Cruz Bay Resort Hotel (formerly known as the Hyatt Regency St. John) which will be operated as a Westin Resort Hotel (the "St. John Hotel"). Pursuant to the purchase and sale agreement, Westin will acquire a 100% interest in the St. John Hotel and the Company and Westin will form an entity owned 50% by each of the Company and Westin (the "Westin Partnership") to acquire the St. John Villas, consisting of 96 units, representing 4,163 remaining unsold Vacation Intervals, which will be operated as the Westin Vacation Club resort at St. John. Of the $10.5 million purchase price for the remaining unsold Vacation Intervals at St. John Villas, each of the Company and Westin is obligated to contribute approximately $2.5 million in cash, with the remaining $5.5 million of the acquisition price to be paid by the Westin Partnership. In addition, the Westin Partnership will borrow approximately $7.1 million to complete the conversion of the St. John Villas to a Westin Vacation Club resort.

  The acquisition of the St. John resort is anticipated to close during the first quarter of 1997 and commencement of Vacation Interval sales at the resort is anticipated to begin by the fourth quarter of 1997. Located adjacent to the beachfront hotel, the St. John Villas consist of 96 studio, one bedroom, two bedroom and three bedroom units located on 12.3 hillside acres, of which 48 units are completed and ready for immediate occupancy. The additional 48 units currently require construction of interior finishes and installation of furniture, fixtures and equipment prior to occupancy. See "Risk Factors--Risks of the St. John Acquisition" and "Business--Westin Vacation Club Resorts."

                                  THE RESORTS

  The following table sets forth certain information as of September 30, 1996 regarding each of the Existing Resorts, the Westin Vacation Club at St. John and the AVCOM Resorts to be acquired in the pending Merger, including location, date acquired or to be acquired by the Company, the number of existing and total potential units at the resort, and the number of Vacation Intervals currently available for sale and occupancy and additional expansion potential. Of the 20 resorts set forth below, the Embassy Vacation Resort Poipu Point is partially owned by the Company, the Westin Vacation Club Resort at St. John will be partially owned by the Company when acquired and the North Bay Resort at Lake Arrowhead is partially owned by AVCOM. The exact number of units and Vacation Intervals ultimately constructed may differ from the following estimates based on future land planning and site layout considerations.

                                                                                                 VACATION
                                                                     UNITS AT RESORT        INTERVALS AT RESORT
                                                     DATE        ----------------------- -------------------------
                                                ACQUIRED/TO BE                 TOTAL       CURRENT     POTENTIAL
 RESORT            LOCATION                      ACQUIRED(A)     CURRENT(B) POTENTIAL(C) INVENTORY(D) EXPANSION(E)
 ------            --------                     --------------   ---------- ------------ ------------ ------------
 NON-BRANDED
  RESORTS:
 Cypress Pointe    Lake Buena Vista,          November 1992          224         500(f)      3,111       14,076(f)
  Resort           Florida
 Plantation at     Branson, Missouri          July 1993               98         400(g)        690       15,402(g)
  Fall Creek
 Royal Dunes       Hilton Head Island,        April 1994              40          55(h)        641          765(h)
  Resort           South Carolina
 Royal Palm Beach  St. Maarten, Netherlands   July 1995              140         140(i)      1,937          -- (i)
  Club             Antilles
 Flamingo Beach    St. Maarten, Netherlands   August 1995            172         257(j)      2,584        4,420(j)
  Club             Antilles
 San Luis Bay      Avila Beach, California    June 1996               68         130(k)        907(l)     3,162(k)
  Resort
 EMBASSY VACATION
  RESORTS:
 Poipu Point(m)    Koloa, Kauai, Hawaii       November 1994          219         219(n)      9,966(n)       --
 Grand Beach       Orlando, Florida           January 1995           102         370(o)      2,673       13,668(o)
 Lake Tahoe        South Lake Tahoe,          May 1996               --          210(p)        --        10,710(p)
                   California
 WESTIN VACATION
  CLUB:
 St. John(q)       St. John, U.S. Virgin      First Quarter 1997      48          96(r)      1,715(r)     2,448(r)
                   Islands
 AVCOM RESORTS:
 Scottsdale Villa  Scottsdale, Arizona        First Quarter 1997     --          168(s)        --         8,568(s)
  Mirage Resort
 The Ridge on      Sedona, Arizona            First Quarter 1997     --          120(t)        --         6,120(t)
  Sedona Golf
  Resort
 Sedona Springs    Sedona, Arizona            First Quarter 1997      40          40            62          --
  Resort
 Sedona Summit     Sedona, Arizona            First Quarter 1997      12          60(u)        -- (u)     2,448(u)
  Resort
 Villas of Poco    Sedona, Arizona            First Quarter 1997      33          33            78          --
  Diablo
 Villas of Sedona  Sedona, Arizona            First Quarter 1997      40          40           104          --
 North Bay Resort  Lake Arrowhead,            First Quarter 1997      13          13(v)        429          -- (v)
  at Lake          California
  Arrowhead(v)
 Tahoe Beach &     South Lake Tahoe,          First Quarter 1997     140         140         1,195          --
  Ski Club         California
 Tahoe Seasons     South Lake Tahoe,          First Quarter 1997      21          21(w)        902(w)       --
  Resort           California
 Villas on the     Lake Conroe, Texas         First Quarter 1997      37          85(x)      1,807        2,448(x)
  Lake
                                                                   -----       -----        ------       ------
 TOTAL.........................................................    1,447       3,097        28,801       84,235
                                                                   =====       =====        ======       ======

-------
(a) The dates listed below with respect to the Existing Resorts represent the date of acquisition or, if later, the date of completion of development of the first phase of the resort by the Company and the dates listed below with respect to the Westin Vacation Club at St. John and AVCOM Resorts represent the anticipated closing dates of the pending acquisitions. See "The Proposed Merger" and "Business--Westin Vacation Club Resorts."

(b) Current units at each resort represents only those units that have received their certificate of occupancy as of September 30, 1996.
(c) Total potential units at each resort includes, as of September 30, 1996,
    (i) units which have received their certificate of occupancy, (ii) units currently under development that have not yet received their certificate of occupancy and (iii) units planned to be developed on land currently owned by the Company or AVCOM.
(d) Current inventory of Vacation Intervals at each resort represents only those unsold intervals that have received their certificate of occupancy as of September 30, 1996.
(e) Potential expansion of Vacation Intervals at each resort includes, as of September 30, 1996, (i) intervals currently under development that have not yet received their certificate of occupancy and (ii) intervals planned to be developed on land currently owned by the Company or AVCOM.
(f) Includes an estimated 276 units, which will accommodate an additional estimated 14,076 Vacation Intervals, which the Company plans to construct on land which it owns at the Cypress Pointe Resort and for which all necessary governmental approvals and permits (except building permits) have been obtained. Should the Company elect to construct a higher percentage of three bedroom units, rather than its current planned mix of one, two and three bedroom units, the actual number of planned units and Vacation Intervals will be lower than is indicated above.
(g) Includes 16 units, which will accommodate an additional 816 Vacation Intervals, on which the Company commenced construction in June 1996 and for which all necessary discretionary governmental approvals and permits have been received by the Company. Also includes an additional estimated 286 units, which will accommodate an additional estimated 14,586 Vacation Intervals, which the Company plans to construct on land which it owns or is currently subject to a contract to purchase at the Plantation at Fall Creek.
(h) Includes 15 units, which will accommodate 765 Vacation Intervals, construction of which is planned to begin in the second quarter of 1997 and for which all necessary governmental approvals and permits have been received by the Company.
(i) The Company has not committed to any expansion of the Royal Palm Beach Club. The Company is considering the acquisition of additional land adjacent to the Royal Palm Beach Club for the addition of an estimated 60 units, which will accommodate an estimated 3,060 Vacation Intervals, but has yet to enter into an agreement with respect to such additional land or to obtain the necessary governmental approvals and permits for such expansion.
(j) In May 1996 the Company acquired a five-acre parcel of land adjacent to the Flamingo Beach Club on which the Company plans to develop approximately 85 units which will accommodate an estimated 4,420 Vacation Intervals. The Company is in the process of seeking to obtain the necessary governmental approvals and permits for such proposed expansion.
(k) Includes 62 units, which will accommodate an estimated 3,162 Vacation Intervals, for which all necessary governmental approvals and permits have been received by the Company. Construction of the first 31 units began in October 1996. In addition, the Company is considering the acquisition of additional land near the San Luis Bay Resort for the addition of an estimated 100 units which will accommodate an estimated 5,100 Vacation Intervals, but has yet to enter into an agreement with respect to such land or to obtain the necessary governmental approvals and permits for such proposed expansion.
(l) The Company in June 1996 acquired approximately 130 Vacation Intervals at the San Luis Bay Resort out of the bankruptcy estate of Glen Ivy Resorts, Inc. In addition, the Company acquired promissory notes in default that are secured by approximately 900 Vacation Intervals. The Company intends to foreclose upon and acquire clear title to such Vacation Intervals and intends to complete such foreclosure procedures (or deed-in-lieu procedures) during the second quarter of 1997. These 900 Vacation Intervals are included in the above table as Current Inventory.
(m) The Company acquired a 30.4% partnership interest in the Embassy Vacation Resort Poipu Point in November 1994. The Company owns, directly or indirectly, 100% of the partnership interests in one of the two co-managing general partners of Poipu Resort Partners L.P., a Hawaii limited partnership ("Poipu Partnership"), the partnership which owns the Embassy Vacation Resort Poipu Point. The managing general partner owned by the Company holds a 0.5% partnership interest for purposes of distributions, profits and losses. The Company also holds, directly or indirectly, a 29.93% limited partnership interest in the Poipu Partnership for purposes of distributions, profits and losses, for a total partnership interest of 30.43%. In addition, following repayment of any outstanding partner loans, the Company, directly or indirectly, is entitled to receive a 10% per annum return on the Founders' and certain former limited partners' initial capital investment of approximately $4.6 million in the Poipu Partnership. After payment of such preferred return and the return of approximately $4.6 million of capital to the Company, directly or indirectly, on a pari passu basis with the other general partner in the partnership, the Company, directly or indirectly, is entitled to receive approximately 50% of the net profits of the Poipu Partnership. In the event certain internal rates of return specified in the Poipu Partnership agreement are achieved, the Company, directly or indirectly, is entitled to receive approximately 55% of the net profits of the Poipu Partnership.
(n) Includes 179 units that the Company currently rents on a nightly basis, pending their sale as Vacation Intervals.
(o) Includes at least 24 units, which will accommodate an additional 1,224 Vacation Intervals, on which the Company commenced construction in the fourth quarter of 1996 and for which all necessary discretionary governmental approvals and permits (excluding building permits which have not yet been applied for by the Company) have been received by the Company. The Company has also received all necessary discretionary governmental approvals and permits to construct an additional estimated 244 units on land which it owns at the Embassy Vacation Resort Grand Beach, which will accommodate an additional estimated 12,444 Vacation Intervals (excluding building permits which have not yet been applied for by the Company). The Company plans to apply for and obtain these building permits on a building-by-building basis.
(p) Includes 62 units, which will accommodate 3,162 Vacation Intervals, on which construction began in May 1996 and for which all necessary discretionary governmental approvals and permits have been received by the Company. Twenty-seven units, which will accommodate 1,377 Vacation Intervals, are scheduled for completion in March 1997 and 35 units, which will accommodate 1,785 Vacation Intervals, are scheduled for completion in April 1997. Of this total, the Company is obligated to convey four Vacation Intervals to the former owners of the land on which the Embassy Vacation Resort Lake Tahoe is being developed. Such conveyance will be made upon completion of the first phase of development. The Company has also received all necessary discretionary governmental approvals and permits to construct an additional estimated 148 units (excluding building permits which have not yet been applied for by the Company and which will be applied for and obtained on a phase-by-phase basis) on land that it owns at the Embassy Vacation Resort Lake Tahoe, which will accommodate an estimated 7,548 Vacation Intervals, and, subject to market demand, currently plans to construct 40 of such units commencing in May of each year from 1997 through 1999 and the remaining 28 units commencing in May 2000. The Company commenced sales of Vacation Intervals at the Embassy Vacation Resort Lake Tahoe in June 1996, although the Company will not be able to close any of such sales until the completion of the first units. The Company currently is pre-selling Vacation Intervals at the Embassy Vacation Resort Lake Tahoe prior to receipt of certificates of occupancy.

(q) As described under "Business--Westin Vacation Club Resorts," the Company will own 50% of the entity which will acquire the unsold Vacation Intervals at this resort. The acquisition is anticipated to close during the first quarter of 1997 and commencement of Vacation Interval sales is anticipated to begin by the fourth quarter of 1997.

(r) Includes 48 units, which will accommodate approximately 1,715 unsold Vacation Intervals, which are ready for immediate occupancy. With respect to such 48 units, 36 of such units have received all necessary discretionary governmental approvals and permits necessary to commence Vacation Interval sales and, upon closing of the pending acquisition, the Company plans to file the necessary documentation to receive such approvals with respect to the remaining 12 of such units. Also includes an additional 48 units, which will accommodate an additional approximately 2,448 Vacation Intervals, which will require the installation of utilities, furniture, fixtures and equipment and interior finishes before occupancy. Upon closing of the pending acquisition, the Company currently anticipates completing the renovation of such 48 additional units by the fourth quarter of 1997. Upon closing of the pending acquisition, the Company also will have acquired adjacent land at the St. John resort which will accommodate the development of additional units. The Company has not yet determined the amount of potential additional units which may be constructed on such adjacent land or the timing of such potential development. See "Business--Westin Vacation Club Resorts."

(s) Scottsdale Villa Mirage Resort is in the final stages of construction of the 64 units which constitute Phase I of the resort. Such 64 units will accommodate approximately 3,264 Vacation Intervals and are scheduled for completion in January, 1997. The 40 units in Phase II, which will accommodate approximately 2,040 Vacation Intervals, and the 64 units in Phase III, which will accommodate approximately 3,264 Vacation Intervals, are scheduled for completion in the first quarters of 1998 and 1999, respectively. All necessary discretionary approvals and permits have been received by AVCOM for the Scottsdale Villa Mirage Resort. AVCOM currently is pre-selling Vacation Intervals at the Scottsdale Villa Mirage Resort prior to receipt of certificates of occupancy.

(t) Construction began in December 1996 on The Ridge on Sedona Golf Resort, which upon completion will consist of 120 units. The first 12 units, which will accommodate approximately 612 Vacation Intervals, and clubhouse are scheduled for completion in April 1997, for which all necessary discretionary governmental approvals and permits have been received by AVCOM. Governmental approvals and permits have not been received for the additional planned 108 units, which will accommodate approximately 5,508 Vacation Intervals.

(u) The Sedona Summit Resort is being developed by an affiliated entity, Sedona Summit Development, L.P. of which All Seasons, a wholly owned subsidiary of AVCOM, is the sole general partner. Sales and construction commenced in February 1996 and the Sedona Summit is in the final stages of construction of the final 48 units, which will accommodate approximately 2,448 Vacation Intervals, at which point no further expansion is planned. Construction of the final 48 units is scheduled for completion in the second quarter of 1997. All necessary discretionary governmental approvals and permits have been received by AVCOM. AVCOM currently is pre-selling Vacation Intervals in the final 48 units at the Sedona Summit Resort prior to receipt of certificates of occupancy. All Vacation Intervals at the initial 12 units have been sold as of September 30, 1996. See "Business-- Description of AVCOM's Resorts."

(v) All Seasons owns 40% of Trion Capital Corporation, and has the power to vote another 40% of Trion, the General Partner of Arrowhead Capital Partners, L.P., the developer of North Bay Resort at Lake Arrowhead. The General Partner is entitled to receive 1% of the profits of Arrowhead Capital Partners, L.P., but under certain circumstances, is entitled to receive substantially higher profits. All Seasons has an exclusive sales and marketing contract for sales at North Bay, and is the property manager of the resort. Although Arrowhead Capital Partners, L.P. owns undeveloped land and buildings under construction at the North Bay Resort at Lake Arrowhead, no definitive expansion plans have been made.

(w) AVCOM purchased a portfolio of 1,057 defaulted consumer notes at the Tahoe Seasons Resort in March 1996 which are secured by Vacation Intervals. Of the notes purchased, 414 notes have been converted to inventory of which 114 Vacation Intervals have been sold and 41 of the notes have been reaffirmed by the original buyers. AVCOM intends to foreclose on the remaining notes and acquire clear title to the intervals. These remaining 602 notes are included in the above table as Current Inventory.

(x) Villas on the Lake consists of 37 existing units purchased in February 1996 currently in the final phase of renovation. Land included in the initial purchase is able to accommodate construction of an additional 48 units, which will accommodate an additional approximately 2,448 Vacation Intervals. The phase II construction start date has not yet been determined. All necessary discretionary governmental approvals and permits (excluding building permits which have not yet been applied for by AVCOM) have been received by AVCOM.

                              CORPORATE BACKGROUND

  Signature Resorts, Inc. was incorporated in Maryland in May 1996 by Osamu "Sam" Kaneko, Andrew J. Gessow and Steven C. Kenninger to effect the Consolidation Transactions and the Company's initial public offering, which were consummated on August 20, 1996 (the "Initial Public Offering"). The exchange of direct and indirect interests in, and obligations of, certain limited partnerships, limited liability companies and other corporations affiliated with the Founders for shares of Common Stock in the Company are referred to herein as the "Consolidation Transactions." For additional information regarding the Consolidation Transactions and resulting effect thereof, see "Certain Relationships and Related Transactions--Consolidation Transactions" and "Principal and Selling Stockholders."

  The Company's timeshare resort acquisition and development business commenced in 1992 to take advantage of the unique real estate development, financing and travel industry expertise of the Founders. Mr. Kaneko, who is a Japanese national and was educated in the United States, has more than 24 years of experience in resort real estate acquisition and development. Prior to forming the Company, Mr. Kaneko co-founded KOAR Group, Inc. ("KOAR"), a Los Angeles-based real estate acquisition and development company, with Mr. Kenninger in 1985 and was previously the executive vice-president of the Hawaii-based United States operations of a Japanese publicly-traded real estate developer. Mr. Kenninger, a former business attorney for the seven years prior to co-founding KOAR, has had overall responsibility for the development, acquisition, licensing, branding and legal operations of the Company since 1993. Prior to forming the Company, Mr. Gessow in 1990 formed one of the predecessors of the Company, Argosy Group, Inc. ("Argosy"), a Woodside, California based real estate acquisition and development company and, prior to forming Argosy, was previously president of both the Florida and west coast offices of Trammell Crow Residential Services, a real estate development company. See "Management-- Directors and Executive Officers."

                               THE STOCK OFFERING

 Common Stock offered by the Company........  1,600,000 shares(1)
 Common Stock offered by the Selling
  Stockholders..............................  1,400,000 shares(1)
 Common Stock to be outstanding after
  the Stock Offering........................ 18,992,205 shares(1)(2)
 Use of Proceeds............................ The Company will use the net proceeds of the Offerings (as
                                             defined below) primarily in the
                                             following order of priority:
                                             (i) approximately $40.4 million
                                             to retire existing indebtedness
                                             of the Company,
                                             (ii) approximately $21.1 million
                                             to retire existing indebtedness
                                             of AVCOM that will be assumed by
                                             the Company in the Merger, (iii)
                                             approximately $2.5 million to
                                             finance acquisition costs related
                                             to the St. John Villas and
                                             (iv) the balance to complete
                                             construction and expansion at
                                             certain Existing Resorts and
                                             AVCOM Resorts, to finance the
                                             acquisition and development of
                                             additional resorts and timeshare-
                                             related assets, to finance sales
                                             of Vacation Intervals and for
                                             working capital and other general
                                             corporate purposes. See "Use of
                                             Proceeds."
 Nasdaq National Market symbol.............. "SIGR"
 Concurrent Offerings....................... Concurrently with the Stock
                                             Offering, the Company is offering
                                             $100 million principal amount of
                                             its   % Convertible Subordinated
                                             Notes due 2007 (the "Convertible
                                             Offering" and together with the
                                             Stock Offering, the "Offerings").
                                             The Stock Offering and the
                                             Convertible Offering are not
                                             conditioned upon one another and,
                                             therefore, one offering may be
                                             consummated without the other
                                             offering being consummated. See
                                             "Concurrent Offerings" and "Use
                                             of Proceeds."

--------
(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."
(2) Does not include an estimated 896,688 shares of Common Stock issuable in connection with the Merger (based upon the closing price of the Company's
    Common Stock on January 9, 1997),     shares of Common Stock issuable upon
    conversion of the Convertible Notes, 1,750,000 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Company's 1996 Equity Participation Plan (as defined) and 500,000 shares of Common Stock reserved for issuance pursuant to the Company's Employee Stock Purchase Plan (as defined). See "Management--1996 Equity Participation Plan" and "--Employee Stock Purchase Plan."

  SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION OF THE
                                    COMPANY
             (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth summary consolidated historical and pro forma financial information of the Company. For the historical period ended September 30, 1996, the financial information presented below includes the effect of the Consolidation Transactions and the Initial Public Offering which were consummated in August 1996. For periods ending prior to September 30, 1996, the historical financial information presented below combines each of the Company's predecessor limited partnerships, limited liability companies and other affiliated corporations that were combined into the Company in the Consolidation Transactions. Such information should be read in conjunction with the selected consolidated historical and pro forma financial information of the Company, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements for the Company and the notes thereto which are contained elsewhere in this Prospectus. The pro forma information for the year ended December 31, 1995 and each nine month period ended September 30, 1995 and 1996 give effect to the Consolidation Transactions, the Initial Public Offering and the Merger as if each had occurred as of the beginning of the period presented. Due to seasonality, other market factors and additions to the number of the Company's resorts, the combined historical and pro forma results for the nine months ended September 30, 1995 and 1996 are not necessarily indicative of results for a full year.

                                            HISTORICAL
                    ---------------------------------------------------------------
                                                                  NINE MONTHS
                          YEAR ENDED DECEMBER 31,             ENDED SEPTEMBER 30,
                    ---------------------------------------  ----------------------
                     1992      1993      1994       1995        1995        1996
                    -------  --------  --------  ----------  ----------  ----------
                                                                  (UNAUDITED)
REVENUES:
Vacation Interval
sales.............  $11,328  $ 22,238  $ 40,269  $   59,071  $   46,385     $49,459
Interest income...      402     1,825     3,683       6,929       4,669       6,627
Other income......      115       373       338       6,608       2,641       7,646
                    -------  --------  --------  ----------  ----------  ----------
Total revenues....   11,845    24,436    44,290      72,608      53,695      63,732
COSTS AND
OPERATING
EXPENSES:
Vacation Interval
cost of sales.....    2,999     5,708    12,394      15,650      12,547      11,255
Advertising,
sales, and
marketing.........    4,734    10,809    18,745      28,488      22,429      24,408
Loan portfolio:
  Interest
  expense--
  treasury........      168       674     1,629       3,586       2,533       4,022
  Other expenses..       50       208       851       1,189         758       1,048
  Provision for
  doubtful
  accounts........      555       619       923       1,787       1,471       1,372
General and
administrative:
  Resort-level....      665     2,346     2,864       4,947       2,760       4,961
  Corporate.......      375       877       874       1,607       1,130       2,428
Depreciation and
amortization......      209       384       489       1,675       1,158       1,675
Interest expense--
other.............      --        518       959         476         344       1,868
                    -------  --------  --------  ----------  ----------  ----------
Total costs and
operating
expenses..........    9,755    22,143    39,728      59,405      45,130      53,037
Net operating
income............    2,090     2,293     4,562      13,203       8,565      10,695
Resort property
valuation
allowance.........      --        --        --          --          --          --
Minority interest
in profits of LP..      --        --        --          --          --          --
Equity loss on
investment in
joint venture.....      --        --        271       1,649       1,293          95
                    -------  --------  --------  ----------  ----------  ----------
Income before
taxes.............    2,090     2,293     4,291      11,554       7,272      10,600
Income taxes......      --        --        --          641         210         539
                    -------  --------  --------  ----------  ----------  ----------
Net income........  $ 2,090  $  2,293  $  4,291  $   10,913  $    7,062     $10,061
                    =======  ========  ========  ==========  ==========  ==========
Net income per
share of Common
Stock.............      --        --        --   $     0.96  $     0.62  $     0.82
Weighted average
number of shares
outstanding.......      --        --        --   11,354,705  11,354,705  12,321,759
                    -------  --------  --------  ----------  ----------  ----------
Pro forma net
income(b).........  $ 1,301  $  1,414  $  2,674  $    7,206  $    4,533  $    6,608
Pro forma net
income per share
of Common
Stock(b)..........      --        --        --          --         0.40        0.54
Pro forma weighted
average number of
shares of Common
Stock outstanding.      --        --        --          --   11,354,705  12,321,759
OTHER DATA:
Ratio of earnings
to fixed
charges(c)........     4.19      1.98      1.70        2.70        2.49        1.91
Pro forma ratio of
earnings to fixed
charges(d)........      --        --        --         3.48         --         2.12
EBITDA(e).........  $ 2,467  $  3,869  $  7,368  $   17,291  $   11,307  $   18,165
Cash flows
provided by (used
in)
 Operating
 activities.......   (6,166)   (3,262)  (10,964)      2,304       4,345     (21,851)
 Investing
 activities.......      (51)  (10,776)  (24,940)    (36,919)    (31,382)    (27,390)
 Financing
 activities.......    5,146    15,341    36,134      37,102      30,121      54,744
Number of Existing
Resorts at period
end...............        1         3         4           7           7           9
Number of Vacation
Intervals sold(f).    1,284     2,442     4,482       5,675       4,321       5,157
Numbers of
Vacation Intervals
in inventory(f)...    1,164     1,233     2,401       9,917      18,122      22,509
Average price of
Vacation Intervals
sold(f)...........  $ 8,822  $  9,106  $  8,985  $   11,353  $   11,196  $   13,223

                                                PRO FORMA (UNAUDITED)
                    -----------------------------------------------------------------------------
                     YEAR ENDED DECEMBER 31,            NINE MONTHS ENDED SEPTEMBER 30,
                    ------------------------- ---------------------------------------------------
                              1995                      1995                      1996
                    ------------------------- ------------------------- -------------------------
                    CONSOLIDATION             CONSOLIDATION             CONSOLIDATION
                    TRANSACTIONS/             TRANSACTIONS/             TRANSACTIONS/
                    INITIAL PUBLIC    THE     INITIAL PUBLIC    THE     INITIAL PUBLIC    THE
                       OFFERING    MERGER(a)     OFFERING    MERGER(a)     OFFERING    MERGER(a)
                    -------------- ---------- -------------- ---------- -------------- ----------
REVENUES:
Vacation Interval
sales.............    $   59,071   $   92,302   $   46,385   $   71,206   $   49,459   $   79,870
Interest income...         6,929        7,523        4,669        4,922        6,627        9,023
Other income......         6,928        7,372        2,881        3,521        7,856        6,799
                    -------------- ---------- -------------- ---------- -------------- ----------
Total revenues....        72,928      107,197       53,935       79,649       63,942       95,692
COSTS AND
OPERATING
EXPENSES:
Vacation Interval
cost of sales.....        15,586       26,667       12,497       20,179       11,205       19,949
Advertising,
sales, and
marketing.........        28,488       42,408       22,429       33,661       24,408       39,525
Loan portfolio:
  Interest
  expense--
  treasury........           --           518          --            78        1,810        3,159
  Other expenses..         1,074        1,074          668          668          982          982
  Provision for
  doubtful
  accounts........         1,787        2,579        1,471        1,683        1,372        2,427
General and
administrative:
  Resort-level....         4,947        4,947        2,760        2,760        4,961        4,961
  Corporate.......         1,607        6,202        1,130        4,255        2,428        7,886
Depreciation and
amortization......         1,675        1,860        1,158        1,289        1,675        2,446
Interest expense--
other.............           --         1,300          --         1,044           28        1,623
                    -------------- ---------- -------------- ---------- -------------- ----------
Total costs and
operating
expenses..........        55,164       87,555       42,113       65,617       48,869       82,958
Net operating
income............        17,764       19,642       11,822       14,032       15,073       12,734
Resort property
valuation
allowance.........           --           --           --           --           --           839
Minority interest
in profits of LP..           --           --           --           --           --           112
Equity loss on
investment in
joint venture.....         1,804        1,804        1,355        1,355          485          485
                    -------------- ---------- -------------- ---------- -------------- ----------
Income before
taxes.............        15,960       17,838       10,467       12,677       14,588       11,298
Income taxes......         6,297        7,135        4,135        5,071        5,835        4,519
                    -------------- ---------- -------------- ---------- -------------- ----------
Net income........    $    9,663   $   10,703   $    6,332   $    7,606   $    8,753   $    6,779
                    ============== ========== ============== ========== ============== ==========
Net income per
share of Common
Stock.............    $     0.56   $     0.59   $     0.36   $     0.42   $     0.50   $     0.37
Weighted average
number of shares
outstanding.......    17,392,205   18,288,893   17,392,205   18,288,893   17,494,836   18,391,524
                    -------------- ---------- -------------- ---------- -------------- ----------

----
(continued on following page)

                                                SEPTEMBER 30, 1996
                         -----------------------------------------------------------------
                                              AS ADJUSTED AS ADJUSTED FOR
                                                FOR THE         THE       AS ADJUSTED FOR
                                  AS ADJUSTED MERGER AND    MERGER AND          THE
                         COMPANY    FOR THE    THE STOCK  THE CONVERTIBLE    MERGER AND
                          ACTUAL   MERGER(g)  OFFERING(h)   OFFERING(i)   THE OFFERINGS(j)
                         -------- ----------- ----------- --------------- ----------------
BALANCE SHEET DATA (AT
 END OF PERIOD):
Cash, including escrow.. $ 11,339  $ 12,026    $ 43,406      $ 68,316         $ 99,696
Total assets............  214,529   292,812     324,192       349,102          380,482
Long-term debt..........   81,145   134,051     112,951       193,651          172,551
Stockholders' equity....  100,115   103,881     156,361       103,881          156,361

--------
(a) Reflects the effects of the Merger, as well as the Consolidation Transactions and the Initial Public Offering.
(b) Reflects the effect on historical statement of operations data, assuming the combined Company had been treated as a C corporation rather than as individual limited partnerships and limited liability companies for federal income tax purposes.
(c) The ratio of earnings to fixed charges has been computed by dividing earnings before income tax, plus fixed charges (excluding capitalized interest) and amortization of previously capitalized interest by fixed charges. Fixed charges consist of interest and other finance expenses and capitalized interest.
(d) The pro forma ratio of earnings to fixed charges has been computed as described in (c) above after giving effect to the net decrease in interest expense resulting from the portion of the convertible offering used to retire existing indebtedness of the Company. See "Use of Proceeds."
(e) As shown below, EBITDA represents net income before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to operating cash flow as a measure of liquidity. The following table reconciles EBITDA to net income:

                                                                  NINE MONTHS
                                                                     ENDED
                                     YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                   ---------------------------- ---------------
                                    1992   1993   1994   1995    1995    1996
                                   ------ ------ ------ ------- ------- -------
      Net income.................. $2,090 $2,293 $4,291 $10,913 $ 7,062 $10,061
      Interest expense--treasury..    168    674  1,629   3,586   2,533   4,022
      Interest expense--other.....    --     518    959     476     344   1,868
      Taxes.......................    --     --     --      641     210     539
      Depreciation and
       amortization...............    209    384    489   1,675   1,158   1,675
                                   ------ ------ ------ ------- ------- -------
      EBITDA...................... $2,467 $3,869 $7,368 $17,291 $11,307 $18,165
                                   ====== ====== ====== ======= ======= =======

(f) Includes the effect of sales or inventory at the Company's non-consolidated resort (the Embassy Vacation Resort Poipu Point).
(g) The pro forma adjustments for the Merger represent the historical financial statements of AVCOM. These adjustments assume the Merger will be accounted for using the pooling-of-interests method of accounting. See "Risk Factors--Risks Related to the Proposed Merger--Accounting Treatment."
(h) Adjusted to give effect to the Merger (see footnote (g) above) and to the sale of 1,600,000 shares of Common Stock offered in the Stock Offering by the Company at an assumed offering price of $36 per share, less the underwriting discount and the payment by the Company of the estimated offering expenses.
(i) Adjusted to give effect to the Merger (see footnote (g) above) and to the sale of $100 million of Convertible Notes offered in the Convertible Offering by the Company at an assumed offering price of 100% of the principal amount of the Convertible Notes, less the underwriting discount and the payment by the Company of the estimated offering expenses.
(j) As adjusted to give effect to the offerings described in footnotes (h) and
    (i) above.

         SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF AVCOM
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The operating data for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from AVCOM's consolidated financial statements and notes thereto which have been audited by Ernst & Young LLP, independent public accountants, and are included elsewhere in this Prospectus. Balance sheet data as of December 31, 1993 is derived from AVCOM's consolidated financial statements which have been audited by Ernst & Young LLP, independent public accountants, which are not included in this Prospectus. The operating data and the balance sheet data as of and for the nine months ended September 30, 1995 and 1996 and the operating data and balance sheet data as of December 31, 1991 and December 31, 1992 have been derived from unaudited financial statements that in the opinion of AVCOM's management reflects all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information for such periods and of such dates. The selected consolidated financial data presented below should be read in conjunction with AVCOM's consolidated financial statements, appearing elsewhere in this Prospectus.

                                                                           NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31                    SEPTEMBER 30
                         -----------------------------------------------  --------------------
                          1991    1992     1993       1994       1995       1995       1996
                         ------  ------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF
 OPERATIONS:
Revenues:
  Sales of Vacation
   Intervals............ $6,416  $9,859  $  14,481  $  24,130  $  33,231  $  24,821  $  30,411
  Timeshare management..    --      --         452        650      1,256        962      1,059
  Contract commission
   revenue..............    --      --         --         --         --         --         497
  Gain on sale of notes
   receivable...........    --      --         167        571        566        564         77
  Health club revenue...    --      --         --         --         --         --         375
  Other.................    --      --          99         66        193        137        250
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Total revenues........  6,416   9,859     15,199     25,417     35,246     26,484     32,669
Costs and operating
 expenses:
  Cost of Vacation
   Intervals sold.......  1,676   2,641      3,548      6,792     11,081      7,682      8,744
  Marketing and selling.  3,212   4,921      6,950     12,232     13,920     11,232     15,117
  Timeshare management..    --      --         547        743      1,571      1,023      1,769
  Contract marketing and
   selling..............    --      --         --         --         --         --         974
  Health club expenses..    --      --         --         --         --         --         572
  General and
   administrative.......    323     715      1,621      3,034      4,780      3,256      6,229
  Resort property
   valuation allowance..    --      --         --         --         --         --         839
  Provision for doubtful
   accounts.............    322     140        251        371        792        212      1,055
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Total costs and
   operating expenses...  5,533   8,417     12,917     23,172     32,144     23,405     35,299
  Operating income
   (loss)...............    883   1,442      2,282      2,245      3,102      3,079     (2,630)
  Minority interest in
   consolidated limited
   partnership..........    --      --         --         --         --         --        (112)
  Interest and financing
   costs................    (42)   (299)      (335)      (809)    (1,818)    (1,122)    (2,944)
  Interest income.......     35     179        236        180        594        253      2,396
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before
   income taxes.........    876   1,322      2,183      1,616      1,878      2,210     (3,290)
  Income taxes
   (benefit)............      0       0      1,970        695        838        936     (1,316)
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)..... $  876  $1,322  $     213  $     921  $   1,040  $   1,274  $  (1,974)
                         ======  ======  =========  =========  =========  =========  =========
  Cumulative preferred
   stock dividends......    --      --         --         105        105         79         79
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)
   available for holders
   of common stock......    --      --         --         816        935      1,195     (2,053)
                         ======  ======  =========  =========  =========  =========  =========
  Earnings (loss) per
   share of common stock
   (pro forma in
   1993)(a).............    --      --        0.27       0.16       0.17       0.22      (0.41)
  Weighted average
   number of shares of
   common stock and
   common stock
   equivalents (pro
   forma in 1993)(a)....    --      --   4,682,507  4,942,759  5,554,089  5,530,669  4,987,080

                                                                         NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31                  SEPTEMBER 30
                          --------------------------------------------  --------------------
                           1991     1992     1993     1994      1995      1995       1996
                          -------  -------  -------  -------  --------  ---------  ---------
OTHER DATA:

EBITDA(b)...............  $ 1,052  $ 1,738  $ 2,574  $ 2,571  $  3,881  $   3,463  $     502
Cash flows provided by
 (used in):
 Operating activities...      291   (3,545)   2,907      291     3,564      3,101      1,327
 Investing activities...      (43)    (120)  (2,197)  (1,926)  (13,413)    (9,009)   (17,904)
 Financing activities...     (247)   3,636     (183)   1,046    11,378      6,164     15,735
Number of existing
 resorts at period end..        1        2        2        4         4          4          9
Number of Vacation
 Intervals sold.........      605      922    1,061    1,987     2,304      1,809      1,994
Number of Vacation
 Intervals in inventory.    1,078    2,196    1,135    3,868     1,995      2,322      4,577
Average price of
 Vacation Intervals.....  $10,609  $10,693  $13,650  $12,140  $ 14,420  $  13,720  $  15,250
BALANCE SHEET DATA (AT
 END OF PERIOD):
Cash, including cash in
 escrow.................       64       35      589    1,026     1,807        486        687
Total assets............    2,658    7,385    8,459   20,852    35,934     31,380     78,283
Long-term debt
 (including capitalized
 leases)................       82    4,477    3,454   12,960    23,453     18,540     52,906
Stockholders' equity(c).    1,078    1,724    2,514    3,415     5,340      5,673      3,766

--------

(a) See Footnote 1 to AVCOM's consolidated financial statements.

(b) As shown below, EBITDA represents net income (loss) before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be construed as an alternative to net income as a measure of AVCOM's operating results or to operating cash flow as a measure of liquidity. The following table reconciles EBITDA to net income:

                                                                 NINE MONTHS
                                                                    ENDED
                                  YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                             ---------------------------------- --------------
                              1991   1992   1993   1994   1995   1995   1996
                             ------ ------ ------ ------ ------ ------ -------
Net income (loss)..........  $  876 $1,322 $  213 $  921 $1,040 $1,274 $(1,974)
Interest and financing
 costs.....................      42    299    335    809  1,818  1,122   2,944
Taxes......................       0      0  1,970    695    838    936  (1,316)
Depreciation and
 amortization..............     134    117     56    146    185    131     848
                             ------ ------ ------ ------ ------ ------ -------
 EBITDA....................  $1,052 $1,738 $2,574 $2,571 $3,881 $3,463 $   502
                             ====== ====== ====== ====== ====== ====== =======

(c) Partners' capital for 1991 and 1992.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. The Company cautions the reader that this list of risk factors may not be exhaustive.

  Certain statements in this Prospectus that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Discussions containing such forward-looking statements may be found in the material set forth under "Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally. In addition, when used in the Prospectus the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth in the Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

ACQUISITION STRATEGY AND RISKS RELATED TO RAPID GROWTH

  A principal component of the Company's strategy is to continue to grow by acquiring additional resorts. The Company's future growth and financial success will depend upon a number of factors, including its ability to identify attractive resort acquisition opportunities, consummate the acquisitions of such resorts on favorable terms, convert such resorts to use as timeshare resorts and profitably sell Vacation Intervals at such resorts. There can be no assurance that the Company will be successful with respect to such factors. The Company's ability to execute its growth strategy depends to a significant degree on the existence of attractive resort acquisition opportunities (which, in the past, have included completed or nearly completed resort properties), its ability both to consummate acquisitions on favorable terms and to obtain additional debt and equity capital and to fund such acquisitions and any necessary conversion and marketing expenditures. Currently, there are numerous potential buyers of resort real estate which are better capitalized than the Company competing to acquire resort properties which the Company may consider attractive resort acquisition opportunities. There can be no assurance that the Company will be able to compete against such other buyers successfully or that the Company will be successful in consummating any such future financing transactions or equity offerings on terms favorable to the Company. The Company's ability to obtain and repay any indebtedness at maturity may depend on refinancing, which could be adversely affected if the Company cannot effect the sale of additional debt or equity through public offerings or private placements on terms favorable to the Company. Factors which could affect the Company's access to the capital markets, or the cost of such capital, include changes in interest rates, general economic conditions, the perception in the capital markets of the timeshare industry and the Company's business, results of operations, leverage, financial condition and business prospects.

  In addition, an important part of the Company's growth strategy is to acquire and develop additional Embassy Vacation Resorts and Westin Vacation Club resorts. See "Business--Embassy Vacation Resorts," and "--Westin Vacation Club Resorts." Westin has not previously been active in the timeshare market and may not devote the corporate resources to such projects at levels which will make the projects successful. Moreover, there can be no assurance that Promus will elect to continue licensing the Embassy Vacation Resort name to the Company with respect to possible future resorts. Under the terms of a recently-announced exclusive five-year agreement, Promus and Vistana, Inc. will jointly acquire, develop, manage and market vacation ownership resorts in North America under Promus brand names. As part of the exclusive agreement, Promus and Vistana, Inc. will designate selected markets for development (which markets have yet to be announced). The Company has been identified by Promus as the only other licensee to whom Promus will license the Embassy Vacation Resort name. However, there can be no assurance that Promus will not grant other entities a license to develop Embassy Vacation Resorts or that Promus will not exercise its rights to terminate the Embassy Vacation Resort licensees. See "--Competition."

RISKS RELATED TO THE PROPOSED MERGER

  Uncertainty as to Future Financial Results. The Company believes that the Merger with AVCOM will offer opportunities for long-term efficiencies in operations that should positively affect future results of the combined operations of the Company and AVCOM. However, the Merger may adversely affect the Company's financial performance in 1997 and future years until such time as the Company is able to realize the positive effect of such long-term efficiencies. In addition, the combined companies will be more complex and diverse than the Company individually, and the combination and continued operation of their distinct business operations will present difficult challenges for the Company's management due to the increased time and resources required in the management effort. While management and the Board of Directors of the Company believe that the combination can be effected in a manner which will realize the value of the two companies, management has no experience in combinations of this size. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Following the Merger, in order to maintain and increase profitability, the combined companies will need to successfully integrate and streamline overlapping functions. The Company and AVCOM have different systems and procedures in many operational areas which must be rationalized and integrated. There can be no assurance that integration will be successfully accomplished. The difficulties of such integration may be increased by the necessity of coordinating geographically separate organizations. The integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined companies. Failure to effectively accomplish the integration of the two companies' operations could have an adverse effect on the Company's results of operations and financial condition.

  Merger and Related Expenses. Transaction costs relating to the negotiation of, preparation for, and consummation of the Merger and the anticipated combination of certain operations of the Company and AVCOM will result in a one-time charge to the Company's earnings of approximately $1.7 million to $1.9 million in the quarter in which the Merger is consummated (expected to be the first quarter of 1997). This charge is expected to include the fees and expenses payable to financial advisors, legal fees and other transaction expenses related to the Merger. In addition, there can be no assurance that the Company will not incur additional charges in subsequent quarters to reflect costs associated with the Merger and the integration of the Company's and AVCOM's operations. Additionally, transaction costs relating to the consummation of the Merger and the anticipated combination of operations of the Company and AVCOM, along with changes in AVCOM's accounting policies to conform to the Company's and the write-down and write-off of certain AVCOM assets, will result in a one-time charge to AVCOM's earnings of approximately $6 million to $8 million. This charge is expected to include the estimated costs associated with workforce reductions, contractual payment obligations and other restructuring activities. While the exact timing of this charge cannot be determined at this time, management anticipates that this charge to earnings will be recorded primarily in the fourth quarter of 1996.

  Potential Dilution to Existing Stockholders. If the Merger is consummated, the Company would issue a substantial number of shares of Common Stock to holders of shares of common stock of AVCOM. Based on the closing price of the Company's Common Stock on January 9, 1997, the Company would issue an estimated 896,688 shares of Common Stock in the Merger in exchange for outstanding shares (or options exercisable into such shares) of AVCOM common stock. Based on such price, the estimated 896,688 shares of Common Stock issuable in connection with the Merger would represent approximately 4.5% of the number of shares of Common Stock to be outstanding upon completion of the Stock Offering (assuming no exercise of the Underwriters' over-allotment options). The actual number of shares of Common Stock that would be issued in the Merger is subject to certain adjustments. See "The Proposed Merger."

  Shares Eligible for Public Sale. Sales of substantial amounts of the Company's Common Stock in the public market after the consummation of the Merger could adversely affect prevailing market prices. The estimated 896,688 shares of Common Stock (based on the closing price of the Company's Common Stock on January 9, 1997) to be issued in the Merger will be eligible for immediate sale in the public market, subject to certain contractual limitations and limitations under the Securities Act applicable to affiliates of AVCOM. See "Shares Eligible for Future Sale" and "Underwriting."

  Risk of Non-Consummation of the Merger. The closing of the Offerings are not conditioned upon the closing of the Merger, which is subject to certain significant conditions contained in the Merger Agreement. Many of these conditions are beyond the control of the Company. Although the Company currently expects that such conditions will be satisfied or waived, there can be no assurance that the closing of the Merger will occur. Such conditions, include, among others, the satisfactory completion of due diligence by the Company, the receipt by the Company of an opinion from its and AVCOM's independent public accountants with respect to certain matters relating to the availability of pooling-of-interests accounting treatment for the Merger and the absence of any material adverse change in the business, results of operations or financial condition of either the Company or AVCOM. See "The Proposed Merger."

  Accounting Treatment. The Merger is expected to be accounted for by the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets and liabilities of the Company and AVCOM will be carried forward at their book values to the Company after the Merger, income of the Company after the Merger will include the income (or loss) of the Company and AVCOM for the entire fiscal year in which the Merger occurs, and the reported income of the Company and AVCOM for prior periods will be combined and restated as income of the Company after the Merger. It is a condition to the Company's obligation to effect the Merger that it receive an opinion from its independent public accountants that the Merger will qualify for a pooling-of-interests accounting treatment. See "The Proposed Merger--Conditions of the Merger." Opinions of accountants are not binding upon the Commission, and there can be no assurance that the Commission will not successfully assert a contrary position. In such case, the purchase method of accounting would be applicable. Under the purchase method, the book value of AVCOM's assets would be increased to their fair values, which could result in higher costs of sales, thereby adversely affecting the Company's earnings. Additionally, the excess of the purchase price over the fair value of AVCOM's assets would be amortized and expensed, which could also adversely affect the Company's earnings.

  If the closing of the Merger does not occur, the Company will not succeed to the business and operations of AVCOM and, accordingly, the business and operations of the Company will not include any of the business and operations of AVCOM described in this Prospectus. In connection with the Merger Agreement, the Company has agreed to loan AVCOM up to $4.0 million, of which $3.125 million had been loaned as of the date of this Prospectus. Such loan was used by AVCOM for working capital purposes and AVCOM may or may not be able or willing to repay the loan. In addition, the Company would be required to take a one-time charge to earnings to reflect the costs of the payment of certain amounts relating to the Merger. See "The Proposed Merger," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Financial Information."

VARIABILITY OF QUARTERLY RESULTS; POSSIBLE VOLATILITY OF STOCK PRICE

  The Company's earnings may be impacted by the timing of the completion and development of future resorts, and the potential impact of weather or other natural disasters at the Company's resort locations (e.g., hurricanes in Hawaii, St. Maarten and St. John and earthquakes in California). See "-- Natural Disasters; Uninsured Loss" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Furthermore, the Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net income from the sale of Vacation Intervals. This seasonality may cause significant variations in quarterly operating results. If sales of Vacation Intervals are below seasonal norms during a particular period, the Company's annual operating results could be materially adversely affected. In addition, the combination of (i) the possible delay in generating revenue after the acquisition by the Company of additional resorts prior to the commencement of Vacation Interval sales and
(ii) the expenses associated with start-up unit or room-rental operations, interest expense, amortization and depreciation expenses from such acquisitions may materially adversely impact earnings.

  Due to the foregoing and other factors, the Company believes that its quarterly and annual revenues, expenses and operating results could vary significantly in the future and that period-to-period comparisons should not be relied upon as indications of future performance. Because of the above factors, it is possible that the Company's operating results will be below the expectations of stock market analysts and investors, which could have a severe adverse effect on the market value of the Company's Common Stock. Furthermore, the market price for the Common Stock has been subject to significant fluctuations. Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results and market conditions for hospitality and timeshare industry stocks in general, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF DEVELOPMENT AND CONSTRUCTION ACTIVITIES

  The Company intends to actively continue development, construction, redevelopment/conversion and expansion of timeshare resorts. There can be no assurance that the Company will complete development and/or conversion of the Lake Tahoe and AVCOM's Scottsdale Villa Mirage Resort, Villas on the Lake, Sedona Summit Resort and The Ridge on Sedona Golf Resort currently under development, complete the expansion projects currently under development at the Company's Cypress Pointe, Plantation at Fall Creek and Embassy Vacation Resort Grand Beach resorts and at AVCOM's Sedona Summit Resort, North Bay Resort at Lake Arrowhead and Villas on the Lake resorts, undertake the additional expansion plans set forth in "Business--Description of the Company's Resorts" or undertake to develop other resorts or complete such development if undertaken. Risks associated with the Company's development, construction and redevelopment/conversion activities, including activities relating to the Lake Tahoe and AVCOM's Scottsdale Villa Mirage Resort, Villas on the Lake and The Ridge on Sedona Golf Resort, and expansion activities, including activities relating to the Cypress Pointe, Plantation at Fall Creek, San Luis Bay, Flamingo Beach Club and Embassy Vacation Resort Grand Beach resorts and at AVCOM's Sedona Summit Resort, may include the risks that: acquisition and/or development opportunities may be abandoned; construction costs of a property may exceed original estimates, possibly making the resort uneconomical or unprofitable; sales of Vacation Intervals at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of, or the continued sales of Vacation Intervals at, a property; and construction may not be completed on schedule, resulting in decreased revenues and increased interest expense. In addition, the Company's construction activities typically are performed by third-party contractors, the timing, quality and completion of which cannot be controlled by the Company. Nevertheless, construction claims may be asserted against the Company for construction defects and such claims may give rise to liabilities. New development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, the ability of the Company to coordinate construction activities with the process of obtaining such permits and authorizations, and the ability of the Company to obtain the financing necessary to complete the necessary acquisition, construction, and/or conversion work. Upon the closing of the Offerings, the Company will not have the financing available to complete all of its planned expansion as set forth in "Business--Description of the Company's Resorts." The ability of the Company to expand its business to include new resorts will in part depend upon the availability of suitable properties at reasonable prices and the availability of financing for the acquisition and development of such properties. In addition, certain states and local laws may impose liability on property developers with respect to construction defects, discovered or repairs made by future owners of such property. Pursuant to such laws, future owners may recover from the Company amounts in connection with any repairs made to the developed property. See "Business--Business Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF THE ST. JOHN ACQUISITION

  Although the Company and Westin have announced the signing of definitive agreements for the acquisition of the St. John Villas and the St. John Hotel, the closing of such acquisition is subject to the timely satisfaction of certain conditions, including the execution by the Company and Westin of mutually satisfactory agreements relating to the operation of the St. John Villas. See "--Risks Related to Westin Agreement; Limited Control of Resorts and Termination." Although the Company expects such acquisition to be consummated during the first quarter 1997 and sales of Vacation Intervals to begin at the resort by the fourth quarter of 1997, there can be no assurance that such acquisition and commencement of timeshare sales will be consummated in such time period, if at all. In the event that the closing of the St. John acquisition or the commencement of timeshare sales is materially delayed or does not occur, the Company could incur additional transaction and start-up costs, which may result in an adverse effect on the results of the Company in 1997 or in future years.

RISK OF INCREASING LEVERAGE; RESTRICTIVE COVENANTS

  The Company will have significant interest expense and principal repayment obligations under the Convertible Notes and its other indebtedness. As of September 30, 1996, after giving effect to the Offerings and the application of the net proceeds therefrom and the Merger, the Company and its consolidated subsidiaries would have had an aggregate of $172.1 million of long-term debt. See "Consolidated Capitalization" and "Pro Forma Financial Information." Future development by the Company at its Existing Resorts and the AVCOM Resorts will be financed with indebtedness obtained pursuant to the Company's existing credit facilities or credit facilities obtained by the Company in the future. The agreements with respect to such facilities do contain or in the future could contain restrictive covenants, possibly including covenants limiting capital expenditures, incurrence of debt and sales of assets and requiring the Company to achieve certain financial ratios, some of which could become more restrictive over time. Subsequent acquisition activities will be financed primarily by new financing arrangements. The Company's pro forma indebtedness as well as the indebtedness to be incurred under such facilities will be secured by mortgages on the Company's resort properties as well as other assets of the Company. Among other consequences, the leverage of the Company and such restrictive covenants and other terms of the Company's debt instruments could impair the Company's ability to obtain additional financing in the future, to make acquisitions and to take advantage of significant business opportunities that may arise. In addition, the Company's leverage may increase its vulnerability to adverse general economic and timeshare industry conditions and to increased competitive pressures.

RISKS ASSOCIATED WITH PARTNERSHIP INVESTMENT IN THE POIPU PARTNERSHIP

  The Embassy Vacation Resort Poipu Point is owned by the Poipu Partnership, which consists of the Company and a third party. Property ownership through a partnership involves additional risks, including requirements of partner consents for major decisions (including approval of budgets), capital contributions and entry into material agreements. If the Company and its partner are unable to agree on major decisions, either partner may elect to invoke a buy/sell right, which could require the Company to either sell its interest in the Embassy Vacation Resort Poipu Point or to buy out the interest of its partner at a time when the Company is not prepared to do so. In addition, under certain circumstances, the other partner can require the Company to purchase such partner's interest or sell its interest to the partner. If a dispute arises under this partnership, an adverse resolution could have a material adverse effect on the operations of the Company. In addition, as a general partner, the Company will be subject to certain fiduciary obligations which may obligate it to act in a manner which is not necessarily in the best interest of the Company. The Company may elect to purchase interests in future resorts through similar partnership arrangements. See "--Risks Related to Westin Agreement; Limited Control of Resorts and Termination."

LIMITED OPERATING HISTORY

  The Company was recently formed in order to effectuate the Consolidation Transactions and the Initial Public Offering. Although predecessors of the Company have operating history in the timeshare and hospitality industries, the Company has limited operating history as an integrated entity with respect to the Existing Resorts and limited experience operating as a public company, which could have an adverse impact on the Company's operations and future profitability. The Company has chosen to conduct its management operations (i) in two locations in California primarily with respect to acquisition, development and finance, (ii) in Chicago, Illinois with respect to marketing, (iii) in Orlando, Florida primarily with respect to sales, accounting, treasury and property management operations and (iv) following the Merger, in Sedona, Arizona, primarily with respect to sales, marketing, accounting and property management of the Company's and AVCOM's Western resorts. However, as the Company grows and diversifies into additional geographic markets, including new markets as a result of the Merger with AVCOM, no assurance can be given as to management's ability to efficiently manage operations and control functions without a centrally located management team.

GENERAL ECONOMIC CONDITIONS; CONCENTRATION IN TIMESHARE INDUSTRY; GEOGRAPHIC CONCENTRATION OF INVESTMENTS

  Any downturn in economic conditions or any price increases (e.g., airfares) related to the travel and tourism industry could depress discretionary consumer spending and have a material adverse effect on the Company's business. Any such economic conditions, including recession, may also adversely affect the future availability of attractive financing rates for the Company or its customers and may materially adversely affect the Company's business. Furthermore, adverse changes in general economic conditions may adversely affect the collectibility of the Company's loans to Vacation Interval buyers. Because the Company's operations are conducted solely within the timeshare industry, any adverse changes affecting the timeshare industry such as an oversupply of timeshare units, a reduction in demand for timeshare units, changes in travel and vacation patterns, changes in governmental regulations of the timeshare industry and increases in construction costs or taxes, as well as negative publicity for the timeshare industry, could have a material adverse effect on the Company's operations. Additionally, two of the nine Existing Resorts are located in each of California, Florida and St. Maarten, and six of the ten AVCOM Resorts are located in Arizona and three are located in California. See "Business--The Resorts." The concentration of the Company's investments in California, Florida, the Caribbean and Arizona could result in adverse events or conditions which affect those areas in particular, such as economic recessions and natural disasters, having a more significant negative effect on the operations of the Company's resorts, than if the Company's investments were more geographically diverse. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH CUSTOMER FINANCING

  The Company offers financing to the buyers of Vacation Intervals at the Company's resorts who make a down payment generally equal to at least 10% of the purchase price. This financing generally bears interest at fixed rates and is collateralized by a first mortgage on the underlying Vacation Interval. The Company has entered into agreements with lenders for the financing of these customer receivables. These agreements provide an aggregate of up to approximately $178 million of available financing to the Company bearing interest at variable rates tied to either the prime rate or LIBOR, of which the Company as of September 30, 1996, has approximately $116 million of additional borrowing availability. Under these arrangements, the Company pledges as security promissory notes to these lenders, who typically lend the Company 80% to 90% of the principal amount of such notes. Payments under these promissory notes are made by the buyer/borrowers directly to a payment processing center and such payments are credited against the Company's outstanding balance with the respective lenders. The Company does not presently have binding agreements to extend the terms of such existing financing or for any replacement financing upon the expiration of such funding commitments (which have varying borrowing periods ranging from 18 to 20 months after the initial commitment date), and there can be no assurance that alternative or additional arrangements can be made on terms that are satisfactory to the Company. Accordingly, future sales of Vacation Intervals may be limited by both the availability of funds to finance the initial negative cash flow that results from sales that are financed by the Company and by reduced demand which may result if the Company is unable to provide financing through unaffiliated lenders to buyers of Vacation Intervals. If the Company is required to sell its customer receivables to lenders, discounts from the face value of such receivables may be required by such lenders, if lenders are available at all. At September 30, 1996, the Company had a portfolio of approximately 12,800 loans to Vacation Interval buyers amounting to approximately $90.8 million with respect to the Company's consolidated resorts (all of the Existing Resorts except the Embassy Vacation Resort Poipu Point). The Company's consumer loans had a weighted average maturity of approximately seven years and a weighted average cost of funds of 15%. At such date, the Company had borrowings secured by such loans of approximately $62.2 million, which borrowings bear interest at variable rates with a weighted average of 10.25%. As of September 30, 1996, approximately 8.1% of the Company's consumer loans were considered by the Company to be delinquent (past due by 60 or more days) and the Company has completed or commenced foreclosure or deed-in-lieu of foreclosure on approximately 2.5% of its consumer loans. The Company has historically derived income from its financing activities. However, because the Company's borrowings bear interest at variable rates and the Company's loans to buyers of Vacation Intervals bear interest at fixed rates, the Company bears the risk of increases in interest rates with respect to the loans it has from its lenders. To the extent interest rates on the Company's borrowings decrease, the Company faces an increased risk that customers will pre-pay their loans and reduce the Company's income from financing activities. See "Business--Customer Financing."

RISKS OF HEDGING ACTIVITIES

  To manage risks associated with the Company's borrowings bearing interest at variable rates, the Company expects from time to time to purchase interest rate caps, interest rate swaps or similar instruments. The nature and quantity of the hedging transactions for the variable rate debt will be determined by the management of the Company based on various factors, including market conditions, and there have been no limitations placed on management's use of certain instruments in such hedging transactions. No assurance can be given that any such hedging transactions will offset the risks of changes in interest rates, or that the costs associated with hedging activities will not increase the Company's operating costs.

RISKS ASSOCIATED WITH CUSTOMER DEFAULT

  The Company bears the risk of defaults by buyers who financed the purchase of their Vacation Intervals. If a buyer of a Vacation Interval defaults on the loan made by the Company to finance the purchase of such Vacation Interval during the early part of the repayment schedule the Company generally must take back the mortgage with respect to such Vacation Interval and replace it with a performing mortgage. In connection with the Company taking back any such Vacation Interval, the associated marketing costs other than certain sales commissions will not have been recovered by the Company and they must be incurred again after their Vacation Interval has been returned to the Company's inventory for resale (commissions paid in connection with the sale of Vacation Intervals may be recoverable from the Company's sales personnel and from independent contractors upon default in accordance with contractual arrangements with the Company, depending upon the amount of time that has elapsed between the sale and the default and the number of payments made prior to such default). Although private mortgage insurance or its equivalent is available to cover Vacation Intervals, the Company has never purchased such insurance. In addition, although the Company in many cases may have recourse against Vacation Interval buyers, sales personnel and independent contractors for the purchase price paid and for commissions paid, respectively, no assurance can be given that the Vacation Interval purchase price or any commissions will be fully or partially recovered in the event of buyer defaults under such financing arrangements. The Company purchased defaulted mortgage notes with respect to 900 Vacation Intervals at the San Luis Bay Resort on which the Company is in the process of foreclosing. The Company will be subject to the costs and delays associated with such foreclosure process and no assurance can be given that the value of the underlying Vacation Intervals being foreclosed upon at the time of resale will exceed the purchase price of the defaulted loans, taking into consideration the costs of foreclosure and resale. See "Business--Customer Financing." Similarly, in March 1996, AVCOM purchased defaulted mortgage notes with respect to 1,057 Vacation Intervals at the Tahoe Seasons Resort on which AVCOM is in the process of foreclosing. AVCOM will be subject to the costs and delays associated with such foreclosure process and no assurance can be given that the value of the underlying Vacation Intervals being foreclosed upon at the time of resale will exceed the purchase price of the defaulted loans, taking into consideration the costs of foreclosure and resale. See "Business--Description of AVCOM's Resorts."

COMPETITION

  The Company is subject to significant competition at each of its resorts from other entities engaged in the business of resort development, sales and operation, including interval ownership, condominiums, hotels and motels. Many of the world's most recognized lodging, hospitality and entertainment companies have begun to develop and sell Vacation Intervals in resort properties. Although the Company recently obtained the exclusive development rights to Westin Vacation Clubs from Westin pursuant to the Westin Agreement, other major companies that now operate or are developing or planning to develop Vacation Interval resorts include Marriott Ownership Resorts ("Marriott"), The Walt Disney Company ("Disney"), Hilton Hotels Corporation ("Hilton"), Hyatt Corporation ("Hyatt"), Four Seasons Hotels & Resorts ("Four Seasons") and Inter-Continental Hotels and Resorts ("Inter-Continental"). Many of these entities possess significantly greater financial, marketing, personnel and other resources than those of the Company and may be able to grow at a more rapid rate or more profitably as a result.

  The Company also competes with companies with non-branded resorts such as Westgate, Vistana, Inc. and Vacation Break. Under the terms of a recently announced exclusive five-year agreement, Promus and Vistana, Inc. will jointly acquire, develop and manage and market vacation ownership resorts in North America under Promus brand names. As part of the exclusive agreement, Promus and Vistana, Inc. will designate selected markets for development (which markets have yet to be announced). The Company has been identified by Promus as the only other licensee to whom Promus will license the Embassy Vacation Resort name. However, there can be no assurance that Promus will not grant other entities a license to develop Embassy Vacation Resorts or that Promus will not exercise its rights to terminate the Embassy Vacation Resort licenses. Additionally, Vacation Break announced in November 1996 that it had agreed to purchase the Berkley Group, another timeshare resort developer, and following consummation of Vacation Breaks' acquisition of the Berkley Group, such entity will possess greater resources as a consolidated entity.

  In the event that the Westin Agreement becomes the subject of dispute between the parties thereto, it is possible that the Company's interest in pursuing acquisition and development opportunities at "four-star" and "five-star" resorts located in North America, Mexico and the Caribbean through May 2001 could be barred pending the final resolution of such dispute. Additionally, at the expiration or early termination of the Westin Agreement, Westin could become a direct competitor with the Company in the timeshare resort business, including in the markets most attractive to the Company. See "--Risks Related to the Westin Agreement; Limited Control of Resorts and Termination" and "Business--Westin Vacation Club Resorts." In addition, the five Embassy Suites hotels owned or controlled by affiliates of the Founders, which will not be owned by the Company, may compete with certain of the Company's timeshare resorts; however, the Company anticipates that such five Embassy Suites hotels could be a significant source of lead generation for its marketing activities. Subject to the covenants not to compete (as described herein), the Founders could acquire resort and other hotel properties that could compete with the Company's timeshare business. See "Management-- Employment Agreements" and "--Covenants Not To Compete."

DEPENDENCE ON VACATION INTERVAL EXCHANGE NETWORKS; RISK OF INABILITY TO QUALIFY RESORTS

  The attractiveness of Vacation Interval ownership is enhanced significantly by the availability of exchange networks that allow Vacation Interval owners to exchange in a particular year the occupancy right in their Vacation Interval for an occupancy right in another participating network resort. According to the ARDA, the ability to exchange Vacation Intervals was cited by buyers as a primary reason for purchasing a Vacation Interval. Several companies, including RCI, provide broad-based Vacation Interval exchange services, and the Company's Existing Resorts are currently qualified for participation in the RCI exchange network. In November 1996, HFS Incorporated consummated its acquisition of RCI.

  No assurance can be given that the Company will continue to be able to qualify its Existing Resorts or the AVCOM Resorts, or will be able to qualify its future resorts, for participation in the RCI network or any other exchange network. RCI is under no obligation to include the Existing Resorts or the AVCOM Resorts in its exchange network. If such exchange networks cease to function effectively, or if the Company's resorts are not accepted as exchanges for other desirable resorts, the Company's sales of Vacation Intervals could be materially adversely effected. See "Business--Participation in Vacation Interval Exchange Networks."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a large extent upon the experience and abilities of Messrs. Kaneko, Gessow and Kenninger, who serve as the Company's Chief Executive Officer, President, and Chief Operating Officer, respectively, as well as the abilities of James E. Noyes and Michael A. Depatie, the Company's Executive Vice President, and Executive Vice President and Chief Financial Officer, respectively. The loss of the services of any one of these individuals could have a material adverse effect on the Company, its operations and its business prospects. See "Management--Employment Agreements." The Company's success is also dependent upon its ability to attract and maintain qualified development, acquisition, marketing, management, administrative and sales personnel for which there is keen competition among the Company's competitors. In addition, the cost of retaining such key personnel could escalate over time. There can be no assurance that the Company will be successful in attracting and/or retaining such personnel.

  Pursuant to the Poipu Partnership Agreement, the Company may be removed as managing general partner if, under certain circumstances, two of the three Founders (Osamu Kaneko, Andrew J. Gessow and Steven C. Kenninger) are no longer officers of the Company. In addition, the Poipu Partnership Agreement provides that certain of the Founders will be actively involved in the management of the Embassy Vacation Resort Poipu Point.

REGULATION OF MARKETING AND SALES OF VACATION INTERVALS; OTHER LAWS

  The Company's marketing and sales of Vacation Intervals and other operations are subject to extensive regulation by the federal government and the states and foreign jurisdictions in which the Existing Resorts are located and in which Vacation Intervals are marketed and sold. On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject appears in the Truth-in-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, Telephone Consumer Protection Act, Telemarketing and Consumer Fraud and Abuse Prevention Act, Fair Housing Act and the Civil Rights Acts of 1964 and 1968. In addition, many states have adopted specific laws and regulations regarding the sale of interval ownership programs. The laws of most states, including Florida, South Carolina and Hawaii, require the Company to file with a designated state authority for its approval a detailed offering statement describing the Company and all material aspects of the project and sale of Vacation Intervals. The laws of California and Arizona require the Company to file numerous documents and supporting information with their respective Departments of Real Estate, the agencies responsible for the regulation of Vacation Intervals. When such Departments determine that a project has complied with applicable law, they will issue a public report for the project. The Company is required to deliver an offering statement or public report to all prospective purchasers of a Vacation Interval, together with certain additional information concerning the terms of the purchase. The laws of Illinois, Florida, Hawaii and Texas impose similar requirements. Laws in each state where the Company sells Vacation Intervals generally grant the purchaser of a Vacation Interval the right to cancel a contract of purchase at any time within a period ranging from three to fifteen calendar days following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by the Company. Most states have other laws which regulate the Company's activities, such as real estate licensure; seller's of travel licensure; anti-fraud laws; telemarketing laws; price, gift and sweepstakes laws; and labor laws. The Company believes that it is in material compliance with all federal, state, local and foreign laws and regulations to which it is currently subject. However, no assurance can be given that the cost of qualifying under Vacation Interval ownership regulations in all jurisdictions in which the Company desires to conduct sales will not be significant or that the Company is in fact in compliance with all applicable federal, state, local and foreign laws and regulations. Any failure to comply with applicable laws or regulations could have a material adverse effect on the Company. See "Business--Governmental Regulation."

  In addition, certain state and local laws may impose liability on property developers with respect to construction defects discovered or repairs made by future owners of such property. Pursuant to such laws, future owners may recover from the Company amounts in connection with the repairs made to the developed property.

  In connection with the resorts to be acquired in the Merger with AVCOM, the California Department of Real Estate has conducted an audit with respect to AVCOM timeshare operations at the Tahoe Beach & Ski Club and has informed AVCOM of several discrepancies it claims to have discovered during such audit. AVCOM has responded to the Department of Real Estate's request for additional information and has been advised by the Department of Real Estate that it will close its audit. In addition, the Arizona Department of Real Estate is investigating AVCOM and its Scottsdale Villa Mirage and Sedona Summit Resorts with respect to the alleged failure of John R. Stevens, AVCOM's Director of Marketing and New Projects, to disclose certain events from his prior development history in Colorado on timeshare registration applications filed in Arizona and on certain other of AVCOM's timeshare-related activities. As a result of the Arizona investigation, Mr. Stevens agreed to voluntarily resign his position as an officer and director of AVCOM, and AVCOM and Mr. Stevens are cooperating with the Arizona Department of Real Estate. AVCOM and Mr. Stevens believe that they have satisfied all applicable requirements and the Arizona Department of Real Estate has lifted its request for additional disclosure regarding Mr. Stevens in public timeshare resorts filed in Arizona. However, the enforcement action against Mr. Stevens is still pending. Additionally, in December 1996, the Arizona Department of Real Estate served certain affiliates of AVCOM with a Cease and Desist Order which relates to the alleged use by All Seasons and its third-party telemarketing vendors of a promotion which had not been approved by the Department of Real Estate. The Order requires All Seasons to provide all persons originally offered the promotion with a Department of Real Estate approved premium of equal or greater worth or pay the person the advertised cash value of the promotion. The Cease and Desist Order may be followed by an enforcement action. The Texas Real Estate Commission also has investigated AVCOM. The Company has been advised by the Texas Real Estate Commission that based on information it has gathered and Mr. Stevens' resignation as an officer of AVCOM's Texas subsidiaries, the Texas Real Estate Commission will not take any action in this matter. Upon consummation of the Merger with AVCOM, it is anticipated that Mr. Stevens will be employed by a subsidiary of the Company. See "Management--Employment Agreements."

POSSIBLE ENVIRONMENTAL LIABILITIES

  Under various federal, state and local laws, ordinances and regulations, the owner of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or lease a property or to borrow using such real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at a property.

  As of the date of the Prospectus, Phase I environmental reports (which typically involve inspection without soil sampling or ground water analysis) have been prepared by independent environmental consultants for each Existing Resort and for each AVCOM Resort. In connection with the acquisition and development of the Embassy Vacation Resort Lake Tahoe and the San Luis Bay Resort, the independent environmental consultants have identified several areas of environmental concern. The areas of concern at the Embassy Vacation Resort Lake Tahoe relate to possible soil and water contamination that originated on the resort site due to prior uses and to contamination that may migrate onto the resort site from upgradient sources. California regulatory agencies have been monitoring the resort site and have required or are in the process of requiring the responsible parties (presently excluding the Company) to effect remediation action. The Company has been indemnified by certain of such responsible parties for certain costs and expenses in connection with contamination at the Embassy Vacation Resort Lake Tahoe (including Chevron (USA), Inc.) and does not anticipate incurring material costs in connection therewith; however, there is no assurance that the indemnitor(s) will meet their obligations in a complete and timely manner. In addition, the Company's San Luis Bay Resort is located in an area of Avila Beach, California which has experienced underground contamination resulting from leaking pipes at a nearby oil refinery. California regulatory agencies have required the installation of groundwater monitoring wells on the beach near the resort site, and no demand or claim in connection with such contamination has been made on the Company, however, there is no assurance that claims will not be asserted against the Company with respect to this environmental condition. In addition, while remodeling the Carson Building at the Tahoe Beach & Ski Club, one of the AVCOM Resorts, AVCOM's contractor informed AVCOM of the possible presence of asbestos containing materials. AVCOM has given governmental and private notification to various agencies and persons whom AVCOM determined, after consulting with counsel, should receive notice. Civil and criminal penalties could be assessed in this matter, however, it is the present belief of AVCOM, after conferring with counsel, that such penalties are unlikely. Civil liability for personal injury is also possible, but AVCOM's consultants do not believe that the asbestos posed a substantial health hazard and that the environmental concern has been remediated. The total additional cost to AVCOM for the asbestos remediation, including all professional fees, was $325,000.

  With the exception of the above mentioned resorts, the Company is not aware of any environmental liability that would have a material adverse effect on the Company's business, assets or results of operations. No assurance, however, can be given that these reports reveal all environmental liabilities or that no prior owner created any material environmental condition not known to the Company.

  Certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not relieve an owner of such liability. Thus, the Company may have liability with respect to properties previously sold by its predecessors.

  The Company believes that it and AVCOM are in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances and, except as described above with respect to the Embassy Vacation Resort Lake Tahoe and the San Luis Bay Resort, the Company has not been notified by any governmental authority or third party of any non-compliance, liability or other claim in connection with any of its present or former properties. See "Business--Governmental Regulation-- Environmental Matters."

COSTS OF COMPLIANCE WITH LAWS GOVERNING ACCESSIBILITY OF FACILITIES TO DISABLED PERSONS

  A number of state and federal laws, including the Fair Housing Act and the Americans with Disabilities Act (the "ADA"), impose requirements related to access and use by disabled persons on a variety of public accommodations and facilities. These requirements did not become effective until after January 1, 1991. Although the Company believes that its Existing Resorts and the AVCOM Resorts are substantially in compliance with laws governing the accessibility of its facilities to disabled persons, the Company may incur additional costs of complying with such laws. Additional legislation may impose further burdens or restriction on property owners (including homeowner associations at the Existing Resorts) with respect to access by disabled persons. The ultimate amount of the cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial. Limitations or restrictions on the completion of certain renovations may limit application of the Company's growth strategy in certain instances or reduce profit margins on the Company's operations. If a homeowners' association at a resort was required to make significant improvements as a result of non-compliance with the ADA, Vacation Interval owners may default on their mortgages and/or cease making required homeowners' association assessment payments. The Company is not aware of any non-compliance with the ADA, the Fair Housing Act or similar laws that management believes would have a material adverse effect on the Company's business, assets or results of operations.

NATURAL DISASTERS; UNINSURED LOSS

  In 1992, prior to the Company's purchase of an interest in the Embassy Vacation Resort Poipu Point, the resort was substantially destroyed by Hurricane Iniki. The resort was rebuilt with insurance proceeds before the Company acquired its interest in the resort, but could suffer similar damage in the future. In September 1995 and July 1996, the Company's St. Maarten resorts were damaged by hurricanes and could suffer similar damage in the future. In addition, the Company's other resorts which are or will be located in Hawaii, Florida and the Caribbean (including the recently-announced St. John resort which was damaged by Hurricane Marilyn in 1995) may be subject to hurricanes and damaged as a result thereof. The Company's resorts located in California and Hawaii may be subject to damage resulting from earthquakes. There are certain types of losses (such as losses arising from acts of war) that are not generally insured because they are either uninsurable or not economically insurable and for which the Company does not have insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a resort, as well as the anticipated future revenues from such resort and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company. See "Business--Insurance, Legal Proceedings."

EFFECTIVE VOTING CONTROL BY EXISTING STOCKHOLDERS; WESTIN DIRECTOR DESIGNATION

  After giving effect to the Stock Offering and without giving effect to the conversion of the Convertible Notes, the Founders will hold substantial amounts of shares of Common Stock (Messrs. Kaneko, Gessow and Kenninger will hold 14.0%, 16.1% and 7.2%, respectively, before consummation of the Merger) which may allow them, collectively, to exert substantial influence over the election of directors and the management and affairs of the Company. Accordingly, if such persons vote their shares of Common Stock in the same manner, they may have sufficient voting power to determine the outcome of various matters submitted to the stockholders for approval, including mergers, consolidations and the sale of substantially all of the Company's assets. Pursuant to the Westin Agreement, during the term thereof Westin generally will have the right to designate one member of the Company's Board of Directors, irrespective of its share ownership in the Company. See "Principal and Selling Stockholders," "Description of Capital Stock" and "Business-- Westin Vacation Club Resorts." Such control may result in decisions which are not in the best interest of the Company. In addition, under certain circumstances, in the event that the Founders collectively own less than 75% of the shares of Common Stock owned by them immediately following the closing of the Initial Public Offering and the consummation of the Consolidation Transactions, and the Common Stock they own thereafter is less than 75% of the market value of the Common Stock issued to them in the Initial Public Offering, then the Company's partner in the Poipu Partnership will be entitled to require the Company to either dispose of its interest or purchase such partner's interest in the Poipu Partnership pursuant to the terms and conditions of the partnership agreement.

DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be in the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect of the payment of dividends and other factors that the Company's Board of Directors deems relevant.

RISK OF TAX RE-CLASSIFICATION OF INDEPENDENT CONTRACTORS AND RESULTING TAX LIABILITY; COST OF COMPLIANCE WITH APPLICABLE LAWS

  The Company sells Vacation Intervals at its Existing Resorts and will sell Vacation Intervals at the AVCOM Resorts through independent sales agents. Such independent sales agents provide services to the Company under contract and, the Company believes, are not employees of the Company. Accordingly, the Company does not withhold payroll taxes from the amounts paid to such independent contractors. Although the Internal Revenue Service has made inquiries regarding the Company's classification of its sales agents at its Branson, Missouri resort, no formal action has been taken and the Company has requested that the inquiry be closed. In the event the Internal Revenue Service or any state or local taxing authority were to successfully classify such independent sales agents as employees of the Company, rather than as independent contractors, and hold the Company liable for back payroll taxes, such reclassification may have a material adverse effect on the Company.

  Additionally, from time to time, potential buyers of Vacation Intervals assert claims with applicable regulatory agencies against Vacation Interval salespersons for unlawful sales practices. Such claims could have adverse implications for the Company in negative public relations and potential litigation and regulatory sanctions.

LIMITED RESALE MARKET FOR VACATION INTERVALS

  The Company sells the Vacation Intervals to buyers for leisure and not investment purposes. The Company believes, based on experience at its Existing Resorts and AVCOM's Resorts, that the market for resale of Vacation Intervals by buyers is presently limited, and that any resales of Vacation Intervals are typically at prices substantially less than the original purchase price. These factors may make ownership of Vacation Intervals less attractive to prospective buyers, and attempts by buyers to resell their Vacation Intervals will compete with sales of Vacation Intervals by the Company. In addition, the market price of Vacation Intervals sold by the Company at a given resort or by its competitors in the market in which each resort is located could be depressed by a substantial number of Vacation Intervals offered for resale.

RISKS RELATED TO OPERATIONS IN ST. MAARTEN, NETHERLAND ANTILLES

  Two of the Existing Resorts are located in St. Maarten, Netherland Antilles, both of which were acquired by the Company in a foreclosure sale. There are a number of ongoing disputes with owners who owned units at the Flamingo Beach Club, including certain claims respecting their obligations to pay for annual maintenance expenses or whether there are certain entitlements to guaranteed returns. If such claims are adversely determined against the Company, such determination may have a material adverse impact on the operation of this property.

  In addition, a portion of the Company's Royal Palm Beach Club resort located in St. Maarten, Netherlands Antilles, is operated by the Company pursuant to a long-term ground lease that expires in 2050 and the types of tenant protections, such as estoppel certificates, which would be provided in the United States, are not available. Although the Company is unaware of any circumstances that could cause the early termination of such ground lease before its scheduled expiration date, any such early termination or cancellation of the ground lease could have an adverse effect on the Company's operations. In addition, title insurance is not available in the Netherlands Antilles. Accordingly, title to the Company's real property and ground lease with respect to the Flamingo Beach Club and Royal Palm Beach Club resorts are not insured, may be subject to challenge, and, if successfully challenged, could result in additional costs to operate these resorts.

POTENTIAL CONFLICTS OF INTEREST

  Because affiliates of Messrs. Kaneko and Kenninger have operations in the lodging industry other than those with respect to the development and operation of timeshare resorts, potential conflicts of interest exist. Affiliates of KOAR, which are owned by Messrs. Kaneko and Kenninger, have developed and currently act as the managing general partner of partnerships which own five hotels that are franchised as Embassy Suites hotels

(one of which, the Embassy Suites Lake Tahoe, is located in a market served by the Company) and a residential condominium project overlooking the ocean in Long Beach, California (a market in which the Company may operate in the future). Messrs. Kaneko and Kenninger will continue to devote a portion of their time to KOAR's hotel business and to meeting their duties and responsibilities to investors in such entities existing prior to the Consolidation Transactions and the Initial Public Offering.

   Additionally, notwithstanding their covenants not to compete, the Founders have the right to pursue certain activities which could divert their time and attention from the Company's business and result in conflicts with the Company's business. The Founders are evaluating the acquisition of other hotel properties in Hawaii, which at a future date may be converted to accommodate timeshare operations. See "Management--Employment Agreements," "--Covenants Not To Compete" and "Business--Future Acquisitions."

RISKS RELATED TO WESTIN AGREEMENT; LIMITED CONTROL OF RESORTS AND TERMINATION

  The Westin Agreement may involve certain additional risks to the Company's future operations. The Westin Agreement imposes certain restrictions on the Company's ability to develop certain timeshare resorts in conjunction with hotel operators other than Westin. Generally, the Company is required, subject to certain exceptions involving Embassy Vacation Resorts and Promus, to submit for Westin's consideration any "four-star" or "five-star" development opportunity that the Company has determined to pursue. In the event Westin determines not to proceed with the Company to develop such resort, the Company would be free only to develop the resort as a "non-branded" property or as a property branded as an Embassy Vacation Resort or in conjunction with other upscale operators, but excluding specified operators of luxury hotels and resorts. In addition, resorts acquired or developed pursuant to the Westin Agreement, including the St. John resort, will be owned by partnerships, limited liability companies or similar entities in which each of Westin and the Company will own a 50% equity interest and have an equal voice in management. Accordingly, the Company will not be able to control such resorts or the applicable entities. In addition, the Westin Agreement will be terminable by either party if certain thresholds relating to development or acquisitions of resorts are not met, in the event of certain changes in management of Westin or the Company or in the event of an acquisition or merger of either party. Pursuant to the Westin Agreement, Westin and the Company intend to enter into detailed definitive agreements to implement the Westin Agreement, including operating agreements. There can be no assurance that the parties will be able to reach such definitive agreements. See "Business--Westin Vacation Club Resorts" and "Risk Factors--Effective Voting Control of Existing Stockholders; Westin Director Designation."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND THE COMPANY'S CHARTER AND BYLAWS

  Certain provisions of the Company's articles of incorporation (the "Charter") and bylaws (the "Bylaws"), as well as Maryland corporate law, may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholder's best interest. For example, such provisions may (i) deter tender offers for Common Stock, which offers may be beneficial to stockholders or (ii) deter purchases of large blocks of Common Stock, thereby limiting the opportunity for stockholders to receive a premium for their Common Stock over then-prevailing market prices. These provisions include the following:

  Preferred Shares. The Charter authorizes the Board of Directors to issue preferred stock in one or more classes and to establish the preferences and rights (including the right to vote and the right to convert into Common Stock) of any class of preferred stock issued. No preferred stock will be issued or outstanding as of the closing of either of the Offerings. See "Description of Capital Stock--Preferred Stock."

  Staggered Board. The Board of Directors of the Company has three classes of directors. The terms of the first, second and third classes will expire in 1997, 1998 and 1999, respectively. Directors for each class will be chosen for a three-year term upon the expiration of the term of the current class, beginning in 1997. The affirmative vote of two-thirds of the outstanding Common Stock is required to remove a director.

  Maryland Business Combination Statute. Under the Maryland General Corporation Law ("MGCL"), certain "business combinations" (including the issuance of equity securities) between a Maryland corporation and any person who owns, directly or indirectly, 10% or more of the voting power of the corporation's shares of capital stock (an "Interested Stockholder") must be approved by a supermajority (i.e., 80%) of voting shares. In addition, an Interested Stockholder may not engage in a business combination for five years following the date he or she became an Interested Stockholder.

  Maryland Control Share Acquisition. Maryland law provides that "Control Shares" of a corporation acquired in a "Control Share Acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible under the statute to be cast on the matter. "Control Shares" are voting shares of beneficial interest which, if aggregated with all other such shares of beneficial interest previously acquired by the acquiror, would entitle the acquiror directly or indirectly to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control Shares do not include shares of beneficial interest the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "Control Share Acquisition" means the acquisition of Control Shares, subject to certain exceptions.

  If voting rights are not approved at a meeting of stockholders then, subject to certain conditions and limitations, the issuer may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value. If voting rights for Control Shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares of beneficial interest entitled to vote, all other stockholders may exercise appraisal rights. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws."

SHARES ELIGIBLE FOR FUTURE SALE

  Holders who received their shares of Common Stock as a result of the Consolidation Transactions hold their shares subject to the limitations of Rule 144 of the Securities Act ("Rule 144"). Such holders have been granted certain registration rights pursuant to which the Company has agreed to file, and use its best efforts to cause to become effective as soon as practicable following February 17, 1997, a shelf registration statement with the Commission for the purpose of registering the sale of such shares of Common Stock. Each stockholder who received shares of Common Stock as a result of the Consolidation Transactions has agreed, with certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any Common Stock, for a period of 180 days (one year with respect to the Founders) after the closing of the Initial Public Offering, which occurred on August 20, 1996 and 90 days after the closing of the Stock Offering without the prior written consent of Montgomery Securities (which written consent with respect to the Stock Offering has been granted to the Selling Stockholders who are participating in the Stock Offering); one of such exceptions allows the Founders to pledge between $30 million and $50 million of their Common Stock to secure a margin loan in a maximum amount of $10 million and another exception allows the Founders to pledge approximately $5.8 million of their Common Stock in connection with their buyout of a former partner. The Company and the officers and directors of the Company who did not receive shares in the Consolidation Transaction will also agree to a similar 90-day lock-up period. See "Shares Eligible for Future Sale" and "Underwriting."

  Future sales of substantial amounts of Common Stock, or the potential for such sales, could adversely affect prevailing market prices. See "Shares Eligible for Future Sale" and "Underwriting."

  Sales of substantial amounts of Common Stock in the public market after the consummation of the Merger could adversely affect prevailing market prices. The estimated 896,688 shares of Common Stock to be issued in the Merger (based on the closing price of the Company's Common Stock on January 9, 1997) will be eligible for immediate sale in the public market, subject to certain limitations under the Securities Act applicable to affiliates of AVCOM.

  Additionally, there are (i) outstanding stock options to purchase 1,750,000 shares of Common Stock which have been granted to executive officers, other key employees, independent directors and a consultant of the Company under the 1996 Equity Participation Plan (less than 20% of which are presently exercisable), (ii) up to 500,000 shares of Common Stock that may be sold pursuant to the Company's Employee Stock Purchase Plan (none of which have
been sold to date) and (iii)     shares of Common Stock initially issuable
upon conversion of the Convertible Notes.

CONCURRENT OFFERINGS

  Concurrently with the offering of the Common Stock, the Company is separately offering up to $100 million principal amount of its Convertible Notes due 2007. The consummation of the Stock Offering is not conditioned upon the consummation of the Convertible Offering. There can be no assurance that the Convertible Offering will be consummated and, if so, on what terms. Failure to consummate the Convertible Offering will adversely affect the Company's ability to make the lower priority expenditures described under "Use of Proceeds." See "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,600,000 shares of Common Stock offered by the Company in the Stock Offering, based on an assumed public offering price of $36 per share, and from the sale of the $100 million
aggregate principal amount of the   % Convertible Subordinated Notes due 2007
offered by the Company in the Convertible Offering, based on an assumed public offering price of 100% of the principal amount thereof, in each case after deducting underwriting discounts and estimated expenses of the Stock Offering and the Convertible Offering, are estimated to be $52.5 million and $96.7 million, respectively ($60.7 million and $111.3 million, respectively, if the Underwriters' over-allotment options are exercised in full). The Stock Offering and the Convertible Offering are not conditioned upon one another and, therefore, one offering may be consummated, without the other offering being consummated. See "Risk Factors--Concurrent Offerings."

  The Company intends to use the net proceeds of the Offerings in the following order of priority: (i) approximately $40.4 million to retire existing indebtedness of the Company, (ii) approximately $21.1 million to retire existing indebtedness of AVCOM that will be assumed by the Company in the Merger, (iii) approximately $2.5 million to finance acquisition costs related to the St. John Villas, and (iv) the balance to complete construction and expansion at certain Existing Resorts and AVCOM Resorts, to finance the acquisition and development of additional resorts and timeshare-related assets, to finance sales of Vacation Intervals, and for working capital and other general corporate purposes. However, in the event the Convertible Offering is consummated but the Stock Offering is not consummated, the Company will not use any of the net proceeds of the Convertible Offering to retire any existing indebtedness of AVCOM that will be assumed by the Company in the Merger. Pending any such additional uses, the Company will invest the excess proceeds in commercial paper, bankers' acceptances, other short-term investment-grade securities and money-market accounts.

  Indebtedness to be repaid out of the net proceeds from the Offerings bears interest at a weighted average interest rate of approximately 10.7% per annum and has maturities ranging between February 1997 and January 2007. Indebtedness to be repaid that was incurred within the last year was incurred for acquisitions and development of timeshare resorts and for general corporate purposes. None of the proceeds from the Offerings will be used to pay any delinquent indebtedness.

  The Company will not receive any of the proceeds of the sale of the 1,400,000 shares of Common Stock by the Selling Stockholders.

                             CONCURRENT OFFERINGS

  The Stock Offering is being conducted concurrently with, but is not conditioned upon, the public offering by the Company of $100 million aggregate principal amount of its Convertible Notes (without giving effect to the Underwriters' over-allotment option granted by the Company), at a price to the
public of     % per Convertible Note.

  This document does not constitute an offer to sell, or a solicitation of an offer to buy, the Convertible Notes. The Convertible Notes will be registered under the Securities Act and such securities will be offered only by means of the related prospectus.

                           COMMON STOCK PRICE RANGE

  The Company's Initial Public Offering of Common Stock was consummated in August 1996, at an initial public offering price of $14.00 per share. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SIGR." The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock, as quoted on the Nasdaq National Market.

                                                                   COMMON STOCK
                                                                   -------------
                                                                    HIGH   LOW
                                                                   ------ ------
      YEAR ENDED DECEMBER 31, 1996:
      Third Quarter (commencing August 15, 1996).................. 24 5/8 13 5/8
      Fourth Quarter.............................................. 39 1/8 25
      YEAR ENDING DECEMBER 31, 1997:
      First Quarter (through January 9, 1997)..................... 36 3/8 31

  A recent reported last sales price for the Company's Common Stock as quoted on the Nasdaq National Market is set forth on the cover of this Prospectus. On January 9, 1997, there were approximately 71 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect of the payment of dividends and other factors that the Company's Board of Directors deems relevant.

                          CONSOLIDATED CAPITALIZATION

  The following table sets forth, as of September 30, 1996, the total consolidated capitalization of the Company on (i) an actual basis, (ii) as adjusted to give effect to the Merger, (iii) as adjusted to give effect to the sale of Common Stock offered in the Stock Offering and the application of the estimated net proceeds to the Company therefrom, (iv) as adjusted to give effect to the sale of the Convertible Notes offered in the Convertible Offering and the application of the estimated net proceeds to the Company therefrom and (v) as adjusted to give effect to both the Stock Offering and the Convertible Offering. This table should be read in conjunction with the historical and pro forma financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Use of Proceeds," "Selected Consolidated Historical Financial Information of the Company" and "Pro Forma Financial Information."

                                            AS OF SEPTEMBER 30, 1996
                         ---------------------------------------------------------------
                                                            AS ADJUSTED
                                     AS      AS ADJUSTED   FOR THE MERGER  AS ADJUSTED
                                  ADJUSTED  FOR THE MERGER    AND THE     FOR THE MERGER
                                   FOR THE  AND THE STOCK   CONVERTIBLE      AND THE
                          ACTUAL  MERGER(1)  OFFERING(2)    OFFERING(3)    OFFERINGS(4)
                         -------- --------- -------------- -------------- --------------
                                                   (UNAUDITED)
                                             (DOLLARS IN THOUSANDS)
Debt:
  Notes payable to
   financial
   institutions(5)...... $ 81,145 $134,051     $112,951       $ 93,651       $ 72,551
   % Convertible
   Subordinated Notes
   due 2007.............      --       --           --         100,000        100,000
                         -------- --------     --------       --------       --------
    Total debt..........   81,145  134,051      112,951        193,651        172,551
Stockholders' equity:
  Common Stock, $0.01
   par value;
   17,392,205 shares
   issued and
   outstanding,
   18,288,893 as
   adjusted for the
   Merger and 19,888,893
   as adjusted for the
   Stock Offering(6)....      174      183          199            183            199
  Additional paid-in
   capital..............   98,515  100,746      153,210        100,746        153,210
  Retained earnings.....    1,426    2,952        2,952          2,952          2,952
                         -------- --------     --------       --------       --------
  Total stockholders'
   equity...............  100,115  103,881      156,361        103,881        156,361
                         -------- --------     --------       --------       --------
    Total
     capitalization..... $181,260 $237,932     $269,312       $297,532       $328,912
                         ======== ========     ========       ========       ========

--------
(1) The adjustments for the Merger represent the historical financial statements of AVCOM. These adjustments assume the Merger will be accounted for using the pooling-of-interests method of accounting. See "Risk Factors--Rights Related to the Proposed Merger--Accounting Treatment."
(2) Adjusted to give effect to the sale by the Company of 1,600,000 shares of Common Stock offered in the Stock Offering at an assumed offering price of $36 per share, less the underwriting discount and the payment by the Company of the estimated offering expenses.
(3) Adjusted to give effect to the sale by the Company of $100 million of Convertible Notes offered in the Convertible Offering at an assumed offering price of 100% of their principal amount, less the underwriting discount and the payment by the Company of the estimated offering expenses.
(4) As adjusted to give effect to both the Stock Offering and the Convertible Offering described in notes (2) and (3) above and the Merger.
(5) Includes notes collateralized by notes receivable.
(6) Does not include an aggregate of 1,750,000 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Company's 1996 Equity Participation Plan, 500,000 shares of Common Stock reserved for issuance pursuant to the Employee Stock Purchase Plan, 240,000 shares of Common Stock which the Underwriters may purchase pursuant to the over-
    allotment option granted to them by the Company and     shares of Common
    Stock initially issuable upon conversion of the Convertible Notes. See "Management--1996 Equity Participation Plan" and "--Employee Stock Participation Plan" and "Underwriting."

     SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY
             (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth summary consolidated historical financial information of the Company. For periods ending prior to September 30, 1996, the financial information presented below combines each of the Company's predecessor limited partnerships, limited liability companies and other affiliated corporations that were combined into the Company in the Consolidation Transactions. The following financial information does not give effect to the proposed acquisition of AVCOM. Such information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements for the Company and the notes thereto which are contained elsewhere in this Prospectus. Due to seasonality, other market factors and additions to the number of the Company's resorts, the combined historical and pro forma results for the nine months ended September 30, 1995 and 1996 are not necessarily indicative of results for a full year.

                                                                      NINE MONTHS
                                                                         ENDED
                               YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -------------------------------------  ----------------------
                           1992      1993      1994      1995       1995        1996
                          -------  --------  --------  --------  ----------  ----------
                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS:
Revenues:
 Vacation Interval
  sales.................  $11,328  $ 22,238  $ 40,269  $ 59,071  $   46,385  $   49,459
 Interest income........      402     1,825     3,683     6,929       4,669       6,627
 Other income...........      115       373       338     6,608       2,641       7,646
                          -------  --------  --------  --------  ----------  ----------
 Total revenues.........   11,845    24,436    44,290    72,608      53,695      63,732
Costs and operating
 expenses:
 Vacation Interval cost
  of sales..............    2,999     5,708    12,394    15,650      12,547      11,255
 Advertising, sales and
  marketing.............    4,734    10,809    18,745    28,488      22,429      24,408
 Loan portfolio
  Interest expense--
   treasury.............      168       674     1,629     3,586       2,533       4,022
  Other expenses........       50       208       851     1,189         758       1,048
  Provisions for
   doubtful accounts....      555       619       923     1,787       1,471       1,372
 General and
  administrative
  Resort-level..........      665     2,346     2,864     4,947       2,760       4,961
  Corporate.............      375       877       874     1,607       1,130       2,428
 Depreciation and
  amortization..........      209       384       489     1,675       1,158       1,675
 Interest expense--
  other.................      --        518       959       476         344       1,868
                          -------  --------  --------  --------  ----------  ----------
 Total costs and
  operating expenses....    9,755    22,143    39,728    59,405      45,130      53,037
 Net operating income...    2,090     2,293     4,562    13,203       8,565      10,695
 Equity loss on
  investment in joint
  venture...............      --        --        271     1,649       1,293          95
                          -------  --------  --------  --------  ----------  ----------
 Net income before
  taxes.................    2,090     2,293     4,291    11,554       7,272      10,600
 Income taxes...........      --        --        --        641         210         539
                          -------  --------  --------  --------  ----------  ----------
 Net income.............  $ 2,090  $  2,293  $  4,291  $ 10,913  $    7,062  $   10,061
                          =======  ========  ========  ========  ==========  ==========
 Pro forma net
  income(a).............    1,301     1,414     2,674     7,206       4,533       6,608
 Pro forma net income
  per share of common
  stock(a)..............      --        --        --        --          .40         .54
 Pro forma weighted
  average number of
  shares of common stock
  outstanding...........      --        --        --        --   11,354,705  12,321,759
OTHER DATA:
Ratio of earnings to
 fixed charges(b).......     4.23      2.00      1.82      2.77        2.56        2.07
Pro forma ratio of
 earnings to fixed
 charges(c).............      --        --        --       3.48         --         2.27
EBITDA(d)...............  $ 2,467  $  3,869  $  7,368  $ 17,291  $   11,307  $   18,165
Cash flows provided by
 (used in)
 Operating activities...   (6,166)   (3,262)  (10,964)    2,304       4,345     (21,851)
 Investing activities...      (51)  (10,776)  (24,940)  (36,919)    (31,382)    (27,390)
 Financing activities...    5,146    15,341    36,134    37,102      30,121      54,744
Number of resorts at
 period end.............        1         3         4         7           7           9
Number of Vacation
 Intervals sold(e)......    1,284     2,442     4,482     5,675       4,321       5,157
Numbers of Vacation
 Intervals in
 inventory(e)...........    1,164     1,233     2,401     9,917      18,122      22,509
Average price of
 Vacation Intervals
 sold(e)................  $ 8,822  $  9,106  $  8,985  $ 11,353  $   11,196  $   13,223
BALANCE SHEET DATA (AT
 END OF PERIOD):
Cash, including cash in
 escrow.................  $   850  $  2,567  $  4,282  $  6,288  $    6,757  $   11,339
Total assets............   18,739    38,230    82,454   138,085     126,643     214,529
Long-term debt..........    9,696    22,931    44,415    84,738      75,066      81,145
Stockholders' equity....    7,439    11,838    30,780    38,470      37,312     100,115

--------
(a) Reflects the effect on historical statement of operations data, assuming the combined Company had been treated as a C corporation rather than as individual limited partnerships and limited liability companies for federal income tax purposes.
(b) The ratio of earnings to fixed charges has been computed by dividing earnings before income tax plus fixed charges (excluding capitalized interest) and amortization of previously capitalized interest by fixed charges. Fixed charges consist of interest and other finance expenses and capitalized interest.
(c) The pro forma ratio of earnings to fixed charges has been computed as described in (b) above after giving effect to the net decrease in interest expense resulting from the portion of the Convertible Offering used to retire existing indebtedness of the Company. See "Use of Proceeds."
(d) As shown below, EBITDA represents net income before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to operating cash flow as a measure of liquidity. The following table reconciles EBITDA to net income:

                                                                  NINE MONTHS
                                                                     ENDED
                                     YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                   ---------------------------- ---------------
                                    1992   1993   1994   1995    1995    1996
                                   ------ ------ ------ ------- ------- -------
      Net income.................. $2,090 $2,293 $4,291 $10,913 $ 7,062 $10,061
      Interest expense--treasury..    168    674  1,629   3,586   2,533   4,022
      Interest expense--other.....    --     518    959     476     344   1,868
      Taxes.......................    --     --     --      641     210     539
      Depreciation and
       amortization...............    209    384    489   1,675   1,158   1,675
                                   ------ ------ ------ ------- ------- -------
      EBITDA...................... $2,467 $3,869 $7,368 $17,291 $11,307 $18,165
                                   ====== ====== ====== ======= ======= =======

(e) Includes the effect of sales or inventory of Vacation Intervals at the Company's non-consolidated resort (the Embassy Vacation Resort Poipu Point).

             SELECTED FINANCIAL DATA OF AVCOM INTERNATIONAL, INC.
             (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The statements of operations for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from AVCOM's consolidated financial statements and notes thereto which have been audited by Ernst & Young LLP, independent public accountants, and are included elsewhere in this Prospectus. Balance sheet data as of December 31, 1993 is derived from AVCOM's consolidated financial statements which have been audited by Ernst & Young LLP, independent public accountants, which are not included in this Prospectus. The statements of operations and the balance sheet data for and as of the nine months ended September 30, 1995 and 1996 and the statements of operations and balance sheet data for and as of December 31, 1991 and December 31, 1992 have been derived from unaudited financial statements that in the opinion of AVCOM's management reflects all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information for such periods and of such dates. The selected consolidated financial data presented below should be read in conjunction with AVCOM's consolidated financial statements, appearing elsewhere in this Prospectus.

                                                                           NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31                    SEPTEMBER 30
                         -----------------------------------------------  --------------------
                          1991    1992     1993       1994       1995       1995       1996
                         ------  ------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF
 OPERATIONS:
Revenues:
  Sales of Vacation
   Intervals............ $6,416  $9,859  $  14,481  $  24,130  $  33,231  $  24,821  $  30,411
  Timeshare management..    --      --         452        650      1,256        962      1,059
  Contract commission
   revenue..............    --      --         --         --         --         --         497
  Gain on sale of notes
   receivable...........    --      --         167        571        566        564         77
  Health club revenue...    --      --         --         --         --         --         375
  Other.................    --      --          99         66        193        137        250
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Total revenues........  6,416   9,859     15,199     25,417     35,246     26,484     32,669
Costs and operating
 expenses:
  Cost of Vacation
   Intervals sold.......  1,676   2,641      3,548      6,792     11,081      7,682      8,744
  Marketing and selling.  3,212   4,921      6,950     12,232     13,920     11,232     15,117
  Timeshare management..    --      --         547        743      1,571      1,023      1,769
  Contract marketing and
   selling..............    --      --         --         --         --         --         974
  Health club expenses..    --      --         --         --         --         --         572
  General and
   administrative.......    323     715      1,621      3,034      4,780      3,256      6,229
  Resort property
   valuation allowance..    --      --         --         --         --         --         839
  Provision for doubtful
   accounts.............    322     140        251        371        792        212      1,055
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Total costs and
   operating expenses...  5,533   8,417     12,917     23,172     32,144     23,405     35,299
  Operating income
   (loss)...............    883   1,442      2,282      2,245      3,102      3,079     (2,630)
  Minority interest in
   consolidated limited
   partnership..........    --      --         --         --         --         --        (112)
  Interest and financing
   costs................    (42)   (299)      (335)      (809)    (1,818)    (1,122)    (2,944)
  Interest income.......     35     179        236        180        594        253      2,396
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before
   income taxes.........    876   1,322      2,183      1,616      1,878      2,210     (3,290)
  Income taxes
   (benefit)............      0       0      1,970        695        838        936     (1,316)
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)..... $  876  $1,322  $     213  $     921  $   1,040  $   1,274  $  (1,974)
                         ======  ======  =========  =========  =========  =========  =========
  Cumulative preferred
   stock dividends......    --      --         --         105        105         79         79
                         ------  ------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)
   available for holders
   of Common Stock......    --      --         --         816        935      1,195     (2,053)
                         ======  ======  =========  =========  =========  =========  =========
  Earnings (loss) per
   share of Common Stock
   (pro forma in
   1993)(a).............    --      --        0.27       0.16       0.17       0.22      (0.41)
  Weighted average
   number of shares of
   common stock and
   common stock
   equivalents (pro
   forma in 1993).......    --      --   4,682,507  4,942,759  5,554,089  5,530,669  4,987,080

                                                                        NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31                  SEPTEMBER 30
                          --------------------------------------------  -------------------
                           1991     1992     1993     1994      1995      1995       1996
                          -------  -------  -------  -------  --------  ---------  --------
OTHER DATA:

EBITDA(b)...............  $ 1,052  $ 1,738  $ 2,574  $ 2,571  $  3,881  $   3,463  $    502
Cash flows provided by
 (used in):
 Operating activities...      291   (3,545)   2,907      291     3,564      3,101     1,327
 Investing activities...      (43)    (120)  (2,197)  (1,926)  (13,413)    (9,009)  (17,904)
 Financing activities...     (247)   3,636     (183)   1,046    11,378      6,164    15,735
Number of existing
 resorts at period end..        1        2        2        4         4          4         9
Number of Vacation
 Intervals sold.........      605      922    1,061    1,987     2,304      1,809     1,994
Number of Vacation
 Intervals in inventory.    1,078    2,196    1,135    3,868     1,995      2,322     4,577
Average price of
 Vacation Intervals.....  $10,609  $10,693  $13,650  $12,140  $ 14,420  $  13,720  $ 15,250
BALANCE SHEET DATA (AT
 END OF PERIOD):
Cash, including cash in
 escrow.................       64       35      589    1,026     1,807        486       687
Total assets............    2,658    7,385    8,459   20,852    35,934     31,380    78,283
Long-term debt
 (including capitalized
 leases)................       82    4,477    3,454   12,960    23,453     18,540    52,906
Stockholders' equity(c).    1,078    1,724    2,514    3,415     5,340      5,673     3,766

--------

(a) See Footnote 1 to AVCOM's consolidated financial statements.

(b) As shown below, EBITDA represents net income (loss) before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be construed as an alternative to net income as a measure of AVCOM's operating results or to operating cash flow as a measure of liquidity. The following table reconciles EBITDA to net income:

                                                                 NINE MONTHS
                                                                    ENDED
                                  YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                             ---------------------------------- --------------
                              1991   1992   1993   1994   1995   1995   1996
                             ------ ------ ------ ------ ------ ------ -------
  Net income (loss)......... $  876 $1,322 $  213 $  921 $1,040 $1,274 $(1,974)
  Interest and financing
   costs....................     42    299    335    809  1,818  1,122   2,944
  Taxes.....................      0      0  1,970    695    838    936  (1,316)
  Depreciation and
   amortization.............    134    117     56    146    185    131     848
                             ------ ------ ------ ------ ------ ------ -------
EBITDA...................... $1,052 $1,738 $2,574 $2,571 $3,881 $3,463 $   502
                             ====== ====== ====== ====== ====== ====== =======

(c) Partners' capital for 1991 and 1992.

                  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

  The pro forma statements of operations data set forth below for the year ended December 31, 1995 and for the nine month periods ended September 30, 1995 and 1996 give effect, individually and in the aggregate, to the following: (i) the Consolidation Transactions and the Initial Public Offering and (ii) the Merger, in each case, as if each had occurred at the beginning of the period. The pro forma adjustments are based upon currently available information and certain assumptions that management of the Company believes are reasonable under current circumstances.

                    PRO FORMA STATEMENT OF OPERATIONS DATA
                         YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      YEAR ENDED DECEMBER 31, 1995
                              -------------------------------------------------
                                          PRO FORMA ADJUSTMENTS
                                         -------------------------
                                         CONSOLIDATION
                                         TRANSACTIONS/
                                            INITIAL
                               COMPANY      PUBLIC          THE       COMPANY
                                ACTUAL    OFFERING(a)    MERGER(b)   PRO FORMA
                              ---------- -------------   ---------   ----------
STATEMENT OF OPERATIONS:
Revenue
  Vacation Interval sales.... $   59,071   $     --       $33,231    $   92,302
  Interest income............      6,929         --           594         7,523
  Other income...............      6,608         320 (c)      444         7,372
                              ----------   ---------      -------    ----------
    Total revenues...........     72,608         320       34,269       107,197
                              ----------   ---------      -------    ----------
Costs and Operating Expenses
  Vacation Interval cost of
   sales.....................     15,650         (64)(d)   11,081        26,667
  Advertising, sales and
   marketing.................     28,488         --        13,920        42,408
  Loan portfolio
    Interest expense.........      3,586      (3,586)(d)      518           518
    Other expenses...........      1,189        (115)(d)      --          1,074
    Provision for doubtful
     accounts................      1,787         --           792         2,579
  General and administrative
    Resort-level.............      4,947         --           --          4,947
    Corporate................      1,607         --         4,595         6,202
  Depreciation and
   amortization..............      1,675         --           185         1,860
  Other interest expense.....        476        (476)(d)    1,300         1,300
                              ----------   ---------      -------    ----------
    Total costs and operating
     expenses................     59,405      (4,241)      32,391        87,555
                              ----------   ---------      -------    ----------
Net operating income.........     13,203       4,561        1,878        19,642
  Loss (gain) on equity
   investment................      1,649         155 (e)      --          1,804
                              ----------   ---------      -------    ----------
Income before taxes               11,554       4,406        1,878        17,838
  Income taxes...............        641       5,656 (f)      838         7,135
                              ----------   ---------      -------    ----------
Net income................... $   10,913   $  (1,250)     $ 1,040    $   10,703
                              ==========   =========      =======    ==========
Pro forma net income per
 share of Common Stock....... $     0.96                             $     0.59
Pro forma weighted average
 number of shares of Common
 Stock outstanding........... 11,354,705   6,037,500      896,688(g) 18,288,893

-------
(a) Reflects the Initial Public Offering of 6,037,500 shares of Common Stock.
(b) The pro forma adjustments for the Merger assume pooling-of-interests accounting and reflect the historical statement of operations of AVCOM for the year ended December 31, 1995.
(c) Reflects increase in interest income due to the purchase of loans from certain combining interests of $2.7 million relating to loans made by such combining interests to the joint venture. The loans carry interest at 12% per annum.
(d) Reflects the following: (i) the elimination or reduction of interest expense due to the retirement of $53.5 million of debt; (ii) the reduction of Vacation Interval cost of sales due to the reduction of capitalized interest related to the retirement of debt; and (iii) the elimination of financing fees on advances not required as a result of the debt retirement. The average interest rate on the debt retired was 10.82%.
(e) Reflects the increase of goodwill amortization on the purchase of a joint venture interest.
(f) Reflects the effect on 1995 historical statement of operations data of
    (c)-(e) above and assumes the combined Company had been treated as a C corporation rather than as limited partnerships and limited liability companies for federal income tax purposes.
(g) Represents the number of shares estimated to be issued in connection with the Merger based on the closing price of the Company's Common Stock on January 9, 1997.

                    PRO FORMA STATEMENTS OF OPERATIONS DATA
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       SEPTEMBER 30, 1995                                 SEPTEMBER 30, 1996
                          ------------------------------------------------- ---------------------------------------------------
                                      PRO FORMA ADJUSTMENTS                             PRO FORMA ADJUSTMENTS
                                     -------------------------                         --------------------------
                                     CONSOLIDATION
                                     TRANSACTIONS/                                     CONSOLIDATION
                                        INITIAL                                        TRANSACTIONS/
                           COMPANY      PUBLIC          THE       COMPANY    COMPANY   INITIAL PUBLIC      THE        COMPANY
                            ACTUAL    OFFERING(a)    MERGER(b)   PRO FORMA    ACTUAL    OFFERING(a)     MERGER(b)    PRO FORMA
                          ---------- -------------   ---------   ---------- ---------- --------------   ---------    ----------
STATEMENT OF OPERATIONS:
Revenue
 Vacation Interval
  sales.................  $   46,385   $     --       $24,821    $   71,206 $   49,459   $     --        $30,411     $   79,870
 Interest income........       4,669         --           253         4,922      6,627         --          2,396          9,023
 Other income...........       2,641         240 (c)      640         3,521      7,646         210 (c)    (1,057)         6,799
                          ----------   ---------      -------    ---------- ----------   ---------       -------     ----------
 Total revenues.........      53,695         240       25,714        79,649     63,732         210        31,750         95,692
Costs and operating
 expenses:
 Vacation Interval cost
  of sales..............      12,547         (50)(d)    7,682        20,179     11,255         (50)(d)     8,744         19,949
 Advertising, sales and
  marketing.............      22,429         --        11,232        33,661     24,408         --         15,117         39,525
 Loan portfolio
   Interest expense.....       2,533      (2,533)(d)       78            78      4,022      (2,212)(d)     1,349          3,159
   Other expenses.......         758         (90)(d)      --            668      1,048         (66)(d)       --             982
   Provision for
    doubtful accounts...       1,471         --           212         1,683      1,372         --          1,055          2,427
 General and
  administrative
   Resort-level.........       2,760         --           --          2,760      4,961         --            --           4,961
   Corporate............       1,130         --         3,125         4,255      2,428         --          5,458          7,886
 Depreciation and
  amortization..........       1,158         --           131         1,289      1,675         --            771          2,446
 Other interest
  expense...............         344        (344)(d)    1,044         1,044      1,868      (1,840)(d)     1,595          1,623
                          ----------   ---------      -------    ---------- ----------   ---------       -------     ----------
 Total costs and
  operating expenses....      45,130      (3,017)      23,504        65,617     53,037      (4,168)       34,089         82,958
Net operating income....       8,565       3,257        2,210        14,032     10,695       4,378        (2,339)        12,734
 Loss (Gain) on equity
  investment ...........       1,293          62 (e)      --          1,355         95         390 (e)       --             485
 Minority interest in
  profits of limited
  partnership...........         --          --           --            --         --          --            112            112
 Resort property
  valuation allowance...         --          --           --            --         --          --            839            839
                          ----------   ---------      -------    ---------- ----------   ---------       -------     ----------
Income before taxes.....       7,272       3,195        2,210        12,677     10,600       3,988        (3,290)        11,298
 Income taxes...........         210       3,925 (f)      936         5,071        539       5,296 (f)    (1,316)         4,519
                          ----------   ---------      -------    ---------- ----------   ---------       -------     ----------
Net income..............  $    7,062   $    (730)     $ 1,274    $    7,606 $   10,061   $  (1,308)      $(1,974)    $    6,779
                          ==========   =========      =======    ========== ==========   =========       =======     ==========
Pro forma net income per
 share of Common Stock..  $     0.62                             $     0.42 $     0.82                               $     0.37
Pro forma weighted
 average of number of
 shares of Common Stock
 outstanding............  11,354,705   6,037,500 (g)  896,688(h) 18,288,893 12,321,759   5,173,077 (g)   896,688 (h) 18,391,524

-------
(a) The consolidated pro forma statements of operations all give effect to the exchange of direct and indirect interest in, and obligations of, certain predecessor limited partnerships, limited liability companies and corporations for shares of the Company's Common Stock in the Consolidation Transactions as if it had occurred at the beginning of the period indicated. The Consolidation Transactions were consummated concurrently with the Initial Public Offering in August 1996. The pro forma adjustments are based upon currently available information and certain assumptions that the Company's management believes are reasonable under current circumstances.
(b) The pro forma adjustments for the Merger assume pooling-of-interests accounting and reflect the historical statements of operations data for AVCOM.
(c) Reflects increase in interest income due to the assumption of notes receivable in the Consolidation Transactions of $2.7 million. Such notes bear interest at a rate of 12% per annum.
(d) Reflects the following: (i) the elimination or reduction of interest expense due to the retirement of $54.3 million of debt retirement with respect to the period ended September 30, 1996; (ii) the reduction of Vacation Interval cost of sales due to the reduction of capitalized interest related to the retirement of construction debt; and (iii) the elimination of financing fees on advances not required as a result of the debt retirement. The average interest rate on a per annum basis on the debt retired was 11.5% for the nine months ended September 30, 1996.
(e) Reflects the increase in goodwill amortization on the purchase of a joint venture interest.
(f) Reflects the effects on historical statements of operations data of (c)-
    (e) above and assumes the combined Company had been treated as a C corporation rather than as individual limited partnerships and limited liability companies for federal income tax purposes.
(g) Reflects the Initial Public Offering of 6,037,500 shares and approximately 1,400,000 options granted to employees and directors to acquire shares issued during the nine months ended September 30, 1996.
(h) Includes the estimated number of shares that will be issued in connection with the Merger based on the closing price of the Company's Common Stock on January 9, 1997.

  The pro forma balance sheet data set forth below at September 30, 1996 give effect to the Merger as if it had occurred on September 30, 1996. The pro forma adjustments are based upon currently available information and certain assumptions that management of the Company believes are reasonable under current circumstances.

                            PRO FORMA BALANCE SHEET
                              SEPTEMBER 30, 1996
                                (IN THOUSANDS)

                                                   SEPTEMBER 30, 1996
                                               ----------------------------
                                                        PRO FORMA
                                               COMPANY     THE     COMPANY
                                                ACTUAL  MERGER(a) PRO FORMA
                                               -------- --------- ---------
ASSETS:
Cash and cash equivalents..................... $  9,844  $   687  $ 10,531
Cash in escrow................................    1,495      --      1,495
Mortgages receivable..........................   87,956   36,659   124,615
Due from related parties......................    4,567    1,320     5,887
Other receivables, net........................    8,249    1,037     9,286
Prepaid expenses and other assets.............    2,275    5,225     7,500
Investment in joint venture...................    7,538      --      7,538
Real estate and development costs.............   85,030   26,705   111,735
Property and equipment, net...................    2,733    5,580     8,313
Intangible assets, net........................    4,842      470     5,312
Investment in common stock....................      --       600       600
                                               --------  -------  --------
    Total assets.............................. $214,529  $78,283  $292,812
                                               ========  =======  ========
LIABILITIES AND EQUITY:
Accounts payable.............................. $  7,903  $ 9,665  $ 17,568
Accrued liabilities...........................   11,766    8,383    20,149
Due to related parties........................    1,632      354     1,986
Income taxes payable..........................      569      --        569
Deferred taxes................................   11,399    1,597    12,996
Notes payable to financial institutions.......   81,145   52,906   134,051
                                               --------  -------  --------
Total liabilities.............................  114,414   72,905   187,319
Minority interest in consolidated limited
 partnership..................................      --     1,612     1,612
Equity........................................  100,115    3,766   103,881
                                               --------  -------  --------
    Total liabilities and equity.............. $214,529  $78,283  $292,812
                                               ========  =======  ========

--------
(a) The pro forma adjustments for the Merger represent the historical financial statements of AVCOM. These adjustments assume that the Merger will be accounted for using the pooling of interests method of accounting. See "Risk Factors--Risks Related to the Proposed Merger--Accounting Treatment."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Signature Resorts, Inc. was formed in May 1996 to combine the ownership of the Existing Resorts and the timeshare acquisition and development business of the Company's predecessors. The Company generates revenues from the sale and financing of Vacation Intervals in resorts, which typically entitle the buyer to the use in perpetuity of a fully-furnished vacation resort in perpetuity, generally for a one-week period each year. The Company generates additional revenues from room rental operations, rentals of Vacation Intervals in Company inventory and from fees associated with managing the resorts.

  As part of its growth and acquisition strategy, the Company in September 1996 entered into the Merger Agreement to acquire AVCOM, the parent company of All Seasons, a developer, marketer and operator of timeshare resorts in Arizona, California and Texas. AVCOM currently operates nine resorts, which include two under construction, and a tenth resort in which AVCOM holds a partial interest. Five of AVCOM's resorts are located in Sedona, Arizona, two are located in South Lake Tahoe, California and one resort is located in each of Lake Arrowhead, California, Lake Conroe (near Houston), Texas, and Scottsdale, Arizona. AVCOM currently sells Vacation Intervals at six of its ten resorts, sales at three resorts have been substantially completed and sales at one resort have yet to commence. The Company anticipates that the Merger will be consummated in the first quarter of 1997, assuming all conditions to closing are timely satisfied. See "The Proposed Merger" and "Risk Factors--Risks Related to the Proposed Merger."

  The Company recognizes sales of Vacation Intervals on an accrual basis after a binding sales contract has been executed between the Company and the proposed buyer, a 10% minimum down payment has been received, the rescission period has expired, construction is substantially complete, and certain minimum sales levels are achieved. If all the criteria are met, except that construction is not substantially complete, revenues are recognized on the percentage-of-completion basis. Costs associated with the acquisition and development of timeshare resorts, including carrying costs such as interest and taxes, are capitalized as real estate and development costs and allocated as Vacation Interval cost of sales as the respective revenue is recognized. The Company's investment in the Embassy Vacation Resort Poipu Point is accounted for using the equity method and reflected on the balance sheet as "Investment in joint venture" and on the income statement as "Equity loss on investment in joint venture."

RESULTS OF OPERATIONS

  The following discussion of the results of operations relates to entities comprising the Company on a combined historical basis. The results of operations only reflect operations of entities in existence for each respective reporting year. The following table sets forth certain operating information for the entities comprising the Company.

                                                                 NINE MONTHS
                                                                    ENDED
                                   YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                  ----------------------------  --------------
                                    1993      1994      1995     1995    1996
                                  --------  --------  --------  ------  ------
STATEMENT OF OPERATIONS:
AS A PERCENTAGE OF TOTAL
 REVENUES
Vacation Interval sales.........      91.0%     90.9%     81.4%   86.4%   77.6%
Interest income.................       7.5%      8.3%      9.5%    8.7%   10.4%
Other income....................       1.5%      0.8%      9.1%    4.9%   12.0%
                                  --------  --------  --------  ------  ------
  Total Revenues................     100.0%    100.0%    100.0%  100.0%  100.0%
                                  ========  ========  ========  ======  ======
AS A PERCENTAGE OF VACATION
 INTERVAL SALES
Vacation Interval cost of sales.      25.7%     30.8%     26.5%   27.1%   22.8%
Advertising, sales and
 marketing......................      48.6%     46.5%     48.2%   48.4%   49.4%

                                    YEARS ENDED DECEMBER     NINE MONTHS ENDED
                                             31,               SEPTEMBER 30,
                                    -----------------------  ------------------
                                     1993    1994    1995      1995      1996
                                    ------  ------  -------  --------  --------
AS A PERCENTAGE OF INTEREST INCOME
Loan Portfolio:
  Interest expense--treasury......    36.9%   44.2%    51.8%     54.2%     60.7%
  Other expenses..................    11.4%   23.1%    17.2%     16.2%     15.8%
AS A PERCENTAGE OF TOTAL REVENUES
Provision for doubtful accounts...     2.5%    2.1%     2.5%      2.7%      2.2%
General and administrative........    13.2%    8.4%     9.0%      7.2%     11.6%
Depreciation and amortization.....     1.6%    1.1%     2.3%      2.2%      2.6%
Interest expense--other...........     2.1%    2.2%     0.7%      0.6%      2.9%
Equity loss on investment in joint
 venture..........................     --      0.6%     2.3%      2.4%      0.0%
Total costs and operating
 expenses.........................    88.5%   87.5%    81.2%     83.4%     80.3%
SELECTED OPERATING DATA:
Vacation Intervals sold at
 Existing Resorts(1)..............   2,442   4,482    5,675     4,321     5,157
Vacation Intervals sold at
 Consolidated Resorts(2)..........   2,442   4,482    5,394     4,209     4,233
Vacation Intervals sold at non-
 branded resorts(3)...............   2,442   4,482    3,871     2,961     3,226
Vacation Intervals sold at Embassy
 Vacation Resorts(4)..............     --      --     1,804     1,360     1,931
Average sales price per Vacation
 Interval at Consolidated
 Resorts(5).......................  $9,106  $8,985  $10,953  $ 11,020  $ 11,684
Average sales price per Vacation
 Interval at non-branded
 resorts(6).......................  $9,106  $8,985  $10,120  $ 10,265  $ 10,757
Average sales price per Vacation
 Interval at Embassy Vacation
 Resorts(7).......................     --      --   $13,999  $ 13,222  $ 17,343
Number of Vacation Intervals in
 inventory at period-end(8).......   1,233   2,401    9,917    18,122    22,509

--------
(1) Reflects Vacation Intervals sold at the Company's Existing Resorts:
    Cypress Pointe Resort, Plantation at Fall Creek, Royal Dunes Resort, Royal Palm Beach Club, Flamingo Beach Club, San Luis Bay Resort, Embassy Vacation Resort Grand Beach, and Embassy Vacation Resort Poipu Point. Embassy Vacation Resort Lake Tahoe sales during the third quarter are not presented because there were none eligible for accrual under the percentage of completion method.

(2) Reflects Vacation Intervals sold at the Company's Existing Resorts, with the exception of Vacation Intervals sold at the Embassy Vacation Resort at Poipu Point in which the Company holds a partial interest and is accounted for by the Company under the equity method (the "Consolidated Resorts").

(3) Reflects Vacation Intervals sold at the Company's non-branded resorts.

(4) Reflects Vacation Intervals sold at the Embassy Vacation Resort Grand Beach and 112 Vacation Intervals sold at the non-consolidated Embassy Vacation Resort Poipu Point for the nine months ended September 30, 1995 and 924 Vacation Intervals sold for the nine months ended September 30, 1996, respectively.

(5) Reflects average price achieved on sales of Vacation Intervals at Consolidated Resorts.

(6) Reflects average price achieved on sales of Vacation Intervals at non-branded resorts.

(7) Reflects average price achieved on sales of Vacation Intervals at Embassy Vacation Resorts.

(8) Reflects Vacation Interval inventory at all Existing Resorts.

  Comparison of the nine months ended September 30, 1996 to the nine months ended September 30, 1995. For the nine months ended September 30, 1996, the Company achieved total revenue of $63.7 million compared to $53.7 million for the nine months ended September 30, 1995, an increase of $10.0 million or 19%. Total revenue grew primarily due to a 7% increase in Vacation Interval sales to $49.5 million from $46.4 million, a 40% increase in interest income to $6.6 million from $4.7 million, and a 192% increase in resort operations and other income to $7.6 million from $2.6 million during the nine months ended September 30, 1996 as compared to the comparable period in 1995, respectively. A complete nine months of Vacation Interval sales at Royal Palm and Flamingo Beach Club, and the commencement of sales at the San Luis Bay Resort in June 1996 drove the 7% increase in Vacation Interval sales volume at the Consolidated Resorts.

  For the nine months ended September 30, 1996 Vacation Interval sales at the Existing Resorts grew to $68.2 million from $48.4 million for the comparable period in 1995, an increase of 41%. Vacation Interval sales at the Consolidated Resorts increased 7% to $49.5 million and from $46.4 million for the comparable period in 1995. The average price of Vacation Intervals sold at the Consolidated Resorts, grew during the period to $11,684 from $11,020, an increase of 6%. The number of Vacation Intervals sold at the Consolidated Resorts increased during the period approximately 1% to 4,233 from 4,209. Management attributes the increase in Vacation Intervals sold to commencement of sales of Vacation Intervals at the San Luis Bay Resort and increasingly more effective marketing programs.

  Vacation Interval sales at non-branded resorts increased 9% to 3,226 for the nine months ended September 30, 1996 from 2,961 for 1995. Average sales price per Vacation Interval at non-branded resorts increased by 5% to $10,757 in 1996 from $10,265 in 1995. These increases are attributed to the commencement of sales of Vacation Intervals at the San Luis Bay Resort in June 1996 and increasingly more effective marketing programs.

  Vacation Interval sales at Embassy Vacation Resorts, increased 42% to 1,931 in the first nine months of 1996 from 1,360 in the first nine months of 1995 while the average price per Vacation Interval increased 31% to $17,343 in the first nine months of 1996 from $13,222 in the first nine months of 1995. These increases primarily resulted from a full nine months of sales at the Embassy Vacation Resort Poipu Point, as the resort was not in operation for the entire nine months ended September 30, 1995.

  Interest income increased by 40% to $6.6 million in the first nine months of 1996 from $4.7 million in the first nine months of 1995 due to a $22.9 million increase in mortgages receivables, which grew to $88.0 million at September 30, 1996 from $65.1 million at December 31, 1995, an increase of 35% coupled with increased interest rates and a full year of interest income on all properties.

  Other income increased by $5.0 million to $7.6 million during the nine months ended September 30, 1996 from $2.6 million during the nine months ended September 30, 1995. This increase was the result of rental income at the resorts increasing to $1.2 million from $0.7 million in 1995, and the acquisition of a mortgage receivable portfolio in July, 1995 on which the Company earned $2.9 million during the 1996 nine months and $1.3 million during the 1995 nine months.

  Operating costs increased to $51.2 million for the nine months ended September 30, 1996 from $44.8 million for the nine months ended September 30, 1995, an increase of 14%. However, as a percentage of revenues, operating costs decreased to 80% during the nine months ended September 30, 1996 from 83% during the nine months ended September 30, 1995. Relative decreases in Vacation Interval cost of sales and other expenses as a percentage of revenues were offset by relative increases in advertising, sales, marketing, and interest expense-treasury, depreciation and amortization and general and administrative expenses. The Company was able to purchase and construct Vacation Intervals at a discount to historical development costs, reducing the unit cost on average for each Vacation Interval sold. This, coupled with an increase in average sales price per unit, has resulted in a proportionate decrease in costs of Vacation Intervals sold to 23% of Vacation Interval sales during the nine months ended September 30, 1996 from 27% of Vacation Interval sales during the nine months ended September 30, 1995.

  Loan portfolio expenses consisting of interest expense, other expenses and provision for doubtful accounts increased to $6.4 million during the nine months ended September 30, 1996 from $4.8 million during the nine months ended September 30, 1995, an increase of 33%. This increase reflects the 57% increase in average mortgages payable due to increased factoring of mortgages receivable related to Vacation Interval sales growth, an increased factoring rate, and acquisitions of resorts made by the Company during the nine months ended September 30, 1996.

  General and administrative expenses increased to $7.4 million during the nine months ended September 30, 1996 from $3.9 million during the nine months ended September 30, 1995, an increase of 90%. The increase in general and administrative expenses was the result of (i) the addition of a number of senior officers and key executives in connection with building the Company's management and organizational infrastructure necessary to efficiently manage the Company's future growth, (ii) the Company's expenses and reporting obligations as a public company, (iii) increased overhead due to the acquisition of additional resorts, and (iv) added salary, travel, and office expenses attributable to the current and planned growth in the size of the Company. Relative to revenues, general and administrative expenses were higher during the nine months ended September 30, 1996 at 12% of revenues versus 7% of revenues during the nine months ended September 30, 1995.

  Depreciation and amortization increased to $1.7 million during the nine months ended September 30, 1996 from $1.2 million during the nine months ended September 30, 1995, reflecting increased depreciation and amortization resulting from an increase in capital expenditures and intangible assets.

  Equity loss on joint venture decreased to $94,695 during the nine months ended September 30, 1996 from $1.3 million during the nine months ended September 30, 1995. The decrease in the equity loss is attributable to increased Vacation Interval sales and higher hotel occupancy at Embassy Vacation Poipu Point than during the comparable period in 1995.

  Pre-tax net income increased 45% to $10.6 million, or 17% of total revenue, during the nine months ended September 30, 1996 from $7.3 million, or 14% of total revenues, during the nine months ended September 30, 1995.

  Income taxes increased 156%, or $328,882, from $210,322 for the nine months ended September 30, 1995 to $539,204 for the nine months ended September 30, 1996. The increase in income taxes is due to the change in the Company's status to a Subchapter C corporation for approximately one month in the third quarter. The Company completed the Consolidation Transactions in August 1996. Previously, the Company's predecessor entities only incurred foreign taxes on their properties located in the St. Maarten, Netherlands Antilles.

  Net income increased 42% to $10.1 million for the nine months ended September 30, 1996 from $7.1 million for the nine months ended September 30, 1995.

  Comparison of the year ended December 31, 1995 to year ended December 31, 1994. For the year ended December 31, 1995 the Company achieved total revenue of $72.6 million compared to $44.3 million for the year ended December 31, 1994, an increase of $28.3 million or 64%. Total revenue grew due to a 47% increase in Vacation Interval sales from $40.3 million to $59.1 million, an 86% increase in interest income from $3.7 million to $6.9 million, and a $6.3 million increase in resort operations and other income. The commencement of sales of Vacation Intervals at Royal Palm, Flamingo Beach Club, and Embassy Vacation Resort Grand Beach drove Vacation Interval sales volume at the consolidated resorts from 4,482 sold in 1994 to 5,394 sold in 1995, an increase of 20%. These higher volumes, combined with price growth, drove the 47% increase in Vacation Interval sales revenue. Interest income increased due to a $31.7 million increase in mortgage receivables, which grew from $33.4 million at the end of 1994 to $65.1 million at the end of 1995, an increase of 95%. Other income increased $6.3 million from $0.3 million in 1994 to $6.6 million in 1995. This increase was the result of rental income at the resorts increasing from $0.2 million to $1.3 million from 1994 to 1995, and the acquisition of a mortgage receivable portfolio of approximately $10.2 million acquired with the two St. Maarten resorts on which the Company earned $2.2 million. In addition, the Company accrued $2.0 million of business interruption insurance claims to compensate for loss revenues and profits related to damages sustained from Hurricane Luis at the two St. Maarten resorts.

  While operating costs increased from $38.8 million for the year ended December 31, 1994 to $58.9 million for the year ended December 31, 1995, an increase of 52%, as a percentage of revenues operating costs decreased from 88% in 1994 to 81% in 1995. Relative decreases in Vacation Interval cost of sales and other expenses, as a percentage of revenues were offset by relative increases in interest expense-treasury, provision for doubtful accounts, depreciation and amortization and equity loss on investment in joint venture. The Company was able to purchase and construct Vacation Intervals at a relative discount to historical development costs, reducing the unit cost on average of each Vacation Interval sold. This is reflected in a proportionate decrease in cost of Vacation Intervals sold from 30.8% of Vacation Interval sales in 1994 to 26.5% of Vacation Interval sales in 1995. Although advertising, sales and marketing costs decreased as a percentage of total revenues from 42.3% to 39.2%, these costs increased as a percentage of Vacation Interval sales from 46.5% in 1994 to 48.2% in 1995. This was primarily the result of $2.0 million in expenses in 1995 relating to research and development associated with national marketing strategies and programs related to "branded" and "non-branded" resorts. Excluding these expenses, advertising, sales and marketing costs in 1995 were 44.8% of Vacation Interval sales, slightly less than in 1994.

  Loan portfolio expenses consisting of interest expense, other expenses and provision for doubtful accounts increased from $3.4 million in total in 1994 to $6.6 million in total in 1995, an increase of 94%. This increase reflects the 104% increase in mortgage receivables due to Vacation Interval sales growth and acquisitions of resorts made by the Company in 1995.

  General and administrative expenses increased 78% from $3.7 million in 1994 to $6.6 million in 1995. The increase in general and administrative expenses was the result of increased salary expenses and overhead due to the acquisition of additional resorts and growth in the size of the Company. Relative to revenues, general and administrative expenses were slightly higher in 1995 at 9.0% of revenues versus 8.4% of revenues in 1994.

  Depreciation and amortization increased from $0.5 million in 1994 to $1.7 million in 1995, reflecting increased depreciation resulting from an increase in capital expenditures of $1.8 million and acquisitions resulting in a $1.8 million increase in intangible assets.

  The Company made its investment in the Embassy Vacation Resort Poipu Point during the last quarter of 1994. The Embassy Vacation Resort Poipu Point has experienced losses associated with the start-up operations of the related resort, which is being converted to timeshare. Equity loss on joint venture increased from $0.3 million in 1994 to $1.6 million in 1995 reflecting a full year's operations at the resort in 1995.

  Pre-tax net income increased 170% to $11.6 million, or 15.9% of total revenue, in 1995 from $4.3 million, or 9.7% of total revenues, in 1994.

  Income taxes increased to $641,545 for the year ended December 31, 1995 from zero for the year ended December 31, 1994 due to the acquisition of Royal Palm Beach Club and Flamingo Beach Club in St. Maarten, Netherlands Antilles. In July and August, the Company acquired Royal Palm and Flamingo, respectively, incurring foreign taxes related to income earned for the remainder of fiscal year 1995.

  Net income increased $6.6 million to $10.9 for the twelve months ended December 31, 1995 from $4.3 million for the twelve months ended December 31, 1994.

  Comparison of the year ended December 31, 1994 to year ended December 31, 1993. For the year ended December 31, 1994 the Company generated total revenue of $44.3 million compared to $24.4 million in 1993, an increase of 82%. This increase was due to an 82% growth in Vacation Interval sales revenues from $22.2 million in 1993 to $40.3 million in 1994. The first full year of sales at the Plantation at Fall Creek Resort and the addition of the Royal Dunes Resort drove higher volume Vacation Interval sales from 2,442 Vacation Intervals sold in 1993 to 4,482 Vacation Intervals sold in 1994. This volume growth of 84% more than offset the 1.3% decrease in the average price of Vacation Intervals sold to drive the 81% increase in Vacation Interval sales revenues. Interest income increased due to a $16.0 million increase in mortgage receivables from $17.4 million at the end of 1993 to $33.4 million at the end of 1994, an increase of 92%.

  Operating costs increased from $21.6 million for the year ended December 31, 1993 to $38.8 million for the year ended December 31, 1993, an increase of 79.6%. However, as a percentage of revenues, operating costs decreased slightly from 88.5% in 1993 to 87.5% in 1994. Increases in Vacation Interval cost of sales as a percentage of revenue from 23.4% in 1993 to 28.0% in 1994 were more than offset by decreases in other operating costs. From 1993 to 1994, advertising, sales and marketing decreased from 44.2% of revenues to 42.3% of revenues, general and administrative decreased from 13.2% of revenues to 8.4% of revenues, and depreciation and amortization decreased from 1.6% of revenues to 1.1% of revenues. Vacation Interval cost of sales increased as a percentage of revenues due to relatively higher Vacation Interval cost associated with the first year of operations at Royal Dunes. Advertising, sales and marketing costs decreased as a percentage of Vacation Interval sales from 48.6% in 1993 to 46.5% in 1994. This reflects increased Vacation Interval sales volume at Cypress Pointe, which increased from 1,784 Vacation Intervals in 1993 to 2,061 Vacation Intervals in 1994. Although decreasing in terms of a percentage of revenue, due to expansion in the administrative costs necessary to support a growing business, general and administrative expenses increased in absolute terms from $3.2 million in 1993 to $3.7 in 1994, a 16.0% increase. Depreciation and amortization was approximately consistent between 1993 and 1994 at $0.4 million and $0.5 million respectively reflecting capital expenditures of $0.2 million, and the recording of intangibles at Grand Beach in late 1994 with no related amortization. Equity loss on investment in joint venture of $0.3 million in 1994 reflects the Company's share of losses associated with the start-up operations at the Embassy Vacation Resort Poipu Point.

  Loan portfolio expenses consisting of interest expense, loan portfolio and provision for doubtful accounts increased from $1.5 million in 1993 to $3.4 million in 1994, an increase of 127%. This reflects the increase in Vacation Intervals sold in 1994 and a relative increase in borrowings made by the Company secured by interval inventory. While loan portfolio expenses were consistent as a percentage of total revenue, interest expense treasury increased from 36.9% of interest income to 44.2%. Provision for doubtful accounts decreased slightly from 2.5% of revenues to 2.1% of revenues. Other loan portfolio expenses increased from $0.2 million in 1993 (0.9% of revenues) to $0.9 million in 1994 (1.9% of revenues) reflecting additional costs from portfolio management services started in 1994.

  Pre-tax net income increased 87% from $2.3 million in 1993 to $4.3 million in 1994.

MERGER WITH AVCOM INTERNATIONAL, INC.

  On September 22, 1996, the Company signed the Merger Agreement to acquire AVCOM for shares of the Company's Common Stock, plus the assumption of debt. AVCOM is the parent company of All Seasons Resorts, Inc., a developer, marketer and operator of timeshare resorts in Arizona, California, and Texas. On January 10, 1997 the stockholders of AVCOM voted to approve the Merger.

  The Company believes that AVCOM maintains a strong presence in the Sedona, Arizona market which should be enhanced by the development of its fifth resort, The Ridge on Sedona Golf Resort. AVCOM is currently completing development and selling of Vacation Intervals at its fourth Sedona resort, Sedona Summit Resort, and will begin sales at The Ridge in the spring of 1997. In addition to development in Sedona, AVCOM is developing and pre-selling Vacation Intervals at the Scottsdale Villa Mirage Resort in Scottsdale, Arizona. The Company believes the acquisition of AVCOM will give the Company a stronger presence in the Southwest, complementing its existing presence in the Southeastern United States and California. Vacation Intervals at All Seasons' resorts generally sell for $9,000 to $18,000 and will be targeted to the same market segment as the Company's non-branded resorts.

  Over the year following consummation of the Merger, the Company anticipates required capital expenditures for expansion and development of certain AVCOM Resorts (Sedona Summit Resort, The Ridge on Sedona Golf Resort, Scottsdale Villa Mirage Resort and Villas on the Lake) to be approximately $23.5 million. The Company may also be required to expend additional amounts to fund certain AVCOM guarantees relating to the North Bay Resort at Lake Arrowhead. See "Business--Description of AVCOM's Resorts--Partially Owned Resorts." The Company plans to fund the foregoing expenditures primarily with the net proceeds of the Offerings, available capacity on credit facilities and cash generated from operations.

  The Company's management believes that the Merger represents a strategic combination of two companies in the timeshare resort industry, offering enhanced opportunities to better service this market. The Merger is viewed by both management teams as providing both short and long-term potential benefits to shareholders resulting from economies of scale and other operating synergies made possible by the Merger. The Company's management believes the Merger to be an appropriate combination due to several factors, including:
(i) AVCOM's strength in the Southwestern United States combines well with the Company's presence in Florida, Missouri, California, South Carolina, Hawaii and St. Maarten, Netherlands Antilles and (ii) the management strengths of the two companies are generally complementary, allowing the combined company to benefit from an enhanced overall level of management experience and operating leverage.

  The Company believes that the Merger may allow the Company to enhance its sales potential by adding AVCOM's existing six resorts in sales (plus one additional resort under construction to begin in sales during 1997) to the Company's existing portfolio of nine resorts in sales and the recently announced Westin Vacation Club resort in St. John (for a total of 17 resorts in sales by the end of 1997) from which the combined company will be able to sell Vacation Intervals. In particular, the management of the Company believes that the Merger may allow the Company to have greater access to customers by way of AVCOM's strong sales and marketing organization in the Southwestern United States, in addition to benefiting from AVCOM's current base of approximately 15,000 Vacation Interval owners. The Company believes that the combined company will have access to greater financial resources and lower borrowing costs. The Company believes that this lower cost of borrowing may contribute to greater net interest income and lower development costs for the Company going forward. The Merger is expected to provide the Company certain administrative benefits and opportunities for cost reductions, including reductions resulting from employee redundancies. AVCOM has certain development, sales and marketing expertise that may enable the Company to function more efficiently. Management of the Company believes that beyond cost savings and efficiencies, there is also a long term potential benefit to shareholders from leveraging the operating experiences of both management teams to improve operations of resorts and, thereby, increasing the profitability of the combined company. There is no assurance that such potential will be realized.

  Transaction costs relating to the negotiation of, preparation for, and consummation of the Merger and the anticipated combination of certain operations of the Company and AVCOM will result in a one-time charge to the Company's earnings of approximately $1.7 million to $1.9 million in the quarter in which the Merger is consummated (expected to be the first quarter of 1997). This charge is expected to include the fees and expenses payable to financial advisors, legal fees and other transaction expenses related to the Merger. In addition, there can be no assurance that the Company will not incur additional charges in subsequent quarters to reflect costs associated with the Merger and the integration of the Company's and AVCOM's operations. Additionally, transaction costs relating to the consummation of the Merger and the anticipated combination of operations of the Company and AVCOM, along with changes in AVCOM's accounting policies to conform to the Company's and the write-down and write-off of certain AVCOM assets, will result in a one-time charge to AVCOM's earnings of approximately $6 million to $8 million. This charge is expected to include the estimated costs associated with workforce reductions, contractual payment obligations and other restructuring activities. While the exact timing of this charge cannot be determined at this time, management anticipates that this charge to earnings will be recorded primarily in the fourth quarter of 1996.

  For the nine months ended September 30, 1996 AVCOM's total revenues grew 23% from $26.5 million for the period in 1995 to $32.7 million for the period in 1996 while net income decreased from $1.3 million in 1995 to a loss of ($2.0) million in 1996. The loss for the period in 1996 was due to either the growth in AVCOM's business or the impact of the following events: (i) general and administrative expenses increased $3.0 million during the period in 1996, from 12.3% of revenues to 19.1% of revenues reflecting increased corporate infrastructure necessary to support five resorts in 1996 versus two resorts in 1995, and due to higher sales subject to the percentage of completion method of revenue recognition which resulted in $7.0 million of Vacation Interval sales deferred in 1996; (ii) during the period AVCOM commenced sales at three resorts, two of which were in new geographic locations which caused significant start-up costs and higher sales and marketing costs as a percentage of sales of timeshare interests; (iii) both start-up costs associated with the initiation of AVCOM's contract marketing and selling business and accounting timing differences between when contract marketing and selling expenses are incurred and when contract commission revenue is recognized resulted in contract marketing and selling expenses exceeding contract commission revenues by $477,000; (iv) AVCOM incurred a one-time charge of $620,000 associated with the cancellation of a third party services contract in conjunction with the anticipation of conversion to an integrated computer reservation system; and (v) commensurate with the announcement of the merger with Signature Resorts, Inc., AVCOM wrote-off deposits and costs in connection with a terminated purchase agreement for a property in South Lake Tahoe for which the recovery of deposits and costs totaling $839,000 incurred by AVCOM is conditioned upon finding a replacement purchaser.

LIQUIDITY AND CAPITAL RESOURCES

  The Company generates cash for operations from the sale of Vacation Intervals, the financing of the sales of Vacation Intervals, the rental of unsold Vacation Interval units, and the receipt of management fees. With respect to the sale of Vacation Intervals, the Company generates cash for operations from cash sales of Vacation Intervals, from the receipt of down payments from customers acquiring Vacation Intervals, and from the hypothecation of mortgage receivables from purchasers equal to 85% to 90% of the amount borrowed by such purchasers. The Company generates cash related to the financing of Vacation Interval sales on the difference between the interest charged on the mortgage receivables, which averaged 15.0% in 1995, and the interest paid on the notes payable secured by such mortgage receivables.

  During the years ended December 31, 1995, 1994, and 1993 cash (used in) provided by operating activities was $2.3 million, ($11.0) million and $3.3 million, respectively. Cash generated from operating activities was higher for the year ended December 31, 1995 when compared to the same period in the prior year primarily due to higher net income, decreases in the amount spent on acquisition and development activities, and increases in payables outstanding at the end of 1995 when compared to at the end of 1994. Cash generated from operating activities was lower for the year ended December 31, 1994 when compared to the same period in the prior year primarily due to accelerated acquisition and development activities during the year of 1994 when compared to the prior year.

  During the nine months ended September 30, 1996 and 1995, cash (used in) provided by operating activities was ($21.9) million, and $4.3 million, respectively. Cash generated from operating activities was lower for the nine months ended September 30, 1996 when compared to the comparable period in 1995 primarily due to a $28.3 million increase in expenditures on acquisition and development activities associated with the acquisition and development of new resorts and the expansion of existing resorts during the period.

  Net cash used in investing activities for the years ended December 31, 1995, 1994 and 1993 was ($36.9) million, ($24.9) million, and ($10.8) million, respectively. Net cash used by investing activities was higher for the year ended December 31, 1995 when compared to the same period in 1994 principally due to increases in mortgage receivables which resulted from both higher sales of Vacation Intervals and the purchase of a mortgage receivable portfolio with a value of approximately $7.8 million related to the St. Maarten properties. Net cash used in investing activities was higher for the year ended December 31, 1994 when compared to the same period in the prior year due to both expenditures for the investment in Embassy Vacation Resort Poipu Point and increases in the mortgage receivables portfolio which resulted from higher Vacation Interval sales in 1994.

  Net cash used in investing activities for the nine months ended September 30, 1996, and 1995 was ($27.4) million and ($31.4) million, respectively. For the nine months ended September 30, 1996, the change in net mortgage receivables was $4.3 million lower than during the comparable period in 1995 due to more effective collection efforts in 1996. As of September 30, 1996, approximately 8.1% of the Company's consumer loans were considered by the Company to be delinquent (past due by 60 or more days) and the Company has completed or commenced foreclosure or deed-in-lieu of foreclosure on approximately 2.5% of its consumer loans. Of these delinquent loans, approximately 90% were originated by the Company and the remaining 10% were acquired by the Company as delinquent loans. If only the Company's originated loans were considered, approximately 7.5% of them would be considered delinquent as of September 30, 1996.

  For the years ended December 31, 1995, 1994 and 1993, net cash provided by financing activities was $37.1 million, $36.1 million and $15.3 million, respectively. These net cash figures were affected by the Company's increased borrowings secured by mortgage receivables to fund operations and increased payments on these borrowings due to amortizations on a larger portfolio. In addition, year to year net cash provided by investing activities fluctuates as a result of borrowing activities for acquisition and development, and from equity investments as a result of resort acquisitions.

  For the nine months ended September 30, 1996 and 1995, net cash provided by financing activities was $54.7 million and $30.1 million, respectively. During the quarter ended September 30, 1996, the Company issued 6,037,500 shares of common stock in the Initial Public Offering in August 1996 resulting in approximately $74.0 million of net proceeds. The proceeds of the Initial Public Offering were used by the Company to repay debt, to fund expansion, and for other corporate purposes. In addition, period to period net cash provided by investing activities fluctuates as a result of borrowing activities for acquisition and development, and from equity investments as a result of resort acquisitions.

  The Company requires funds to finance the future acquisition and development of timeshare resorts and properties and to finance customer purchases of Vacation Intervals. Such capital has been provided by secured financings on Vacation Interval inventory, secured financings on mortgage receivables and partner loans generally funded by third party lenders and capital contributions. As of September 30, 1996, the Company had $18.9 million outstanding under its notes payable secured by Vacation Interval inventory
(land), and $62.2 million outstanding under its notes payable secured by mortgage receivables. In order to finance anticipated development costs at Existing Resorts, the Company intends to rely on cash from operations and borrowing capacity available on existing credit facilities.

  During 1997, the Company anticipates spending approximately $33.0 million for expansion and development activities at the Existing Resorts (excluding Royal Palm Beach Club and Embassy Vacation Resort Poipu Point) and approximately $23.5 million at certain of the AVCOM Resorts (Sedona Summit Resort, The Ridge on Sedona Golf Resort, Scottsdale Villa Mirage Resort and Villas on the Lake). The Company may also be required to expend additional amounts to fund certain AVCOM guarantees relating to the North Bay Resort at Lake Arrowhead. See "Business--Description of AVCOM's Resorts--Partially Owned Resorts." The Company plans to fund these expenditures primarily with the net proceeds of the Offerings, available capacity on credit facilities and cash generated from operations. See "Use of Proceeds." In addition, during 1997, the Company anticipates spending approximately $8.8 million to finance the acquisition, development and conversion costs related to the St. John acquisition. These expenditures are expected to be funded primarily with the net proceeds of the Offerings, available borrowing capacity under lines of credit and cash generated from operations.

  In addition, the Company anticipates spending approximately $212.0 million to complete its expansion plans at the Existing Resorts during the periods following 1997 as described in "Business--The Resorts." The Company also plans to spend $34.0 million to complete expansion plans at the AVCOM Resorts during the periods following 1997 as described in "Business--The Resorts." The Company anticipates financing the expansion plans of the Company's and AVCOM's resorts through cash acquired from operations, future credit facilities and/or future issuance of securities. While the Company has not entered into commitments with respect to any new credit facilities or planned any additional issuances of securities, it is not currently obligated to continue with the planned expansion of the Existing Resorts and the AVCOM Resorts. There can be no assurance that the Company will be able to obtain the financing necessary to continue such expansion plans.

  The Company intends to pursue a growth-oriented strategy. From time to time, the Company may acquire, among other things, additional timeshare properties, resorts and completed Vacation Intervals; land upon which additional timeshare resorts may be built; management contracts (which may from time to time require capital expenditures by the Company); loan portfolios of Vacation Interval mortgages; portfolios which include properties or assets which may be integrated into the Company's operations; and operating companies providing or possessing management, sales, marketing, development, administration and/or other expertise with respect to the Company's operations in the timeshare industry. See "Business--Business Strategy."

  The Company is currently evaluating the acquisition and/or development of a number of resort properties and of completed Vacation Intervals as inventory, but, other than as disclosed in this Prospectus, currently has no material contracts or capital commitments relating to any such potential property or inventory acquisitions. In addition, the Company is currently evaluating several timeshare asset and management and operating company acquisitions to integrate into or to expand the operations of the Company, but, other than as described in this Prospectus, currently has no material contracts or capital commitments relating to any such potential timeshare asset or management and operating company acquisitions.

  The Company has entered into the Westin Agreement whereby the Company has the exclusive right through May 2001 to jointly acquire, develop and market with Westin "four-star" and "five-star" timeshare resorts located in North America, Mexico and the Caribbean. See "Business--Westin Vacation Club Resorts." In connection with its recently announced plans to acquire and develop the first Westin Vacation Club resort at St. John, the Company will be obligated to contribute $2.5 million in cash. The Westin Partnership will borrow approximately $5.5 million of the remaining purchase price and approximately $7.1 million to complete the conversion of the St. John Villas to a Westin Vacation Club resort. See "Recent Developments."

  The Company is currently evaluating the acquisition of several resort properties to be branded as an Embassy Vacation Resort and several development opportunities to be developed as an Embassy Vacation Resort, but currently has no binding contracts or capital commitments relating to any potential Embassy Vacation Resorts. See "Risk Factors--Acquisition Strategy and Risks Related to Rapid Growth." The Company is also currently evaluating the acquisition of several resort properties and of completed Vacation Intervals to be non-branded timeshare resorts or inventory, but currently has no binding contracts or capital commitments relating to any such potential property or inventory acquisitions. See "Business--Future Acquisitions." In addition, the Company is currently evaluating several asset and operating company acquisitions to integrate into or to expand the operations of the Company, but currently has no contracts or capital commitments relating to any such potential asset or operating company acquisitions.

  In the future, the Company may negotiate additional credit facilities, or issue, in addition to the Convertible Notes, other corporate debt or equity securities. Any debt incurred or issued by the Company may be secured or unsecured, fixed or variable rate interest and may be subject to such terms as management deems prudent. For a description of the Convertible Notes being offered concurrently with the Common Stock, see "Concurrent Offerings."

  The Company believes that, with respect to its current operations, the net proceeds to the Company from the Offerings, together with cash generated from operations and future borrowings, will be sufficient to meet the Company's working capital and capital expenditure needs for the near future. However, depending upon conditions in the capital and other financial markets and other factors, the Company may from time to time consider the issuance of debt or other securities, the proceeds of which would be used to finance acquisitions, to refinance debt or for other general corporate purposes. The Company believes that the Company's properties are adequately covered by insurance. See "Business--Insurance" and "--Legal Proceedings."

                                   BUSINESS

OVERVIEW

  The Company is one of the largest developers and operators of timeshare resorts in North America, based on number of resorts in sales. The Company is devoted exclusively to timeshare operations and owns eight timeshare resorts currently in sales, which includes one under construction, and a ninth resort in sales in which the Company holds a partial interest. The Existing Resorts are located in a variety of popular resort destinations including Hilton Head Island, South Carolina, Koloa, Kauai, Hawaii, the Orlando, Florida area (two resorts), St. Maarten, Netherlands Antilles (two resorts), Branson, Missouri, South Lake Tahoe, California, and Avila Beach, California. The Company's principal operations currently consist of (i) acquiring, developing and operating timeshare resorts, (ii) marketing and selling Vacation Intervals at its resorts, which typically entitle the buyer to use a fully-furnished vacation residence, generally for a one-week period each year and
(iii) providing financing for the purchase of Vacation Intervals at its resorts.

  As part of its growth and acquisition strategy, the Company in September 1996 entered into the Merger Agreement to acquire AVCOM, the parent company of All Seasons, a developer, marketer and operator of timeshare resorts in Arizona, California and Texas. AVCOM currently operates nine resorts, which includes two under construction, and a tenth resort in which AVCOM holds a partial interest. Five of the AVCOM Resorts are located in Sedona, Arizona, two are located in South Lake Tahoe, California and one resort is located in each of Lake Arrowhead, California, Lake Conroe (near Houston), Texas, and Scottsdale, Arizona. AVCOM currently sells Vacation Intervals at six of its ten resorts, sales at three resorts have been substantially completed and sales at one resort have yet to commence. The Company anticipates that the Merger will be consummated in the first quarter of 1997, assuming all conditions to closing are timely satisfied. See "The Proposed Merger" and "Risk Factors--Risks Related to the Proposed Merger."

  For the twelve month period ended September 30, 1996, the Company sold 6,512 Vacation Intervals at the Existing Resorts, compared to 3,566 and 5,687 for the same periods ended in 1994 and 1995, respectively. Total revenue from Vacation Interval sales at the Existing Resorts for the same periods increased from $36.6 million in 1994 to $57.2 million in 1995 to $84.2 million in 1996. The number of existing resorts has increased during the same periods through acquisitions and development from four in 1994, to seven in 1995 and to nine in 1996. See "--The Resorts." As of September 30, 1996, the Company had an existing inventory of 22,509 Vacation Intervals at the Existing Resorts and the Company is in the process of developing or has current plans to develop an additional 62,203 Vacation Intervals on land which the Company owns or has an option to acquire at the Existing Resorts. The Company anticipates that the existing inventory at its Existing Resorts (except the Company's Hilton Head Island resort), including the planned expansion at these resorts, will provide sufficient inventory for between three and ten years of Vacation Interval sales at such resorts.

THE TIMESHARE INDUSTRY

  The Market. The resort component of the leisure industry primarily is serviced by two separate alternatives for overnight accommodations: commercial lodging establishments and timeshare or "vacation ownership" resorts. Commercial lodging consists of hotels and motels in which a room is rented on a nightly, weekly or monthly basis for the duration of the visit and is supplemented by rentals of privately-owned condominium units or homes. For many vacationers, particularly those with families, a lengthy stay at a quality commercial lodging establishment can be very expensive, and the space provided to the guest relative to the cost (without renting multiple rooms) is not economical for vacationers. In addition, room rates and availability at such establishments are subject to change periodically. Timeshare presents an economical alternative to commercial lodging for vacationers.

  According to the ARDA, the timeshare industry experienced a record year in 1994 (the most recent year for which statistics are available) with 384,000 new owners purchasing 560,000 Vacation Intervals with a sales volume of $4.76 billion. First introduced in Europe in the mid-1960s, ownership of Vacation Intervals has been one of the fastest growing segments of the hospitality industry over the past two decades. As shown in the following charts, according to the ARDA the worldwide timeshare industry has expanded significantly since 1980 both in Vacation Interval sales volume and number of Vacation Interval owners.

                             [GRAPH APPEARS HERE]

              [The following table is represented as a bar graph.]
                    Dollar Volume of Vacation Interval Sales
                                 (in billions)
                          1          1980          0.49
                          2          1981          0.965
                          3          1982          1.165
                          4          1983          1.34
                          5          1984          1.735
                          6          1985          1.58
                          7          1986          1.61
                          8          1987          1.94
                          9          1988          2.39
                         10          1989          2.97
                         11          1990          3.24
                         12          1991          3.74
                         13          1992          4.25
                         14          1993          4.505
                         15          1994          4.76

                   [The following table is represented as a bar graph.]
                         Number of Vacation Intervals Owners
                                (in millions)
                          1          1980          0.155
                          2          1981          0.220
                          3          1982          0.335
                          4          1983          0.470
                          5          1984          0.620
                          6          1985          0.805
                          7          1986          0.970
                          8          1987          1.125
                          9          1988          1.310
                         10          1989          1.530
                         11          1990          1.800
                         12          1991          2.070
                         13          1992          2.363
                         14          1993          2.760
                         15          1994          3.144


Source: American Resort Development Association, The 1995 Worldwide Timeshare Industry.

  The Company believes that, based on published industry data, the following factors have contributed to the increased acceptance of the timeshare concept among the general public and the substantial growth of the timeshare industry over the past 15 years:

  . Increased consumer confidence resulting from consumer protection regulation of the timeshare industry and the entrance of brand name national lodging companies to the industry;

  . Increased flexibility of timeshare ownership due to the growth of exchange organizations such as RCI;

  . Improvement in the quality of both the facilities themselves and the management of available timeshare resorts;

  . Increased consumer awareness of the value and benefits of timeshare ownership, including the cost savings relative to other lodging alternatives; and

  .  Improved availability of financing for purchasers of Vacation Intervals.

  The timeshare industry traditionally has been highly fragmented and dominated by a very large number of local and regional resort developers and operators, each with small resort portfolios generally of differing quality. The Company believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies. Such major companies which now operate or are developing Vacation Interval resorts include Marriott, Disney, Hilton, Hyatt, Four Seasons and Inter-Continental, as well as Promus and Westin. Unlike the Company, however, the timeshare operations of each of Marriott, Disney, Hilton, Hyatt, Four Seasons and Inter-Continental comprise only a small portion of such companies' overall operations.

  Of the Company's major brand name lodging company competitors, the Company believes that, based on industry consultant reports: (i) Marriott entered the timeshare market in 1985, currently sells Vacation Intervals at 9 resorts which it also owns and operates (Kauai, Hawaii; Palm Desert, California; Park City, Utah; Breckenridge, Colorado; Williamsburg, Virginia; Hilton Head Island, South Carolina; Orlando, Florida; Marabella, Spain; Boston, Massachusetts; and Ft. Lauderdale, Florida) and directly competes with the Company's Poipu Point, Hilton Head Island and Orlando area resorts;
(ii) Disney entered the market in 1991, currently sells Vacation Intervals at three resorts which it also owns and operates (Lake Buena Vista and Vero Beach, Florida; and Hilton Head Island, South Carolina) and directly competes with the Company's Orlando area and Hilton Head Island resorts; (iii) Hilton entered the market in 1993, currently sells Vacation Intervals at two resorts which it owns and operates (Las Vegas, Nevada; and Orlando, Florida) and directly competes with the Company's Orlando area resorts; (iv) Hyatt entered the market in 1995, owns and operates one resort in Key West, Florida but does not directly compete in any of the Company's existing markets (although Hyatt has announced an intention to develop a timeshare resort in Orlando); (v) Four Seasons has developed its first timeshare resort in Carlsbad, California but does not currently directly compete in any of the Company's existing markets; and (vi) Inter-Continental announced its entry into the timeshare market in 1996, but has yet to announce any specific projects and is not yet in sales of Vacation Intervals at any resorts. See "--Competition."

  The Economics. The Company believes that national lodging and hospitality companies are attracted to the timeshare concept because of the industry's relatively low product cost and high profit margins and the recognition that Vacation Intervals provide an attractive alternative to the traditional hotel-based vacation and allow the hotel companies to leverage their brands into additional resort markets where demand exists for accommodations beyond traditional hotels.

  The Consumer. According to information compiled by the ARDA for the year ended December 31, 1994, the prime market for Vacation Intervals is customers in the 40-55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The median age of a Vacation Interval buyer at the time of purchase is 46. The median annual household income of current Vacation Interval owners in the United States is approximately $63,000, with approximately 35% of all Vacation Interval owners having annual household income greater than $75,000 and approximately 17% of such owners having annual household income greater than $100,000. Despite the growth in the timeshare industry as of December 31, 1994, Vacation Interval ownership has achieved only an approximate 3.0% market penetration among United States households with income above $35,000 per year and 3.9% market penetration among United States households with income above $50,000 per year.

  According to the ARDA study, the three primary reasons cited by consumers for purchasing a Vacation Interval are (i) the ability to exchange the Vacation Interval for accommodations at other resorts through exchange networks such as RCI (cited by 82% of Vacation Interval purchasers), (ii) the money savings over traditional resort vacations (cited by 61% of purchasers) and (iii) the quality and appeal of the resort at which they purchased a Vacation Interval (cited by 54% of purchasers). According to the ARDA study, Vacation Interval buyers have a high rate of repeat purchases: approximately 41% of all Vacation Interval owners own more than one interval representing approximately 65% of the industry inventory and approximately 51% of all owners who bought their first Vacation Interval before 1985 have since purchased a second Vacation Interval. In addition, customer satisfaction increases with length of ownership, age, income, multiple location ownership and accessibility to Vacation Interval exchange networks.

  The Company believes it is well positioned to take advantage of these demographics trends because of the quality of its resorts and locations, its program to allow buyers to exchange intervals at several of the Company's resorts and its participation in the RCI network. However, RCI is under no obligation to continue to include the resorts or the AVCOM Resorts in its exchange network. See "Risk Factors--Dependence on Vacation Interval Exchange Networks; Risk of Inability to Qualify Resorts." The Company expects the timeshare industry to continue to grow as the baby-boom generation continues to enter the 40-55 year age bracket, the age group which purchased the most Vacation Intervals in 1994.

BUSINESS STRATEGY

  The Company's objective is to become North America's leading developer and operator of timeshare resorts. To meet this objective, the Company intends to
(i) acquire, convert and develop additional resorts to be operated as Embassy Vacation Resorts, Westin Vacation Club resorts and non-branded resorts, capitalizing on the acquisition and marketing opportunities to be provided as a result of its relationships with Promus, Westin, selected financial institutions and its position in certain markets and the timeshare industry generally, (ii) increase sales and financings of Vacation Intervals at the Existing Resorts through broader-based marketing efforts and in certain instances through the construction of additional Vacation Interval inventory,
(iii) improve operating margins by consolidating administrative functions, reducing borrowing costs and reducing its sales and marketing expenses as a percentage of revenues and (iv) acquire additional Vacation Interval inventory, management contracts, Vacation Interval mortgage portfolios, and properties or other timeshare-related assets that may be integrated into the Company's operations.

  The Company's merger with AVCOM and the recently-announced proposed acquisition and development of the first Westin Vacation Club resort to be located in St. John, U.S. Virgin Islands, which were announced in the third and fourth quarters of 1996, respectively, are the result of the Company's growth strategy. The key elements of the Company's strategy are described below.

  Acquisition and Development of New Resorts. The Company intends to acquire and develop additional resorts to be operated as branded Embassy Vacation Resorts, Westin Vacation Club resorts and as non-branded resorts. To implement its growth strategy, the Company intends to pursue resort acquisitions and developments in a number of vacation destinations that will complement the Company's operations, including the California and Hawaii markets, which are subject to barriers to entry and in which the Company's founders have extensive acquisition and development experience. The Company believes that its relationships with Promus, Westin and selected financial institutions that control resort properties located in Hawaii and California will provide it with acquisition, development and hotel-to-timeshare conversion opportunities and will allow it to take advantage of currently favorable market opportunities to acquire resort and condominium properties to be operated as timeshare resorts. Since the inception of the resort acquisition and development business by the Company's predecessor in 1992, the Company believes it has been able to purchase hotel, condominium and resort properties and/or entitled land at less than either their initial development cost or replacement cost and remodel or convert such properties for sale and use as timeshare resorts. In addition to acquiring existing resort and hotel-to-timeshare conversion properties, the Company also seeks to develop resorts located in destinations where it discerns a strong demand, which the Company anticipates will enable it to achieve attractive rates of return.

  The Company considers the potential acquisition or development of timeshare resorts in locations based on existing timeshare competition in the area as well as existing overall demand for accommodations. In evaluating whether to acquire, convert or develop a timeshare resort in a particular location, the Company analyzes relevant demographic, economic and financial data. Specifically, the Company considers the following factors, among others, in determining the viability of a potential new timeshare resort in a particular location: (i) supply/demand ratio for the purchase of Vacation Intervals in the relevant market and for Vacation Interval exchanges into the relevant market by other Vacation Interval owners, (ii) the market's growth as a vacation destination, (iii) the ease of converting a hotel or condominium property into a timeshare resort from a regulatory and construction point of view, (iv) the availability of additional land at the property for potential future development and expansion, (v) competitive accommodation alternatives in the market, (vi) uniqueness of location, and (vii) barriers to entry that would tend to limit competition.

  The Company believes that its relationships with Promus and Westin will provide it with attractive acquisition, conversion, development and marketing opportunities and uniquely position the Company to offer Vacation Intervals at a variety of attractive resort destinations to multiple demographic groups in the timeshare market. Capitalizing on two of its Founders' relationship with Promus as a developer and owner of Embassy Suites hotels, in 1994 the Company and Promus established Embassy Vacation Resorts. However, the Company has no ownership of or rights to the "Embassy Vacation Resorts" name or servicemark, both of which are owned exclusively by Promus, except as set forth in the Company's license agreements with Promus with respect to the Company's Embassy Vacation Resorts. Under Promus's exclusive development agreement with Vistana, Inc., Promus has identified the Company as the only other licensee of the Embassy Vacation Resort name. On January 7, 1997, Promus announced that it intended to expand its branded vacation ownership business with both the Company and Vistana and that additional Embassy Vacation Resort properties to be developed or acquired by the Company and licensed by Promus are under discussion. However, there can be no assurance that Promus will license the Embassy Vacation Resort name to the Company with respect to possible future resorts. See "Risk Factors--Competition."

  Through the Westin Agreement, the Company has the exclusive right through May 2001, to jointly acquire, develop and market with Westin "four-star" and "five-star" timeshare resorts located in North America, Mexico and the Caribbean. The Company's rights also cover the conversion of Westin hotels to timeshare resorts. In addition, pursuant to the Westin Agreement, it is expected that Westin will provide the Company with lead generation assistance and marketing support and Promus currently provides such assistance at Embassy Vacation Resorts. The five KOAR-owned Embassy Suites hotels also provide lead generation assistance and support to the Company with respect to the marketing of the Company's resorts.

  The Company's relationships with Promus and Westin also provide it with a competitive advantage in the timeshare industry by allowing it to offer two separate branded products in both the upscale and luxury market segments. The Company believes that brand affiliation is becoming an important characteristic in the timeshare industry as it provides the consumer an important element of reliability and image in a fragmented industry. Through its Embassy Vacation Resorts and Westin Vacation Club resorts the Company believes it will be able to provide Vacation Interval buyers with quality and consistency in their timeshare purchases. In addition, through its non-branded resorts the Company will be able to appeal to the value-conscious consumer who seeks the best value for his or her money and does not seek affiliation with brand-name lodging companies.

  Sales and Expansion at Existing Resorts and AVCOM Resorts. The Company intends to continue sales of Vacation Intervals at the Existing Resorts and the AVCOM Resorts by adding Vacation Interval inventory through the construction of new development units and by broadening marketing efforts. The Company believes it is well positioned to expand sales of Vacation Intervals at the Existing Resorts and the AVCOM Resorts as a result of its existing supply of Vacation Intervals in inventory as well as planned expansion. As of September 30, 1996, the Company had existing inventory of 22,509 Vacation Intervals at the Existing Resorts and currently is in the process of developing, or has plans to develop, units to accommodate an additional 62,203 Vacation Intervals at the Existing Resorts, including construction in progress for 10,710 Vacation Intervals at the Embassy Vacation Resort Lake Tahoe, the addition of approximately 3,162 Vacation Intervals at the San Luis Bay Resort and 816 Vacation Intervals at the Plantation at Fall Creek. See "--Description of the Company's Resorts." As of September 30, 1996, AVCOM had existing inventory of 4,618 Vacation Intervals and currently is in the process of developing, or has plans to develop, units to accommodate an additional 19,584 Vacation Intervals at its resorts, including construction in progress for 8,568 Vacation Intervals at the Scottsdale Villa Mirage Resort and 6,120 Vacation Intervals at the Ridge on Sedona Golf Resort and the addition of approximately 2,448 Vacation Intervals at Sedona Summit Resort and 2,448 Vacation Intervals at the Villas on the Lake. See "--Description of the Company's Resorts."

  Based on information received from the Company's customers and sales agents, the Company believes that in addition to basic quality, expanded resort amenities and larger, multi-purpose units, current and potential buyers want enhanced flexibility in scheduling their vacations, a broader distribution of quality exchange locations and the availability of other value-priced services. As a major developer and operator of timeshare resorts in North America, the Company believes that it has acquired skill and expertise both in the development and operation of timeshare resorts and in the marketing and sales of Vacation Intervals and that it has acquired the breadth of resorts which give it a competitive advantage among Vacation Interval purchasers.

  Improvement of Operating Margins. As the Company grows, management believes it will be able to reduce operating costs as a percentage of revenues by consolidating administrative functions and reducing borrowing costs by virtue of its consolidated operations. The Company believes that its larger number of resorts relative to its competitors will provide it with additional revenue opportunities and economies of scale which will allow it the potential for significant cost savings. Benefitting from economies of scale both internally and through its relationships with Promus and Westin, the Company plans to centralize many of the administrative functions currently performed at individual resorts, such as accounting, reservations and marketing, resulting in a reduction in labor costs throughout the Company's Existing Resorts. The Company believes that increased efficiency, reduction in on-site administrative requirements and a multi-resort management system will reduce operating costs and allow the Company to experience increased margins by spreading operating and corporate overhead costs over a larger revenue base. In addition, operating margins at a resort tend to improve over time as a greater percentage of Vacation Intervals are sold, resulting in lower selling, marketing and advertising expenses. The Company believes that it will reduce sales and marketing expenses as a result of the lead generation assistance provided or to be provided by Westin and Promus (including marketing and lead generation assistance from KOAR's five Embassy Suites hotels) and by targeting potential buyers through Westin and Embassy Suites hotels.

  Acquisition of Timeshare Assets, Management Contracts and Operating Companies. As a result of the Company's relationships in the timeshare and financial communities, the size and geographic diversity of its portfolio of properties and position in the timeshare industry, the Company has access to a variety of acquisition opportunities related to the Company's business. The Company's business strategy includes pursuing growth by expanding or supplementing the Company's existing timeshare business through acquisitions. The recently announced proposed acquisition of AVCOM is a recent example of the implementation of the Company's business strategy. The Company believes that its record of acquiring resort properties gives the Company credibility and, the Company's status as a public company may make the acquisition by the Company of businesses or operations more attractive to potential sellers. The Company believes that these collective factors will help the Company acquire attractive assets, operations and companies in the fragmented timeshare industry. Acquisitions which the Company may consider, in addition to those disclosed herein, include acquiring additional Vacation Intervals as inventory, management contracts, Vacation Interval mortgage portfolios and properties or other timeshare-related assets which may be integrated into the Company's operations.

DESCRIPTION OF THE COMPANY'S RESORTS

  The Company believes that, based on published industry data, it is the only developer and operator of timeshare resorts in North America that will offer Vacation Intervals in each of the three principal price segments of the market (value, upscale (characterized by high quality accommodations and service) and luxury (characterized by elegant accommodations and personalized service)). Since the inception of the timeshare development and acquisition business of the Company's predecessors, the Company has developed or acquired eight timeshare resorts currently in sales, which include one under construction, and a ninth resort in sales in which the Company holds a partial interest, located in a variety of popular resort destinations including Lake Buena Vista (Orlando area), Florida (developed in 1992); Branson, Missouri (developed in
1993); Hilton Head Island, South Carolina (developed in 1994); Koloa, Hawaii (acquired in 1994 and in which the Company holds an approximately 30% interest); Orlando, Florida (developed in 1995); two resorts located in St. Maarten, Netherlands Antilles (each acquired in 1995); Avila Beach, California (acquired in 1996); and South Lake Tahoe, California (currently under construction). The Company expects that its resorts will operate in the following three general categories, each differentiated by price range, brand affiliation and quality of accommodations:

  . NON-BRANDED RESORTS. Vacation Intervals at the Company's six non-branded resorts, which are not affiliated with any hotel chain, generally sell for $6,000 to $15,000 and are targeted to buyers with annual incomes ranging from $35,000 to $80,000. The Company believes its non-branded resorts offer buyers an economical alternative to branded timeshare resorts (such as Embassy Vacation Resorts and Westin Vacation Club resorts) or traditional vacation lodging alternatives. Upon consummation of the proposed Merger with AVCOM, the Company will acquire six additional resorts currently in timeshare sales. Vacation Intervals at these AVCOM resorts generally sell for $9,000 to $18,000 and are targeted to buyers in the same non-branded market segment.

  . EMBASSY VACATION RESORTS. Vacation Intervals at the Company's three Embassy Vacation Resorts generally sell for $14,000 to $20,000 and are targeted to buyers with annual incomes ranging from $60,000 to $150,000. Embassy Vacation Resorts are designed to provide timeshare accommodations that offer the high quality and value that is represented by the more than 135 Embassy Suites hotels throughout North America.

  . WESTIN VACATION CLUB RESORTS. Through the Westin Agreement the Company has the exclusive right through May 2001 to jointly acquire, develop and market with Westin "four-star" and "five-star" timeshare resorts located in North America, Mexico and the Caribbean. The Company anticipates that Vacation Intervals at Westin Vacation Club resorts generally will sell for $16,000 to $25,000 and will be targeted to buyers with annual incomes ranging from $80,000 to $250,000. The Westin Agreement represents Westin's entry into the timeshare market. The Company and Westin recently announced plans for the acquisition and development of the first Westin Vacation Club resort to be located in St. John, U.S. Virgin Islands. See "--Westin Vacation Club Resorts."

  Innovation in the design and quality of the resorts developed by the Company, as well as the branded product image of its Embassy Vacation Resorts and Westin Vacation Club resorts, has and will continue to result in differentiation of the Company's resorts from those of its competitors. The Company believes feedback from its Vacation Interval owners and property management enhances the Company's product acquisition, development and design process. The resorts designed and developed by the Company have been recognized by major industry groups and publications for excellence in architectural and landscape design and overall development quality. Each of the Company's resorts and nine of AVCOM's resorts have been designated a "Gold Crown" resort by RCI.

                                  THE RESORTS

  The following table sets forth certain information as of September 30, 1996 regarding each of the Existing Resorts, the Westin Vacation Club at St. John and the AVCOM Resorts to be acquired in the pending Merger, including location, date acquired or to be acquired by the Company, the number of existing and total potential units at the resort, and the number of Vacation Intervals currently available for sale and occupancy and additional expansion potential. Of the 20 resorts set forth below, the Embassy Vacation Resort Poipu Point is partially owned by the Company, the Westin Vacation Club Resort at St. John will be partially owned by the Company when acquired and the North Bay Resort at Lake Arrowhead is partially owned by AVCOM. The exact number of units and Vacation Intervals ultimately constructed may differ from the following estimates based on future land planning and site layout considerations.

                                                                                                 VACATION
                                                                     UNITS AT RESORT        INTERVALS AT RESORT
                                                     DATE        ----------------------- -------------------------
                                                ACQUIRED/TO BE                 TOTAL       CURRENT     POTENTIAL
 RESORT            LOCATION                      ACQUIRED(a)     CURRENT(b) POTENTIAL(c) INVENTORY(d) EXPANSION(e)
 ------            --------                     --------------   ---------- ------------ ------------ ------------
 NON-BRANDED
  RESORTS:
 Cypress Pointe    Lake Buena Vista,          November 1992          224         500(f)      3,111       14,076(f)
  Resort           Florida
 Plantation at     Branson, Missouri          July 1993               98         400(g)        690       15,402(g)
  Fall Creek
 Royal Dunes       Hilton Head Island,        April 1994              40          55(h)        641          765(h)
  Resort           South Carolina
 Royal Palm Beach  St. Maarten, Netherlands   July 1995              140         140(i)      1,937          -- (i)
  Club             Antilles
 Flamingo Beach    St. Maarten, Netherlands   August 1995            172         257(j)      2,584        4,420(j)
  Club             Antilles
 San Luis Bay      Avila Beach, California    June 1996               68         130(k)        907(l)     3,162(k)
  Resort
 EMBASSY VACATION
  RESORTS:
 Poipu Point(m)    Koloa, Kauai, Hawaii       November 1994          219         219(n)      9,966(n)       --
 Grand Beach       Orlando, Florida           January 1995           102         370(o)      2,673       13,668(o)
 Lake Tahoe        South Lake Tahoe,          May 1996               --          210(p)        --        10,710(p)
                   California
 WESTIN VACATION
  CLUB:
 St. John(q)       St. John, U.S. Virgin      First Quarter 1997      48          96(r)      1,715(r)     2,448(r)
                   Islands
 AVCOM RESORTS:
 Scottsdale Villa  Scottsdale, Arizona        First Quarter 1997     --          168(s)        --         8,568(s)
  Mirage Resort
 The Ridge on      Sedona, Arizona            First Quarter 1997     --          120(t)        --         6,120(t)
  Sedona Golf
  Resort
 Sedona Springs    Sedona, Arizona            First Quarter 1997      40          40            62          --
  Resort
 Sedona Summit     Sedona, Arizona            First Quarter 1997      12          60(u)        -- (u)     2,448(u)
  Resort
 Villas of Poco    Sedona, Arizona            First Quarter 1997      33          33            78          --
  Diablo
 Villas of Sedona  Sedona, Arizona            First Quarter 1997      40          40           104          --
 North Bay Resort  Lake Arrowhead,            First Quarter 1997      13          13(v)        429          -- (v)
  at Lake          California
  Arrowhead(v)
 Tahoe Beach &     South Lake Tahoe,          First Quarter 1997     140         140         1,195          --
  Ski Club         California
 Tahoe Seasons     South Lake Tahoe,          First Quarter 1997      21          21(w)        902(w)       --
  Resort           California
 Villas on the     Lake Conroe, Texas         First Quarter 1997      37          85(x)      1,807        2,448(x)
  Lake
                                                                   -----       -----        ------       ------
 TOTAL.........................................................    1,447       3,097        28,801       84,235
                                                                   =====       =====        ======       ======

--------
(a) The dates listed below with respect to the Existing Resorts represent the date of acquisition or, if later, the date of completion of development of the first phase of the resort by the Company and the dates listed below with respect to the Westin Vacation Club at St. John and AVCOM Resorts represent the anticipated closing dates of the pending acquisitions. See "The Proposed Merger" and "Business--Westin Vacation Club Resorts."

(b) Current units at each resort represents only those units that have received their certificate of occupancy as of September 30, 1996.
(c) Total potential units at each resort includes, as of September 30, 1996,
    (i) units which have received their certificate of occupancy, (ii) units currently under development that have not yet received their certificate of occupancy and (iii) units planned to be developed on land currently owned by the Company or AVCOM.
(d) Current inventory of Vacation Intervals at each resort represents only those unsold intervals that have received their certificate of occupancy as of September 30, 1996.
(e) Potential expansion of Vacation Intervals at each resort includes, as of September 30, 1996, (i) intervals currently under development that have not yet received their certificate of occupancy and (ii) intervals planned to be developed on land currently owned by the Company or AVCOM.
(f) Includes an estimated 276 units, which will accommodate an additional estimated 14,076 Vacation Intervals, which the Company plans to construct on land which it owns at the Cypress Pointe Resort and for which all necessary governmental approvals and permits (except building permits) have been obtained. Should the Company elect to construct a higher percentage of three bedroom units, rather than its current planned mix of one, two and three bedroom units, the actual number of planned units and Vacation Intervals will be lower than is indicated above.
(g) Includes 16 units, which will accommodate an additional 816 Vacation Intervals, on which the Company commenced construction in June 1996 and for which all necessary discretionary governmental approvals and permits have been received by the Company. Also includes an additional estimated 286 units, which will accommodate an additional estimated 14,586 Vacation Intervals, which the Company plans to construct on land which it owns or is currently subject to a contract to purchase at the Plantation at Fall Creek.
(h) Includes 15 units, which will accommodate 765 Vacation Intervals, construction of which is planned to begin in the second quarter of 1997 and for which all necessary governmental approvals and permits have been received by the Company.
(i) The Company has not committed to any expansion of the Royal Palm Beach Club. The Company is considering the acquisition of additional land adjacent to the Royal Palm Beach Club for the addition of an estimated 60 units, which will accommodate an estimated 3,060 Vacation Intervals, but has yet to enter into an agreement with respect to such additional land or to obtain the necessary governmental approvals and permits for such expansion.
(j) In May 1996 the Company acquired a five-acre parcel of land adjacent to the Flamingo Beach Club on which the Company plans to develop approximately 85 units which will accommodate an estimated 4,420 Vacation Intervals. The Company is in the process of seeking to obtain the necessary governmental approvals and permits for such proposed expansion.
(k) Includes 62 units, which will accommodate an estimated 3,162 Vacation Intervals, for which all necessary governmental approvals and permits have been received by the Company. Construction of the first 31 units began in October 1996. In addition, the Company is considering the acquisition of additional land near the San Luis Bay Resort for the addition of an estimated 100 units which will accommodate an estimated 5,100 Vacation Intervals, but has yet to enter into an agreement with respect to such land or to obtain the necessary governmental approvals and permits for such proposed expansion.
(l) The Company in June 1996 acquired approximately 130 Vacation Intervals at the San Luis Bay Resort out of the bankruptcy estate of Glen Ivy Resorts, Inc. In addition, the Company acquired promissory notes in default that are secured by approximately 900 Vacation Intervals. The Company intends to foreclose upon and acquire clear title to such Vacation Intervals and intends to complete such foreclosure procedures (or deed-in-lieu procedures) during the second quarter of 1997. These 900 Vacation Intervals are included in the above table as Current Inventory.
(m) The Company acquired a 30.4% partnership interest in the Embassy Vacation Resort Poipu Point in November 1994. The Company owns, directly or indirectly, 100% of the partnership interests in one of the two co-managing general partners of the Poipu Partnership, the partnership which owns the Embassy Vacation Resort Poipu Point. The managing general partner owned by the Company holds a 0.5% partnership interest for purposes of distributions, profits and losses. The Company also holds, directly or indirectly, a 29.93% limited partnership interest in the Poipu Partnership for purposes of distributions, profits and losses, for a total partnership interest of 30.43%. In addition, following repayment of any outstanding partner loans, the Company, directly or indirectly, is entitled to receive a 10% per annum return on the Founders' and certain former limited partners' initial capital investment of approximately $4.6 million in the Poipu Partnership. After payment of such preferred return and the return of approximately $4.6 million of capital to the Company, directly or indirectly, on a pari passu basis with the other general partner in the partnership, the Company, directly or indirectly, is entitled to receive approximately 50% of the net profits of the Poipu Partnership. In the event certain internal rates of return specified in the Poipu Partnership agreement are achieved, the Company, directly or indirectly, is entitled to receive approximately 55% of the net profits of the Poipu Partnership.
(n) Includes 179 units that the Company currently rents on a nightly basis, pending their sale as Vacation Intervals.
(o) Includes at least 24 units, which will accommodate an additional 1,224 Vacation Intervals, on which the Company commenced construction in the fourth quarter of 1996 and for which all necessary discretionary governmental approvals and permits (excluding building permits which have not yet been applied for by the Company) have been received by the Company. The Company has also received all necessary discretionary governmental approvals and permits to construct an additional estimated 244 units on land which it owns at the Embassy Vacation Resort Grand Beach, which will accommodate an additional estimated 12,444 Vacation Intervals (excluding building permits which have not yet been applied for by the Company). The Company plans to apply for and obtain these building permits on a building-by-building basis.

(p) Includes 62 units, which will accommodate 3,162 Vacation Intervals, on which construction began in May 1996 and for which all necessary discretionary governmental approvals and permits have been received by the Company. Twenty-seven units, which will accommodate 1,377 Vacation Intervals, are scheduled for completion in March 1997 and 35 units, which will accommodate 1,785 Vacation Intervals, are scheduled for completion in April 1997. Of this total, the Company is obligated to convey four Vacation Intervals to the former owners of the land on which the Embassy Vacation Resort Lake Tahoe is being developed. Such conveyance will be made upon completion of the first phase of development. The Company has also received all necessary discretionary governmental approvals and permits to construct an additional estimated 148 units (excluding building permits which have not yet been applied for by the Company and which will be applied for and obtained on a phase-by-phase basis) on land that it owns at the Embassy Vacation Resort Lake Tahoe, which will accommodate an estimated 7,548 Vacation Intervals, and, subject to market demand, currently plans to construct 40 of such units commencing in May of each year from 1997 through 1999 and the remaining 28 units commencing in May 2000. The Company commenced sales of Vacation Intervals at the Embassy Vacation Resort Lake Tahoe in June 1996, although the Company will not be able to close any of such sales until the completion of the first units. The Company currently is pre-selling Vacation Intervals at the Embassy Vacation Resort Lake Tahoe prior to receipt of certificates of occupancy.
(q) As described under "Business--Westin Vacation Club Resorts," the Company will own 50% of the entity which will acquire the unsold Vacation Intervals at this resort. The acquisition is anticipated to close during the first quarter of 1997 and commencement of Vacation Interval sales is anticipated to begin by the fourth quarter of 1997.
(r) Includes 48 units, which will accommodate approximately 1,715 unsold Vacation Intervals, which are ready for immediate occupancy. With respect to such 48 units, 36 of such units have received all necessary discretionary governmental approvals and permits necessary to commence Vacation Interval sales and, upon closing of the pending acquisition, the Company plans to file the necessary documentation to receive such approvals with respect to the remaining 12 of such units. Also includes an additional 48 units, which will accommodate an additional approximately 2,448 Vacation Intervals, which will require the installation of utilities, furniture, fixtures and equipment and interior finishes before occupancy. Upon closing of the pending acquisition, the Company currently anticipates completing the renovation of such 48 additional units by the fourth quarter of 1997. Upon closing of the pending acquisition, the Company also will have acquired adjacent land at the St. John resort which will accommodate the development of additional units. The Company has not yet determined the amount of potential additional units which may be constructed on such adjacent land or the timing of such potential development. See "Business--Westin Vacation Club Resorts."
(s) Scottsdale Villa Mirage Resort is in the final stages of construction of the 64 units which constitute Phase I of the resort. Such 64 units will accommodate approximately 3,264 Vacation Intervals and are scheduled for completion in January, 1997. The 40 units in Phase II, which will accommodate approximately 2,040 Vacation Intervals, and the 64 units in Phase III, which will accommodate approximately 3,264 Vacation Intervals, are scheduled for completion in the first quarters of 1998 and 1999, respectively. All necessary discretionary approvals and permits have been received by AVCOM for the Scottsdale Villa Mirage Resort. AVCOM currently is pre-selling Vacation Intervals at the Scottsdale Villa Mirage Resort prior to receipt of certificates of occupancy.
(t) Construction began in December 1996 on The Ridge on Sedona Golf Resort, which upon completion will consist of 120 units. The first 12 units, which will accommodate approximately 612 Vacation Intervals, and clubhouse are scheduled for completion in April 1997, for which all necessary discretionary governmental approvals and permits have been received by AVCOM. Governmental approvals and permits have not been received for the additional planned 108 units, which will accommodate approximately 5,508 Vacation Intervals.
(u) The Sedona Summit Resort is being developed by an affiliated entity, Sedona Summit Development, L.P. of which All Seasons, a wholly owned subsidiary of AVCOM, is the sole general partner. Sales and construction commenced in February 1996 and the Sedona Summit is in the final stages of construction of the final 48 units, which will accommodate approximately 2,448 Vacation Intervals, at which point no further expansion is planned. Construction of the final 48 units is scheduled for completion in the second quarter of 1997. All necessary discretionary governmental approvals and permits have been received by AVCOM. AVCOM currently is pre-selling Vacation Intervals in the final 48 units at the Sedona Summit Resort prior to receipt of certificates of occupancy. All Vacation Intervals at the initial 12 units have been sold as of September 30, 1996. See "Business-- Description of AVCOM's Resorts."
(v) All Seasons owns 40% of Trion Capital Corporation, and has the power to vote another 40% of Trion, the General Partner of Arrowhead Capital Partners, L.P., the developer of North Bay Resort at Lake Arrowhead. The General Partner is entitled to receive 1% of the profits of Arrowhead Capital Partners, L.P., but under certain circumstances, is entitled to receive substantially higher profits. All Seasons has an exclusive sales and marketing contract for sales at North Bay, and is the property manager of the resort. Although Arrowhead Capital Partners, L.P. owns undeveloped land and buildings under construction at the North Bay Resort at Lake Arrowhead, no definitive expansion plans have been made.
(w) AVCOM purchased a portfolio of 1,057 defaulted consumer notes at the Tahoe Seasons Resort in March 1996 which are secured by Vacation Intervals. Of the notes purchased, 414 notes have been converted to inventory of which 114 Vacation Intervals have been sold and 41 of the notes have been reaffirmed by the original buyers. AVCOM intends to foreclose on the remaining notes and acquire clear title to the intervals. These remaining 602 notes are included in the above table as Current Inventory.
(x) Villas on the Lake consists of 37 existing units purchased in February 1996 currently in the final phase of renovation. Land included in the initial purchase is able to accommodate construction of an additional 48 units, which will accommodate an additional approximately 2,448 Vacation Intervals. The phase II construction start date has not yet been determined. All necessary discretionary governmental approvals and permits (excluding building permits which have not yet been applied for by AVCOM) have been received by AVCOM.

NON-BRANDED RESORTS

  The Cypress Pointe Resort. Cypress Pointe Resort, the Company's first timeshare resort, opened in November 1992 and is located in Lake Buena Vista, Florida, approximately one-half mile from the entrance of Walt Disney World and is an approximately 10 minute drive from all major Orlando attractions. The resort is being developed in two phases. Phase I sits on 9.7 acres of land and consists of nine buildings, eight of which currently are complete. Phase II sits on 12.5 acres of land and will consist of seven buildings, the first and second of which were completed in April and September 1996, respectively.

  Styled with a Caribbean theme, upon completion of the nine buildings, Phase I will contain 192 three bedroom 1,460 square foot units. Each unit comfortably accommodates up to eight people with its two large master bedrooms, three bathrooms, living room with sleeper sofa, and full kitchen. The three bedroom units in Phase I also offer a jacuzzi tub, a roman tub, three color televisions (including one 460 screen), a video cassette player, a complete stereo system, a washer/dryer and elegant interior details such as nine-foot ceilings, crown moldings, interior ceiling fans, imported ceramic tile, oversized sliding-glass doors and rattan and pine furnishings. With the completion of Phase II, the resort will be equipped with three pools including a 4,000 gallon heated pool with a volcano, two spas, two poolside cafes, two tennis courts, a sand volleyball court, a basketball court, an exercise facility, a kiddie pool, a gift shop, a lakeside gazebo, a shuffleboard court, a picnic area and a video arcade. The resort also contains a full children's playground and a new 17,000 square foot clubhouse.

  Upon completion of Phases I and II, the resort will contain approximately 500 units. Upon completion of seven buildings in Phase II, Phase II will contain a total of approximately 308 units consisting of one, two and three bedroom units of up to 1,850 square feet and accommodating up to ten people. Phase I consists of 168 existing units, with 24 units scheduled to be built upon the completion of Phase II.

  The resort currently contains 11,424 total Vacation Intervals of which 3,111 remained for sale as of September 30, 1996. Vacation Intervals at the Cypress Pointe Resort are currently priced from $6,000 to $16,000 for one-week Vacation Intervals, 1,824 of which were sold in 1995. Vacation Intervals at the resort can be exchanged for Vacation Intervals at other locations through RCI, which awarded the resort its Gold Crown Resort Designation. The resort won the ARDA National Award for its overall owner package in 1993.

  The Plantation at Fall Creek. The Plantation at Fall Creek, which opened in March 1993, is located on the shores of Lake Taneycomo, a fishing lake near the heart of Branson, Missouri, the capital of country music theaters. The resort currently contains 98 units each consisting of 2 bedrooms and 2 baths and up to 1,417 square feet, built in a country style on approximately 130 acres of land. The Company currently plans to continue to expand the resort to accommodate a total of 400 units. Each unit features two large master bedrooms/baths, queen sized sofa-sleeper, full kitchen, three color televisions, video cassette player, washer/dryer, cherry wood furnishings, ceiling fans and jacuzzi or roman tub. The resort is equipped with 4 swimming pools, a fishing dock, a shuffleboard court, a game room, a children's playground, a health club, a tennis court, a miniature golf course, a sand volleyball court, barbecue areas and a basketball court.

  As of September 30, 1996, the resort contained 4,998 total Vacation Intervals of which 690 remained for sale. Vacation Intervals at the Plantation at Fall Creek are currently priced from $7,295 to $10,295 for one-week Vacation Intervals, 1,094 of which were sold in 1995. Vacation Intervals at the resort can be exchanged for Vacation Intervals at other locations through RCI, which awarded the resort its Gold Crown Resort Designation.

  The Royal Dunes Resort at Port Royal Plantation. The Royal Dunes Resort at Port Royal Plantation opened in April 1994 and is located in Port Royal Plantation on Hilton Head Island, South Carolina, only 400 yards from the beach. The resort presently contains 40 units consisting of three bedrooms and three bath units and upon completion scheduled for late 1997, will be expanded to include a total of 55 units. The units can comfortably accommodate eight people in their 1,460 square feet of living area with two master suites with private bath, one guest bedroom with bath, a living room with a sofa sleeper, a full kitchen and an outside deck.

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Each unit features a jacuzzi tub, a roman tub, a washer/dryer, four color televisions, a video cassette player, an entertainment center and elegant interior details such as nine-foot ceilings, crown moldings, interior ceiling fans and rattan and pine furnishings. The resort offers a heated swimming pool, outdoor whirlpool spa, kiddie pool, sand volleyball court, barbecue grill and picnic area. The Royal Dunes is conveniently located for golf, tennis, fishing, shopping, boating, biking and croquet and adjacent to Royal Dunes is the Westin Hotel and Resort at Port Royal, Hilton Head Island.

  The resort currently contains 2,040 total Vacation Intervals of which 641 remained for sale as of September 30, 1996. Vacation Intervals at the Royal Dunes are currently priced from $8,250 to $13,250 for one-week Vacation Intervals, 577 of which were sold in 1995. Vacation Intervals at the resort can be exchanged for Vacation Intervals at other locations through RCI, which awarded the resort its Gold Crown Resort Designation.

  The Royal Palm Beach Club. The Royal Palm Beach Club, originally opened in 1990 and acquired by the Company in July 1995, is located at Simpson Bay in St. Maarten, Netherlands Antilles. Located approximately one mile from the island's major airport and ten minutes from local shopping and dining, the resort is surrounded by the Caribbean on three sides. The resort contains 140 units consisting either of two bedrooms, two baths or three bedrooms, three baths. Each unit is equipped with a full kitchen, complete with microwave and dishwasher, color television, VCR and private lanai. The resort is equipped with a private beach, an overflowing style pool located on the beach, a large sun deck and a picnic area with barbecue grills. The Royal Palm Beach Club is also conveniently located for water sports, boating, health club workouts and tennis, and is located adjacent to a retail center, including an outdoor cafe, dance clubs, market, hair salon, gift shop, mini-market and restaurants. Each unit at the resort, as well as the resort grounds and common areas, recently received a complete renovation in connection with repairs following the September 1995 hurricane which damaged the resort.

  The resort currently contains 7,280 total Vacation Intervals of which 1,937 remained for sale as of September 30, 1996. Units at the Royal Palm Beach Club, are currently priced from $9,450 to $12,900 for one-week Vacation Intervals, 272 of which were sold by the Company in 1995. Vacation Intervals at the resort can be exchanged for Vacation Intervals at other locations through RCI, which awarded the resort its Gold Crown Resort Designation and through Interval International, the other major exchange company in the industry, which awarded the resort a "five-star" designation, the highest quality level in the II system.

  The Flamingo Beach Club. The Flamingo Beach Club, originally opened in January 1991 and acquired by the Company in July 1995, is located on "the Point" of the Pelican Key Peninsula in St. Maarten, Netherlands Antilles, directly on the beach of the Caribbean. The resort is located approximately two miles from the island's major airport and is within walking distance of shopping and dining facilities. The resort is surrounded by the Caribbean Ocean on three sides and contains 172 units consisting of beachfront studio and one bedroom, one bath units. Each unit is equipped with two color televisions, a video cassette player, air conditioning, a balcony suitable for outside dining and a fully equipped kitchen complete with microwave oven and dishwasher. The resort features water sports, a beach palapa bar and grill, a mini-market, tennis facilities and a beach house bar. Each unit at the resort, as well as the resort grounds and common areas, recently received a complete renovation in connection with repairs following the September 1995 hurricanes which damaged the resort.

  The resort currently contains 8,944 total Vacation Intervals of which 2,584 remained for sale as of September 30, 1996. Vacation Intervals at the Flamingo Beach Club are currently priced from $6,500 to $8,900 for one-week Vacation Intervals, 104 of which were sold in 1995. Vacation Intervals at the resort can be exchanged for Vacation Intervals at other locations through RCI, which awarded the resort its Gold Crown Resort Designation.

  The San Luis Bay Resort. The San Luis Bay Resort, located on 16 oceanview acres in Avila Beach, California, near San Luis Obispo, was originally opened in 1969 as a hotel club and in June 1996 was acquired by the Company from the bankruptcy estate of Glen Ivy Resorts, Inc., which had converted the property to a timeshare resort in 1989. The resort is adjacent to a championship golf course and is well located for visiting local wineries and historical attractions. At present, a total of 68 studio and one bedroom units are completed at

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the resort. The Company currently intends to commence construction of the phase I addition of 30 units in the fourth quarter of 1996. Upon completion of the addition, units will be available in one and two bedroom configurations (some with lock-off capability) and will offer a king size bed, a queen size sofa sleeper, a porch, a full kitchen, two color televisions, a video cassette player and a stereo. The phase II addition of 32 units is scheduled to commence construction following the completion of phase I. The resort features a swimming pool, a spa, four tennis courts, exercise facilities, a full service salon, a video game room, a basketball court and a barbecue area. The resort is also well located for windsurfing, boating, fishing and surfing.

  The Company's inventory at the resort contains 907 available Vacation Intervals (including 900 Vacation Intervals which the Company is in the process of acquiring through foreclosure). Vacation Intervals at the San Luis Bay Inn are currently priced from $8,500 to $16,000 for one-week Vacation Intervals. Vacation Intervals at the resort can be exchanged for Vacation Intervals at other locations through RCI.

EMBASSY VACATION RESORTS

  The Embassy Vacation Resort Grand Beach. The Embassy Vacation Resort Grand Beach opened in January 1995 and is located along nearly 2,000 feet of the south shore of Lake Bryan, a 450-acre spring-fed lake in Lake Buena Vista, Florida. The 1920's Florida architectural style resort sits on 18 acres and upon its projected completion by the year 2000 will offer approximately 370 units in 14 four and five story buildings. Despite the resort's remote, lake front ambiance, it is only minutes from International Drive which provides access to Orlando, Florida's major attractions. All current units offer three bedrooms and three bathrooms with approximately 1,550 square feet of living area, including a large screened-in deck and a full-size, well-equipped kitchen. With two master suites, a third bedroom, and a sleeper sofa in the living room, units can comfortably accommodate four couples. Each unit features air-conditioning, a whirlpool tub, a washer/dryer, three cable televisions, a video cassette player, a stereo and elegant interior details such as nine-foot ceilings, crown molding, wooden venetian blinds, imported ceramic tile and slate flooring. Upon full completion, the Company expects that the resort will include 5,000 square feet of sand beaches, four gazebo-covered docks that stretch out over Lake Bryan and easy access to water skiing, jetskiing, parasailing, sailboating, wind surfing and fishing on Lake Bryan. The Grand Beach resort will provide two outdoor pools, two spas, two kiddie pools, two lighted tennis courts, sand volleyball courts, shuffleboard courts, a putting green, a children's playground, barbecue and picnic areas and a fitness complex with two clubhouses containing exercise rooms, kitchens and a video arcade. In 1995, the resort was featured in both RCI Perspective Magazine and Resort Development and Operations Magazine.

  The resort currently contains 5,202 total Vacation Intervals of which 2,673 remained for sale as of September 30, 1996. Vacation Intervals at the Embassy Vacation Resort Grand Beach are currently priced from $12,500 to $14,000 for one-week Vacation Intervals, 1,523 of which were sold in 1995. Vacation Intervals at the resort can be exchanged for Vacation Intervals at other locations through RCI, which awarded the resort its Gold Crown Resort Designation.

  The Embassy Vacation Resort Poipu Point. The Embassy Vacation Resort Poipu Point was reconstructed in 1993 after being substantially destroyed by Hurricane Iniki and was acquired by the Company in November 1994. The resort is located at the most southern point on the Poipu Sun Coast of Kauai, Hawaii, offering a natural, open setting in an architectural style designed to blend with the land. The resort spans 10 buildings on 22 acres with a total of 219 units. The units, one of which has one bedroom and one bathroom, 216 of which have two bedrooms and two bathrooms and 2 of which have three bedrooms and three bathrooms, range in size from 1,363 to 2,629 square feet. Each unit either overlooks the ocean or one of the many gardens maintained on the grounds. All units feature air-conditioning, two telephones with voice mail, two cable televisions, video cassette player, stereo, washer/dryer, whirlpool tub, full kitchen and a spacious lanai. Units can accommodate up to six people and are appointed with designer furnishings, custom fabrics, and custom-designed ceramic tile. The resort is equipped with a spectacular lagoon-like freshwater swimming pool with a sandy beach entry and its own beach, waterfalls, fish ponds, lush garden walkways, a kiddie pool and a health club with weight and aerobic equipment, two hydrospas, sauna and steamroom. The property is adjacent to a large sandy beach and is well

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located for scuba diving, wind surfing, golf, tennis, surfing, horseback riding, fishing, boating and exploring the island's rain forests, fern grottos and waterfalls.

  The resort currently contains 11,169 total Vacation Intervals of which 9,966 remained for sale as of September 30, 1996. Units at the Embassy Vacation Resort Poipu Point are currently priced from $13,700 (one bedroom) to $25,600 (three bedrooms) for one-week Vacation Intervals, 281 of which were sold in 1995. Vacation Intervals at the resort can be exchanged for Vacation Intervals at other locations through RCI, which featured the resort in RCI Perspective Magazine in 1995 and awarded it the RCI, Gold Crown Resort Designation.

  The Embassy Vacation Resort Lake Tahoe. Construction on the Embassy Vacation Resort Lake Tahoe began in May 1996. The resort is located in South Lake Tahoe, California, and is situated on nine acres near the shores of Lake Tahoe adjoining the Lake Tahoe Marina in one of the world's most beautiful resort areas. The architectural design of the resort connotes the rustic elegance known as "Old Tahoe." Approximately one mile from the casinos and 1/2 mile from the base lift of Heavenly Ski Resort, upon completion the resort will contain 210 two bedroom/two bath units offering lake and mountain views. The resort will feature a restaurant, an indoor/outdoor heated swimming pool, a spa, a sunning deck, lakefront activities, bike rentals, ski valet, sundry shop, convenience store and delicatessen.

  The Company plans to complete construction of the first phase of the resort in March 1997. Upon completion of all planned phases, the Company expects that the resort will contain units for 10,710 total Vacation Intervals. Vacation Intervals at the Embassy Vacation Resort Lake Tahoe are priced from $17,000 to $25,000 for one-week Vacation Intervals. RCI has indicated that Vacation Intervals at the resort may be exchanged for Vacation Intervals at other locations through RCI.

WESTIN VACATION CLUB RESORTS

  The Company and Westin have entered into the Westin Agreement pursuant to which the Company has acquired the exclusive right to jointly acquire, develop and sell with Westin "four-star" and "five-star" Westin Vacation Club resorts in North America, Mexico and the Caribbean for a five year term expiring May 3, 2001. Pursuant to the Westin Agreement, Westin and the Company intend to enter into detailed definitive agreements to implement the Westin Agreement, including operating agreements. There can be no assurance that the parties will be able to reach such definitive agreements. See "Risk Factors--Risks Related to Westin Agreement; Limited Control of Resorts and Termination." Pursuant to the Westin Agreement, each of the Company and Westin will own a 50% equity interest in the ventures that own such resorts and have an equal voice in the management of such ventures. The primary focus of the Westin Agreement is (i) developing vacation ownership villas surrounding existing Westin hotel resort properties and (ii) acquiring or developing hotels which can be operated under the Westin hotel brand while at the same time being converted to vacation ownership properties. Pursuant to the Westin Agreement, each of the Company and Westin has agreed that, subject to certain exceptions, including certain Embassy Vacation Resort acquisition and development opportunities, it will present to the other party all "four-star" and "five-star" hotel and resort acquisition and development opportunities (e.g., properties that are flagged by brands such as Disney, Marriott, Omni, Ritz Carlton, Four Seasons/Regent, Inter-Continental and Meridien) that it has determined to pursue and such other party has a right of first refusal to determine whether to jointly develop such opportunities with the other party subject to the foregoing exclusions. Pursuant to the Westin Agreement, Westin and the Company will form a separate partnership, limited liability company or similar entity to develop and operate each Westin Vacation Club resort, of which Westin and the Company shall be co-general partners or co-managers, as applicable. Each of the Company and Westin will contribute 50% of the equity needed to develop and operate each Westin Vacation Club resort. Pursuant to the Westin Agreement, Westin has the right to manage all Westin Vacation Club resorts and the Company and Westin will share the profits from such management activity. In addition, Westin will promote the Westin Vacation Club concept by utilizing its customer base for sales and marketing programs, arranging for on-site sales desks and other in-house marketing programs, in exchange for which the Company has agreed to reimburse Westin predetermined marketing and advertising costs incurred by Westin. Under certain circumstances, either

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party may terminate the Westin Agreement upon failure to reach specified development goals. See "Risk Factors--Risks Related to the Westin Agreement; Limited Control of Resorts and Termination."

  Pursuant to the Westin Agreement, the Company has agreed to make available to Westin one voting seat on the Company's Board of Directors and has agreed to use maximum reasonable efforts to cause the nomination and election of Westin's designee. Westin has agreed to make available to the Company one non-voting seat on its Board of Directors which will be filled by one of the Founders. Following any public offering of equity securities by Westin, the Company's seat on Westin's board will become a voting seat, entitled to all reciprocal provisions granted by the Company to Westin. See "Risk Factors-- Effective Voting Control by Existing Stockholders; Westin Director Designation."

  In December 1996, the Company and Westin announced plans to acquire and develop the first Westin Vacation Club resort in St. John, U.S. Virgin Islands. The "four-star" Westin Vacation Club at St. John will involve a conversion of the existing St. John Villas, located adjacent to the Great Cruz Bay Resort Hotel (formerly known as the Hyatt Regency St. John) which will be operated as the St. John Hotel. Pursuant to a purchase and sale agreement with subsidiaries of Skopbank, a Finnish corporation, Westin will acquire a 100% interest in the St. John Hotel and the Company and Westin will form the Westin Partnership owned 50% by each of the Company and Westin to acquire an interest in the 96 units at the St. John Villas, representing 4,163 Vacation Intervals (the number of unsold Vacation Intervals remaining at the St. John Villas), which will be operated as the Westin Vacation Club resort at St. John. Of the $10.5 million purchase price for the remaining unsold Vacation Intervals at St. John Villas, each of the Company and Westin is obligated to contribute approximately $2.5 million in cash, with the remaining $5.5 million of the acquisition price to be paid by the Westin Partnership. In addition, the Westin Partnership will borrow approximately $7.1 million to complete the conversion of the St. John Villas to a Westin Vacation Club resort.

  The acquisition of the St. John resort is anticipated to close during the first quarter of 1997 and commencement of Vacation Interval sales is anticipated to begin by the fourth quarter of 1997. Located adjacent to the beachfront hotel, the St. John Villas consist of 96 studio, one bedroom, two bedroom and three bedroom units located on 12.3 hillside acres, of which 48 units are completed and ready for immediate occupancy. The additional 48 units currently require construction of all interior finishes and installation of furniture, fixtures and equipment prior to occupancy. The renovation, which repaired damage sustained during Hurricane Marilyn in September 1995, has been completed.

DESCRIPTION OF AVCOM'S RESORTS

  AVCOM owns nine timeshare resorts, including two under construction, and a tenth resort in which AVCOM holds a partial interest. Of these resorts, six are currently in sales (including the partially-owned North Bay Resort at Lake Arrowhead), one resort is pending development and AVCOM has completed sales at three resorts (Villas at Poco Diablo, Villas of Sedona and Sedona Springs Resort) and provides homeowners' association management and resale services at these three locations.

 Resorts in Current Sales

  Tahoe Beach & Ski Club. The Tahoe Beach & Ski Club is a beach front resort located in the City of South Lake Tahoe, California on approximately eight acres at the end of Ski Run Boulevard which was purchased by AVCOM in March 1994. The project includes a total of 140 units, of which 110 were renovated as timeshare units at the date acquired. Thirty units have since been renovated for sale as timeshare units and are being marketed. At the time of purchase, 4,533 Vacation Intervals related to the 110 renovated units of the resort had been previously sold. The homeowners' association engaged RPM Management, Inc. ("RPM"), a wholly-owned subsidiary of All Seasons, to operate the property.

  Sedona Summit Resort. In May 1995, AVCOM purchased approximately three acres in Sedona, Arizona for development of a 60 unit timeshare resort.
Additionally, in May, 1996, AVCOM exercised an option to

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acquire an adjacent parcel consisting of approximately four acres. Timeshare interest sales commenced in February 1996.

  AVCOM is developing the Sedona Summit Resort through an affiliated entity, Sedona Summit Development Limited Partnership ("SSDLP"), of which All Seasons is the sole general partner. The activities of SSDLP are consolidated in AVCOM's financial statements. SSDLP sold limited partnership interests in March 1996 of approximately $1,500,000 representing a 99% ownership interest. AVCOM has secured a revolving construction loan of $2,500,000 which has been guaranteed by SSDLP for the development of the Sedona Summit Resort. AVCOM has contracted to purchase completed units in phases from SSDLP for an aggregate of $14,084,000. Sales and construction commenced in February 1996.

  Scottsdale Villa Mirage Resort. The Scottsdale Villa Mirage Resort is a 168 unit resort currently under construction located on 10 acres in Scottsdale, Arizona at the Scottsdale Princess Resort development, within proximity of the Scottsdale Princess Hotel. The units will be two bedroom condominium type units consisting of approximately 1,200 square feet. Construction and sales of Phase I began in March 1996, and is planned to be open for occupancy in February 1997. Amenities are anticipated to include a clubhouse with an exercise facility, swimming pool and spas and tennis and volleyball courts.

  Villas on the Lake. AVCOM acquired an existing condominium project adjacent to Lake Conroe in Montgomery County, Texas in April 1996. The project consists of 37 completed units and existing approvals and land for the construction of 48 additional units. AVCOM has contracted with the April Sound Country Club for use of its facilities by the project's homeowner's association. Renovation of existing units began in February 1996 and sales began in June 1996.

  Tahoe Seasons Resort. During February 1996, AVCOM acquired a portfolio of approximately 1,057 non-performing timeshare receivables generated from the sale of timeshare intervals at Tahoe Seasons Resort in South Lake Tahoe, California. The purchase price of approximately $1.5 million was funded by a loan. AVCOM has also agreed to purchase other receivables generated from sales at Tahoe Seasons Resort that subsequently become delinquent. AVCOM will convert non-performing loans into timeshare inventory which will be sold.

 Resorts Under Development

  The Ridge on Sedona Golf Resort. AVCOM has acquired an approximate 12 acre parcel in Sedona, Arizona for approximately $5.5 million. The facility comprising The Ridge Spa & Racquet Club has been acquired as a portion of this development. The parcel is located on the 18th fairway of the golf course at the Sedona Golf Resort. AVCOM anticipates developing the property into a 120 unit timeshare resort in phases. Amenities are anticipated to include a 12,000 square foot club house, three swimming pools and six spas in addition to privileges at The Ridge Spa and Racquet Club.

 Partially Owned Resorts

  North Bay Resort at Lake Arrowhead. The North Bay Resort at Lake Arrowhead is located in San Bernardino County, California. AVCOM entered into a series of agreements in January 1996 whereby AVCOM provided guarantees for $12.7 million of the developer's financing in return for a fee of $450,000 (evidenced by a note payable), a right of first refusal to offer Vacation Interval receivable financing to the developer after expiration of the developer's present $10.0 million financing commitment, received an option to assume property management for the resort's homeowners association and purchased a 40% equity position in Trion Capital Corporation, the corporate general partner of Arrowhead Capital Partners L.P., the developer of the resort. The general partner is entitled to receive 1% of the profits of the developer partnership, but under certain circumstances is entitled to receive substantially higher profits. The 40% equity position was acquired for $600,000. The proposed resort contemplates the consolidation of two adjacent developments. One development consists of two completed condominium buildings converted to Vacation Interval and additional undeveloped land. The second parcel consists of a combination of three existing condominium buildings in various stages of

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construction and pads for two additional condominium buildings. The developer has been provided with a $2.7 million construction and operating loan commitment and a $10.0 million commitment for Vacation Interval receivable financing from a financing company, subject to operational involvement and financial guarantees of AVCOM.

 Resorts At Which Sales Have Been Completed

   AVCOM has substantially completed sales of Vacation Intervals at the following three resorts. AVCOM provides homeowners' association management and resale services at these locations.

  Villas at Poco Diablo. The Villas at Poco Diablo resort is a 33 unit, 1,683 Vacation Interval condominium conversion of studios and one-bedroom units located in Sedona, Arizona. The one-bedroom units have frontage to Oak Creek and the studio units have frontage to the golf course owned by the Poco Diablo Resort. During the period 1988 through 1992, the resort was renovated by AVCOM, and the units were refurbished with new furniture, fixtures and equipment, new paint, new roofs and interiors and a remodeled outdoor pool and spa area.

  Villas of Sedona. The Villas of Sedona resort is a 40 unit, 2,040 Vacation Interval townhouse conversion of one and two bedroom units located in west Sedona, Arizona. The property was purchased in 1992 and has been remodeled by AVCOM since then. The resort has new furniture, fixtures and equipment, new paint, a new outdoor pool and custom spa area and major landscaping. In addition, a new building encloses an outdoor pool which adjoins a 4,000 square foot clubhouse and fitness center.

  Sedona Springs Resort. Sedona Springs is a 40-unit, 2,040 Vacation Interval two bedroom suite resort located in Sedona, Arizona on four acres adjacent to the Villas of Sedona resort. Common areas include a 5,000 sq. ft. clubhouse, two outdoor spas, a pool facility and spa area. This resort was the first "purpose built" development construction by AVCOM. Construction of this project commenced in the first quarter of 1994. Phase one consisted of 13 units and was completed in the third quarter of 1994. Phase two, consisting of 14 units and common areas, was completed in the second quarter of 1995. Phase three, consisting of 13 units was completed in November 1995. The clubhouse is completed and being used temporarily as a sales center. Sales at this project were substantially completed by January 1996.

CUSTOMER FINANCING

  A typical Vacation Interval entitles the buyer to a one-week per year stay at one of the Company's resorts and ranges in price from approximately $4,000 to $8,000 for a studio residence to approximately $12,000 to $26,000 for a three bedroom residence. The Company offers financing to the purchasers of Vacation Intervals in the Company's resort properties who make a down payment generally equal to at least 10% of the purchase price. This financing generally bears interest at fixed rates and is collateralized by a first mortgage on the underlying Vacation Interval. A portion of the proceeds of such financing is used to obtain releases of the Vacation Interval unit from any underlying debt. The Company has entered into agreements with lenders for the financing of customer receivables. These agreements provide an aggregate of up to approximately $178 million of available financing to the Company bearing interest at variable rates tied to either the prime rate or LIBOR of which the Company had, at September 30, 1996, approximately $116 million of additional borrowing capacity available. Under these arrangements, the Company pledges as security qualified purchaser promissory notes to these lenders, who typically lend the Company 80% to 90% of the principal amount of such notes. Payments under these promissory notes are made by the purchaser borrowers directly to a payment processing center and such payments are credited against the Company's outstanding balance with the respective lenders. These arrangements currently have varying borrowing periods ranging from 18 to 20 months after the initial commitment date. The Company does not presently have binding agreements to extend the terms of such existing financing or for any replacement financing upon the expiration of such funding commitments, and there can be no assurance that alternative or additional arrangements can be made on terms that are satisfactory to the Company. Accordingly, future sales of Vacation Intervals may be limited by both the availability of funds to finance the initial negative cash flow that results from sales that are financed by the Company and by reduced

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demand which may result if the Company is unable to provide financing to purchasers of Vacation Intervals. If the Company is required to sell its customer receivables, discounts from the face value of such receivables may be required by buyers, or the Company may be unable to locate buyers.

  At September 30, 1996, the Company had a portfolio of approximately 12,800 loans to Vacation Interval buyers amounting to approximately $90.8 million with respect to the Company's consolidated resorts. The Company's consumer loans had a weighted average maturity of approximately seven years and a weighted average interest rate of 15% compared to a weighted average cost of funds of 10.25% on the Company's borrowings secured by such customer loans. As of September 30, 1996, approximately 8.1% of the Company's consumer loans were considered by the Company to be delinquent (past due by 60 or more days) and the Company has completed or commenced foreclosure or deed-in-lieu of foreclosure on approximately 2.5% of its consumer loans. The Company has historically derived income from its financing activities. Of these delinquent loans, approximately 90% were originated by the Company and the remaining 10% were acquired by the Company as delinquent loans. If only the Company's originated loans were considered, approximately 7.5% of them would be considered delinquent as of September 30, 1996. However, because the Company's borrowings bear interest at variable rates and the Company's loans to purchasers of Vacation Intervals bear interest at fixed rates, the Company bears the risk of increases in interest rates with respect to the loans it has from its lenders. The Company intends to continue to engage in interest rate hedging activities from time to time in order to reduce the risk and impact of increases in interest rates with respect to such loans, but there can be no assurance that any such hedging activity will be adequate at any time to fully protect the Company from any adverse changes in interest rates. See "Risk Factors--Risk of Hedging Activities."

  The Company also bears the risk of purchaser default. The Company's practice has been to continue to accrue interest on its loans to purchasers of Vacation Intervals until such loans are deemed to be uncollectible, at which point it expenses the interest accrued on such loan, commences foreclosure proceedings and, upon obtaining title, returns the Vacation Interval to the Company's inventory for resale. The Company closely monitors its loan accounts and determines whether to foreclose on a case-by-case basis. See "Risk Factors-- Risks Associated with Customer Financing" and "--Risks Associated with Customer Default."

SALES AND MARKETING

  The Company. As one of the leading developers and operators of timeshare resorts in North America, the Company believes that it has acquired the skill and expertise in the development, management and operation of timeshare resorts and in the marketing of Vacation Intervals. The Company's primary means of selling Vacation Intervals is through on-site salesforces at each of its Existing Resorts. A variety of marketing programs are employed to generate prospects for these sales efforts, which include targeted mailings, overnight mini-vacation packages, certificate programs, seminars and various destination-specific local marketing efforts. Additionally, incentive premiums are offered to guests to encourage resort tours, in the form of entertainment tickets, hotel stays, gift certificates or free meals. The Company's sales process is tailored to each prospective buyer based upon the marketing program that brought the prospective buyer to the resort for a sales presentation. Prospective target customers are identified through various means of profiling, and either include or will include Westin and Embassy Suites hotel guests and current owners of timeshare. Cross-marketing targets current owners of intervals at the Company's existing resorts, both to sell additional intervals at the owner's home resort, or to sell an interval at another of the Company's resorts. The Company also sells Vacation Intervals through off-site sales centers.

  The Company seeks to attract potential Vacation Interval buyers at its Embassy Vacation Resorts by targeting past and present Embassy Suites' hotel guests with in-hotel marketing and direct marketing programs. These marketing efforts offer this target audience of Embassy Suites hotel guests value priced vacation packages which include resort tours and the opportunity to purchase complete vacations, including accommodations, airfare and other vacation components such as car rental. Additionally, the Company has the ability to generate resort tours through Embassy Suites' central reservation system (and through the five KOAR-owned Embassy Suites hotels) by offering a premium for a resort tour at the time a consumer books an Embassy Suites hotel in

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the vicinity of an Embassy Vacation Resort property. The Company believes its access to the Embassy Suites customer base allows it to generate Vacation Interval sales from these prospective customers at a lower cost than through other lead generation methods. Because a high percentage of such customers already have a preference for the Embassy brand, the Company believes it achieves relatively high sales closing percentages among these customers. Pursuant to the Westin Agreement, the Company intends to use similar marketing strategies at its Westin Vacation Club resorts. The Company's six non-branded resorts also provide it the opportunity to cross-market customers among resorts and give owners and prospective buyers the ability to visit and own Vacation Intervals in multiple destinations. These cross-marketing programs may also help to create a meaningful identity for the non-branded properties.

  AVCOM. Upon consummation of the Merger, all sales and marketing operations with respect to the AVCOM Resorts will be conducted by the Company.

ACQUISITION PROCESS

  The Company obtains information with respect to resort acquisition opportunities through interaction by the Company's management team with resort operators, real estate brokers, lodging companies or financial institutions with which the Company has established business relationships. From time to time the Company is also contacted by lenders and property owners who are aware of the Company's development, management, operations and sales expertise with respect to Vacation Interval properties.

  The Company has expertise in all areas of resort development including, but not limited to, architecture, construction, finance, management, operations and sales. With relatively little lead time and with minimal outside consultant expense, the Company is able to analyze potential acquisition and development opportunities. After completing an analysis of the prospective market and the general parameters of the property or the site, the Company generates a conceptual design to determine the extent of physical construction or renovation that can occur on the site in accordance with the requirements of the local governing agencies. For most properties, the predominant factors in determining the physical design of the site include density of units, maximum construction height, land coverage and parking requirements. Following the preparation of such a conceptual design, the Company analyzes other aspects of the development process, such as construction cost and phasing, to match the projected sales flow in the relevant market. At this stage of analysis, the Company undertakes to compare sales, construction cost and phasing, debt and equity structure, cash flow, financing and overall project cost to the acquisition cost. The Company's procedures when considering a potential acquisition are set forth below.

  Economic and Demographic Analysis. To evaluate the primary economic and demographic indicators for the resort area, the Company considers the following factors, among others, in determining the viability of a potential new timeshare resort in a particular location: (i) supply/demand ratio for Vacation Intervals in the relevant market, (ii) the market's growth as a vacation destination, (iii) the ease of converting a hotel or condominium property into a timeshare resort, (iv) the availability of additional land at the property for future development and expansion, (v) competitive accommodation alternatives in the market, (vi) uniqueness of location, and
(vii) barriers to entry that would limit competition. The Company examines the competitive environment in which the proposed resort is located and all existing or to-be-developed resorts. In addition, information respecting characteristics, amenities and financial information at competitive resorts is collected and organized. This information is used to assess the potential to increase revenues at the resort by making capital improvements.

  Pro Forma Operating Budget. The Company develops a comprehensive pro forma budget for the resort, utilizing available financial information in addition to the other information collected from a variety of sources. The estimated sales of units are examined, including the management fees associated with such unit. Finally, the potential for overall capital appreciation of the resort is reviewed, including the prospects for liquidity through sale or refinancing of the resort.


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  Environmental and Legal Review. In conjunction with each prospective acquisition or development, the Company conducts real estate and legal due diligence on the property. This due diligence includes an environmental investigation and report by a reputable environmental consulting firm similar to that undertaken and prepared in connection with the Offering, including tests on identified underground storage tanks. If recommended by the environmental consulting firm, additional testing is generally conducted. The Company also obtains a land survey of the property and inspection reports from licensed engineers or contractors on the physical condition of the resort. In addition, the Company conducts customary real estate due diligence, including review of title documents, operating leases and contracts, zoning, and governmental permits and licenses and a determination of whether the property is in compliance with applicable laws.

OTHER OPERATIONS

  Room Rental Operations. In order to generate additional revenue at certain of the Existing Resorts that have an excess inventory of Vacation Intervals, the Company rents units with respect to such unsold or unused Vacation Intervals for use as a hotel. The Company offers these unoccupied units both through direct consumer sales, travel agents or package vacation wholesalers. In addition to providing the Company with supplemental revenue, the Company believes its room-rental operations provide it with a good source of lead generation for the sale of Vacation Intervals. As part of the management services provided by the Company to Vacation Interval owners, the Company receives a fee for services provided to rent an owner's Vacation Interval in the event the owner is unable to use or exchange the Vacation Interval. In addition, the Embassy Vacation Resort Poipu Point (acquired in November 1994) and the Westin Vacation Club at St. John (plans for acquisition and development announced in December 1996) were both acquired or proposed to be acquired as a traditional hotel with the intention of converting each such resort to a timeshare property. Until such time as a unit at each resort is sold as Vacation Intervals, the Company continues (or will continue) to rent such unit on a nightly basis. In the future, other acquired resorts may be operated in this fashion during the start-up of Vacation Interval sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Resort Management. The Company's Existing Resorts are (i) generally managed by the Company itself pursuant to management agreements with homeowner associations with respect to each of the Company's non-branded resorts, (ii) managed by Promus pursuant to management agreements with the Company with respect to the Company's Grand Beach and Lake Tahoe Embassy Vacation Resorts or (iii) managed by Aston Hotels & Resorts ("Aston") with respect to the Embassy Vacation Resort Poipu Point. The Company pays Promus a licensing fee of 2% of Vacation Interval sales at the Embassy Vacation Resorts.

  At each of the Company's non-branded resorts, the Company enters into a management agreement with an association comprised of owners of vacation interests at the resort to provide for management and maintenance of the resort. Pursuant to each such management agreement the Company is paid a monthly management fee equal to 10% to 12% of monthly maintenance fees. The management agreements are typically for a three year period, renewable annually automatically unless notice of non-renewal is given by either party. Pursuant to each management agreement the Company has sole responsibility and exclusive authority for all activities necessary for the day-to-day operation of the non-branded resorts, including administrative services, procurement of inventories and supplies and promotion and publicity. With respect to each resort the Company also obtains comprehensive and general public liability insurance, all-risk property insurance, business interruption insurance and such other insurance as is customarily obtained for similar properties. See "Business--Insurance; Legal Proceedings." The Company also provides all managerial and other employees necessary for the non-branded resorts, including review of the operation and maintenance of the resorts, preparation of reports, budgets and projections, employee training, and the provision of certain in-house legal services. At the Company's Grand Beach and Lake Tahoe Embassy Vacation Resorts, Promus provides (or will provide with respect to Lake Tahoe), at the Embassy Vacation Resort Poipu Point, Aston provides management and maintenance services to the Company pursuant to a management agreement and assumes responsibility of such day-to-day operation of the Embassy Vacation Resorts.


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VACATION INTERVAL OWNERSHIP

  The purchase of a Vacation Interval typically entitles the buyer to use a fully-furnished vacation residence, generally for a one-week period each year, in perpetuity. Typically, the buyer acquires an ownership interest in the vacation residence, which is often held as tenant in common with other buyers of interests in the property.

  The owners of Vacation Intervals manage the property through a non-profit homeowners' association, which is governed by a Board consisting of representatives of the developer and owners of Vacation Intervals at the resort. The Board hires an agent, delegating many of the rights and responsibilities of the homeowners' association to a management company, as described above, including grounds landscaping, security, housekeeping and operating supplies, garbage collection, utilities, insurance, laundry and repair and maintenance.

  Each Vacation Interval owner is required to pay the homeowners' association a share of all costs of maintaining the property. These charges can consist of an annual maintenance fee (generally $400 to $550 per owner) and special assessments, assessed on an as-needed basis. If the owner does not pay such charges, the owner's use rights may be suspended and the homeowners' association may foreclose on the owner's Vacation Interval.

AVCOM OPERATIONS

 Overview

  AVCOM develops and markets interests in timeshare resorts, finances and services timeshare sales and receivables at its timeshare resorts, provides homeowners' association and property management services and produces marketing data for itself and third parties. AVCOM currently owns or holds interests in properties in Scottsdale and Sedona, Arizona, South Lake Tahoe, California, Lake Arrowhead, California, and Lake Conroe, Texas (near Houston), held for the purpose of developing, marketing, selling, financing and managing timeshare interests. AVCOM's businesses are conducted through its wholly-owned subsidiary, All Seasons Resorts, Inc. All Seasons has several wholly-owned subsidiaries of which RPM, All Seasons Realty, Inc. ("All Seasons Realty"), All Seasons Construction, Inc. ("AS Construction") and The Ridge Spa and Racquet Club, Inc. ("RSR Club") have employees or significant activities. All Seasons conducts the executive, management, accounting, consumer financing and development activities. RPM directs the resort homeowners associations and resort management, housekeeping, maintenance, guest services and other resort operations. All Seasons Realty engages licensed real estate agents as independent contractors who sell timeshare interests to consumers and conduct the marketing, sales and administrative functions in Sedona and South Lake Tahoe. In addition to timeshare interests at resorts developed by AVCOM, All Seasons Realty markets timeshare interests in other resort properties not developed by AVCOM from the marketing centers located at its developed resorts. AS Construction performs development and construction activities for certain of AVCOM's projects. RSR Club operates The Ridge Spa and Racquet Club at Sedona, Arizona, which serves as an amenity to AVCOM's developments in Sedona and is also open to the public.

 Administrative and Operating Facilities

  AVCOM's administrative offices are located in Sedona, Arizona. The main facility is owned by AVCOM, has approximately 9,000 square feet of space. In addition to AVCOM's main administrative office, in January 1996, AVCOM purchased an additional office building in Sedona, Arizona. This facility has approximately 9,000 square feet of space.

  AVCOM utilizes additional facilities for its marketing and sales activities, including sales facilities located at its developments at Sedona, Arizona and South Lake Tahoe, California and marketing centers located at the Village of Oak Creek (in proximity to Sedona), Phoenix and Scottsdale, Arizona. The facilities at the Village of Oak Creek, Phoenix and Scottsdale, Arizona are leased by AVCOM under short-term leases and the sales facilities at Sedona and South Lake Tahoe are a part of AVCOM's developments at such locations.


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  As discussed above, AVCOM owns an approximate 19,000 square foot facility which is operated as The Ridge Spa & Racquet Club. The facility is located at the Sedona Golf Resort development.

PARTICIPATION IN VACATION INTERVAL EXCHANGE NETWORKS

  The Company believes that its Vacation Intervals are made more attractive by the Company's participation in Vacation Interval exchange networks operated by RCI and Interval International with respect to the Royal Palm Beach Club. In a recent 1995 study sponsored by the Alliance for Timeshare Excellence and ARDA, the exchange opportunity was cited by purchasers of Vacation Intervals as one of the most significant factors in determining whether to purchase a Vacation Interval. Participation in RCI allows the Company's customers to exchange in a particular year their occupancy right in the unit in which they own a Vacation Interval for an occupancy right at the same time or a different time in another participating resort, based upon availability and the payment of a variable exchange fee. A member may exchange his Vacation Interval for an occupancy right in another participating resort by listing his Vacation Interval as available with the exchange organization and by requesting occupancy at another participating resort, indicating the particular resort or geographic area to which the member desires to travel, the size of the unit desired and the period during which occupancy is desired. RCI assigns a rating to each listed Vacation Interval, based upon a number of factors, including the location and size of the unit, the quality of the resort and the period during which the Vacation Interval is available, and attempts to satisfy the exchange request by providing an occupancy right in another Vacation Interval with a similar rating. If RCI is unable to meet the member's initial request, it suggests alternative resorts based on availability.

  Founded in 1974, RCI has grown to be the world's largest Vacation Interval exchange organization, which has a total of more than 2,900 participating resort facilities and over 2.0 million members worldwide. During 1995 RCI processed over 1.5 million Vacation Interval exchanges. The cost of the annual membership fee in RCI, which typically is at the option and expense of the owner of the Vacation Interval, is $65 per year, plus an exchange fee of $89 and $119 for domestic and international exchanges, respectively. RCI has assigned high ratings to the Vacation Intervals in the Company's resort properties which are operational, and such Vacation Intervals have in the past been exchanged for Vacation Intervals at other highly-rated member resorts. During 1995, approximately 97% of all exchange requests were fulfilled by RCI, and approximately 58% of all exchange requests are confirmed on the day of the request. According to RCI, its members in the United States engage in an average of 25.7 personal travel days per year and an average of 6.2 domestic trips per year with an average duration of 4.2 days. In November 1996, HFS Incorporated consummated the acquisition of RCI for cash and securities. See "Risk Factors--Dependence on Vacation Interval Exchange Networks; Risk of Inability to Qualify Resorts."

FUTURE ACQUISITIONS

  The Company intends to expand its timeshare business by acquiring or developing resorts located in attractive resort destinations, including Hawaii and California, and is in the process of evaluating strategic acquisitions in a variety of locations. Such future acquisition and development of resorts could have a substantial and material impact on the Company's operations and prospects. The Company currently is evaluating possible acquisitions of resorts and development opportunities, including opportunities located in Southern and Northern California, the Hawaiian islands of Hawaii, Maui and Oahu, the Caribbean, Mexico, the Western, Southwestern and Southeastern United States (including Florida, Arizona and Utah) and in various Westin resorts throughout North America. Other than as described in this Prospectus under "Recent Developments" with respect to the St. John resort, the Company has not entered into any definitive acquisition agreement with respect to any such resort or development opportunity and there can be no assurance that such an agreement will be negotiated or that any such acquisition will be consummated. In addition, the Company has also explored the acquisition of and may consider acquiring existing management companies, timeshare developers and marketers, loan portfolios or other industry related operations or assets in the fragmented timeshare development, marketing, finance and management industry. See "Management--Employment Agreements" and "Certain Relationships and Related Transactions--Founders' Other Business Interests."

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COMPETITION

  Although major lodging and hospitality companies such as Marriott, Disney, Hilton, Hyatt, Four Seasons and Inter-Continental, as well as Promus and Westin, have established or declared an intention to establish timeshare operations in the past decade, the industry remains highly fragmented, with a vast majority of North America's approximately 2,000 timeshare resorts being owned and operated by smaller, regional companies. Of the Company's major brand name lodging company competitors, the Company believes, based on published industry data and reports, that Marriott currently sells Vacation Intervals at 10 resorts which it also owns and operates (Kauai, Hawaii; Palm Desert, California; Park City, Utah; Breckenridge, Colorado; Williamsburg, Virginia; Hilton Head Island, South Carolina; Orlando, Florida; Marabella, Spain; Boston, Massachusetts, and Ft. Lauderdale, Florida) and directly competes with the Company's Poipu Point, Hilton Head Island and Orlando area resorts; Disney currently sells Vacation Intervals at three resorts which it also owns and operates (Lake Buena Vista and Vero Beach, Florida; and Hilton Head Island, South Carolina) and directly competes with the Company's Orlando area and Hilton Head Island resorts; Hilton currently sells Vacation Intervals at two resorts which it also owns and operates (Las Vegas, Nevada; and Orlando, Florida) and directly competes with the Company's Orlando area resorts; Hyatt owns and operates one resort in Key West, Florida but does not directly compete in any of the Company's existing markets (although Hyatt has announced an intention to develop a timeshare resort in Orlando, Florida); Four Seasons currently is developing its first timeshare resort in Carlsbad, California but is not yet in sales of Vacation Intervals at any resorts; and Inter-Continental announced its entry into the timeshare market in 1996, but has yet to announce any specific projects and is not yet in sales of Vacation Intervals at any resorts. Many of these entities possess significantly greater financial, marketing, personnel and other resources than those of the Company and may be able to grow at a more rapid rate as result.

  Direct competition in the Sedona, Arizona area currently is from ILX Incorporated which is converting the Los Abrigados Resort Hotel to a timeshare resort and selling various product configurations. ILX's product is a combination of studios, one bedroom and two bedroom units. AVCOM competes directly with The Ridge at Lake Tahoe for timeshare sales in the Lake Tahoe market. The Ridge is a large condominium development with extensive on-site amenities. AVCOM competes with the Orange Tree Resort, located in Scottsdale, Arizona and developed by the Shell Group, with respect to its Scottsdale Villa Mirage project. At present, the only timeshare resort in competition with AVCOM's planned Lake Conroe project is a project located 15 miles away developed by Silverleaf Corporation.

  The Company also competes with companies with unbranded resorts such as Westgate, Vistana and Vacation Break, each of which competes with the Company's Orlando area resorts, and Fairfield, which competes with the Company's Orlando area and Branson resorts. Under the terms of a recently announced exclusive five-year agreement, Promus and Vistana, Inc. will jointly acquire, develop and manage and market vacation ownership resorts in North America under Promus brand names. As part of the exclusive agreement, Promus and Vistana, Inc. will designate selected markets for development (which markets have yet to be announced). The Company has been identified by Promus as the only other licensee to whom Promus will license the Embassy Vacation Resort name. However, there can be no assurance that Promus will not grant other entities a license to develop Embassy Vacation Resorts or that Promus will not exercise its rights to terminate the Embassy Vacation Resort licenses. See "Risk Factors--Competition." Additionally, Vacation Break announced in November 1996 that it had agreed to purchase the Berkley Group, another timeshare resort developer, for stock worth $225.8 million at the time of the announcement. The transaction will leave Berkley shareholders with control of the combined company. Vacation Break markets and finances time-sharing interests in Florida and Bahamas resorts, and the combined company will have resort properties in Virginia, Florida and the Bahamas. Both are based in Fort Lauderdale, Fla.

  The Company believes, based on published industry data and reports, that its experience and exclusive focus on the timeshare industry, together with its portfolio of resorts located in a wide range of resort destinations and at a variety of price points, distinguish it from each of its competitors and that the Company is uniquely positioned for future growth.

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GOVERNMENTAL REGULATION

  General. The Company's Vacation Interval marketing and sales are subject to extensive regulations by the federal government and the states and foreign jurisdictions in which its resort properties are located and in which Vacation Intervals are marketed and sold. On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject appears on the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Interstate and Land Sales Full Disclosure Act, Telephone Consumer Protection Act, Telemarketing and Consumer Fraud and Abuse Prevention Act, Fair Housing Act and the Civil Rights Act of 1964 and 1968. In addition, many states have adopted specific laws and regulations regarding the sale of interval ownerships programs. The laws of most states, including Florida, South Carolina and Hawaii require the Company to file with a designated state authority for its approval a detailed offering statement describing the Company and all material aspects of the project and sale of Vacation Intervals. The laws of California require the Company to file numerous documents and supporting information with the California Department of Real Estate, the agency responsible for the regulation of Vacation Intervals. When the California Department of Real Estate determines that a project has complied with California law, it will issue a public report for the project. The Company is required to deliver an offering statement or public report to all prospective purchaser of a Vacation Interval, together with certain additional information concerning the terms of the purchase. The laws of Illinois, Florida and Hawaii impose similar requirements. Laws in each state where the Company sells Vacation Intervals generally grant the purchaser of a Vacation Interval the right to cancel a contract of purchase at any time within a period ranging from three to 15 calendar days following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by the Company. Most states have other laws which regulate the Company's activities such as real estate licensure; sellers of travel licensure; anti-fraud laws; telemarketing laws; price gift and sweepstakes laws; and labor laws. The Company believes that it is in material compliance with all federal, state, local and foreign laws and regulations to which it is currently or may be subject. However, no assurance can be given that the cost of qualifying under interval ownership regulations in all jurisdictions in which the Company desires to conduct sales will not be significant. Any failure to comply with applicable laws or regulations could have material adverse effect on the Company. See "Risk Factors--Regulation of Sales of Vacation Intervals."

  In connection with the resorts to be acquired in the Merger with AVCOM, the California Department of Real Estate has conducted an audit with respect to AVCOM timeshare operations at the Tahoe Beach & Ski Club and has informed AVCOM of several discrepancies it claims to have discovered during such audit. AVCOM has responded to the Department of Real Estate's request for additional information and disputes the claimed discrepancies. The final results of the audit are pending. In addition, the Arizona Department of Real Estate is investigating AVCOM and its Scottsdale Villa Mirage and Sedona Summit Resorts with respect to the alleged failure of John R. Stevens, AVCOM's Director of Marketing and New Projects, to disclose certain events from his prior development history in Colorado on timeshare registration applications filed in Arizona and certain other of AVCOM's timeshare-related activities. As a result of the Arizona investigation, Mr. Stevens agreed to voluntarily resign his position as an officer and director of AVCOM, and AVCOM and Mr. Stevens are cooperating with the Arizona Department of Real Estate. AVCOM and Mr. Stevens believe that they have satisfied all applicable requirements and the Arizona Department of Real Estate has lifted its request for additional disclosure regarding Mr. Stevens in public timeshare resorts filed in Arizona. The Texas Real Estate Commission also has investigated AVCOM, but has determined that, based upon the information it has gathered to date, and Mr. Stevens' resignation as an officer of AVCOM's Texas subsidiaries, it will not take any further action.

  Environmental Matters. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and

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liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. In connection with its ownership and operation of its properties, the Company may be potentially liable for such costs.

  Certain Federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of its properties, the Company may be potentially liable for such costs.

  In addition, recent studies have linked radon, a naturally-occurring substance, to increased risks of lung cancer. While there are currently no state or federal requirements regarding the monitoring for, presence of, or exposure to, radon in indoor air, the EPA and the Surgeon General recommend testing residences for the presence of radon in indoor air, and the EPA further recommends that concentrations of radon in indoor air be limited to less than 4 picocuries per liter of air (Pci/L) (the "Recommended Action Level"). The presence of radon in concentrations equal to or greater than the Recommended Action Level in one or more of the Company's properties may adversely affect the Company's ability to sell Vacation Intervals at such properties and the market value of such property. Recently-enacted federal legislation will eventually require the Company to disclose to potential purchasers of Vacation Intervals at the Company's resorts that were constructed prior to 1978 any known lead-paint hazards and will impose treble damages for failure to so notify.

  Electric transmission lines are located in the vicinity of the Company's properties. Electric transmission lines are one of many sources of electro-magnetic fields ("EMFs") to which people may be exposed. Research into potential health impacts associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, while others have required transmission facilities to measure for levels of EMFs. In addition, the Company understands that lawsuits have, on occasion, been filed (primarily against electric utilities) alleging personal injuries resulting from exposure as well as fear of adverse health effects. In addition, fear of adverse health effects from transmission lines has been a factor considered in determining property values in obtaining financing and in condemnation proceedings in eminent domain brought by power companies seeking to construct transmission lines. Therefore, there is a potential for the value of a property to be adversely affected as a result of its proximity to a transmission line and for the Company to be exposed to damage claims by persons exposed to EMFs.

  The Company has conducted Phase I assessments at each of its Existing Resorts in order to identify potential environmental concerns. These Phase I assessments have been carried out in accordance with accepted industry practices and consisted of non-invasive investigations of environmental conditions at the properties, including a preliminary investigation of the sites and identification of publicly known conditions concerning properties in the vicinity of the sites, physical site inspections, review of aerial photographs and relevant governmental records where readily available, interviews with knowledgeable parties, investigation for the presence of above ground and underground storage tanks presently or formerly at the sites, a visual inspection of potential lead-based paint and suspect friable ACMs where appropriate, a radon survey, and the preparation and issuance of written reports.

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

The Company's assessments of its properties have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. The Company does not believe that compliance with applicable environmental laws or regulations will have a material adverse effect on the Company or its financial condition or results of operations.

  In connection with the acquisition and development of the Embassy Vacation Resort Lake Tahoe and the San Luis Bay Resort, the Company's environmental consultant has identified several areas of environmental concern. The areas of concern at the Embassy Vacation Resort Lake Tahoe relate to possible contamination that originated on the resort site due to prior uses and to contamination that may migrate onto the resort site from upgradient sources. California regulatory agencies have been monitoring the resort site and have required or is in the process of requiring the responsible parties (presently excluding the Company) to effect remediation action. The Company has been indemnified by certain of the responsible parties for certain costs and expenses in connection with contamination at the Embassy Vacation Resort Lake Tahoe (including Chevron (USA), Inc.) and does not anticipate incurring material costs in connection therewith, however, there is no assurance that the indemnitor(s) will meet their obligations in a complete and timely manner. In addition, the Company's San Luis Bay Resort is located in an area of Avila Beach, California which has experienced underground contamination resulting from leaking pipes at a nearby oil refinery. California regulatory agencies have required the installation of groundwater monitoring wells on the beach near the resort site, and no demand or claim in connection with such contamination has been made on the Company, however, there is no assurance that claims will not be asserted against the Company with respect to this environmental condition.

  The Company believes that its properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances. Except as described above with respect to the Embassy Vacation Resort Lake Tahoe and the San Luis Bay Resort, the Company has not been notified by any governmental authority or any third party, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties.

  Other Regulations. Under various state and federal laws governing housing and places of public accommodation the Company is required to meet certain requirements related to access and use by disabled persons. Many of these requirements did not take effect until after January 1, 1991. Although management of the Company believes that its facilities are substantially in compliance with present requirements of such laws, and the Company may incur additional costs of compliance. Additional legislation may impose further burdens or restriction on owners with respect to access by disabled persons. The ultimate amount of the cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial. Limitations or restrictions on the completion of certain renovations may limit application of the Company's growth strategy in certain instances or reduce profit margins on the Company's operations.

EMPLOYEES

  The Company. As of September 30, 1996, the Company employed approximately 650 full-time employees. The Company believes that its employee relations are good. Except for certain employees located in the St. Maarten, Netherlands Antilles properties, none of the Company's employees is represented by a labor union. The Company sells Vacation Intervals at its resorts through 376 independent sales agents. Such independent sales agents provide services to the Company under contract and are not employees of the Company. See "Risk Factors--Risk of Tax Re-Classification of Independent Contractors and Resulting Tax Liability; Cost of Compliance with Applicable Laws."

  AVCOM. As of September 30, 1996, AVCOM had approximately 430 full-time employees. AVCOM's employees are not represented by a labor union and AVCOM has no knowledge of any current organization activities. AVCOM has never suffered a work stoppage and considers its relations with employees to be good. Additionally, AVCOM primarily utilizes independent contractors as its sales representatives. As of September 30, 1996, AVCOM engaged approximately 190 independent contractors in this capacity.

INSURANCE

  The Company carries comprehensive liability, fire, hurricane, storm, earthquake and business interruption insurance with respect to the Company's resorts, with policy specifications, insured limits and deductibles customarily carried for similar properties which the Company believes are adequate. In September 1995 and July 1996, the Company's St. Maarten resorts were damaged by a hurricane. With respect to such September 1995 damage, the Company has recovered amounts from its insurance carriers sufficient to cover 100% of the property damage losses and is in the process of recovering amounts for business interruption. The Company has agreed to provide approximately 2,700 replacement weeks to owners who were unable to use their Vacation Interval as a result of such September 1995 hurricane. Such provision of replacement Vacation Intervals will have the short term effect of reducing the number of Vacation Intervals available for sale or alternative rental as hotel rooms at the St. Maarten resorts. Additionally, the St. Maarten resorts sustained relatively minor damage in 1996 as the result of Hurricane Bertha; management estimates that such damage is approximately $100,000, which is less than the applicable insurance deductibles and, accordingly, the expense to repair the damage will be borne by the Company. There are, however, certain types of losses (such as losses arising from acts of war) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a resort, as well as the anticipated future revenues from such resort and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company. See "Risk Factors--Natural Disasters; Uninsured Loss."

LEGAL PROCEEDINGS

  The Company is currently subject to litigation and claims respecting employment, tort, contract, construction and commissions, disputes, among others. In the judgment of management, none of such lawsuits or claims against the Company is likely to have a material adverse effect on the Company or its business. See "The Proposed Merger--Legal Proceedings Against AVCOM" for a discussion of lawsuits or claims against AVCOM that AVCOM deems material.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  On September 12, 1996, Ernst & Young LLP advised the Company that it was resigning as independent auditors for the Company. Ernst & Young LLP had been retained since the Company's inception and there have been no disagreements between the Company and Ernst & Young LLP with respect to accounting principles or practices, financial statement disclosure, auditing scope or procedures, which if not resolved to Ernst & Young LLP's satisfaction, would have resulted in a reference to the subject matters of the disagreement in its audit report. Since the Company's inception, Ernst & Young LLP's report on the Company's financial statements did not contain an adverse opinion or a disclaimer of opinion, nor were the opinions qualified or modified as to uncertainty, audit scope, or accounting principles, nor were there any events of the type requiring disclosure under Item 304(a)(l)(v) of Regulation S-K under the Securities Act.

  On September 17, 1996, the Company retained the accounting firm of Arthur Andersen LLP as auditors for the fiscal year ending December 31, 1996 following Board of Directors approval, which was obtained on September 16, 1996. The decision to retain Arthur Andersen LLP was based upon the prior relationship with a predecessor of the Company as auditors for the fiscal year ending December 31, 1994 and Arthur Andersen LLP's experience in the Company's industry, and was not motivated by any disagreements between the Company and Ernst & Young LLP concerning any accounting principles and/or policy matters. From the Company's inception to September 17, 1996, the Company did not consult with Arthur Andersen LLP with respect to the matters described in Item 304(a)(2) of Regulation S-K.

TRADEMARKS AND COMPANY NAME

  While the Company owns and controls a number of trade secrets, confidential information, trademarks, trade names, copyrights and other intellectual property rights which, in the aggregate, are of material importance to its business, it is believed that the Company's business, as a whole, is not materially dependent upon any one intellectual property or related group of such properties. The Company is licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by the Company.

  The Company is considering a proposal to change its corporate name following closing of the Merger.

                              THE PROPOSED MERGER

GENERAL DESCRIPTION OF MERGER

  Pursuant to the Merger Agreement, on the closing date of the Merger (the "Closing Date"), ASP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company, will merge with and into AVCOM. Upon consummation of the Merger, each share of Common Stock of AVCOM, except shares held in treasury and shares owned by shareholders who have taken all required steps to exercise their appraisal rights under Delaware law, will be converted into consideration of $5.00, subject to adjustment to a maximum of $6.00 or a minimum of $4.00. The consideration will consist of shares of the Company's Common Stock. The Company will not be required to issue more than $34.6 million nor less than $23.1 million in value of its Common Stock at the closing of the Merger. The value of the Company's Common Stock for purposes of determining the number of shares issuable as the merger consideration will be equal to the mean average of the high and low trading prices of the Company's Common Stock as reported on the Nasdaq National Market for each the ten consecutive trading days immediately preceding the ten days prior to the Closing Date.

  If stock options granted by AVCOM are outstanding as of the Closing Date and converted into shares of the Company's Common Stock, the holders thereof will receive merger consideration calculated on the basis of the number of shares underlying options having the same exercise price multiplied by a fraction, the denominator of which is $5.00 (subject to adjustment, as described below) and the numerator of which is the excess of the denominator over the exercise price of the underlying options. In the alternative, the Company may elect to convert AVCOM options into options to acquire the Company's Common Stock on substantially the same terms and conditions. In such event, the number of shares of the Company's Common Stock subject to such options shall be determined by multiplying the number of shares subject to the AVCOM option by the conversion ratio (as described below), and the exercise price shall be determined by dividing the exercise price for the AVCOM options by the conversion ratio. As of December 12, 1996, there were outstanding options to purchase 400,000 shares of AVCOM Stock, all of which are held by employees of AVCOM. There was also an option to acquire 350,000 shares claimed to be held by William C. Needham, Jr., the validity of which is being disputed by AVCOM. All valid and outstanding options will, as of the effective time of the Merger be converted into the right to receive shares of the Company's Common Stock in accordance with the foregoing calculation.

  The Merger Agreement provides that the consideration of $5.00 per share of Common Stock of AVCOM to be received by AVCOM shareholders is subject to adjustment to a maximum of $6.00 or a minimum of $4.00, based upon the Conversion Share Value of the Company Common Stock as of the Closing Date. As of the last trading day immediately preceding the date of the execution of the Merger Agreement, the average sale price of a share of the Company Common Stock was $19.44. The parties agreed to a value of $5.00 per share for Common Stock of AVCOM, yielding the initial conversion ratio of 0.26. This initial conversion ratio is fixed, and will not adjust, unless the market price of the Company Common Stock as of the Closing Date is in excess of $23.33, or less than $15.55. The "Conversion Share Value" pursuant to the Merger Agreement of a share of the Company Common Stock shall be equal to the mean average of the high and low trading prices of the Company Common Stock as reported on the Nasdaq National Market for each of the ten consecutive trading days immediately preceding ten days prior to the Closing Date. Consequently, in the event that the Conversion Share Value should equal $23.33, the effective Merger consideration received by a holder of a share of Common Stock of AVCOM would be $6.00 based upon the conversion ratio of 0.26. If the Conversion Share Value is $15.55, a holder of a share of Common Stock of AVCOM would receive Merger consideration of $4.00, based upon the conversion ratio of
0.26. In the event, however, that the Conversion Share Value should exceed $23.33, the conversion ratio would be reduced so as to reduce the Merger consideration per share of Common Stock of AVCOM to $6.00. Likewise, should the Conversion Share Value be less than $15.55, the conversion ratio would be increased so as to insure that a share of Common Stock of AVCOM would receive Merger consideration of $4.00.

  The aggregate amount of the Merger consideration to be received by AVCOM shareholders is also subject to adjustment in the event that AVCOM incurs in excess of $250,000 in fees and expenses with consultants, attorneys, and accountants in connection with the Merger and the due diligence conducted in regard to the Merger, unless a higher amount is agreed to by the Company, such agreement not to be unreasonably withheld. Adjustment also can occur if any amount is paid by AVCOM or a subsidiary of AVCOM in excess of certain projected litigation expenses. Any adjustments arising out of these provisions would be borne pro rata by all shares of Common Stock of AVCOM being converted in the Merger.

ESCROW AGREEMENT AND INDEMNITY

 Terms of Indemnity and Escrow

  In order to establish a procedure for the satisfaction of any claims by the Company for indemnification pursuant to the Merger Agreement, AVCOM has agreed in the Merger Agreement that 10% of the aggregate shares of the Company Stock to be received by AVCOM shareholders upon consummation of the Merger will be deposited into escrow and governed by the Escrow Agreement. Pursuant to the Escrow Agreement, all stock splits or dividends payable in stock or other securities of the Company that are made by the Company with respect to the escrowed shares, will be deposited into escrow and governed by the Escrow Agreement. The escrowed shares and such stock or other dividends deposited in escrow are collectively referred to herein as the "Escrow Deposit."

  AVCOM, along with Gary L. Hughes and John R. Stevens, the Chief Executive Officer and Director of Marketing and New Products of AVCOM, respectively, has agreed to indemnify the Company from and against all expenses and damages (including, without limitation, all related counsel and paralegal fees and expenses) arising out of any breach of a representation or warranty made by AVCOM in the Merger Agreement, any breach of the covenants or agreements made by AVCOM in the Merger Agreement, or any inaccuracy in any certificate delivered by AVCOM pursuant to the Merger Agreement. The Company shall have a right, pursuant to the indemnification provisions, to be put in the same pre-tax consolidated financial condition as it would have been in had each of the representations and warranties of AVCOM been true and correct and had the covenants and agreements of AVCOM been performed in full. The Merger Agreement and the Escrow Agreement provide that the Escrow Deposit shall be held by the Company for a period of one year following the Closing Date, unless there remains any unresolved claim for indemnifiable damages in which event any Escrow Deposit remaining after such claim shall have been satisfied shall be returned to shareholders promptly after the time of satisfaction; provided, however, that if any litigation or disputes disclosed in the Merger Agreement has not been settled and dismissed with prejudice, the Escrow Deposit (or as much as does not exceed the Company's claims with respect to such indemnification) shall be held until the earlier of the settlement of all such litigation or five years following the Closing Date. Partial releases of the Escrow Deposit occur upon determination that the remaining Escrow Deposit exceeds the estimated litigation exposure. No claim may be made by the Company under the indemnification provisions of the Merger Agreement unless the amount of the individual claim exceeds $25,000, or the aggregate of all claims made from the Closing Date shall exceed $100,000. Once such limitations are met, however, whether individually or in the aggregate, the entire claim shall be subject to indemnification. This limitation provision does not provide for a deductible and shall not apply, in any event that the claim arises out of fraud or intentional or willful misconduct on the part of the breaching party. In addition, pursuant to the Merger Agreement, Signature is indemnified for any expenses, costs, deficiencies, liabilities and damages with respect to any litigation or claims disclosed by AVCOM in an exhibit to the Merger Agreement to the extent that such expenses, costs, deficiencies, liabilities and damages, subsequent to September 22, 1996, exceed $1,000,000, in the aggregate.

  The shares of the Company Common Stock to be issued pursuant to the Merger, other than those deposited in the Escrow Deposit, will be freely transferable except by certain shareholders of AVCOM who are deemed to be "affiliates" of AVCOM. The shares of the Company Common Stock issued to such affiliates will be restricted in their transferability in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Shares of the Company Common Stock will not be transferable while they remain in the Escrow Deposit.

LEGAL PROCEEDINGS AGAINST AVCOM

  AVCOM or its affiliates are presently involved in the following litigation that AVCOM management has deemed material.

  AVCOM International, Inc., et al. v. Needham, et al., filed January 13, 1995 in the United States District Court of the District of Arizona. AVCOM filed this action against its former director, William C. Needham, Jr. and Cannon Time for damages relating to the merger of Cannon Time into AVCOM and cancellation of AVCOM stock and options claimed by Mr. Needham. The action is based upon allegations of breach of contract, fraud, securities fraud, breach of fiduciary duty, and other alleged wrongful conduct of Mr. Needham based upon allegations of misrepresentation and omissions to disclose material facts in connection with the merger of Cannon Time into AVCOM. This suit is also based upon allegations that Mr. Needham failed to perform certain services on behalf of AVCOM. Mr. Needham has filed a counter-claim against AVCOM, All Seasons, Gary L. and Sandra G. Hughes and John R. Stevens alleging defamation, interference with business relations, breach of contract and indemnification. AVCOM intends to vigorously prosecute this litigation for the benefit of AVCOM. Additionally, AVCOM intends to vigorously defend the counter-claim on behalf of AVCOM and its officers and directors.

  All Seasons Development, Inc., et al. v. Eng-Chye Low, et ux., filed on February 24, 1995 in Maricopa County Superior Court; Eng-Chye Low v. Villashare Partners Limited Partnership, et al., filed on April 7, 1995 in the Verde Valley Judicial District of the Yavapai County, Arizona Superior Court. All Seasons and Gary L. and Sandra G. Hughes filed the initial action against Eng-Chye and Vivian Low seeking damages for conversion, breach of fiduciary duty and breach of contract. The suit arises out of a claim by All Seasons and Mr. Hughes related to a loan to or investment with Mr. Low. In response to the suit, Mr. Low sued All Seasons under two promissory notes issued by VPLP, of which All Seasons was the sole general partner, to Mr. Low under a separate obligation which was secured by certain consumer receivables, alleging breach of contract under the promissory notes and breach of the implied covenant of good faith and fair dealing and sought the appointment of a receiver. Additionally, Mr. Low has demanded 450,000 shares of Common Stock of AVCOM which he claims were promised in connection with a previous business arrangement, although no suit has been filed on this claim. On June 2, 1995, the Court denied Low's request for appointment of a receiver without prejudice to reassert such motion. AVCOM intends to vigorously defend this action.

  Success Marketing, Inc., et al. v. All Seasons Resorts, Inc., filed on August 3, 1995 in the Maricopa County, Arizona Superior Court; Success Marketing, Inc., et al. v. All Seasons Resorts, Inc., filed on August 3, 1995 with the American Arbitration Association in Phoenix, Arizona. Success Marketing, Inc. and its affiliate Success Ventures, Inc. (collectively "Success") filed suit, made demand for arbitration against All Seasons alleging breach of contract, loss of compensation, failure to negotiate in good faith and promissory fraud. Success seeks contract and punitive damages. The suit is a result of a prior marketing and sales agreement between the parties and negotiations for a new agreement which were not consummated. AVCOM has filed a counter-claim for damages and intends to vigorously defend these actions. Additionally, Success has recently made written demand to exercise an alleged option for 150,000 shares of AVCOM stock at a per share exercise price of $2.50, although no suit has been filed on this claim. AVCOM disputes the existence of these options.

  AVCOM is presently advancing legal fees on behalf of the Messrs. Hughes and Stevens with respect to the defense of the counter-claim asserted by Mr. Needham in the AVCOM International, Inc., et al. litigation, and on behalf of Mr. Hughes with respect to prosecution of the All Seasons Development, Inc., et al. v. Eng-Chye Low, et ux. litigation. Upon consummation of the Merger, the Company will be responsible for defending such litigation and has agreed to bear the first $1,000,000 of costs, expenses and liabilities associated with or resulting from such litigation.

CONDITIONS OF THE MERGER

  The respective obligations of the Company and AVCOM to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) all required governmental, regulatory and third party approvals, consents and/or waiting periods shall have been obtained or shall have expired; and (b) there shall be no injunction, restraining order or decree of any nature of any court or governmental agency or body in effect that restrains or prohibits the consummation of transactions contemplated by the Merger.

  AVCOM's obligations to consummate the Merger are subject to the satisfaction, unless waived, of certain other conditions, including the following: AVCOM's lenders shall have consented to the Merger to the extent that proceeding without such consent would allow any such lender to accelerate its indebtedness.

  The Company's obligations to consummate the Merger are subject to the satisfaction, unless waived, of certain other conditions, including the following: (a) AVCOM shareholders holding more than 10% of the Common Stock of AVCOM shall not have dissented or exercised appraisal rights under applicable law in connection with the transactions contemplated by the Merger Agreement;
(b) the Company's lender shall have consented to the transactions contemplated by the Merger Agreement, and such lender shall have received such documents and instruments as it may reasonably require; (c) the Company shall have received a letter, dated as of the Closing Date, in a form and substance reasonably acceptable to the Company, from its independent certified public accountants to the effect that the Merger shall qualify for a pooling of interest accounting treatment; (d) the Conversion Share Value for a share of the Company Common Stock shall not be less than $15.55, subject to appropriate adjustment; (e) there shall not have occurred any material adverse change in the assets, business, condition or prospects of AVCOM or any of its subsidiaries; and (f) all outstanding shares of AVCOM Preferred shall have been converted into shares of common stock of AVCOM.

COMPANY LOAN TO AVCOM

  In connection with the Merger Agreement, the Company has agreed to loan AVCOM up to $4.0 million, of which $2.5 million was funded in October, 1996 and which was used by AVCOM for working capital purposes. The proceeds of such loan will be used by AVCOM to fund, by way of illustration, accounts payable, release fees due to construction lenders and payments of assessments or subsidies to timeshare associations. Interest accrues at twelve percent (12%) per annum. The loan is secured by (i) a second priority pledge of approximately 38% of the Common Stock of AVCOM, (ii) a negative pledge of all the All Seasons common stock with an obligation to grant a security interest in the All Seasons stock upon receipt of any applicable third party consents,
(iii) an assignment of (a) All Seasons' interest in Tunlii, L.L.C. and (b) All Seasons' rights to distributions from the sale of property owned by Tunlii, L.L.C., (iv) an assignment of All Seasons' right to acquire timeshare intervals at the Sedona Summit Resort, and (v) a second priority deed of trust on All Seasons' interest in the Sedona Summit Resort. The loan will be paid from the proceeds of sale of the Tunlii, L.L.C. property and release prices paid from the sale of intervals at the Sedona Summit Resort. The loan has a maturity date of not later than December 31, 1997 but can mature sooner if, e.g., the Company validly terminates the Merger Agreement. In December 1996 and January 1997, the Company loaned AVCOM an additional $625,000, resulting in a total loan as of the date of this Prospectus of approximately $3.125 million.

TERMINATION OF MERGER AGREEMENT

  The Merger Agreement may be terminated at any time prior to the Closing Date by the mutual consent of the parties. In addition, either of the parties may terminate the Merger Agreement in the event that the Merger has not been consummated by June 30, 1997, or if any court of competent jurisdiction or governmental body shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger with the acceptance and payment for the Common Stock of AVCOM and such order, decree, ruling or other action is or shall have become non-appealable. The Merger Agreement may also be terminated by the Company for various other reasons, including, but not limited to, the AVCOM Board materially modifying its authorization, approval or recommendation with respect to the Merger, if any party shall have commenced a tender offer for a majority of the outstanding shares of Common Stock of AVCOM at a price in excess of $5.00 per share, if the Company shall not have resolved to its full satisfaction any issues arising in its due diligence investigation, or if the Conversion Share Value shall at any time subsequent to the date of the Merger Agreement be less than $15.55, subject to appropriate adjustments. The Merger Agreement is also terminable by AVCOM for certain events, including, but not limited to, the Company's Board of Directors having materially modified its authorization or approval of the Merger.

  If the Merger is not consummated or the Merger Agreement is terminated by the Company due to a change in control of AVCOM, a material breach of the Merger Agreement by AVCOM, or certain events described in the Merger Agreement, AVCOM shall be required to reimburse the Company for all expenses incurred, plus the payment to the Company of a cancellation fee of $1,800,000, as liquidated damages. In addition, the Company would have the right to acquire shares of Common Stock of AVCOM equal to 19.9% of the total outstanding AVCOM shares, on a fully-diluted basis at an option price of $5.00 per share. If the Merger is not consummated or the Merger Agreement is terminated by AVCOM pursuant to a material breach by the Company, or in the event of a withdrawal or material modification of approval by the Company's Board of Directors, then the Company shall reimburse AVCOM for all expenses incurred, and shall pay to AVCOM a cancellation fee of $900,000, as liquidated damages. The Merger Agreement, including all material terms thereof, may be amended or modified in writing by the parties at any time before or after the Special Meeting.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning each person who is a director or executive officer of the Company.

            NAME         AGE POSITION
            ----         --- --------
     Osamu Kaneko        49  Chairman of the Board and Chief Executive Officer
     Andrew J. Gessow    39  Director and President
     Steven C. Kenninger 44  Director, Chief Operating Officer and Secretary
     James E. Noyes      50  Director and Executive Vice President
     Michael A. Depatie  39  Executive Vice President and Chief Financial
                             Officer
     Charles C. Frey     40  Senior Vice President and Chief Accounting
                             Officer
     Genevieve Giannoni  33  Senior Vice President of Operations
     Andrew D. Hutton    31  Vice President and General Counsel
     Timothy D. Levin    40  Vice President--Architecture
     Dewey W. Chambers   39  Vice President and Treasurer
     Juergen Bartels     56  Director
     Sanford R. Climan   40  Director
     Joshua S. Friedman  40  Director
     W. Leo Kiely III    49  Director

  OSAMU KANEKO has served as a Director, Chairman of the Board and Chief Executive Officer of the Company since its inception. Mr. Kaneko, a Japanese national, was born in Tokyo, Japan and received his B.A. degree from Indiana State University in 1971. From 1974 to 1986 Mr. Kaneko was the Executive Vice President of Hasegawa Komuten (USA) Inc., the American subsidiary of Hasegawa Komuten Ltd., a large Japanese development company based in Tokyo. In this capacity, Mr. Kaneko was responsible for the development of over $500 million of income producing properties in Hawaii including approximately 2,000 resort condominiums and three resort hotels. Mr. Kaneko co-founded KOAR with Mr. Kenninger in 1985, which over the following seven years developed and acquired over $400 million in commercial and hospitality properties, including five Embassy Suites hotels. Pursuant to the Westin Agreement, Mr. Kaneko serves as the Founder's designee on the Board of Directors of Westin Hotels & Resorts.

  ANDREW J. GESSOW has served as a Director and President of the Company since its inception. Mr. Gessow founded Argosy Group Inc. in 1990 and served as President since inception. Mr. Gessow served as a Partner with Trammell Crow Company from 1987 to 1990, and was President of Trammell Crow Residential Services, Florida and West Coast, and Founder and President of NuMarket Cable. From 1981 through 1987, Mr. Gessow was Founder and President of Travel, Inc. and Home Search, Inc. which he co-founded with Citicorp Venture Capital. Mr. Gessow received his B.B.A. degree in Finance from Emory University in 1978 and a M.B.A. degree from Harvard Business School in 1980.

  STEVEN C. KENNINGER has served as a Director, Chief Operating Officer and Secretary of the Company since its inception. Mr. Kenninger co-founded KOAR with Mr. Kaneko in 1985 and served as its President. Mr. Kenninger was a practicing attorney at Paul, Hastings, Janofsky & Walker, Los Angeles, California from 1977 through 1981 and at Riordan & McKinzie, Los Angeles, California from 1981 through 1985, where he was a partner. Mr. Kenninger graduated with highest distinction from Purdue University with a B.S. degree in Mechanical Engineering in 1974, and received a J.D. degree from Stanford Law School in 1977. Mr. Kenninger is a licensed real estate broker in California and has been a member of the State Bar of California since 1977.

  JAMES E. NOYES has served as a Director and Executive Vice President of the Company since July 1996 and has overall responsibility for the daily operation of the Company's sales, marketing and resort/hotel management divisions. Prior to joining the Company, from 1989 through June 1996 Mr. Noyes served as President of The Trase Miller Group, the parent company of MTI Vacations, Inc., with interests in vacation packaging, travel technology and specialized teleservices, and previously served as its Vice President of Marketing and Sales since 1980. Mr. Noyes served in various management positions for Wilson Sporting Goods from 1976 to 1980. Mr. Noyes was named as one of the travel industry's Top 25 Most Influential Executives in 1995 by Tour and Travel News. Mr. Noyes is a director of Premier Yachts, Ltd., Preview Travel, Inc. and Ball Horticultural, Inc. Mr. Noyes received a B.A. degree in 1970 from Dartmouth College and received a M.B.A. degree in 1974 from Stanford Business School.

  MICHAEL A. DEPATIE has served as Executive Vice President and Chief Financial Officer of the Company commencing November 1996, and has served as a consultant to the Company since September 10, 1996. Prior to joining the Company, Mr. Depatie was Senior Vice President of Finance and Chief Financing Officer of La Quinta Inns, Inc. from July 1992 to August 1996. From April 1989 through June 1992, Mr. Depatie was co-founder and Senior Vice President of Finance of Summerfield Hotel Corporation. From April 1988 through April 1989, Mr. Depatie was founder and Managing General Partner of Pacwest Capital Partners. From June 1984 through April 1988, Mr. Depatie served as Senior Vice President of Finance and Development of The Residence Inn Company. Mr. Depatie received a B.A. degree with highest honors from Michigan State University in 1979 and a M.B.A. degree from Harvard Business School in 1983.

  CHARLES C. FREY has served as Senior Vice President and Chief Accounting Officer of the Company since January 1997. Previously, he served as Senior Vice President and Treasurer of the Company since November 1996 and as Chief Financial Officer and Treasurer of the Company since July 1996. Prior thereto had served as Senior Vice President of Administration and Treasurer of the Company and its predecessor since 1992. Mr. Frey has overall responsibility for accounting, operating systems and resort administration. Prior to joining the Company, Mr. Frey was Vice President and Chief Financial Officer of Trammell Crow Residential Services-Florida from 1986 to 1992 where his responsibilities included control and administration of real estate tax, insurance and payroll for over 65 residential communities. Mr. Frey is a Certified Public Accountant, is a licensed real estate broker in Florida and received a B.S. degree in Accounting and Economics from the Indiana University of Pennsylvania in 1977.

  GENEVIEVE GIANNONI has served as Senior Vice President of Operations of the Company since 1995 and has overall responsibility for operations at all of the Company's resorts. Ms. Giannoni joined Argosy in May 1992 as Director of Marketing and became a Vice President of the Company's predecessor in 1993. Prior to joining Argosy, Ms. Giannoni was a marketing director at Trammell Crow Residential Services-Florida from 1987 to 1992 where her responsibilities included marketing new residential communities. Ms. Giannoni is a licensed real estate agent in Florida. She received her B.A. degree from Rollins College in 1985 and graduated from the Crummer Management Program at Rollins College in 1990.

  ANDREW D. HUTTON has served as Vice President and General Counsel of the Company since October 1996. Prior to joining the Company, Mr. Hutton practiced corporate securities and finance law with the law firm of Latham & Watkins, located in Los Angeles, California. Mr. Hutton had been a practicing attorney with Latham & Watkins since receiving a J.D. degree with honors from the University of Minnesota Law School in 1991. Mr. Hutton received both B.S. and B.A. degrees from the University of Kansas in 1988. Mr. Hutton has been a member of the State Bar of California since 1991.

  TIMOTHY D. LEVIN has served as Vice President--Architecture of the Company since its inception and of the Company's predecessor since December 1995. From 1989 through December 1995, Mr. Levin was the President of Sevelex Consultants, Inc., a project management and design consulting firm affiliated with Messrs. Kaneko and Kenninger. Prior thereto, Mr. Levin was the senior design and production manager at Carl Wahlquist AIA Architects, Inc. from 1983 through 1988 and was instrumental in the design and construction of more than ten Embassy Suites Hotels nationwide. Mr. Levin is a member of the American Institute of

Architects. Mr. Levin received his Bachelor of Architecture degree from Southern California Institute of Architecture in 1986. Mr. Levin has been a licensed General Contractor in the State of California since 1980.

  DEWEY W. CHAMBERS has served as Vice President and Treasurer of the Company since January 1997. Prior to joining the Company, Mr. Chambers served as Vice President--Treasurer of La Quinta Inns, Inc. from 1992 through December 1996. Prior thereto, Mr. Chambers served with the accounting firm of KPMG Peat Marwick, L.L.P. from 1983 to 1992, most recently as Senior Manager. Mr. Chambers received a Bachelor of Business Administration degree from the University of Oklahoma in 1980.

  JUERGEN BARTELS has served as a Director of the Company since August 1996. Mr. Bartels has been Chairman and Chief Executive Officer of Westin Hotels & Resorts since May 1995. From 1983 through April 1995, Mr. Bartels was President and Chief Executive Officer of Carlson Hospitality Group, Inc. ("Carlson"), where he directed Carlson's Radisson Hotels International, Radisson Seven Seas Cruises and several restaurant companies, including the T.G.I. Friday's chain. Prior to joining Carlson, Mr. Bartels held executive positions with Holiday Inn and Ramada and was the founder of Ramada Renaissance Hotels.

  SANFORD R. CLIMAN has served as a Director of the Company since August 1996. Mr. Climan has been Executive Vice President of MCA Inc. ("MCA") since October 1995. Prior to joining MCA, Mr. Climan was a member of the senior executive team at Creative Artists Agency, Inc. ("CAA"), a leading literary and talent agency, from June 1986 to September 1995. At CAA, Mr. Climan participated in a range of corporate advisory activities, including mergers and acquisitions, and financial restructurings. From 1979 to 1986, Mr. Climan held various positions in the entertainment industry. Mr. Climan also serves as a director of PointCast Inc. Mr. Climan received a B.A. degree from Harvard College in 1977, a M.B.A. degree from Harvard Business School in 1979 and a Master of Science in Health Policy and Management from the Harvard School of Public Health in 1979.

  JOSHUA S. FRIEDMAN has served as a Director of the Company since August 1996. Mr. Friedman is a founder of Canyon Partners Incorporated, a private merchant banking firm and an affiliate of Canpartners Incorporated, and has been a Managing Partner of Canyon Partners Incorporated since its inception in 1990. From 1984 through 1990, Mr. Friedman was Executive Vice President and Co-Director, Capital Markets of Drexel Burnham Lambert Incorporated. Mr. Friedman also serves as a director of Yale International, Inc., a publicly traded diversified industrial company, and several privately held companies and charitable organizations. Mr. Friedman received a B.A. degree from Harvard College in 1976, a M.A. degree from Oxford University in 1978, a J.D. degree from Harvard Law School in 1982 and a M.B.A. degree from Harvard Business School in 1982.

  W. LEO KIELY III has served as a Director of the Company since August 1996. Mr. Kiely has been President and Chief Operating Officer of Coors Brewing Company since 1993. From 1982 through 1993, Mr. Kiely held various executive positions with Frito-Lay Inc. ("Frito-Lay"), a subsidiary of PepsiCo, most recently serving as President of Frito-Lay's Central Division since 1991. Prior to joining Frito-Lay, Mr. Kiely was President of Ventura Coastal Corporation, a division of Seven-Up Corporation, from 1979 through 1982 and prior thereto held various positions with the Wilson Sporting Goods Company and with the Proctor & Gamble Company. Mr. Kiely also serves as a director of Bell Sports, Inc. He is also on the advisory boards of the National Association of Manufacturers and several educational and charitable organizations. Mr. Kiely received a B.A. degree from Harvard College in 1969 and a M.B.A. degree from the Wharton School of Business at the University of Pennsylvania in 1971.

  On August 5, 1996, an action was filed in California state court against KEN/KOAR LAX Partners, L.P. (the "LAX Partnership"), the owner of the Embassy Suites hotel located at Los Angeles International Airport, by the secured lender on the hotel. The complaint sought judicial foreclosure of the loan, appointment of a receiver and certain other relief. On August 7, 1996, the court set a hearing on a motion for the appointment of a receiver for August 26, 1996 and entered a temporary restraining order restricting certain actions pending such hearing. Prior to the hearing on August 26, the LAX Partnership filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Such Chapter 11 proceeding is pending and the LAX Partnership currently is operating the hotel as debtor-in-possession. The LAX Partnership is negotiating to sell a majority interest in the Embassy Suites hotel, and in connection therewith, has filed a motion seeking dismissal of the Chapter 11 proceeding effective concurrently with closing of such transaction. An affiliate of Messrs. Kaneko and Kenninger controls and is the co-general partner of the LAX Partnership, with an approximately 5% profits and capital interest therein. The hotel is managed by Promus Hotels. The Company has no interest in the hotel or the LAX Partnership. Following the consummation of the proposed sale, neither Mr. Kaneko nor Mr. Kenniger will hold any interest in or obligation related to the hotel.

COMMITTEES OF THE BOARD OF DIRECTORS

  Executive Committee. The Board of Directors has established an executive committee (the "Executive Committee"), which will be granted such authority as may be determined from time to time by a majority of the Board of Directors. The Executive Committee consists of Messrs. Gessow, Kenninger and Friedman. All actions by the Executive Committee will require the unanimous vote of all of its members.

  Audit Committee. The Board of Directors has established an audit committee (the "Audit Committee"), which consists of Messrs. Bartels, Friedman and Kenninger. The Audit Committee makes recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

  Compensation Committee. The Board of Directors has established a compensation committee (the "Compensation Committee"), which consists of Messrs. Kiely and Climan, to determine compensation for the Company's senior executive officers, determine awards under the Company's 1996 Equity Participation Plan and administer the Company's Employee Stock Purchase Plan.

  The Board of Directors of the Company does not have a nominating committee.

CLASSIFIED BOARD OF DIRECTORS

  The Charter provides for the Company's Board of Directors to be divided into three classes serving staggered terms so that directors' initial terms will expire either at the 1997, 1998 or 1999 annual meeting of stockholders. Starting with the 1997 annual meeting of stockholders, one class of directors will be elected each year for three-year terms. The classification of directors makes it more difficult for a significant stockholder to change the composition of the Board of Directors in a relatively short period of time and, accordingly, provides the Board of Directors and stockholders time to review any proposal that a significant stockholder may make and to pursue alternative courses of action which are fair to all the stockholders of the Company. Messrs. Kenninger, Bartels and Noyes have been classified as Class I directors of the Company whose initial terms will expire at the 1997 annual meeting of stockholders. Messrs. Gessow, Friedman and Kiely have been classified as Class II directors whose initial terms will expire at the 1998 annual meeting of stockholders. Messrs. Kaneko and Climan have been classified as Class III directors whose initial terms will expire at the 1999 annual meeting of stockholders.

DIRECTOR COMPENSATION

  The Company pays its directors who are not officers of the Company ("Independent Directors") a fee of $1,000 per meeting of the Board of Directors and any committee thereof (including telephonic meetings) for their services as directors. In addition, the Company has granted options to purchase 15,000 shares of Common Stock at the initial public offering price to each such Independent Director to vest in equal portions over a term of three years. Each Independent Director who is still a member of the Board of Directors at the end of the three year vesting period of the initial grant of options will receive a grant of additional options to purchase 15,000 shares of Common Stock at the fair market value of the Common Stock on the date of the grant, with such options to vest over an additional three year period. In addition to such option grants, the Independent Directors will be reimbursed for expenses of attending each meeting of the Board of Directors. Officers of the Company who are directors will not be paid any director fees but will be reimbursed for expenses of attending meetings of the Board of Directors.

DIRECTORS AND OFFICERS INSURANCE

  The Company has purchased a directors and officers liability insurance policy with coverage typical for a public company. The directors and officers liability insurance policy insures (i) the officers and directors of the Company from any claim arising out of an alleged wrongful act by such person while acting as officers and directors of the Company, (ii) the Company to the extent it has indemnified the officers and directors for such loss and (iii) the Company for losses incurred in connection with claims made against the Company for covered wrongful acts.

INDEMNIFICATION

  The Charter provides for the indemnification of the Company's officers and directors against certain liabilities to the fullest extent permitted under applicable law. The Charter also provides that the directors and officers of the Company be exculpated from monetary damages to the fullest extent permitted under applicable law. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and unenforceable pursuant to Section 14 of the Securities Act.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The Company was incorporated as a Maryland corporation in May 1996. The following table sets forth the annual base salary and other annual compensation which the Company paid in 1996 to the Company's chief executive officer and each of the other four most highly compensated executive officers whose cash compensation exceeded $100,000 (salary and bonus) (the "Named Executive Officers").

                                                                   LONG-TERM
                                     ANNUAL COMPENSATION         COMPENSATION
                              --------------------------------- ---------------
                                                                  SECURITIES
   NAME AND PRINCIPAL                            OTHER ANNUAL     UNDERLYING
        POSITION         YEAR  SALARY  BONUS(1) COMPENSATION(2) OPTIONS/SARS(3)
   ------------------    ---- -------- -------- --------------- ---------------
Osamu Kaneko............ 1996 $280,000 $    --      $2,500          150,000
 Chairman of the Board
 and Chief Executive
 Officer
Andrew J. Gessow........ 1996  280,000      --       2,500          150,000
 Director and President
Steven C. Kenninger..... 1996  280,000      --       2,500          150,000
 Director, Chief
 Operating Officer and
 Secretary
James E. Noyes.......... 1996  280,000  120,000     14,500          375,000
 Director and Executive
 Vice President
Michael A. Depatie...... 1996  280,000      --       2,500          375,000
 Executive Vice
 President and Chief
 Financial Officer

--------
(1) See "--Incentive Compensation Plan" and "--Employment Agreements" below for a discussion of annual performance bonuses payable to key employees and executive officers.
(2) Represents automobile lease payments and insurance premiums.
(3) Options to purchase an aggregate of 1,750,000 shares of Common Stock have been granted to directors, executive officers and other employees of the Company. See "--1996 Equity Participation Plan."

  Option Grants in 1996. The following table contains information concerning the grant of stock options under the Company's 1996 Equity Participation Plan expected to be made for the year ended December 31, 1996 to the Named Executive Officers. The table also lists potential realizable values of such options on the basis of assumed annual compounded stock appreciation rates of 5% and 10% over the life of the options which are set for a maximum of ten years.

                             OPTION GRANTS IN 1996
                               INDIVIDUAL GRANTS

                                                                           POTENTIAL REALIZABLE
                                                                                 VALUE AT
                         NUMBER OF                                            ASSUMED ANNUAL
                         SECURITIES   PERCENT OF                              RATES OF SHARE
                         UNDERLYING TOTAL OPTIONS  EXERCISE                 PRICE APPRECIATION
                          OPTIONS     GRANTED TO   OR BASE                  FOR OPTION TERM(3)
                          GRANTED    EMPLOYEES IN   PRICE     EXPIRATION   ---------------------
NAME                       (#)(1)   FISCAL YEAR(2)  ($/SH)       DATE        5%($)      10%($)
----                     ---------- -------------- -------- -------------- ---------- ----------
                                                                              (IN THOUSANDS)
Osamu Kaneko............  150,000         8.6%      $14        August 2006     $1,321 $    3,347
Andrew J. Gessow........  150,000         8.6%      $14        August 2006     $1,321 $    3,347
Steven C. Kenninger.....  150,000         8.6%      $14        August 2006     $1,321 $    3,347
James E. Noyes..........  375,000        21.4%      $12          June 2006     $2,830 $    7,172
Michael A. Depatie......  110,000         6.3%      $18.13  September 2006 $    1,247 $    3,148
Michael A. Depatie......  265,000        15.1%      $24.13   November 2006 $    2,499 $    6,296

--------
(1) The options granted to Messrs. Kaneko, Gessow, and Kenninger will vest in three equal installments on the first, second, and third anniversaries of the date of the grant. The options granted to Mr. Depatie vested with respect to 22,000 shares at $18.13 per share and with respect to 53,000 shares at $24.13 per share upon the date of the respective grant, with the balance of such shares vesting in four equal annual installments beginning on the first anniversary of the date of grant. The options granted to Mr. Noyes vested with respect to 75,000 shares on the date of the grant and with respect to the remaining 300,000 shares will vest in 48 equal installments at the end of each of the first 48 months that Mr. Noyes is employed by the Company.
(2) During 1996 the Company issued options to employees and directors of the Company to purchase an aggregate of 1,750,000 shares of Common Stock.
(3) The potential realizable value (in thousands of dollars) is reported net of the option price, but before income taxes associated with exercise. These amounts represent assumed annual compounded rates of appreciation at 5% and 10% only from the date of grant to the expiration date of the option.

INCENTIVE COMPENSATION PLAN

  The Company has established an incentive compensation plan for officers and key employees of the Company after the closing of the Offering. This plan provides for payment of a cash bonus to participating officers and key employees if certain performance objectives established for each individual are achieved. Pursuant to such plan, each of Messrs. Kaneko, Gessow, Kenninger and Depatie shall be entitled to receive a cash bonus of up to 100% of their respective base compensation, respectively, upon the achievement by the Company of specified targets of growth in revenues, earnings per share and other key operating factors as determined by the Compensation Committee. Pursuant to his employment agreement, Mr. Noyes shall be entitled to receive a cash bonus of $30,000 per quarter for each quarter that he is employed by the Company. The amount of the bonus to other participating officers and key employees will be based on a formula to be determined for each employee by the Compensation Committee, and is expected to be based on growth in earnings per share and other factors.

1996 EQUITY PARTICIPATION PLAN

  The Company has established an equity participation plan (the "1996 Equity Participation Plan") to enable executive officers, other key employees, Independent Directors and consultants of the Company to participate in the ownership of the Company. The 1996 Equity Participation Plan is designed to attract and retain executive officers, other key employees, Independent Directors and consultants of the Company and to provide incentives to such persons to maximize the Company's performance. The 1996 Equity Participation Plan provides for the award to executive officers, other key employees, Independent Directors and consultants of the Company of a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock and performance awards and provides for the grant to executive officers, other key employees, Independent Directors and consultants of nonqualified stock options. Awards under the 1996 Equity Participation Plan may provide participants with rights to acquire shares of Common Stock.

  The 1996 Equity Participation Plan will be administered by the Compensation Committee, which is authorized to select from among the eligible participants the individuals to whom options, restricted stock purchase rights and performance awards are to be granted and to determine the number of shares to be subject thereto and the terms and conditions thereof. The members of the Compensation Committee who are not affiliated with the Company will select from among the eligible participants the individuals to whom nonqualified stock options are to be granted, except as set forth below, and will determine the number of shares to be subject thereto and the terms and conditions thereof. The Compensation Committee is also authorized to adopt, amend and rescind rules relating to the administration of the 1996 Equity Participation Plan.

  Nonqualified stock options will provide for the right to purchase Common Stock at a specified price which may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable in installments after the grant date. Nonqualified stock options may be granted for any reasonable term.

  Incentive stock options will be designed to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and will be subject to restrictions contained in the Code, including exercise prices equal to at least 100% of fair market value of Common Stock on the grant date and a ten year restriction on their term, but may be subsequently modified to disqualify them from treatment as an incentive stock option.

  Restricted stock may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Compensation Committee. Restricted stock, typically, may be repurchased by the Company at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

  Performance awards may be granted by the Compensation Committee on an individual or group basis. Generally, these awards will be based upon specific agreements and may be paid in cash or in Common Stock or in a combination of cash and Common Stock. Performance awards may include "phantom" stock awards that provide for payments based upon increases in the price of the Company's Common Stock over a predetermined period. Performance awards may also include bonuses which may be granted by the Compensation Committee on an individual or group basis and which may be payable in cash or in Common Stock or in a combination of cash and Common Stock.

  There are 1,750,000 shares of Common Stock reserved for issuance pursuant to the 1996 Equity Participation Plan. The Company has issued to executive officers, other key employees, Independent Directors and consultants of the Company options to purchase 1,750,000 shares of Common Stock pursuant to the 1996 Equity Participation Plan. In addition, the Company currently intends to request Board of Directors and stockholder approval to increase the authorized number of shares of Common Stock reserved for issuance pursuant to the 1996 Equity Participation Plan from 1,750,000 shares to approximately 2,575,000 shares, effective following the Company's 1997 Annual Meeting of Stockholders.

EMPLOYEE STOCK PURCHASE PLAN

  The Company has established the Signature Resorts, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to assist employees of the Company in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is neither a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the Code, nor an

"employee benefit plan" subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The following discussion is a general summary of the material U.S. federal income tax consequences to U.S. participants in the Employee Stock Purchase Plan. The discussion is based on the Code, regulations thereunder, rulings and decisions now in effect, all of which are subject to change. The summary does not discuss all aspects of federal income taxation that may be relevant to a particular participant in light of such participant's personal investment circumstances.

  The Employee Stock Purchase Plan is intended to meet the requirements of an "employee stock purchase plan" under Section 423 of the Code. Neither the grant of the right to purchase shares, nor the purchase of shares, under the Employee Stock Purchase Plan has a federal income tax effect on employees or the Company. Any United States tax liability to the employee and the tax deductions to the Company are deferred until the employee sells the shares, disposes of the shares by gift or dies. Under the Employee Stock Purchase Plan, shares are generally purchased for 85% of the fair market value thereof, as permitted by the Code.

  In general, if shares are held for more than one year after they are purchased and for more than two years from the beginning of the enrollment period in which they are purchased or if the employee dies while owning the shares, gain on the sale or other disposal of the shares constitutes ordinary income to and employee (with no corresponding deduction to the Company) to the extent of the lesser of (i) 15% of the fair market value of the shares at the beginning of the enrollment period or (ii) the gain on sale of the amount by which the market value of the shares on the date of sale, gift or death, exceeds the purchase price. Any additional gain is capital gain. If the shares are sold or disposed of within either or both of the holding periods, an employee recognizes ordinary income (and the Company receives a corresponding deduction subject to Section 162(m) of the Code) to the extent that the fair market value of the shares at the date of exercise of the option exceeds the option price. Any appreciation or depreciation after the date of purchase is capital gain or loss.

  A maximum of 500,000 shares of Common Stock have been reserved for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan will be administered by the Compensation Committee.

401(k) PLAN

  The Company intends to establish a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"). The 401(k) Plan will permit the employees of the Company to defer a portion of their compensation in accordance with the provisions of
Section 401(k) of the Code. The 401(k) Plan will allow participants to defer up to ten percent of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Matching contributions may be made in amounts and at times determined by the Company. The 401(k) Plan provides for Company matching contributions, if determined by the Company to be made, in an amount equal to fifty-cents for each one dollar of participant contributions up to a maximum of three percent of the participant's salary per year. No other Company matching contributions are contemplated at this time. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Participants will receive service credit for employment with the predecessors of the Company and affiliates. Amounts contributed by the Company for a participant will vest over five years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

  Employees of the Company will be eligible to participate in the 401(k) Plan if they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 59 1/2, except in the event of death, disability, certain financial hardships or termination of employment.

EMPLOYMENT AGREEMENTS

  Each of Messrs. Kaneko, Gessow, Kenninger, Noyes and Depatie have entered into an employment agreement with the Company for a term of two years. The employment agreement for each of such executives provides for an annual salary of $280,000 per year, with annual performance bonuses determined by the independent directors in connection with the achievement of performance criteria to be determined (except with respect to Mr. Noyes, who will receive a quarterly bonus of $30,000 for each quarter he is employed by the Company). In addition, each of Messrs. Kaneko, Gessow, Kenninger, Noyes and Depatie have received options to purchase shares of Common Stock as described in "--1996 Equity Participation Plan." In addition, each of Messrs. Kaneko, Gessow, Kenninger, Noyes and Depatie shall receive severance payments equal to base compensation and bonus at the most recent annual amount for the longer of the balance of the employment term or two years upon the death, disability, termination or resignation of such executive, unless such executive resigns without "good cause" or unless the Company terminates such executive as a result of gross negligence, willful misconduct, fraud or a material breach of the employment agreement. Each such executive will have "good cause" to terminate his employment with the Company in the event of any reduction in his compensation or benefits, material breach or material default by the Company under his employment agreement or following the merger or change in control of the Company.

  Additionally, it is anticipated that upon the consummation of the Merger with AVCOM, a subsidiary of the Company will employ Gary L. Hughes and John R. Stevens pursuant to Employment Agreements to be executed by the parties. Pursuant to such agreements, the term of employment shall be for a period of three years. The Company may terminate their employment, with or without cause, at any time. The initial base salary shall be $225,000 with increases and potential bonuses and fringe benefits tied to performance and profitability. Messrs. Hughes and Stevens will primarily perform duties related to the operation of AVCOM as a wholly-owned subsidiary of the Company.

  Upon consummation of the Merger, the Company will also grant Messrs. Hughes and Stevens options to purchase up to 250,000 shares of Common Stock of the Company, in the aggregate, in consideration for their continued employment. Options to purchase 150,000 of such shares are contingent upon AVCOM achieving certain net income targets in 1997. These options will vest and become exercisable in three annual installments assuming continued employment; provided, however, that the options will cease to be exercisable following a termination of employment. The exercise price will be the fair market value of the stock on the date of grant.

COVENANTS NOT TO COMPETE

  The Founders and Messrs. Noyes and Mr. Depatie have agreed (and upon commencement of their employment with the Company, Messrs. Hughes and Stevens will agree) to devote substantially full time to the business of the Company and not engage in any competitive businesses. In particular, the foregoing individuals are prohibited from managing, consulting or participating in any way in any timeshare business or from acquiring any property with the intent to convert the property to a timeshare operation, unless the Independent Directors of the Company determine that such investment is in the best interest of the Company. Such noncompetition provisions shall survive for two years following any termination of employment. Such individuals are not, however, prohibited from acquiring hotels, including hotels which may compete directly with properties of the Company. See "Certain Relationships and Related Transactions--Founders' Other Business Interests."

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FOUNDERS' OTHER BUSINESS INTERESTS

  Affiliates of Messrs. Kaneko and Kenninger currently have managing general partner or similar interests in entities which own investment properties which the Company does not consider to be competitive with its timeshare business (the "KOAR Interests"). These properties include a 225-unit condominium project in Long Beach, California which is being marketed for whole share unit sales or long-term residential use rather than vacation use (and with respect to which the KOAR Interests currently own 74 of the total 225 units, the balance having been sold to third parties); and several retail centers and a proposed office development project. Messrs. Kaneko and Kenninger are also currently the constituent general partners of a number of partnerships in which they owe fiduciary duties to limited partners who invested over $80 million of equity therein (which partnerships include five Embassy Suites hotels which are still owned by partnerships controlled by Affiliates of Messrs. Kaneko and Kenninger (the "Prior Partnerships")). Messrs. Kaneko and Kenninger are authorized by the Company to meet their duties and responsibilities to the Prior Partnerships pursuant to the terms thereof, including the sale, refinancing, restructuring and packaging of the Prior Partnerships, and including with respect to the formation of public or private entities for such purpose, including a public real estate investment trust ("REIT") for one or all of the Embassy Suites hotels in the Prior Partnerships (provided, that Messrs. Kaneko and Kenninger agree not to serve as an officer or employee of such REIT). Messrs. Kaneko and Kenninger agree to continue to retain third party management companies to manage these properties (e.g., Promus Hotels manages all five Embassy Suites hotels), and to employ personnel not employed by the Company to carry out the day-to-day responsibilities of managing and overseeing these properties. However, Messrs. Kaneko and Kenninger reserve the right to do what is reasonably necessary within these constraints to carry out their duties and responsibilities to the Prior Partnerships pursuant to the terms thereof. The Company does not believe that such activities will detract materially from Messrs. Kaneko's and Kenninger's services to the Company.

PAYMENTS TO AFFILIATES

  A total of $15.7 million of the net proceeds from the Initial Public Offering were used to repay outstanding debt to affiliates of the Founders. Of the $15.7 million of the funds paid to the affiliates of the Founders, $15.3 million was used to pay off existing debt to third party financial institutions or other third party financing sources or to pay tax liabilities. The proceeds from the loans were previously either invested in or loaned either to the Company or its predecessors or to acquire or develop the Existing Resorts.

  In addition, pursuant to the Consolidation Transactions, during the three months ended September 30, 1996 Founders also received $2.3 million of distributions from certain predecessor partnerships of the Company to fund income tax obligations which had accrued through the date of the Offering and with respect to whom no pre-Offering profits of the Company had been distributed.

  In addition, $12.2 million of the net proceeds of the Initial Public Offering were used to repay outstanding indebtedness owed to partnerships in which an affiliate of Mr. Friedman, a director of the Company, is a general partner. Of such repayment, approximately $3.0 million was repaid directly to Mr. Friedman or his affiliates.

CONSOLIDATION TRANSACTIONS

  The Company's Existing Resorts were previously owned and operated by the Property Partnerships, each affiliated with the Founders. The Property Partnerships consisted of Grand Beach Resort, L.P., a Georgia limited partnership (Embassy Vacation Resort Grand Beach); AKGI-Flamingo C.V., a Netherlands Antilles limited partnership (Flamingo Beach Club); AKGI-Royal Palm C.V., a Netherlands Antilles limited partnership (Royal Palm Beach Club); Port Royal Resort, L.P., a South Carolina limited partnership (Royal Dunes Resort); an approximately 30% interest in Poipu Resort Partners, L.P., a Hawaii limited partnership (Embassy Vacation Resort Poipu Point); Fall Creek Resort, L.P., a Georgia limited partnership (Plantation at Fall Creek); Cypress Pointe Resort, L.P., a Delaware limited partnership (Cypress Pointe Resort); Lake Tahoe Resort Partners, LLC, a California limited liability company (Embassy Vacation Resort Lake Tahoe); and San Luis Resort Partners, LLC, a Georgia limited liability company (San Luis Bay Resort). Affiliates of the Founders were previously the sole general partners or the sole members of each of the Property Partnerships. Each of the Property Partnerships (other than the Embassy Vacation Resort Poipu Beach) which remained in existence following the Consolidation Transactions and the Initial Public Offering are wholly owned by the Company.

  As a result of the consummation of the Consolidation Transactions described below, the partnership and limited liability company interests in each of the Property Partnerships, certain of the stock of certain other corporations affiliated therewith held by "accredited investors" (as defined pursuant to Regulation D under the Securities Act) and certain debt obligations of the Property Partnerships and affiliates (and, as a result, ownership of each of the Existing Resorts) have been directly or indirectly transferred to the Company and in exchange the holders of such partnership interests and certain of such stock will receive shares of Common Stock in the Company. Holders of any such partnership interests who are not "accredited investors" received cash at a price commensurate with the value received by the accredited investors to be determined prior to the Consent Solicitation. All financial and share information presented in this Prospectus reflects the consummation of the Consolidation Transactions and reflects the issuance of an aggregate of 11,354,705 shares of Common Stock to the holders of partnership interests in the Property Partnerships and to certain stockholders of the Affiliated Companies. The Affiliated Companies include Argosy/KOAR Group, Inc., Resort Management International, Inc., Resort Marketing International, Inc., RMI-Royal Palm C.V.o.a., RMI-Flamingo C.V.o.a., AK-St. Maarten, LLC, Premier Resort Management, Inc., Resort Telephone & Cable of Orlando, Inc., Kabushiki Gaisha Kei, LLC, Vacation Ownership Marketing Company and Vacation Resort Marketing of Missouri, Inc., each of which are controlled by the Founders and previously provided administrative, utility, management and/or marketing services to certain of the Property Partnerships.

  Signature Resorts, Inc. was incorporated in Maryland in May 1996 by the Founders to effect the Consolidation Transactions and the Initial Public Offering. Pursuant to a Private Placement Memorandum dated as of May 28, 1996, the Company in the Consent Solicitation solicited and received on or before June 13, 1996 the consent and agreement of the ultimate owners of interests in the Property Partnerships, the stockholders of the Affiliated Companies and the holders of certain debt obligations to exchange their partnership interests or shares in, and obligations of, the Property Partnerships or Affiliated Companies (or their direct or indirect interests in the owners thereof), as applicable, for shares of Common Stock in the Company. Such exchange occurred simultaneously with the closing of the Initial Public Offering. The Consent Solicitation and exchange of direct and indirect interests in, and obligations of, the Property Partnerships and the Affiliate Companies, as applicable, for shares of Common Stock in the Company are referred to herein as the "Consolidation Transactions." Direct and indirect holders of interests in, and obligations of, certain Property Partnerships received, upon consummation of the Consolidation Transactions, shares of Common Stock in the Company equal to a predetermined dollar value based on agreement between the Company and such holders as set forth in the Private Placement Memorandum for the Consent Solicitation. The balance of the shares of Common Stock issued in the Consolidation Transactions were issued to the holders of interests in the remaining Property Partnerships and to the holders of interests in the Affiliated Companies, which are comprised solely of the Founders or their affiliates. As a result of the Consolidation Transactions and the Initial Public Offering, the ultimate owners of interests in the Property Partnerships and stockholders of the Affiliated Companies own, in the aggregate, approximately 68.4% (approximately 59.8% after giving effect to the Stock Offering) of the outstanding Common Stock in the Company, with approximately 41.4% (approximately 37.4% after giving effect to the Stock Offering) of the outstanding Common Stock in the Company being held by the Founders, or affiliates thereof. For additional information regarding the Property Partnerships and the Affiliated Companies as well as the Consolidation Transactions and resulting effect thereof, see "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The information in the following table sets forth information regarding the beneficial ownership of the Common Stock of the Company, as adjusted to reflect the sale of shares offered in the Stock Offering, with respect to (i) each person known by the Company to beneficially owns 5% or more of the outstanding shares of Common Stock, (ii) each person who is a director, or Named Executive Officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each of the Selling Stockholders. Applicable percentage ownership is based on 17,392,205 shares of Common Stock outstanding as of the date of this Prospectus and 18,992,205 shares of Common Stock outstanding following completion of the Offerings. The table below does not give effect to the Merger.

                                                                          BENEFICIAL OWNERSHIP
                              BENEFICIAL OWNERSHIP                                AFTER
                             PRIOR TO THE OFFERINGS                         THE OFFERINGS(b)
 NAME AND ADDRESS OF      ----------------------------  NUMBER OF SHARES -----------------------
 BENEFICIAL OWNER(a)        SHARES         PERCENTAGE   BEING OFFERED(b)  SHARES      PERCENTAGE
 -------------------      -------------   ------------  ---------------- ---------    ----------
DIRECTORS, NAMED
 EXECUTIVE OFFICERS AND
 5% STOCKHOLDERS
Osamu Kaneko(c).........      2,667,903           15.3%          --      2,667,903       14.0%
Andrew J. Gessow(d).....      3,056,704           17.6%          --      3,056,704       16.1%
Steven C.
 Kenninger(c)(e)........      1,371,779            7.9%          --      1,371,779        7.2%
James E. Noyes..........        118,750(f)           *           --        118,750(f)       *
Michael A. Depatie......         82,400(g)           *           --         82,400(g)       *
Juergen Bartels.........            --             --            --            --         --
Sanford R. Climan.......          3,250              *           --          3,250          *
Joshua S.
 Friedman(h)(i).........            --             --            --            --         --
W. Leo Kiely, III.......            --             --            --            --         --
Putnam Investments, Inc.
 (j)....................      1,765,970           10.2%          --      1,765,970        9.3%
  One Post Office Square
   Boston, Massachusetts
   02109
Canpartners
 Incorporated(h)(k).....      1,474,511            8.5%      641,554       832,957        4.4%
  Beth Friedman(h)(i)...        286,688            1.6%      124,736       161,952          *
  Loretta Evensen(h)(i).        286,688            1.6%      124,736       161,952          *
  Mitchell R.
   Julis(h)(i)..........        286,688            1.6%      124,736       161,952          *
                          -------------       --------     ---------     ---------
   Total (as a group)...      2,334,575           13.4%    1,015,762     1,318,813        6.9%
All directors and
 executive officers as a
 group (13 persons)(l)..      7,476,134           43.0%          --      7,476,134       39.4%
OTHER SELLING
 STOCKHOLDERS
J.C. Investment &
 Realty, Inc.(m)........        328,219            1.9%       43,509       284,710        1.5%
Peach Tree, Ltd. .......        327,154            1.9%      100,000       227,154        1.2%
Shinko Sangyou Co.
 Ltd.(n)................        120,001              *        52,212        67,789          *
Dennis H. Vaughn(o).....        101,513              *        44,169        57,344          *
Kenpoh, Inc.(p).........         90,001              *        39,159        50,842          *
Brains-Heart, Ltd.(q)...         54,494              *        23,710        30,784          *
EKC Corporation(r)......         54,494              *           826        53,668          *
The California Community
 Foundation(s)..........         45,000              *        19,579        25,421          *
James W. Geisz(t).......         37,158              *        13,889        23,269          *
Tadaaki Chigusa(u)......         27,247              *        11,855        15,392          *
William S. Waldo(v).....         17,985              *         7,825        10,160          *
Ethan Lipsig(w).........         17,980              *         7,824        10,156          *
Michael B. Reeves(x)....         14,376              *         2,601        11,775          *
Charles V. Thornton(y)..         11,980              *         2,237         9,743          *
Sook Ja Kim(z)..........         10,899              *         4,742         6,157          *
Randall Wooster(aa).....         10,329              *         4,494         5,835          *
James A. Hamilton(bb)...          7,143              *         1,088         6,055          *
Paul Grossman(cc).......          5,990              *         2,607         3,383          *
Charles H. Reeves(dd)...          2,995              *           868         2,127          *
Raymond M. Bukaty(ee)...          2,396              *         1,044         1,352          *

--------
*  Less than 1%
(a) Except as otherwise indicated, each beneficial owner has the sole power to vote, as applicable, and to dispose of all shares of Common Stock owned by such beneficial owner.
(b) Does not reflect the possible sale of shares of the Company's Common Stock by Selling Stockholders upon exercise of the Underwriter's over-allotment option.

(c) The address of such person is 5933 West Century Blvd., Suite 210, Los Angeles, California 90045.
(d) The address of such person is 2934 Woodside Road, Woodside, California
    94062.
(e) The shares indicated are held by Mr. Kenninger through trusts, pension plans and profit sharing plans, under which Mr. Kenninger may be deemed to have, or to share, beneficial ownership of such shares.
(f) Represents presently exercisable options to acquire shares of Common Stock or options which will become exercisable within 60 days of the date of this Prospectus.
(g) Includes (i) presently exercisable options to acquire 75,000 shares of Common Stock, (ii) 6,400 shares of Common Stock held through trusts and retirement plans and (iii) 1,000 shares of Common Stock held by a corporation in which Mr. Depatie is a director and a 7.2% shareholder.
(h) Canpartners Incorporated ("Canyon") is the beneficial owner of 123,269 shares and is the sole general partner of CPI Securities L.P. (which holds 927,274 shares), Canpartners Investments II, L.P. (which holds 380,003 shares) and Canpartners Investments V, L.P. (which holds 43,965 shares). Of the 641,554 shares indicated to be sold by such entities in the Stock Offering, 53,635 shares will be sold by Canpartners Incorporated, 403,453 shares will be sold by CPI Securities L.P. and 184,466 shares will be sold by Canpartners Investments II, L.P. Each of Canpartners Incorporated, CPI Securities L.P. and Canpartners Investments II, L.P. has granted the Underwriters an over-allotment option with respect to 8,664; 65,173; and 29,798 shares, respectively. Mr. Friedman (a director of the Company), Mitchell R. Julis and R. Christian B. Evensen are the sole shareholders and directors of Canyon and may be deemed to share beneficial ownership of the shares shown as owned by Canyon and the indicated limited partnerships. Such persons disclaim beneficial ownership of such shares. The 1,474,511 shares shown as beneficially owned by Canyon do not include 286,688 shares owned by Mr. Friedman's wife, 286,688 shares owned by Mr. Julis and 286,688 shares owned by Mr. Evensen's wife, the beneficial ownership of which is disclaimed by Canyon.
(i) Beth Friedman is the wife of Joshua S. Friedman, a director of the Company. Loretta Evensen is the wife of R. Christian B. Evensen, a shareholder and director of Canyon. Mitchell R. Julis is a shareholder and director of Canyon. Each of Mrs. Friedman, Mrs. Evensen and Mr. Julis has granted the Underwriters an over-allotment option with respect to 20,149 shares.
(j) Information based solely on a Schedule 13G filed with the Securities and Exchange Commission by, among others, Putnam Investments, Inc. ("PI"). Of the shares beneficially owned by PI, Putnam Investment Management, Inc. ("PIM") beneficially owns 1,260,370 (or 7.25%) of the outstanding shares of Common Stock and The Putnam Advisory Company, Inc. ("PAC") beneficially owns 505,600 (or 2.9%) of the outstanding shares of Common Stock. The shares of Common Stock reported as being beneficially owned by PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients. PI, which is a wholly-owned subsidiary of Marsch & McLennan Companies, Inc. ("M&MC"), wholly owns two registered investment advisers: PIM, which is the investment adviser to the Putnam family of mutual funds and PAC, which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispository power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and PAC has shared voting power over the shares held by the institutional clients. M&MC and PI disclaim beneficial ownership of the shares of Common Stock reported as being beneficially owned by PI.
(k) The address of such entity is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90210.
(l) Includes 353,750 shares which may be acquired upon exercise of presently exercisable options or options which will become exercisable within 60 days of the date of this Prospectus.
(m) J.C. Investment & Realty, Inc. has granted the Underwriters an over-allotment option with respect to 7,028 shares.
(n) Shinko Sangyou Co. Ltd. has granted the Underwriters an over-allotment option with respect to 8,434 shares.
(o) Includes (i) 45,320 shares held by The Vaughn Family Trust, of which Mr. Vaughn is a co-trustee, (ii) 41,203 shares held by the Dennis H. Vaughn Individual Retirement Account, of which Mr. Vaughn is beneficiary,
    (iii) 9,000 shares held by the Paul, Hastings, Janofsky & Walker Retirement Plan FBO Dennis H. Vaughn, of which Mr. Vaughn is beneficiary and (iv) 5,990 shares held by the Dennis Vaughn Subtrust, of which Mr. Vaughn is trustee. Of the 44,169 shares indicated to be sold by Mr. Vaughn in the Stock Offering, 41,203 shares will be sold by the Dennis H. Vaughn Individual Retirement Account and 2,966 shares will be sold by the Paul, Hastings, Janofsky & Walker Retirement Plan FBO Dennis H. Vaughn. Each of The Vaughn Family Trust and the Paul, Hastings, Janofsky & Walker Retirement Plan FBO Dennis H. Vaughn has granted the Underwriters an over-allotment option with respect to 1,101 and 6,034 shares, respectively.
(p) Kenpoh, Inc. has granted the Underwriters an over-allotment option with respect to 6,326 shares.
(q) Brains-Heart, Ltd. has granted the Underwriters an over-allotment option with respect to 3,831 shares.
(r) EKC Corporation has granted the Underwriters an over-allotment option with respect to 134 shares.
(s) The California Community Foundation holds 15,000 shares of Common Stock in each of the Friedman Family Fund, the Evensen Family Fund and the Julis Family Fund, charitable funds over which Mr. and Mrs. Friedman, Mr. and Mrs. Evensen and Mr. Julis have no dispositive or voting power and with respect to which such individuals disclaim beneficial ownership of such shares. The California Community Foundation has granted the Underwriters an over-allotment option with respect to 3,163 shares.

(t) Includes 11,990 shares held by MLPF&S Inc. Custodian FPO James W. Geisz SEP, of which Mr. Geisz is beneficiary. Of the 13,889 shares indicated to be sold by Mr. Geisz in the Stock Offering, 11,900 shares will be sold by such retirement plan. Mr. Geisz has granted the Underwriters an over-allotment option with respect to 2,244 shares.
(u) Mr. Chigusa has granted the Underwriters an over-allotment option with respect to 1,915 shares.
(v) Mr. Waldo has granted the Underwriters an over-allotment option with respect to 1,264 shares.
(w) Includes 11,980 shares held by the Paul, Hastings, Janofsky & Walker Retirement Plan FBO Ethan Lipsig, of which Mr. Lipsig is beneficiary. Of the 7,824 shares indicated to be sold in the Stock Offering, 7,747 shares will be sold by the Paul, Hastings, Janofsky & Walker Retirement Plan FBO Ethan Lipsig. Each of Mr. Lipsig and the Paul, Hastings, Janofsky & Walker Retirement Plan FBO Ethan Lipsig has granted the Underwriters an over-allotment option with respect to 42 and 1,222 shares, respectively.
(x) Includes 11,980 shares held by The CCN&M Revocable Trust, of which Mr. Reeves is co-trustee. The 2,601 shares indicated to be sold by Mr. Reeves will be sold by The CCN&M Revocable Trust. The CCN&M Revocable Trust has granted the Underwriters an over-allotment option with respect to 420 shares.
(y) Includes 5,990 shares held by the Paul, Hastings, Janofsky & Walker Retirement Plan FBO Charles V. Thornton. Of the 2,237 shares indicated to be sold by Mr. Thornton in the Stock Offering, 1,518 shares will be sold by such retirement plan. Each of Mr. Thornton and the Paul, Hastings, Janofsky & Walker Retirement Plan FBO Charles V. Thornton has granted the Underwriters an over-allotment option with respect to 112 and 250 shares, respectively.
(z) Mr. Kim has granted the Underwriters an over-allotment option with respect to 766 shares.
(aa) Mr. Wooster has granted the Underwriters an over-allotment option with respect to 726 shares.
(bb) Mr. Hamilton has granted the Underwriters an over-allotment option with respect to 176 shares.
(cc) Mr. Grossman has granted the Underwriters an over-allotment option with respect to 421 shares.
(dd) The shares indicated are held by a trust of which Mr. Reeves is co-trustee. The trust has granted the Underwriters an over-allotment option with respect to 140 shares.
(ee) Mr. Bukaty has granted the Underwriters an over-allotment option with respect to 169 shares.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, par value $0.01 per share, 17,392,205 shares of which are outstanding as of the date of this Prospectus and 18,992,205 shares of which will be outstanding after the Stock Offering and (ii) 25,000,000 shares of Preferred Stock, par value $0.01 per share, none of which will be outstanding after the Offerings. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Charter and Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the designation, powers, preferences and relative, participating, option or other special rights and powers of such series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock issued in the Offering will be fully paid and nonassessable and the holders thereof will not have preemptive rights.

PREFERRED STOCK

  Preferred Stock may be issued from time to time, in one or more classes, as authorized by the Board of Directors. Prior to issuance of shares of each class, the Board of Directors is required by the MGCL and the Company's Charter to fix for each such class, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Board of Directors could authorize the issuance of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the Company's outstanding shares might believe to be in their best interests or in which holders of some, or a majority, of shares might receive a premium for their shares over the market price of such shares. No Preferred Stock will be outstanding following the closing of the Offering.

TRANSFER AGENT AND REGISTRAR

  The Company has appointed ChaseMellon Shareholder Services, L.L.C. (successor in interest to Wells Fargo Bank) as its transfer agent and registrar.

                      CERTAIN PROVISIONS OF MARYLAND LAW
                    AND OF THE COMPANY'S CHARTER AND BYLAWS

  The following paragraphs summarize certain provisions of Maryland law and the Company's Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part, as described in "Additional Information," and to Maryland law.

CLASSIFICATION OF THE BOARD OF DIRECTORS

  The Company's Charter provides that the number of directors of the Company shall be established by the Bylaws but shall not be less than the minimum number required by the MGCL, which in the case of the Company is three. The Bylaws currently provide that the Board of Directors will consist of not fewer than seven nor more than 13 members. Any vacancy on the Board of Directors will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire board of directors. The Charter provides for a staggered Board of Directors consisting of three classes as nearly equal in size as practicable. One class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1997, another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1998 and another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1999. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualify. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

  The classified director provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of shares of Common Stock will have no right to cumulative voting for the elections of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of outstanding shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

REMOVAL OF DIRECTORS

  The Charter provides that a director may be removed with or without cause by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, and by the vote required to elect a director, the stockholders may fill a vacancy on the Board of Directors resulting from removal. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, could preclude stockholders from removing incumbent directors except upon a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

BUSINESS COMBINATIONS

  Under the MGCL, certain "Business Combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such Business Combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) 66 2/3% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the Business Combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to Business Combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Board of Directors of the Company has exempted from these provisions of the MGCL any Business Combination involving the Executive Officers and certain persons and entities affiliated therewith.

CONTROL SHARE ACQUISITIONS

  The MGCL provides that "Control Shares" of a Maryland corporation acquired in a "Control Share Acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control Shares do not include shares the acquiring person is then entitled to voter as a result of having previously obtained stockholder approval. A "Control Share Acquisition" means the acquisition of Control Shares, subject to certain exceptions.

  A person who has made or proposes to make a Control Share Acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last Control Share Acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for Control Shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares are determined for purposes of such appraisal rights may not be less than the highest price per share paid in the Control Share Acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a Control Share Acquisition.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the Charter or Bylaws of the corporation. The Company in its Bylaws has exempted from the Control Share Acquisition statute the Executive Officers and certain persons and entities affiliated therewith.

AMENDMENT TO THE COMPANY'S CHARTER AND BYLAWS

  The Company's Charter, including its provisions on classification of the Board of Directors and removal of directors, may be amended only by the affirmative vote of the holders of at least 66 2/3% of the capital stock entitled to vote. The Company's Bylaws may be amended by the affirmative vote of holders of at least 66 2/3% of the capital stock entitled to vote on the matter. Subject to the right of stockholders to adopt, alter and repeal the Bylaws, the Board of Directors is authorized to adopt, alter or repeal the Bylaws.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

  The Bylaws of the Company provide that (i) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only
(a) pursuant to the Company's notice of the meeting, (b) by the Board of Directors, or (c) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and
(ii) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, or provided that the Board of Directors has determined that directors shall be elected at such meeting, nominations of persons for election to the Board of Directors may be brought by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

STOCKHOLDER MEETINGS AND ACTION BY WRITTEN CONSENT

  In order for stockholders to call special meetings, the Bylaws require the written request of holders of shares entitled to cast not less than 25% of all votes entitled to be cast at such meeting. Such provisions do not, however, affect the ability of stockholders to submit a proposal to the vote of all stockholders of the Company in accordance with the Bylaws, which provide for the additional notice requirements for stockholder nominations and proposals at the annual meetings of stockholders as described above.

  The Bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if such consent sets forth such action and is signed by each stockholder entitled to vote on the matter and a written waiver of any right to dissent is signed by each stockholders entitled to notice of the meeting but not entitled to vote at it.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  The Company's Charter limits the liability of the Company's directors and officers to the Company and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or
(ii) if a judgment or other final adjudication is entered in a preceding based on a finding that the director's or officers' action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

  The Company's Charter and Bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The MGCL presently permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding, and (1) was committed in bad faith or (2) was the result of active and deliberate dishonest; or (ii) the indemnified party actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. The Company has applied for directors and officers insurance which will become effective upon the effectiveness of the Registration Statement.

DISSOLUTION OF THE COMPANY

  The dissolution of the Company must be approved by the affirmative vote of holders of not less than a majority of all of the votes entitled to be cast on the matter.

                        SHARES ELIGIBLE FOR FUTURE SALE

  As a result of the Initial Public Offering and the Consolidation Transactions and prior to the consummation of the Offerings, the Company has outstanding 17,392,205 shares of Common Stock. Of these shares, the 6,037,500 shares sold in the Initial Public Offering are freely tradable in the public market without restriction or further registration under the Securities Act. The shares offered in the Stock Offering are also freely tradable in the public market without restriction or further registration under the Securities Act.

  The remaining 11,354,705 outstanding shares of Common Stock were issued upon consummation of the Consolidation Transactions and are "restricted securities" as that term is defined under Rule 144 and may be sold only pursuant to registration under the Securities Act or pursuant to an exemption therefrom, such as that provided by Rule 144. In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of shares of Common Stock from the Company or the date of acquisition of shares of Common Stock from any "affiliate" of the Company, as that term is defined under the Securities Act, the acquiror or subsequent holder is entitled to sell within any three-month period a number of shares of Common Stock that do not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock on all exchanges and reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of sales, notice requirements and the availability of current public information about the Company. If three years have elapsed since the date of acquisition of shares of Common Stock from the Company or from any "affiliate" of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares of Common Stock in the public market under Rule 144(i) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") the Company has agreed to file and use its best efforts to have declared effective within six months following the closing of the Initial Public Offering, a shelf registration statement with the Commission for the purpose of registering the shares of Common Stock (the "Registrable Shares") issuable to holders of restricted shares. The Company will use its best efforts to have the shelf registration statement kept effective for a period of 18 months. Upon the effectiveness of such shelf registration statement, and as provided in the Registration Rights Agreement, the holders of the Registrable Shares will be subject to the volume restrictions of Rule 144. The Company will bear the expenses incident to the registration requirements of the Registrable Shares, except that such expenses shall not include any underwriting discounts or commissions, Securities and Exchange Commission or state securities registration fees or transfer taxes relating to such shares.

  Under the Registration Rights Agreement, the holders of the Registrable Shares will also be entitled to include within any registration statement under the Securities Act filed by the Company with respect to any underwritten public offering of Common Stock (either of its own account or the account of other security holders) at any time within three years following the closing of the Initial Public Offering, which occurred on August 20, 1996, the shares of Registrable Shares held by such holders, subject to certain conditions and restrictions. See "Underwriting." The existence of the Registration Rights Agreement may adversely affect the terms upon which the Company can obtain additional equity financing in the future.

  The Company may require in its sole discretion that the Registrable Shares be sold in block trades through underwriters or broker-dealers or that the Registrable Shares be underwritten by investment banking firms selected by the Company.

  The Registration Rights Agreement also provides that each stockholder who received its shares of Common Stock as a result of the Consolidation Transactions has agreed, with certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any Common Stock, for a period of 180 days after the closing of the Initial Public Offering (one year with respect to the Founders) and 90 days after the closing of the Stock Offering without the prior written consent of Montgomery Securities (which waiver has been granted to the Selling Stockholders participating in the Stock Offering with respect to the Stock Offering); one of such exceptions allows the Founders to pledge between $30 million and $50 million of their Common Stock to secure a margin loan in a maximum amount of $10 million and another exception allows the Founders to pledge approximately $5.8 million of their Common Stock in connection with their buyout of a former partner. In November 1996, Mr. Kenninger pledged 300,000 shares of Common Stock to secure a margin loan obtained from Swiss Bank Corporation, New York Branch, permitting advances not to exceed the aggregate amount of $2 million at any time during a two year term. Messrs. Kaneko and Gessow currently are negotiating with an affiliate of Merrill Lynch to each obtain a margin loan in the amount of $4 million, each to be secured by a pledge of shares of Common Stock owned by them.

  The Company and those officers and directors of the Company that are not a party to the Registration Rights Agreement have also agreed that, except under certain circumstances, for a period of 90 days after the date of this Prospectus, they will not, without the consent of Montgomery Securities, issue, sell or dispose of any shares of Common Stock or any shares convertible or exchangeable into any shares of Common Stock.

  Prior to the Initial Public Offering, there had been no public market for the Common Stock and the effect, if any, that future market sales of Common Stock or the availability of such Common Stock for sale will have on the market price of the Common Stock prevailing from time to time cannot be predicted. Nevertheless, sales of substantial amounts of Common Stock in the public market (or the perception that such sales could occur) might adversely affect market prices for the Common Stock.

  Sales of substantial amounts of Common Stock in the public market after the consummation of the Merger could adversely affect prevailing market prices. The estimated 896,688 shares of Common Stock issuable in connection with the Merger (based on the closing price of the Company's Common Stock on January 9, 1997) will be eligible for immediate sale in the public market, subject to certain limitations under the Securities Act, applicable to affiliates of AVCOM.

  Additionally, there are (i) outstanding stock options to purchase 1,750,000 shares of Common Stock which have been granted to executive officers, other key employees, Independent Directors and consultants of the Company under the 1996 Equity Participation Plan, (ii) up to 500,000 shares of Common Stock that may be sold pursuant to the Company's Employee Stock Purchase Plan and (iii)
         shares initially issuable upon conversion of the   % Convertible
Subordinated Notes due     , 2007.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by Montgomery Securities, Goldman, Sachs & Co., Schroder Wertheim & Co. Incorporated and Smith Barney Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholders and the Underwriters to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                      NUMBER OF
                                                                       SHARES
                                                                        TO BE
UNDERWRITER                                                           PURCHASED
-----------                                                           ---------
Montgomery Securities................................................
Goldman, Sachs & Co. ................................................
Schroder Wertheim & Co. Incorporated.................................
Smith Barney Inc.....................................................
                                                                      ---------
        Total........................................................ 3,000,000
                                                                      =========

  The Underwriters, through the Representatives, have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not
more than $   per share; the Underwriters may allow, and such dealers may
reallow, a concession of not more than $   per share to certain other dealers.
After the initial public offering, the public offering price and other selling terms may be changed by the Representatives.

  The Company and the Selling Stockholders have granted options to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 240,000 and 210,000, respectively, additional shares of Common Stock to cover over-allotments, if any, at the initial offering price less the underwriting discount. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Stock Offering.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with the Stock Offering, the Underwriters may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market-making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market-makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market-maker on each day are limited to a specified prior percentage of the passive market-maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market-making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  Pursuant to the Registration Rights Agreement, if holders of the Registrable Securities elect to sell shares of Registrable Securities in a non-publicly underwritten offering, the timing of sales and the volume sold shall be managed in a manner consistent with the best interests of the Company. See "Shares Eligible for Future Sale."

  The Registration Rights Agreement also provides that each stockholder who received its shares of Common Stock as a result of the Consolidation Transactions has agreed, with certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any Common Stock, for a period of 180 days (one year with respect to the Founders) after the closing of the Initial Public Offering, which occurred on August 20, 1996, and 90 days after the closing of the Stock Offering without the prior written consent of Montgomery Securities (which waiver has been granted to the Selling Stockholders participating in the Stock Offering); one of such exceptions allows the Founders to pledge between $30 million and $50 million of their Common Stock to secure a margin loan in a maximum amount of $10 million and another exception allows the Founders to pledge approximately $5.8 million of their Common Stock in connection with their buyout of a former partner.

  The Company and those officers and directors of the Company that are not a party to the Registration Rights Agreement have also agreed that, except under certain circumstances, for a period of 90 days after the date of this Prospectus, they will not, without the consent of Montgomery Securities, issue, sell or dispose of any shares of Common Stock or any shares convertible or exchangeable into any shares of Common Stock.

  Investment funds managed by Goldman, Sachs & Co. are major shareholders in Westin. The Company and Westin have entered into the Westin Agreement. See "Business--Westin Vacation Club Resorts." Pursuant to the Westin Agreement, Westin has certain rights to designate a member of the Company's Board of Directors.

  Montgomery Securities has provided certain investment banking services to the Company, including rendering a fairness opinion in connection with the Merger, for which the Company has agreed to pay usual and customary fees upon the closing of the Merger.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California and, as to matters of Maryland law, by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain matters of California real estate and timeshare law will be passed upon for the Company by Paul, Hastings, Janofsky & Walker, LLP, Los Angeles, California and certain matters of Florida real estate and timeshare law will be passed upon for the Company by Schreeder, Wheeler & Flint, Atlanta, Georgia. Certain partners of Paul, Hastings, Janofsky & Walker, LLP, members of their families and related persons own approximately 1% of the Common Stock of the Company prior to the Stock Offering and certain partners of Schreeder, Wheeler & Flint own less than 1% of the Common Stock of the Company. Certain matters will be passed upon for the Underwriters by O'Melveny & Myers LLP, San Francisco, California in reliance, as to matters of Maryland law, on the opinion of Ballard Spahr Andrews & Ingersoll.

                                    EXPERTS

  The consolidated financial statements of Signature Resorts, Inc. and subsidiaries as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

  The consolidated financial statements of AVCOM International, Inc. and subsidiaries as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and the related Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Company is also subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Copies of the Registration Statement and reports, proxy statements and other information concerning the Company may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the Commission's Website (http://www.sec.gov).

  The Company intends to furnish its stockholders with annual reports containing combined financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited combined financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
SIGNATURE RESORTS, INC.
Report of Independent Certified Public Accountants........................  F-2
Consolidated Financial Statements (Amounts as of September 30, 1995 and
 1996 and for the nine month periods then ended are unaudited)
  Consolidated Balance Sheets at December 31, 1994 and 1995 and September
   30, 1995 and 1996......................................................  F-3
  Consolidated Statements of Income for each of the three years ended
   December 31, 1995 and for the nine months ended September 30, 1995 and
   1996...................................................................  F-4
  Consolidated Statements of Equity for each of the three years ended
   December 31, 1995 and for the nine months ended September 30, 1996.....  F-5
  Consolidated Statements of Cash Flows for each of the three years ended
   December 31, 1995 and for the nine months ended September 30, 1995 and
   1996...................................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

AVCOM INTERNATIONAL, INC.
Report of Independent Auditors............................................ F-21
Consolidated Financial Statements (Amounts as of September 30, 1995 and
 1996 and for the nine month periods then ended are unaudited)
  Consolidated Balance Sheets at December 31, 1994 and 1995 and September
   30, 1996............................................................... F-22
  Consolidated Statements of Operations for each of the three years ended
   December 31, 1995 and for the nine months ended September 30, 1995 and
   1996................................................................... F-23
  Consolidated Statements of Stockholders' Equity for each of the three years ended December 31, 1995 and for the nine months ended September
   30, 1995 and 1996...................................................... F-24
  Consolidated Statements of Cash Flows for each of the three years ended
   December 31, 1995 and for the nine months ended September 30, 1995 and
   1996................................................................... F-25
Notes to Consolidated Financial Statements................................ F-26

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Signature Resorts, Inc.:

  We have audited the accompanying consolidated balance sheets of Signature Resorts, Inc. (a Maryland Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Resorts, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Orlando, Florida,
December 11, 1996

                            SIGNATURE RESORTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                    DECEMBER 31              SEPTEMBER 30
                              ------------------------ -------------------------
                                 1994         1995         1995         1996
                              ----------- ------------ ------------ ------------
                                                              (UNAUDITED)
ASSETS
Cash and cash equivalents...  $ 1,854,572 $  4,341,591 $  4,937,932 $  9,844,097
Cash in escrow..............    2,427,190    1,945,856    1,819,112    1,494,906
Mortgages receivable, net of
 an allowance of $1,570,886
 and $5,589,527 at December
 31, 1994 and 1995,
 respectively, $6,463,470
 and $5,693,022 at September
 30, 1995 and 1996,
 respectively...............   33,437,116   65,099,612   60,511,155   87,955,723
Due from affiliates.........          --     2,700,820    2,949,419    4,567,335
Other receivables, net......    1,019,673    6,383,134    3,222,218    8,249,342
Prepaid expenses and other
 assets.....................    1,676,348    2,125,118      888,148    2,274,542
Investment in joint
 venture....................    4,293,525    2,644,449    3,000,101    7,537,754
Real estate and development
 costs......................   33,452,751   46,757,151   43,341,935   85,030,279
Property and equipment,
 net........................      437,092    1,863,579      729,741    2,732,399
Intangible assets, net......    3,856,571    4,223,834    5,243,380    4,842,175
                              ----------- ------------ ------------ ------------
Total assets................  $82,454,838 $138,085,144 $126,643,141 $214,528,552
                              =========== ============ ============ ============
LIABILITIES AND EQUITY
Accounts payable............  $ 1,190,072 $  4,599,000 $  3,614,842 $  7,902,938
Accrued liabilities.........    5,931,911    8,854,772   10,181,227   11,765,984
Due to affiliates...........      138,245    1,422,098      469,654    1,631,848
Income taxes payable........          --           --           --       569,451
Deferred taxes..............          --           --           --    11,398,787
Notes payable to financial
 institutions...............   34,439,558   72,395,704   63,398,732   81,144,879
Notes payable to related
 parties....................    9,975,454   12,343,518   11,667,302          --
                              ----------- ------------ ------------ ------------
Total liabilities...........   51,675,240   99,615,092   89,331,757  114,413,887
Commitments (Note 11).......
Equity......................   30,779,598   38,470,052   37,311,384  100,114,665
                              ----------- ------------ ------------ ------------
Total liabilities and
 equity.....................  $82,454,838 $138,085,144 $126,643,141 $214,528,552
                              =========== ============ ============ ============


        See accompanying notes to the consolidated financial statements.

                            SIGNATURE RESORTS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    NINE MONTHS
                                YEAR ENDED DECEMBER 31          ENDED SEPTEMBER 30
                          ----------------------------------- -----------------------
                             1993        1994        1995        1995        1996
                          ----------- ----------- ----------- ----------- -----------
                                                                    (UNAUDITED)
REVENUES
Vacation Interval
 sales..................  $22,237,812 $40,269,401 $59,070,917 $46,384,993 $49,458,553
Interest income.........    1,825,483   3,683,302   6,928,862   4,668,436   6,626,609
Other income............      372,697     337,487   6,607,999   2,641,418   7,646,518
                          ----------- ----------- ----------- ----------- -----------
Total revenues..........   24,435,992  44,290,190  72,607,778  53,694,847  63,731,680
                          ----------- ----------- ----------- ----------- -----------
COSTS AND OPERATING
 EXPENSES
Vacation Interval cost
 of sales...............    5,707,542  12,393,647  15,649,805  12,547,235  11,254,793
Advertising, sales, and
 marketing..............   10,808,680  18,744,828  28,488,178  22,429,056  24,408,031
Loan portfolio:
  Interest expense--
   treasury.............      673,706   1,629,283   3,585,927   2,532,436   4,021,948
  Other expenses........      208,258     850,661   1,188,502     757,809   1,048,497
  Provision for doubtful
   accounts.............      618,650     923,129   1,786,811   1,470,640   1,371,926
General and
 administrative:
  Resort-level..........    2,346,043   2,863,833   4,946,525   2,759,876   4,960,842
  Corporate.............      877,134     874,137   1,607,413   1,130,266   2,428,228
Depreciation and
 amortization...........      384,470     489,160   1,675,515   1,158,337   1,674,822
                          ----------- ----------- ----------- ----------- -----------
Total costs and
 operating expenses.....   21,624,483  38,768,678  58,928,676  44,785,655  51,169,087
                          ----------- ----------- ----------- ----------- -----------
Net operating income....    2,811,509   5,521,512  13,679,102   8,909,192  12,562,593
Interest expense--
 other..................      518,612     958,628     475,693     343,796   1,867,765
Equity loss on
 investment in joint
 venture................          --      271,475   1,649,076   1,293,424      94,695
                          ----------- ----------- ----------- ----------- -----------
Net income before
 taxes..................    2,292,897   4,291,409  11,554,333   7,271,972  10,600,133
Income taxes............          --          --      641,545     210,322     539,204
                          ----------- ----------- ----------- ----------- -----------
Net income..............  $ 2,292,897 $ 4,291,409 $10,912,788 $ 7,061,650 $10,060,929
                          =========== =========== =========== =========== ===========
PRO FORMA INCOME DATA
 (UNAUDITED)
Net income before
 taxes..................  $ 2,292,897 $ 4,291,409 $11,554,333 $ 7,271,972 $10,600,133
Pro forma provision for
 income taxes...........      878,966   1,617,913   4,348,822   2,738,904   3,992,505
                          ----------- ----------- ----------- ----------- -----------
Pro forma net income....  $ 1,413,931 $ 2,673,496 $ 7,205,511 $ 4,533,068 $ 6,607,628
                          =========== =========== =========== =========== ===========
Pro forma net income per
 common share...........          --          --  $      0.63 $       --  $      0.54
Pro forma weighted
 average common shares
 outstanding............          --          --   11,354,705         --   12,321,759

        See accompanying notes to the consolidated financial statements.

                            SIGNATURE RESORTS, INC.

                       CONSOLIDATED STATEMENTS OF EQUITY

                        COMMON STOCK
                    ---------------------
                                            ADDITIONAL    RETAINED     MEMBERS'
                                             PAID-IN      EARNINGS      EQUITY       GENERAL      LIMITED
                      SHARES     AMOUNT      CAPITAL      (DEFICIT)    (DEFICIT)    PARTNERS      PARTNERS       TOTAL
                    ----------  ---------  ------------  -----------  -----------  -----------  ------------  ------------
Balance at January
 1, 1993..........         --   $     --   $        --   $       --   $       --   $    77,124  $  7,361,649  $  7,438,773
Issuance of Common
 Stock............         --         --            --           --           --           --            --            --
Contributions.....         --         --            --           --           --         1,010     2,500,890     2,501,900
Distributions.....         --         --            --           --           --      (154,488)     (240,890)     (395,378)
Net income........         --         --            --           --           --        17,269     2,275,628     2,292,897
                    ----------  ---------  ------------  -----------  -----------  -----------  ------------  ------------
Balance at
 December 31,
 1993.............         --         --            --           --           --       (59,085)   11,897,277    11,838,192
Issuance of Common
 Stock............         --         --            --           --           --           --            --            --
Contributions.....         --         --            --           --           --     3,204,997    12,315,000    15,519,997
Distributions.....         --         --            --           --           --           --       (870,000)     (870,000)
Net (loss) income.         --         --            --      (271,475)         --       183,363     4,379,521     4,291,409
                    ----------  ---------  ------------  -----------  -----------  -----------  ------------  ------------
Balance at
 December 31,
 1994.............         --         --            --      (271,475)         --     3,329,275    27,721,798    30,779,598
Issuance of Common
 Stock............         200     22,000           --           --           --           --            --         22,000
Contributions.....         --     155,000           --       656,133        1,000      374,000           --      1,186,133
Distributions.....         --         --            --           --    (2,438,000)     (42,467)   (1,950,000)   (4,430,467)
Net income........         --         --            --     2,050,680    1,004,385      515,536     7,342,187    10,912,788
                    ----------  ---------  ------------  -----------  -----------  -----------  ------------  ------------
Balance at
 December 31,
 1995.............         200    177,000             0    2,435,338   (1,432,615)   4,176,344    33,113,985    38,470,052
1996 activity
 (unaudited):
Proceeds from the
 sale of 6,037,500
 shares of common
 stock to the
 public, net of
 offering costs of
 $9,864,811.......  16,845,205    171,452    74,488,737            0            0            0             0    74,660,189
Goodwill from the
 acquisition of
 investment in
 Joint Venture in
 exchange for
 stock............     547,000      5,470     4,982,530          --           --           --            --      4,988,000
Acquisition of
 minority limited
 partners'
 interests........         --         --     (6,751,037)         --           --           --            --     (6,751,037)
Deferred taxes
 recorded in
 connection with
 the Consolidation
 Transactions.....         --         --    (11,227,504)         --           --           --            --    (11,227,504)
Interest accrued
 on deferred
 installment
 gains............         --         --       (517,993)         --           --           --            --       (517,993)
Distributions of
 partnership
 equity...........        (200)   (11,735)          --    (2,541,257)  (5,382,314)         --     (1,632,665)   (9,567,971)
Net income........         --         --            --     2,901,998    3,568,304     (164,269)    3,754,896    10,060,929
Reclassification
 of partners'
 equity in
 connection with
 the Consolidation
 Transactions.....         --    (168,261)   37,540,424   (1,370,497)   3,246,625   (4,012,075)  (35,236,216)          --
                    ----------  ---------  ------------  -----------  -----------  -----------  ------------  ------------
Balance at
 September 30,
 1996 (unaudited).  17,392,205  $ 173,926  $ 98,515,157  $ 1,425,582  $         0  $         0  $          0  $100,114,665
                    ==========  =========  ============  ===========  ===========  ===========  ============  ============

        See accompanying notes to the consolidated financial statements.

                            SIGNATURE RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           NINE MONTHS
                                  YEAR ENDED DECEMBER 31               ENDED SEPTEMBER 30
                          ----------------------------------------  --------------------------
                              1993          1994          1995          1995          1996
                          ------------  ------------  ------------  ------------  ------------
                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net income..............  $  2,292,897  $  4,291,409  $ 10,912,788  $  7,061,650  $ 10,060,929
Adjustments to reconcile
 net income to net cash
 (used in) provided by
 operating activities:
 Depreciation and
  amortization..........       384,470       489,160     1,675,515     1,158,337     1,674,822
 Provision for bad debt
  expense...............       618,650       923,129     1,786,811     1,470,640     1,371,926
 Equity loss on
  investment in joint
  venture...............           --        271,475     1,649,076     1,293,424        94,695
 Changes in operating
  assets and
  liabilities:
   Cash in escrow.......      (413,591)   (1,484,501)      481,334       608,078       450,950
   Due from affiliates..           --            --     (2,700,820)   (2,949,419)   (1,866,515)
   Prepaid expenses and
    other assets........      (642,680)   (1,033,668)     (448,770)      788,200      (149,423)
   Real estate and
    development costs...    (7,270,978)  (17,671,125)  (13,304,400)   (9,889,184)  (38,273,128)
   Other receivables....       (87,870)     (549,041)   (5,363,461)   (2,202,545)   (1,866,208)
   Accounts payable.....       358,896        24,486     3,408,928     2,424,770     3,303,938
   Accrued liabilities..     1,451,996     3,682,475     2,922,861     4,249,316     2,396,218
   Income taxes payable.           --            --            --            --        569,451
   Deferred taxes.......           --            --            --            --        171,283
   Due to affiliates....        45,730        92,515     1,283,853       331,409       209,750
                          ------------  ------------  ------------  ------------  ------------
Net cash (used in)
 provided by operating
 activities.............    (3,262,480)  (10,963,686)    2,303,715     4,344,676   (21,851,312)
                          ------------  ------------  ------------  ------------  ------------
INVESTING ACTIVITIES
Expenditures for
 investment in joint
 venture................           --     (4,565,000)          --            --            --
Expenditures for
 property and equipment.      (255,156)     (221,248)   (1,764,253)     (380,431)   (1,149,402)
Expenditures for
 intangible assets......      (722,923)   (3,146,546)   (1,705,012)   (2,457,364)   (2,012,581)
Mortgages receivable....    (9,797,740)  (17,007,472)  (33,449,307)  (28,544,679)  (24,228,037)
                          ------------  ------------  ------------  ------------  ------------
Net cash used in
 investing activities...   (10,775,819)  (24,940,266)  (36,918,572)  (31,382,474)  (27,390,020)
                          ------------  ------------  ------------  ------------  ------------
FINANCING ACTIVITIES
Proceeds from notes
 payable................    16,478,302    35,266,249    71,062,122    52,984,364    76,759,011
Payments on notes
 payable................    (7,591,261)  (16,358,188)  (33,105,976)  (24,025,190)  (68,009,836)
Proceeds from notes
 payable to related
 parties................     6,120,971     5,145,454     3,711,005     3,141,193     5,606,208
Payments on notes
 payable to related
 parties................    (1,773,209)   (2,569,224)   (1,342,941)   (1,449,345)  (17,949,726)
Equity contributions....     2,501,900    15,519,997     1,208,133       970,136           --
Proceeds from Initial
 Public Offering........           --            --            --            --     74,657,189
Acquisition of minority
 limited partners'
 interests..............           --            --            --            --     (6,751,037)
Equity distributions....      (395,378)     (870,000)   (4,430,467)   (1,500,000)   (9,567,971)
                          ------------  ------------  ------------  ------------  ------------
Net cash provided by
 financing activities...    15,341,325    36,134,288    37,101,876    30,121,158    54,743,838
                          ------------  ------------  ------------  ------------  ------------
Net increase in cash and
 cash equivalents.......     1,303,026       230,336     2,487,019     3,083,360     5,502,506
Cash and cash
 equivalents, beginning
 of period..............       321,210     1,624,236     1,854,572     1,854,572     4,341,591
                          ------------  ------------  ------------  ------------  ------------
Cash and cash
 equivalents, end of
 period.................  $  1,624,236  $  1,854,572  $  4,341,591  $  4,937,932  $  9,844,097
                          ============  ============  ============  ============  ============
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION
Cash paid during the
 period for interest....  $  1,352,000  $  3,646,117  $  5,413,502  $  4,753,739  $  9,156,703
                          ============  ============  ============  ============  ============
SUPPLEMENTAL DISCLOSURE
 OF NON-CASH INFORMATION
Acquisition of
 Investment in Joint
 Venture in exchange for
 stock recorded in
 connection with the
 Consolidation
 Transactions...........                                                          $  7,658,000
                                                                                  ============
Deferred taxes recorded
 in connection with the
 Consolidation
 Transactions...........                                                          $ 11,227,504
                                                                                  ============
Interest accrued on
 deferred installment
 gains recorded in
 connection with the
 Consolidation
 Transactions...........                                                          $    517,993
                                                                                  ============
Net assets of
 predecessor
 partnerships acquired
 in exchange for stock,
 net of cash transferred
 of approximately $4.5
 million recorded in
 connection with the
 Consolidation
 Transactions...........                                                          $ 35,324,920
                                                                                  ============

        See accompanying notes to the consolidated financial statements.

                            SIGNATURE RESORTS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             DECEMBER 31, 1995 AND SEPTEMBER 30, 1996 (UNAUDITED)

1. NATURE OF BUSINESS

  Signature Resorts, Inc. and its wholly-owned subsidiaries (the Company) generate revenues from the sale and financing of timeshare interests in its resorts, which typically entitle the owner to use a fully furnished vacation resort [in perpetuity,] typically for a one-week period each year (each, a Vacation Interval). The Company's principal operations consist of
(1) developing and acquiring vacation ownership resorts, (2) marketing and selling Vacation Intervals at its resorts, (3) providing consumer financing for the purchase of Vacation Intervals at its resorts, and (4) managing the operations of its resorts.

  The Company was incorporated in May 1996. On August 20, 1996, the Company consummated an initial public offering of a portion of its common stock (the Initial Public Offering). Concurrently with the Initial Public Offering, certain predecessor limited partnerships, limited liability companies and corporations (the Entities) exchanged their direct or indirect interest in, and obligations of, for shares of the Company's common stock (the Consolidation Transactions).

  For periods ended prior to September 30, 1996, the Entities were as follows:

                                        RESORT PROPERTY            DATE ACQUIRED/OPENED
                                        ---------------            --------------------
 Signature Resorts, Inc.
 Cypress Pointe Resorts, L.P.           Cypress Pointe Resort      November 1992
 Vacation Ownership Marketing Company   Cypress Pointe Resort      November 1992
 Fall Creek Resort, L.P.                Plantation at Fall Creek   July 1993
 Vacation Resort Marketing of Missouri,
  Inc.                                  Plantation at Fall Creek   July 1993
 Port Royal Resort, L.P.                Royal Dunes Resort         April 1994
 Grand Beach Resort, Limited            Embassy Vacation Resort
  Partnership                           Grand Beach                January 1995
 Resort Marketing International--       Embassy Vacation Resort
  Orlando                               Grand Beach                January 1995
 AKGI-Royal Palm, C.V.o.a.              Royal Palm Beach Club      July 1995
 AKGI-Flamingo, C.V.o.a.                Flamingo Beach Club        August 1995
 Premier Resort Management, Inc.
 Resort Telephone & Cable of Orlando,
  Inc.
 USA Vacation Investors, L.P.
 Kabushiki Gaisha Kei, LLC
 Argosy/KOAR Group, Inc.

  For the year ended December 31, 1994, AKGI-Royal Palm, C.V.o.a., AKGI-Flamingo, C.V.o.a., Premier Resort Management, Inc., Resort Telephone & Cable of Orlando, Inc., USA Vacation Investors, L.P., Argosy/KOAR Group, Inc. and Kabushiki Gaisha Kei, LLC had not been formed and, accordingly, did not form part of the combined 1994 financial statements. For the year ended December 31, 1993, Grand Beach Resort, Limited Partnership, and Vacation Resort Marketing of Missouri, Inc. had not been formed and, accordingly, did not form part of the combined 1993 financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  Prior to August 20, 1996, the accompanying financial statements include the combined accounts of Signature Resorts, Inc. and the companies listed in Note 1, which became wholly-owned by common interests. As a result, the combined accounts are now referred to as consolidated financial statements for the historical periods presented. All significant intercompany transactions and balances have been eliminated from these consolidated financial statements.

                            SIGNATURE RESORTS, INC.

  The Consolidation Transactions have been accounted for as a reorganization of entities under common control. Accordingly, the net assets of the predecessor entities were recorded at the predecessor entities' basis. In addition, the accompanying financial statements reflect the historical results of operations of the predecessor partnerships on a combined basis.

 Interim Financial Statements

  The accompanying unaudited interim financial statements at September 30, 1995 and 1996 and for the nine months ended September 30, 1995 and 1996 do not include all disclosures provided in the annual combined financial statements. These interim financial statements should be read in conjunction with the accompanying annual audited combined financial statements and the footnotes thereto. Results for the 1996 interim period are not necessarily indicative of the results to be expected for the year ending December 31, 1996. However, the accompanying interim financial statements reflect all adjustments which are, in the opinion of management, of a normal and recurring nature necessary for a fair presentation of the financial position and results of operations of the Company. Unless otherwise stated, all information subsequent to December 31, 1995, is unaudited.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of all highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents consist of cash and money market funds.

 Cash in Escrow

  Cash in escrow is restricted cash consisting of deposits received on sales of Vacation Intervals that are held in escrow until a certificate of occupancy is obtained or the legal recission period has expired.

 Real Estate and Development Costs

  Real estate is valued at the lower of cost or net realizable value. Development costs include both hard and soft construction costs and together with real estate costs are allocated to Vacation Intervals based upon their relative sales values. Interest, taxes, and other carrying costs incurred during the construction period are capitalized. The amount of interest capitalized during 1994 and 1995 was $2,040,544 and $2,088,382, respectively.

  In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996 and there has been no material impact on the Company's operations or financial position.

 Property and Equipment

  Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of 3 to 7 years.

  Depreciation and amortization expense related to property and equipment was $25,562, $59,710 and $337,765 in 1993, 1994, and 1995, respectively. For the nine months ended September 30, 1995 and 1996, depreciation and amortization expense was $87,783 and $280,582, respectively.

                            SIGNATURE RESORTS, INC.

 Intangible Assets

  Start-up costs and organizational costs incurred in connection with the formation of the Company have been capitalized and are being amortized on a straight-line basis over a period of one year. Start-up costs relate to costs incurred to develop a marketing program prior to receiving regulatory approval to market the related property.

  Financing and loan origination fees incurred in connection with obtaining funding for the Company have been capitalized and are being amortized on a straight-line basis over the life of the respective loans.

  Goodwill recorded in connection with the acquisition of the Investment in Joint Venture is being amortized by a fixed amount per Interval as Intervals are sold.

 Revenue Recognition

  The Company recognizes sales of Vacation Intervals on an accrual basis after a binding sales contract has been executed, a 10% minimum down payment has been received, the recision period has expired, construction is substantially complete, and certain minimum sales levels have been achieved. If all the criteria are met except that construction is not substantially complete, then revenues are recognized on the percentage-of-completion (cost to cost) basis. For sales that do not qualify for either accrual or percentage-of-completion accounting, all revenue is deferred using the deposit method.

  Revenues from resort management and maintenance services are recognized on an accrual basis as earned.

 Income Taxes

  Prior to August 20, 1996, the predecessor entities were taxed as regular corporations at the corporate level, as S corporations taxable at the shareholder level, or as partnerships taxable at the partner level. Due to the Initial Public Offering, the Company became subject to federal, state, and foreign income taxes from the effective date of the Initial Public Offering.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Reclassifications

  Certain reclassifications were made to the 1995 financial statements to conform to the 1996 presentation.

3. ACCOUNTS RECEIVABLE

  The Company has accrued insurance claims as a result of hurricane damage to its Royal Palm and Flamingo properties located in St. Maarten, Netherlands Antilles of $3.8 million and $1.5 million at December 31, 1995 and September 30, 1996, respectively. The receivable at September 30, 1996 consists of business interruption insurance claims. The Company has submitted additional claims above the amounts accrued for business interruption insurance and is in negotiations with its carriers regarding these claims.

4. MORTGAGES RECEIVABLE

  The Company provides financing to the purchasers of Vacation Intervals which are collateralized by their interest in such Vacation Intervals. The mortgages receivable bear interest at the time of issuance of between 12% and 17% and remain fixed over the term of the loan, which is seven to ten years. The weighted average rate of interest on outstanding mortgages receivable is 15%.

                            SIGNATURE RESORTS, INC.

  At December 31, 1994 and 1995, mortgages in the amount of $823,251 and $1,796,060, respectively, are noninterest bearing. These mortgages have not been discounted as management has determined that the effect would not be material on the combined financial statements.

  Additionally, the Company has accrued interest receivable related to mortgages receivable of $415,127 and $860,776 at December 31, 1994 and 1995, respectively, and $627,139 and $1,132,916 at September 30, 1995 and September 30, 1996, respectively. The accrued interest receivable at December 31, 1995 and September 30, 1996 is net of an allowance for doubtful accounts of $151,201 and $145,319, respectively.

  The following schedule reflects the principal maturities of mortgages receivable:

       Year ending December 31:
         1996...................................................... $ 6,347,717
         1997......................................................   7,230,664
         1998......................................................   8,422,516
         1999......................................................   9,778,920
         2000......................................................  11,315,961
         Thereafter................................................  27,593,361
                                                                    -----------
         Total principal maturities of mortgages receivable........  70,689,139
         Less allowance for doubtful accounts......................  (5,589,527)
                                                                    -----------
         Net principal maturities of mortgages receivable.......... $65,099,612
                                                                    ===========

  The Company considers all mortgages receivable past due more than 60 days to be delinquent. At December 31, 1995, $6,700,000 of mortgages receivable were delinquent.

  At December 31, 1995, the Company estimated that $1,560,000 of additional costs would be incurred related to Vacation Intervals sold or Vacation Intervals currently available for sale. Obligations related to such improvements are insignificant.

  The activity in the mortgages receivable allowance for doubtful accounts is as follows:

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30
                                                          ---------------------
                                     1994        1995        1995       1996
                                  ----------  ----------  ---------- ----------
                                                               (UNAUDITED)
Balance, beginning of the peri-
 od.............................  $  798,441  $1,570,886  $1,570,886 $5,589,527
Increase (Decrease) in allowance
 for purchased mortgage
 receivables....................         --   $3,156,166  $3,412,276   (729,633)
Provision.......................     923,129   1,786,811   1,470,640  1,371,926
Receivables (charged off) recov-
 ery............................    (150,684)   (924,336)      9,668   (538,798)
                                  ----------  ----------  ---------- ----------
Balance, end of the period......  $1,570,886  $5,589,527  $6,463,470 $5,693,022
                                  ==========  ==========  ========== ==========

  During September 1995, the Company recorded an allowance for doubtful accounts of $3,412,276 for certain mortgage portfolios acquired in conjunction with the acquisition of the two properties in St. Maarten.

                            SIGNATURE RESORTS, INC.

5. REAL ESTATE AND DEVELOPMENT COSTS

  Real estate and development costs and accumulated cost of sales consist of the following:

                                 DECEMBER 31                SEPTEMBER 30
                          --------------------------  --------------------------
                              1994          1995          1995          1996
                          ------------  ------------  ------------  ------------
                                                             (UNAUDITED)
Land....................  $ 18,102,052  $ 19,734,459  $ 18,451,761  $ 29,049,291
Development costs, ex-
 cluding capitalized
 interest...............    33,718,050    57,969,594    54,632,946    96,035,101
Capitalized interest....     2,730,363     5,300,400     4,667,789     8,260,858
                          ------------  ------------  ------------  ------------
Total real estate and
 development costs......    54,550,465    83,004,453    77,752,496   133,345,250
Less accumulated cost of
 sales..................   (21,097,714)  (36,247,302)  (34,410,561)  (48,314,971)
                          ------------  ------------  ------------  ------------
Net real estate and de-
 velopment costs........  $ 33,452,751  $ 46,757,151  $ 43,341,935  $ 85,030,279
                          ============  ============  ============  ============

6. INVESTMENT IN JOINT VENTURE

  The Company owns 100% of the partnership interests in one of the co-managing general partners of the Poipu Partnership, the partnership which directly owns the Embassy Vacation Resort at Poipu Point, a venture that acquired a 219 unit condominium project situated on 22 acres of oceanfront land at Koloa, Kauai, Hawaii (the "Property"). The sole purpose of the venture is to hold the Property for sale in phases as Vacation Intervals while generating revenues from transient rentals as the Vacation Intervals are being sold. As co-managing general partner, the Company holds a 0.5% partnership interest for purposes of distributions, profits and losses. The Company is also a limited partner of the Poipu Partnership and holds a 29.93% partnership interest for purposes of distributions, profits and losses, for a total partnership interest of 30.43%. In addition, following repayment of any outstanding partner loans, the Company is entitled to receive a 10% per annum return on the Founders' and certain former limited partners' initial capital investment of approximately $4.6 million in the Poipu Partnership. After payment of such preferred return and the return of approximately $4.6 million of capital to the Company on a pari passu basis with the other partner in the partnership, the Company is entitled to receive approximately 50% of the net profits of the Poipu Partnership. In the event certain internal rates of return specified under the partnership agreement are achieved, the Company is entitled to receive approximately 55% of the net profits of the Poipu Partnership.

  Summarized financial information as of December 31 relating to the Company's investment is as follows (in thousands):

                                                                 1994    1995
                                                                ------- -------
   Mortgages receivable........................................ $   --  $ 3,474
   Timeshare inventory.........................................     --    3,248
   Net property and equipment..................................  42,188  39,287
   Total assets................................................  45,553  50,696
   Notes payable...............................................  30,300  35,494
   Advances from partners......................................     --    4,000
   Partners' capital...........................................  14,108   8,688
   Revenues....................................................     491  10,119
   Net loss....................................................     892   5,419

  Concurrently with the Initial Public Offering, the Company exchanged 547,000 shares of stock with the former holders of interests in the Poipu Partnership for a 30.43% interest in the joint venture. As a result of this exchange, $4,988,000 of goodwill was recorded and is being amortized on a per Interval basis as Intervals are

                            SIGNATURE RESORTS, INC.

sold. The amortization of such goodwill for the nine months ended September 30, 1996 was $76,371. The Company also acquired a $2,546,513 note receivable from the partnership in connection with the exchange on which the Company has accrued approximately $30,000 of interest. This note bears interest at a rate of 12% per annum.

7. INTANGIBLE ASSETS

  Intangible assets and accumulated amortization consist of the following:

                                  DECEMBER 31              SEPTEMBER 30
                             -----------------------  ------------------------
                                1994        1995         1995         1996
                             ----------  -----------  -----------  -----------
                                                            (UNAUDITED)
Organizational costs........ $3,200,510  $ 3,884,581  $ 2,528,256  $ 3,134,066
Start-up costs..............    538,364      713,319    2,849,615    2,471,200
Loan origination fees.......    349,380      522,378      422,380      422,379
Financing fees..............    698,229    1,444,242    1,304,859    2,356,035
                             ----------  -----------  -----------  -----------
Total intangible assets.....  4,786,483    6,564,520    7,105,110    8,383,680
Less accumulated
 amortization...............   (929,912)  (2,340,686)  (1,861,730)  (3,541,505)
                             ----------  -----------  -----------  -----------
Net intangible assets....... $3,856,571  $ 4,223,834  $ 5,243,380  $ 4,842,175
                             ==========  ===========  ===========  ===========

  Amortization expense related to intangible assets was $358,908, $429,450, and $1,337,750 in 1993, 1994 and 1995, respectively. For the nine months ended September 30, 1995 and 1996, amortization expense was $1,070,555 and $1,394,240, respectively.

                            SIGNATURE RESORTS, INC.

8. NOTES PAYABLE

  Notes payable to financial institutions consist of the following:

                                      DECEMBER 31            SEPTEMBER 30
                                ----------------------- -----------------------
                                   1994        1995        1995        1996
                                ----------- ----------- ----------- -----------
                                                              (UNAUDITED)
Construction loans payable not
 to exceed $49 million in the
 aggregate, interest payable
 monthly at prime plus 2%
 (10.5% and 10.65% at December
 31, 1994 and 1995,
 respectively, and 11% and
 10.25% at September 30, 1995
 and 1996, respectively),
 principal and all accrued
 interest due on dates ranging
 from February 1996 to May
 1998, collateralized by
 substantially all the assets
 of the certain combined
 entities.....................  $ 4,573,849 $ 9,267,391 $ 6,359,756 $       --
Construction and acquisition
 loan payable, due October
 31,1998 with interest payable
 monthly at LIBOR plus 4.25%
 (9.94% at December 31, 1995
 and 10.75% and 10.25% at
 September 30, 1995 and 1996,
 respectively), secured by
 land, improvements and
 timeshare interests..........          --    1,897,716   1,698,511         --
Revolving lines of credit not
 to exceed $145 million in the
 aggregate (limited by
 eligible collateral), with
 interest payable monthly at
 rates ranging from prime plus
 2% to prime plus 3% (10.5% to
 11.5% and 10.65% to 11.65% at
 December 31, 1994 and 1995,
 respectively, and 10.25% to
 11.75% and 10.25% to 11.25%
 at September 30, 1995 and
 1996, respectively), payable
 in monthly installments of
 principal and interest equal
 to 100% of all proceeds of
 the receivables collateral
 collected during the month
 but not less than the accrued
 interest, with any remaining
 principal due seven to ten
 years after the date of the
 last advance related to
 mortgages receivable,
 collateralized by specific
 mortgages receivable.........   19,357,724  37,858,352  30,597,567  48,411,823
Revolving line of credit of
 $10 million, collateralized
 by certain mortgages
 receivable with interest
 payable at LIBOR plus 4.25%
 (9.94% at December 31, 1995
 and 10.38% and 9.75% at
 September 30, 1995 and 1996,
 respectively), payable in
 monthly installments of
 principal and interest equal
 to 100% of all proceeds of
 the receivables collateral
 collected during the month
 but not less than the accrued
 interest, with any remaining
 principal due October 31,
 2003.........................          --    1,571,070   3,737,910   4,154,852
Revolving line of credit of
 $11 million, with interest
 payable at prime plus 2.5%
 (11% and 10.75% at
 December 31, 1994 and
 September 30, 1995,
 respectively), and prime plus
 2% (10.65% and 10.25% at
 December 31, 1995 and
 September 30, 1996,
 respectively), secured by
 specific mortgages
 receivable, due ten years
 after the date on which the
 last advance related to the
 mortgages receivable is made.  $ 2,287,245 $ 4,058,306 $ 3,923,614 $ 3,807,138

                            SIGNATURE RESORTS, INC.

                                     DECEMBER 31            SEPTEMBER 30
                               ----------------------- -----------------------
                                  1994        1995        1995        1996
                               ----------- ----------- ----------- -----------
                                                             (UNAUDITED)
Revolving line of credit of
 $6.0 million, with interest
 payable at prime plus 3%
 (11.65% and 11.25% at
 December 31, 1995 and
 September 30, 1996,
 respectively), maturing seven
 years after the date of the
 last advance, secured by
 mortgages receivable......... $       --  $ 3,873,513 $       --  $ 2,889,328
Working capital loan payable,
 due September 30, 1995, with
 interest payable monthly at
 prime plus 2.5% (11% at
 December 31, 1994), secured
 by time-share interests and
 with total borrowings
 allowable of $2,425,000......   1,046,080         --          --          --
Working capital notes payable
 of $5.5 million, with
 interest payable at rates
 ranging from prime plus 2% to
 prime plus 2.5%, (10.65% to
 11.15% at December 31, 1995),
 due on dates ranging from
 July 1997 to November 1997,
 collateralized by certain
 mortgage receivables.........         --      521,397   1,121,656   2,955,815
Acquisition loans payable of
 $9.85 million, with interest
 payable at prime plus 3%
 (11.65% and 11.25% at
 December 31, 1995 and
 September 30, 1996,
 respectively), due on dates
 ranging from January 1998 to
 April 1998, payable with a
 portion of the proceeds
 received on the sale of
 Vacation Intervals,
 collateralized by specific
 mortgages receivable.........         --    5,998,283   9,846,289   2,735,530
Acquisition/construction loan
 payable of $9 million, with
 interest payable at prime
 plus 2% (10.25% at
 September 30, 1996), due by
 June 13, 1999, payable with a
 portion of the proceeds
 received on the sale of
 Vacation Intervals...........         --          --          --    2,363,539
Land loan payable of $2.3
 million, $1.8 million with
 interest payable at 18% and
 $0.5 million at a 0% interest
 rate, payable with a portion
 of the proceeds received on
 the sale of Vacation
 Intervals....................         --          --          --    5,443,833
Land purchase obligation at
 the Fall Creek Plantation
 property (see note 9 for
 further discussion)..........         --    1,500,000         --      639,626
Noninterest bearing land loan
 of $500,000 payable at
 $54 per interval sold with
 remaining balance due May 1,
 1991.........................                                         500,000
Notes payable to certain
 investors and former owners,
 with monthly principle
 payments of $100,000, plus
 interest at 12%, with
 additional interest of $325
 per interval sold............                                       2,000,000
Noninterest bearing purchase
 money mortgage note, payable
 in annual installments of $2
 million with final payment
 due November 5, 1997, net of
 a discount of $825,340 and
 $411,577 at December 31, 1994
 and 1995, respectively.......   7,174,660   5,588,423   6,000,000   4,000,000
Other notes payable...........         --      261,253     113,429   1,243,395
                               ----------- ----------- ----------- -----------
Total notes payable........... $34,439,558 $72,395,704 $63,398,732 $81,144,879
                               =========== =========== =========== ===========

                            SIGNATURE RESORTS, INC.

  Under the terms of the revolving lines of credit agreements, the Company may typically borrow from 85% to 90% of the balances of the pledged mortgages receivable. Of the aggregate of $178 million borrowings available under these certain agreements at September 30, 1996, the borrowing capacity expires seven to ten years after the date on which the last advance related to mortgages receivable was executed.

  Of the aggregate of $49 million available in construction loans payable, $2.0 million expires on January 31, 1997, $8.0 million expires January 14, 1998, $8.0 million expires on May 9, 1998, $3.0 million expires on October 31, 1998 and $28.0 million expires on April 30, 2000.

  The loans contain certain covenants, the most restrictive of which requires certain of the combined affiliates to maintain a minimum net worth, as defined in the related loan agreement. In addition, the loan agreements contain certain covenants restricting distributions to partners and additional borrowings. At December 31, 1995, $18.4 million of equity was specifically restricted from payment of distributions.

  At December 31, 1995, contractual maturities of mortgages and other notes payable over the next five years and thereafter, excluding first mortgage notes payable and revolving lines of credit totaling $54,859,524 as these amounts are payable based on established release prices or from excess cash flows related to certain timesharing week sales, are as follows:

       Due in fiscal year
         1996....................................................... $ 8,906,686
         1997.......................................................   4,886,527
         1998.......................................................   3,655,080
         1999.......................................................      29,129
         2000.......................................................      32,227
         Thereafter.................................................      26,531
                                                                     -----------
                                                                     $17,536,180
                                                                     ===========

9. LAND PURCHASE AGREEMENT AND RELATED DEBT

  The Company has entered into an agreement to purchase approximately 140 acres of land (the Property) at its Fall Creek Resort in Branson, Missouri, upon which it intends to construct Vacation Intervals. The property is to be acquired in four phases in four separate closings at a total purchase price of $6 million. The first closing has occurred with the Company acquiring the land for its first stage of development for $2 million. The second closing will occur upon the settlement of a noninterest bearing land purchase obligation of $1.5 million which will be paid as units are sold. The Company has the right but not the obligation to acquire the other two phases under similar land purchase obligations totaling $2.5 million.

10. RELATED-PARTY TRANSACTIONS

  The Company accrued $652,164 and $1,418,022 as a receivable and payable, respectively, at December 31, 1995 with the homeowners' associations at its resorts. The related party payable to the homeowners' associations at December 31, 1995 included $1,029,900 of a special assessment fee charged to the Company. At September 30, 1996, the Company, had accrued $2,903,873 and $1,631,856 as a receivable and payable, respectively, with the various homeowners' associations at its resorts. All amounts are classified as due from and due to related parties in the accompanying consolidated balance sheets.

  The Company recorded a receivable of $1,153,829 and $120,697 from two of its predecessor partnerships at December 31, 1995 for pre-development costs incurred by the Company at its Embassy Vacation Resort

                            SIGNATURE RESORTS, INC.

Lake Tahoe and San Luis Bay Resorts. Such predecessor partnerships were consolidated into the Company on August 20, 1996 as a result of the Consolidation Transactions.

  Included in due from related parties at December 31, 1995 and September 30, 1996 are approximately $310,000 and $1,549,555, respectively, relating to expenses paid on behalf of related parties to be subsequently reimbursed to the Company by such related party. Subsequent to September 30, 1996, the Company collected $739,458 of this amount.

  The Company also made payments of $295,001 during the twelve months ended December 31, 1995 to an affiliate of the Company for construction consulting and expense reimbursement. For the three months and nine months ended September 30, 1996, no such payments were made.

  Notes payable to related parties consist of the following:

                                             DECEMBER 31         SEPTEMBER 30
                                        ---------------------- ----------------
                                           1994       1995        1995     1996
                                        ---------- ----------- ----------- ----
                                                                 (UNAUDITED)
Notes payable to CPI Securities, L.P.,
 an affiliate of a limited partner,
 with interest at 10%, payable monthly
 and the entire principal balance and
 all accrued interest due on January
 4, 1995..............................  $  182,513 $       --  $       --  $--
Notes payable to CPI Securities, L.P.,
 an affiliate of a limited partner,
 with interest at 12%, payable monthly
 and the entire principal balance and
 all accrued interest due on December
 31, 1996 [see (a) below].............   2,722,250   2,722,250   2,722,250  --
Notes payable to Grace Investments,
 Ltd. one of the limited partners,
 with interest at 12% payable monthly,
 due on December 31, 1996 [see (a)
 below]...............................   1,666,650   1,666,650   1,666,650  --
Notes payable to Dickstein & Company,
 L.P., a limited partner, with
 interest payable monthly at 12%, due
 on December 31, 1996 [see (a) below].   1,111,100   1,111,100   1,111,100  --
Notes payable to certain employees,
 investors, and partners, with monthly
 principal payments of $100,000, plus
 interest at 12%, with additional
 interest of $325 per interval sold...   4,000,000   2,900,000   3,200,000  --
Acquisition loan payable with interest
 payable at 12%, due on December 31,
 1996.................................         --    1,495,000         --   --
Notes payable to partners, with
 interest accrued at 16%, payable on
 demand...............................         --    2,157,018   2,947,302  --
Other.................................     292,941     291,500      20,000  --
                                        ---------- ----------- ----------- ----
Total notes payable to related
 parties..............................  $9,975,454 $12,343,518 $11,667,302 $--
                                        ========== =========== =========== ====

                            SIGNATURE RESORTS, INC.

11. COMMITMENTS

  The Company entered into a license agreement in April 1994 with Embassy Vacation Resorts, a division of Embassy Suites, Inc. (ESI), to franchise the Grand Beach property. The license allows the resort to be operated and marketed as an "Embassy Vacation Resort." It provides for ESI to be paid a percentage of net sales of the Embassy Vacation Resort property. Additional terms are stated in the related license agreement.

  On September 23, 1996, the Company announced the signing of a merger agreement to acquire AVCOM for approximately $34.6 million of the Company's common stock plus the assumption of net debt. AVCOM is the parent company of All Seasons, Resorts, Inc., a developer, marketer and operator of timeshare resorts in Arizona, California and Texas.

  Under the terms of the merger agreement, the Company has agreed to issue approximately 1,480,000 shares of its common stock in exchange for all outstanding capital stock of AVCOM, based on the average high and low trading prices of the Company's common stock on September 20, 1996 of $19.44 per share. The actual number of its shares of the Company's common stock to be issued is subject to adjustment if the price of the Company's common stock on the NASDAQ National Market System exceeds $23.33 per share, or falls below $15.55 per share and under certain other circumstances. In addition, if the merger had taken place, as of September 30, 1996, the Company would have assumed approximately $22.6 million of AVCOM's net debt. Also, pursuant to the merger agreement, the Company committed to loan AVCOM $2.5 million. Management expects the merger will qualify for pooling accounting treatment. The Company has received an opinion from its independent financial advisor that the consideration paid by the Company in the proposed merger is fair from a financial point of view. It is anticipated that the acquisition will be consummated in the first quarter of 1997, subject to the occurrence of all conditions to closing.

  AVCOM Resorts, Inc. develops, markets and operates timeshare resorts in the western United States, with four existing resorts in Sedona, Arizona, one at Lake Arrowhead, California, one at South Lake Tahoe, California and one at Houston, Texas. In addition, All Seasons has resorts currently under development in Scottsdale, Arizona, and South Lake Tahoe, California, and has purchased twelve acres of land in Sedona, Arizona for future development.

  The proposed merger is subject to the approval of the stockholders of AVCOM, the satisfactory completion of due diligence by the Company, the expiration of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents and cash in escrow: The carrying amount reported in the balance sheet for cash and cash equivalents and cash in escrow approximates its fair value.

  Mortgages receivable: The carrying amount reported in the balance sheet for mortgages receivable approximates its fair value because the weighted average interest rate on the portfolio of mortgages receivable approximates current interest rates to be received on similar current mortgages receivable.

  Notes payable and notes payable to related parties: The carrying amount reported in the balance sheet for notes payable approximates its fair value because the interest rates on these instruments approximate current interest rates charged on similar current borrowings.

                            SIGNATURE RESORTS, INC.

  The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                                         1994                    1995
                                ----------------------- -----------------------
                                 CARRYING                CARRYING
                                   VALUE    FAIR VALUE     VALUE    FAIR VALUE
                                ----------- ----------- ----------- -----------
   Cash and cash equivalents... $ 1,854,572 $ 1,854,572 $ 4,341,591 $ 4,341,591
   Cash in escrow..............   2,427,190   2,427,190   1,945,856   1,945,856
   Mortgages receivable........  33,437,116  33,437,116  65,099,612  65,099,612
   Notes payable...............  34,439,558  34,439,558  72,395,704  72,395,704
   Notes payable to related
    parties....................   9,975,454   9,975,454  12,343,518  12,343,518

13. OTHER INCOME

  Other income for the year ended December 31, 1995 primarily consists of business interruption insurance proceeds of $2,000,000, income from purchased mortgages receivable of $2,180,000, rental income of $1,293,000 and management fees of $841,000. Included in other income for the nine months ended
September 30, 1996 is $2,940,490 of income from purchased mortgages receivable, $1.7 million of income related to the settlement of certain receivables from the former owners of the St. Martin properties, $1,215,374 of rental income and $769,253 of management fees.

14. PRO FORMA DISCLOSURES (UNAUDITED)

  On August 20, 1996 the Company consummated a public offering which made it subject to federal, state, and foreign income taxes from the effective date of the Initial Public Offering. In addition, the Company is now required to record a deferred tax liability for cumulative temporary differences between financial reporting and tax reporting following the effective date of the Initial Public Offering. During the nine months ended September 30, 1996, the Company recorded approximately $315,000 of current income tax expense and approximately $171,000 of deferred income tax expense. Additionally, the Company recorded deferred taxes of $11,227,504 related to deferred taxes from previous years that were assumed as part of the Initial Public Offering. The total current tax liability and deferred tax liability at September 30, 1996 was $569,451 and $11,398,787, respectively. Both the deferred tax assets, deferred tax liabilities, and the current tax provision were estimated based on management's most recent information as of September 30, 1996.

  The Company has recorded $517,993 of accrued interest related to deferred installment gains from previous years that were assumed as part of the Initial Public Offering.

                            SIGNATURE RESORTS, INC.

  The unaudited pro forma provision for income taxes represents the estimated income taxes that would have been reported had the Company filed federal, state and foreign income tax returns as a regular C corporation. The following summarizes the unaudited pro forma provision for income taxes:

                                                              NINE MONTHS ENDED
                                     DECEMBER 31                SEPTEMBER 30
                            ------------------------------  ---------------------
                              1993      1994       1995        1995       1996
                            -------- ---------- ----------  ---------- ----------
                                                                 (UNAUDITED)
   Current:
     Federal............... $405,552 $  361,290 $1,579,424  $1,358,974 $2,242,039
     States................   41,148        --       4,934     151,183    233,882
     Foreign...............      --         --     662,288     122,618     49,186
                            -------- ---------- ----------  ---------- ----------
                             446,700    361,290  2,246,646   1,632,775  2,525,107
   Deferred:
     Federal...............  346,393  1,018,602  1,476,865     860,317  1,080,838
     States................   85,873    238,021    633,808     245,812    344,819
     Foreign...............      --         --      (8,497)        --      41,741
                            -------- ---------- ----------  ---------- ----------
                             432,266  1,256,623  2,102,176   1,106,129  1,467,398
                            -------- ---------- ----------  ---------- ----------
   Unaudited pro forma
    provision for income
    taxes.................. $878,966 $1,617,913 $4,348,822  $2,738,904 $3,992,505
                            ======== ========== ==========  ========== ==========

  The reconciliation between the unaudited pro forma statutory provision for income taxes and the unaudited pro forma actual provision for income taxes is shown as follows for the year ended December 31:

                                                  1993      1994       1995
                                                -------- ---------- ----------
     Income tax at federal statutory rate...... $779,585 $1,459,079 $3,928,474
     State tax, net of federal benefit.........   97,521    156,862    422,336
     Foreign tax, net of federal benefit.......      --         --      (8,497)
     Nondeductible expenses....................    1,860      1,972      6,509
                                                -------- ---------- ----------
     Unaudited pro forma provision for income
      taxes.................................... $878,966 $1,617,913 $4,348,822
                                                ======== ========== ==========

                            SIGNATURE RESORTS, INC.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the pro forma net deferred tax liabilities were as follows for the year ended December 31:

                                             1993         1994         1995
                                          -----------  -----------  -----------
     Deferred tax assets:
       Book over tax depreciation.......  $       --   $       --   $    28,142
       Book over tax amortization.......       16,870          --       218,340
       Allowance for doubtful accounts..      258,859      621,128    1,355,617
       Gain on foreclosure..............          --           --       203,716
       Start-up costs...................       96,794       96,794       96,794
       Net operating loss carryforward..          --     1,048,417          --
       Federal benefit of state deferred
        tax.............................       67,830      148,712      364,207
       Foreign tax credit carryover.....          --           --       632,007
       Minimum tax credit carryover.....      561,679      922,969    2,502,393
                                          -----------  -----------  -----------
     Total deferred tax assets..........    1,002,032    2,838,020    5,401,216
     Deferred tax liabilities:
       Tax over book depreciation.......      (20,374)     (29,334)         --
       Tax over book amortization.......          --       (40,033)         --
       Installment sales................   (1,771,627)  (4,124,917)  (8,586,188)
       Marketing and commissions........      (18,443)    (456,322)    (568,394)
       Deferred sales...................          --      (281,931)     (82,903)
       Interest capitalization, net of
        recovery........................          --        56,688     (453,097)
       Other............................       14,141      (13,065)     127,799
                                          -----------  -----------  -----------
     Total deferred tax liabilities.....   (1,796,303)  (4,888,914)  (9,562,783)
                                          -----------  -----------  -----------
     Pro forma net deferred tax
      liabilities.......................  $  (794,271) $(2,050,894) $(4,161,567)
                                          ===========  ===========  ===========

  Additionally, certain of the Company's combined affiliates include foreign corporations which are taxed at a regular rate of 45%. The Company has filed a request for a tax holiday for AKGI-Royal Palm C.V.o.a. This request has been verbally approved by the Chairman of the Tax Facility which effectively reduces the tax to 2%. This 2% tax liability rate will be in effect up to and including the fiscal year 1997. Generally, a foreign tax credit is allowed for any taxes paid on foreign income up to the amount of U.S. tax.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
AVCOM International, Inc.

  We have audited the accompanying consolidated balance sheets of AVCOM International, Inc. (Company) as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AVCOM International, Inc. as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Phoenix, Arizona
May 31, 1996, except for Note 12,
 as to which the date is July 1, 1996

                           AVCOM INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                             DECEMBER 31,
                                        ------------------------  SEPTEMBER 30,
                                           1994         1995          1996
                                        -----------  -----------  -------------
                                                                   (UNAUDITED)
                ASSETS
Cash ($1,026,000, $278,000 and $0
 restricted at December 31, 1994 and
 1995 and September 30, 1996,
 respectively)......................... $ 1,026,000  $ 1,807,000   $   687,000
Notes receivable, net..................   5,939,000   18,659,000    36,659,000
Receivables from related parties.......     734,000      690,000     1,320,000
Other receivables......................     386,000      626,000     1,037,000
Resort property held for timeshare
 sales and under development...........  10,643,000   10,827,000    26,705,000
Property and equipment, net............   1,906,000    2,188,000     5,580,000
Prepaid loan commitment fees...........         --       199,000       414,000
Deferred marketing and selling costs...      40,000      759,000     4,143,000
Capitalized start-up costs, net........         --           --        470,000
Investment in common stock.............         --           --        600,000
Other assets...........................     178,000      179,000       668,000
                                        -----------  -----------   -----------
Total assets........................... $20,852,000  $35,934,000   $78,283,000
                                        ===========  ===========   ===========
 LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and other accrued
 liabilities........................... $   989,000  $ 2,524,000   $ 9,665,000
Deferred revenue.......................      80,000          --      7,055,000
Commissions payable....................     442,000    1,009,000     1,328,000
Amounts due to related parties.........     387,000      484,000       354,000
Income taxes payable...................     403,000      500,000           --
Deferred income taxes payable..........   2,176,000    2,624,000     1,597,000
Capitalized leases payable.............     378,000      761,000     1,586,000
Notes payable..........................  12,582,000   22,692,000    51,320,000
                                        -----------  -----------   -----------
Total liabilities......................  17,437,000   30,594,000    72,905,000
                                        -----------  -----------   -----------
Minority interest in consolidated lim-
 ited partnership......................         --           --      1,612,000
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, $.01 par
   value; 1,400,000 shares authorized,
   1,310,700 shares issued and
   outstanding; liquidation preference
   of $1,521,000 at December 31, 1995
   and $1,600,000 at September 30,
   1996................................      13,000       13,000        13,000
  Common stock, $.01 par value;
   10,000,000 shares authorized,
   3,290,300 and 3,653,936 shares
   issued and outstanding at December
   31, 1994 and 1995, respectively, and
   3,963,936 shares at September 30,
   1996................................      33,000       38,000        41,000
  Paid-in capital......................     939,000    1,819,000     2,216,000
  Retained earnings....................   2,460,000    3,500,000     1,526,000
                                        -----------  -----------   -----------
                                          3,445,000    5,370,000     3,796,000
  Less treasury stock, 12,000 shares of
   common stock, at cost...............     (30,000)     (30,000)      (30,000)
                                        -----------  -----------   -----------
Total stockholders' equity.............   3,415,000    5,340,000     3,766,000
                                        -----------  -----------   -----------
Total liabilities and stockholders'
 equity................................ $20,852,000  $35,934,000   $78,283,000
                                        ===========  ===========   ===========

                            See accompanying notes.

                           AVCOM INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -------------------------------------  ------------------------
                             1993         1994         1995         1995         1996
                          -----------  -----------  -----------  -----------  -----------
                                                                       (UNAUDITED)
REVENUES
Sales of timeshare
 interests..............  $14,481,000  $24,130,000  $33,231,000  $24,821,000  $30,411,000
Timeshare management....      452,000      650,000    1,256,000      962,000    1,059,000
Contract commission
 revenue................          --           --           --           --       497,000
Gain on sale of notes
 receivable.............      167,000      571,000      566,000      564,000       77,000
Health club revenue.....          --           --           --           --       375,000
Other...................       99,000       66,000      193,000      137,000      250,000
                          -----------  -----------  -----------  -----------  -----------
                           15,199,000   25,417,000   35,246,000   26,484,000   32,669,000
COST OF SALES AND
 OPERATING EXPENSES
Cost of timeshare
 interests sold.........    3,548,000    6,792,000   11,081,000    7,682,000    8,744,000
Marketing and selling...    6,950,000   12,232,000   13,920,000   11,232,000   15,117,000
Timeshare management....      547,000      743,000    1,571,000    1,023,000    1,769,000
Contract marketing and
 selling................          --           --           --           --       974,000
Health club expenses....          --           --           --           --       572,000
General and
 administrative.........    1,621,000    3,034,000    4,780,000    3,256,000    6,229,000
Resort property
 valuation allowance....          --           --           --           --       839,000
Provision for doubtful
 accounts...............      251,000      371,000      792,000      212,000    1,055,000
                          -----------  -----------  -----------  -----------  -----------
                           12,917,000   23,172,000   32,144,000   23,405,000   35,299,000
                          -----------  -----------  -----------  -----------  -----------
Operating income (loss).    2,282,000    2,245,000    3,102,000    3,079,000   (2,630,000)
Minority interest in
 consolidated limited
 partnership............          --           --           --           --      (112,000)
Interest and financing
 costs..................     (335,000)    (809,000)  (1,818,000)  (1,122,000)  (2,944,000)
Interest income.........      236,000      180,000      594,000      253,000    2,396,000
                          -----------  -----------  -----------  -----------  -----------
Income (loss) before
 income taxes...........    2,183,000    1,616,000    1,878,000    2,210,000   (3,290,000)
Provision for (benefit
 from) income taxes.....    1,970,000      695,000      838,000      936,000   (1,316,000)
                          -----------  -----------  -----------  -----------  -----------
Net income (loss).......  $   213,000      921,000    1,040,000    1,274,000   (1,974,000)
                          ===========
Cumulative preferred
 stock dividends........                   105,000      105,000       79,000       79,000
                                       -----------  -----------  -----------  -----------
Net income (loss)
 available for common
 stockholders...........               $   816,000  $   935,000  $ 1,195,000  $(2,053,000)
                                       ===========  ===========  ===========  ===========
Earnings (loss) per
 share..................               $      0.16  $      0.17  $      0.22  $     (0.41)
                                       ===========  ===========  ===========  ===========
Pro forma earnings per
 share (unaudited)......  $      0.27
                          ===========
Weighted average common
 shares and common share
 equivalents (pro forma
 in 1993--unaudited)....    4,682,507    4,942,759    5,554,089    5,530,669    4,987,080
                          ===========  ===========  ===========  ===========  ===========

                            See accompanying notes.

                           AVCOM INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             CONVERTIBLE
                           PREFERRED STOCK    COMMON STOCK
                          ----------------- -----------------  PAID-IN     RETAINED    TREASURY
                           SHARES   AMOUNT   SHARES   AMOUNT   CAPITAL     EARNINGS     STOCK       TOTAL
                          --------- ------- --------- ------- ----------  -----------  --------  -----------
Balance at December 31,
 1992...................  1,310,700 $13,000 2,890,300 $29,000 $  451,000  $ 1,326,000  $    --   $ 1,819,000
Issuance of common
 stock..................        --      --    400,000   4,000    496,000          --        --       500,000
Redemption of
 partnership interests..        --      --        --      --     (18,000)         --        --       (18,000)
Net income..............        --      --        --      --         --       213,000       --       213,000
                          --------- ------- --------- ------- ----------  -----------  --------  -----------
Balance at December 31,
 1993...................  1,310,700  13,000 3,290,300  33,000    929,000    1,539,000       --     2,514,000
Repurchase of common
 stock..................        --      --        --      --         --           --    (30,000)     (30,000)
Payment for stock held
 in escrow..............        --      --        --      --      10,000          --        --        10,000
Net income..............        --      --        --      --         --       921,000       --       921,000
                          --------- ------- --------- ------- ----------  -----------  --------  -----------
Balance at December 31,
 1994...................  1,310,700  13,000 3,290,300  33,000    939,000    2,460,000   (30,000)   3,415,000
Issuance of common
 stock, net of issuance
 costs of $114,999......        --      --    363,636   5,000    880,000          --        --       885,000
Net income..............                --        --      --         --     1,040,000       --     1,040,000
                          --------- ------- --------- ------- ----------  -----------  --------  -----------
Balance at December 31,
 1995...................  1,310,700  13,000 3,653,936  38,000  1,819,000    3,500,000   (30,000)   5,340,000
Conversion of
 subordinated debt
 (unaudited)............                      310,000   3,000    397,000                             400,000
Net (loss) (unaudited)..        --      --        --      --         --    (1,974,000)      --    (1,974,000)
                          --------- ------- --------- ------- ----------  -----------  --------  -----------
Balance at September 30,
 1996 (unaudited).......  1,310,700 $13,000 3,963,936 $41,000 $2,216,000  $ 1,526,000  $(30,000) $3,766,000
                          ========= ======= ========= ======= ==========  ===========  ========  ===========

                            See accompanying notes.

                           AVCOM INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                          ---------------------------------------  ------------------------
                             1993          1994          1995         1995         1996
                          -----------  ------------  ------------  -----------  -----------
                                                                         (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net income (loss).......  $   213,000  $    921,000  $  1,040,000  $ 1,274,000  $(1,974,000)
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 operating activities:
Gain on sale of notes
 receivable.............     (167,000)     (571,000)     (566,000)    (564,000)     (77,000)
Deferred income taxes...    1,658,000       506,000       448,000      571,000   (1,027,000)
Provision for doubtful
 accounts...............      251,000       371,000       792,000      212,000    1,055,000
Depreciation and
 amortization...........       56,000       146,000       185,000      131,000      848,000
Write-off of resort
 property...............          --            --            --           --       839,000
Changes in operating
 assets and liabilities:
Restricted cash.........          --     (1,026,000)      748,000      796,000      278,000
Receivables from related
 parties................     (382,000)     (328,000)       44,000     (169,000)    (630,000)
Other receivables.......      (71,000)     (195,000)     (240,000)    (100,000)    (411,000)
Resort property held for
 timeshare sales........    1,684,000    (1,013,000)     (184,000)    (629,000)  (6,623,000)
Prepaid loan commitment
 fee....................          --            --       (199,000)         --      (493,000)
Deferred marketing and
 selling costs..........          --            --       (719,000)         --    (3,384,000)
Capitalized start-up
 costs..................          --            --            --           --      (470,000)
Other assets............      139,000            --        (1,000)    (135,000)    (489,000)
Accounts payable and
 other accrued
 liabilities............     (402,000)      720,000     1,535,000      887,000    7,141,000
Commissions payable.....     (463,000)      361,000       567,000      521,000      319,000
Amounts due to related
 parties................       79,000       308,000        97,000      (44,000)    (130,000)
Deferred revenue........          --            --        (80,000)                7,055,000
Income taxes payable....      312,000        91,000        97,000      350,000     (500,000)
                          -----------  ------------  ------------  -----------  -----------
Net cash provided by
 operating activities...    2,907,000       291,000     3,564,000    3,101,000    1,327,000
CASH FLOWS FROM
 INVESTING ACTIVITIES
Additions to notes
 receivable.............   (9,472,000)  (20,539,000)  (26,843,000) (19,512,000) (30,004,000)
Proceeds from sales of
 notes receivable.......    7,211,000    18,425,000    11,645,000   10,009,000    6,210,000
Collections of notes
 receivable.............      300,000       740,000     2,252,000      571,000    6,571,000
Purchases of property
 and equipment..........     (236,000)     (552,000)     (467,000)     (77,000)    (631,000)
Investment in common
 stock..................          --            --            --           --       (50,000)
                          -----------  ------------  ------------  -----------  -----------
Net cash used by
 investing activities...   (2,197,000)   (1,926,000)  (13,413,000)  (9,009,000) (17,904,000)
CASH FLOWS FROM
 FINANCING ACTIVITIES
Proceeds from notes
 payable................    1,115,000     4,413,000    22,410,000   10,144,000   34,632,000
Principal payments on
 notes payable..........   (1,874,000)   (3,542,000)  (12,301,000)  (4,991,000) (20,178,000)
Proceeds from
 capitalized leases
 payable................      238,000       315,000       604,000      189,000          --
Principal payments on
 capitalized leases
 payable................      (65,000)     (110,000)     (220,000)    (162,000)    (331,000)
Minority interest in
 limited partnership....                                                   --     1,612,000
Redemptions of partners.      (18,000)          --            --           --           --
Payments to redeeming
 partners...............      (79,000)          --            --           --           --
Purchase of treasury
 stock..................          --        (30,000)          --           --           --
Issuance of common
 stock, net of issuance
 costs..................      500,000           --        885,000      984,000          --
                          -----------  ------------  ------------  -----------  -----------
Net cash provided (used)
 by financing
 activities.............     (183,000)    1,046,000    11,378,000    6,164,000   15,735,000
                          -----------  ------------  ------------  -----------  -----------
Net increase (decrease)
 in cash................      527,000      (589,000)    1,529,000      256,000     (842,000)
Cash, excluding
 restricted cash, at
 beginning of period....       62,000       589,000           --           --     1,529,000
                          -----------  ------------  ------------  -----------  -----------
Cash, excluding
 restricted cash, at end
 of period..............  $   589,000  $        --   $  1,529,000  $   256,000  $   687,000
                          ===========  ============  ============  ===========  ===========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION
Income taxes paid.......  $       --   $    127,000  $    367,000  $    33,000  $   353,000
                          ===========  ============  ============  ===========  ===========
SUPPLEMENTAL DISCLOSURE
 OF NONCASH ACTIVITY
Acquisition of resort
 property through
 origination of notes
 payable................  $       --   $  7,275,000  $    805,000  $   805,000  $10,094,000
Acquisition of office
 building and land
 through origination of
 note payable...........          --      1,165,000           --           --     2,098,000
Payment received for
 stock held in escrow
 through forgiveness of
 note payable to
 stockholder............          --         10,000           --           --           --
Acquisition of stock in
 Trion through
 origination of note
 payable................                                                            550,000
Acquisition of notes
 receivable through
 origination of note
 payable................                                                          1,832,000
Acquisition of equipment
 through origination of
 capitalized leases.....                                                          1,156,000
Conversion of note
 payable to common
 stock..................                                                            400,000

                            See accompanying notes.

                           AVCOM INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

         (INFORMATION AT SEPTEMBER 30, 1996 AND FOR THE PERIODS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

 Organization and Business Combination

  American Vacation Company, Inc., a Delaware corporation, was incorporated on August 16, 1993. On August 20, 1993, Cannon Time Corp. (Cannon) was merged with and into the Company. Cannon was formed on March 16, 1988 and had not conducted business operations since 1990. On September 27, 1993, American Vacation Company, Inc. changed its name to AVCOM International, Inc. (Company).

  Effective September 1, 1993, the Company exchanged 1,531,300 shares of common stock and 1,310,700 shares of preferred stock for 100 percent of the partners equity of Villashare Partners Limited Partnership (Villashare Partners) and the common stock of its general partner, All Seasons Resorts, Inc. (formerly All Seasons Development, Incorporated) (All Seasons). The merger has been accounted for as a reverse merger with Villashare Partners as the acquirer for accounting purposes.

  On September 30, 1995, the Company purchased all of the outstanding stock of All Seasons Properties, Inc. (ASP) and Great Western Financial, Inc. (GWFI) for $100,000, by issuing promissory notes to the shareholders of ASP and GWFI. ASP and GWFI were wholly-owned by the chief executive officer and the president of the Company and had liabilities in excess of assets on an historical cost basis of approximately $177,000 at the date of the acquisition. ASP's assets, which aggregated approximately $580,000, consisted primarily of resort property held for timeshare sales and timeshare notes receivable at the date of acquisition. The acquisition has been accounted for as a purchase and the results of the operations of ASP and GWFI are included in the Company's consolidated financial statements from the date of acquisition.

  Prior to June 20, 1995, the Company utilized one company at its projects to provide all marketing and selling services which were paid solely on a commission basis. The Company terminated its relationship with the marketing company and acquired All Seasons Realty, Inc. in June 1995, for $1,000. As a result, the Company is currently performing the selling and marketing of its projects through All Seasons Realty, Inc. All Seasons Realty, Inc. did not have material activity prior to the acquisition, which has been accounted for as a purchase.

  In January 1996, the Company purchased 40 percent of the common stock of Trion Capital Corporation (Trion), the general partner of Arrowhead Capital Partners developing North Bay Resort at Lake Arrowhead (see Note 3).

 Business Activities

  The Company develops resort properties for timeshare sales, finances ownership interests in such properties, and manages the operations of the resort properties and their related homeowners associations. The Company's capital requirements related to the development of future projects and the financing of notes receivables have been and will continue to be significant. In addition, the Company's level of general and administrative costs is based on the level of sales and development activity which occurred in 1995 and which is anticipated in 1996. Further, the Company has and will continue to incur initial start-up sales and marketing costs in anticipation of future projects and transactions. To date, the Company has been substantially dependent upon loans from banks and private lenders and the sale or pledge of notes receivable to finance its developments and operations. The Company will be required to seek significant amounts of additional debt and/or equity capital to continue to finance or sell its notes receivable, develop its proposed projects and carry the current level of overhead. There is no assurance that the Company can continue to obtain adequate financing from lenders for its financing or sale

                           AVCOM INTERNATIONAL, INC.

of notes receivable or its project developments and operations if and when required, or on terms acceptable to the Company.

  In the event the Company is unsuccessful in obtaining additional funds necessary for these purposes, management may need to take steps to continue to operate within the available cash flow. Such steps may include, among others, postponement or abandonment of certain timeshare projects and transactions, reduction of general and administrative costs, or reduction of selling and marketing costs.

 Principles of Consolidation

  The consolidated financial statements include the accounts of AVCOM International, Inc. and its wholly-owned subsidiaries and a majority owned limited partnership. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in joint ventures and the Company's investment in 40 percent of the common stock of Trion Capital Corporation are accounted for on the equity method.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions include expected default rates on notes receivable, resale value of the timeshare interests received through foreclosure, total construction and other costs to develop projects and the resulting cost per interval, and recoverability of costs incurred on projects, particularly those projects which are in the early stages. Actual results could differ from those estimates.

 Resort Property Held for Timeshare Sales and Underdevelopment

  Resort property held for timeshare sales and under development is recorded at historical cost less amounts charged to cost of sales for timeshare sales. As timeshare interests are sold, the Company amortizes to cost of sales the average carrying cost of the respective timeshare interest, which includes an estimate of future completion costs related to remodeling and/or construction. Timeshare interests received in exchange for timeshare interests in property which were not developed by the Company are recorded at the fair value of the timeshare interest received. Timeshare interests received in exchange for timeshare interests at properties developed by the Company or through foreclosure are recorded at the average carrying cost of timeshare interests for the related project, which management believes approximates fair value.

  In addition to direct construction costs, interest and indirect product costs are capitalized as part of the cost of the property during the periods of qualifying activities. Indirect product costs include the allocation of certain payroll and administrative costs attributed to personnel directly involved with the development and construction of the respective properties and estimated subsidies of the homeowners' association related to the property.

 Recognition of Revenue

  Generally, timeshare interests are sold under contracts which provide a cash down payment and a deferred payment balance evidenced by a promissory note secured by a deed of trust or mortgage on the timeshare interest. Sales of timeshare interests are recognized using the percentage of completion method after a binding sales contract has been executed, a 10 percent minimum down payment has been received, and certain minimum sales and construction levels have been obtained. Under the percentage of completion method, the portion of revenue applicable to costs incurred, as compared to total estimated development costs, is recognized in the period of sale. Sales which do not meet these criteria are deferred using the deposit method.

                           AVCOM INTERNATIONAL, INC.

  Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as deposits. Commissions and other selling costs, attributable to the sale, are deferred until the sale is recorded. If a contract is canceled before qualifying as a sale, nonrecoverable selling expenses are charged to expense and deposits forfeited are credited to income.

  Contract commission revenues are earned and recognized upon close of escrow of the related sale. Contract marketing and selling costs are expensed when incurred.

  The deferred revenue resulting from the percentage of completion method was approximately $80,000, $0 and $6,980,000 at December 31, 1994 and 1995, and September 30, 1996, respectively.

  Timeshare management revenue represents daily room rentals and fees for management of the resorts. Such revenues are net of amounts due to timeshare interval owners, if any, and are recorded as the rooms are rented or the services are performed.

  Health club initiation fees are deferred and amortized to revenue over three years.

  The present value of the difference between the stated interest rate of notes receivable sold and the yield to the purchaser (interest rate differential) is recognized as a gain at the time the notes receivable are sold, less an allowance for estimated prepayments and notes receivable repurchased pursuant to the recourse provisions.

 Allowances for Losses

  The Company provides for losses on notes receivable, including notes receivable owned by the Company and notes sold with recourse, by a charge against earnings at the time of sale, at a rate based on historical default experience.

 Property and Equipment

  Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method based on the following estimated lives:

        Equipment......................................................  5 years
        Furniture and fixtures.........................................  7 years
        Building improvements.......................................... 10 years
        Buildings...................................................... 40 years

 Income Taxes

  Prior to the merger, Villashare Partners was taxed as a partnership. Accordingly, Villashare Partners did not pay federal or state income taxes on its income. Instead, the partners were liable for individual federal and state income taxes based on their respective partnership interests.

  On September 1, 1993, the assets, liabilities and operations of Villashare Partners were transferred to All Seasons as a result of the merger. Deferred income taxes were established at that time for temporary differences between the financial reporting basis and the tax basis of the assets and liabilities.

  The Company follows Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes," which uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when differences are expected to reverse.

                           AVCOM INTERNATIONAL, INC.

 Capitalized Start-Up Costs

  It is the Company's policy to capitalize as start-up costs all marketing and selling expenses incurred at new resort projects up to sixty days after sales begin. Capitalized start-up costs are then amortized over one year.

 Advertising Expense

  The cost of advertising is expensed as incurred. The Company did not incur any significant amounts of advertising costs during the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, respectively.

 Stock Based Compensation

  The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

  In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. Statement No. 123 allows for a fair value based method of accounting for employee stock options and similar equity instruments. The Company applies the recognition and measurement provisions of APB Opinion No. 25 to all employee stock options and similar equity instruments awarded after December 31, 1995.

 Fair Value of Financial Instruments

  The carrying value of cash, receivables, and accounts payable and other accrued liabilities approximate fair value due to the short-term nature of these assets and liabilities. The fair value of notes receivable held with a carrying value of $15,357,000 is approximately $15,900,000 at December 31, 1995. The fair value of debt approximates its carrying value since the current rates reflect the rates at which the Company could borrow funds with similar maturities.

 Concentration of Credit Risks

  Most of the Company's notes receivable held and notes receivable sold on a recourse basis originated from sales of timeshare interests of Tahoe Beach and Ski Club in Lake Tahoe, California, Sedona Summit Resort, Sedona Springs Resort, Villas of Sedona and Villas at Poco Diablo resorts in Sedona, Arizona and Scottsdale Villa Mirage Resort in Scottsdale, Arizona. The sales have been primarily made to residents of California and Arizona. The Company performs credit evaluations prior to timeshare sales. The timeshare deed of trust serves as collateral on the note receivable.

  The Company's development of timeshare projects through September 30, 1996 has been limited to Sedona and Scottsdale, Arizona, Lake Tahoe, California and Houston, Texas. This lack of geographic diversification results in a high correlation between the profitability of such operations and the local market, economy and legislative conditions of such locations and generally the states of Arizona, California and Texas. While management of the Company intends to expand operations and to engage in timeshare development projects at other locations, there is no assurance that significant geographic diversification of the timeshare operations can be achieved.

                           AVCOM INTERNATIONAL, INC.

 Earnings (Loss) Per Share and Pro Forma Earnings Per Share

  Earnings (loss) per share for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1995 and 1996 is based on net income (loss), adjusted for cumulative and unpaid dividends on convertible preferred stock, and on the outstanding weighted average shares (less treasury shares), common stock equivalents and convertible preferred stock outstanding. Common stock held in escrow has been considered to be outstanding and stock options are considered common stock equivalents. Common stock equivalents, which are antidilutive, were not included in the computation of the net loss per share for the nine months ended September 30, 1996.

  Pro forma earnings per share for the year ended December 31, 1993 gives effect to the reorganization, as if it occurred at the beginning of the period and is based on income before income taxes, adjusted for cumulative and unpaid dividends on convertible preferred stock and adjusted for a pro forma income tax provision at the rate of 40 percent, and on the outstanding weighted average shares (less treasury stock), common stock equivalents and convertible preferred stock.

 Impact of Recently Issued Accounting Standards

  In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of, including resort property held for timeshare sales. The Company adopted Statement No. 121 in 1996 which did not have a material effect.

  In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company plans to adopt Statement No. 125 in 1997 and the Company has yet to determine its impact.

 Interim Financial Information

  The financial information at September 30, 1996 and for the nine month periods ended September 30, 1995 and 1996 is unaudited, but includes all adjustments that the Company considered necessary for a fair presentation of the financial information set forth therein, in accordance with generally accepted accounting principles. The results for the nine months ended September 30, 1996 are not considered indicative of the results to be expected for any future period or for the entire year.

  Reclassifications

   Certain prior year amounts in the consolidated financial statements have been reclassified to conform them to the current year presentation.

                           AVCOM INTERNATIONAL, INC.

2. NOTES RECEIVABLE

  Notes receivable consist of the following:

                                                DECEMBER 31,         SEPTEMBER
                                           -----------------------      30,
                                              1994        1995         1996
                                           ----------  -----------  -----------
                                                                    (UNAUDITED)
   Timeshare notes receivable............. $2,751,000  $15,357,000  $35,017,000
   Holdbacks on notes receivable sold.....  3,177,000    3,197,000    2,046,000
   Accrued interest rate differential.....    678,000      921,000      823,000
   Other notes receivable.................        --       202,000      131,000
                                           ----------  -----------  -----------
                                            6,606,000   19,677,000   38,017,000
   Less allowance for possible losses.....   (667,000)  (1,018,000)  (1,358,000)
                                           ----------  -----------  -----------
                                           $5,939,000  $18,659,000  $36,659,000
                                           ==========  ===========  ===========

  Notes receivable from the sale of timeshare interests bear interest at annual rates ranging generally from 9.9 percent to 14.9 percent and have terms of generally seven years. The notes are collateralized by first deeds of trust on the timeshare interests sold.

  The Company has outstanding commitments under which the Company may sell its notes receivable under certain terms and conditions. At September 30, 1996, the remaining commitments aggregated approximately $4,885,000, expiring primarily in 1996. In connection with one commitment, Fletcher Financial, Inc. (Fletcher Financial), which is owned by one of the stockholders of the Company (see Note 9), has guaranteed $5,000,000 of notes receivable sold. In exchange, therefore, the Company has agreed to share 50 percent of the interest rate differential with Fletcher Financial resulting from the sale of these notes receivable.

  The Company's obligations pursuant to these agreements are generally guaranteed by the Company's president and chief executive officer, and are secured by the related holdbacks. The commitments also contain various restrictive financial covenants which the Company must meet. Among the most restrictive are covenants prohibiting the payment of dividends and requiring the maintenance of at least $3,000,000 of tangible net worth and no more than a 15-to-1 debt-to-equity ratio. The Company was not in compliance with the debt-to-equity ratio covenants at September 30, 1996; however, a waiver from the lender was obtained.

  The agreements which provide for sales of the notes receivable are on a recourse basis with a percentage (generally 10 percent) of the amount sold held back by the purchaser as additional collateral, which is released to the Company as the notes receivable are paid down. The Company is paid interest on the holdback at generally a money market rate. At December 31, 1994 and 1995 and September 30, 1996, the Company had approximately $32,844,000, $32,449,000 and $29,009,000, respectively, of outstanding notes receivable sold on a recourse basis.

  The activity in the allowance for possible losses consisted of the following:

                                                           NINE MONTHS ENDED
                            YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                         -------------------------------  --------------------
                           1993       1994       1995       1995      1996
                         ---------  --------  ----------  -------- -----------
                                                              (UNAUDITED)
Balance, beginning of
 period................. $ 300,000  $300,000  $  667,000  $667,000 $ 1,018,000
Provisions..............   251,000   371,000     792,000   212,000   1,055,000
Charge offs.............  (251,000)   (4,000)   (441,000)      --     (715,000)
                         ---------  --------  ----------  -------- -----------
Balance, end of period.. $ 300,000  $667,000  $1,018,000  $879,000 $ 1,358,000
                         =========  ========  ==========  ======== ===========

                           AVCOM INTERNATIONAL, INC.

3. RESORT PROPERTY HELD FOR TIMESHARE SALES AND UNDER DEVELOPMENT

  Resort property held for timeshare sales and under development consists of the following projects:

                                                 DECEMBER 31,
                                            -----------------------  SEPTEMBER
                                               1994        1995      30, 1996
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
Held for timeshares sales:
  Villas of Sedona/ Poco Diablo............ $   458,000 $   301,000 $   357,000
  Sedona Springs Resort....................   1,287,000     233,000     226,000
  Tahoe Beach & Ski Club...................   7,635,000   6,367,000   4,852,000
  Villas on The Lake.......................         --       56,000   2,676,000
  Other....................................      91,000     573,000     505,000
  Tahoe Seasons............................         --          --      450,000
Under development:
  Scottsdale Villa Mirage Resort...........     238,000   1,095,000   7,061,000
  Sedona Summit............................         --    1,220,000   3,411,000
  Park Plaza Resort........................     833,000     833,000         --
  Sedona Golf Resort.......................         --       62,000   4,594,000
  Tunlii...................................         --       61,000   2,402,000
  Other....................................     101,000      26,000     171,000
                                            ----------- ----------- -----------
                                            $10,643,000 $10,827,000 $26,705,000
                                            =========== =========== ===========

 Completed Developments

  The Villas at Poco Diablo and Villas of Sedona resorts are 33-unit and 40-unit townhouse projects, respectively, located in Sedona, Arizona.

  Sales were substantially complete at the Villas at Poco Diablo in October 1992 and at Villas of Sedona in June 1994. The current balance consists of timeshare interests available for sale that were received in trade for timeshare interests at other developments of the Company.

  Sedona Springs Resort. Sedona Springs Resort (Sedona Springs) is a 40-unit resort located in Sedona, Arizona adjacent to the Villas of Sedona resort. Sales at the project began in 1994 and were substantially completed in January 1996.

 Current Developments

  Tahoe Beach & Ski Club. The Tahoe Beach & Ski Club is located in South Lake Tahoe, California and was purchased in March 1994 for approximately $6,400,000. The project includes a total of 140 units of which 110 were renovated as timeshare units at the date acquired. Renovation of the remaining 30 units was completed in April 1996. At the time of purchase by the Company, 4,533 timeshare interests related to the 110 renovated units of the resort had been sold. As part of the purchase, the Company acquired approximately $9,245,000 of notes receivable related to these prior sales, which were concurrently resold. Further, the Company provided approximately $875,000 to the homeowners association for reserves for current and future renovation and refurbishing, which was recorded as part of the acquisition cost.

 Under Development

  Scottsdale Villa Mirage Resort. The Scottsdale Villa Mirage Resort is a planned 176 unit resort located in Scottsdale, Arizona. The Company entered into an agreement with Desert Princess Resort L.L.C. (Princess) to

                           AVCOM INTERNATIONAL, INC.

develop the project for the Company in three phases of 64, 48, and 64 units, respectively. The Company has a construction loan commitment for $4,350,000 and a take-out commitment for $8,800,000. Construction of phase one and sales began in March 1996.

  The Company had advanced approximately $1,000,000 as of December 31, 1995 in construction and development costs and in January 1996 paid an additional $1,600,000 to pay off prior encumbrances. The Company purchased on February 28, 1996 substantially all of the outstanding interests in Princess for a total of $550,000. The purchase price consists of $285,000 paid at closing, and a note payable of $265,000 payable in 12 monthly installments.

  Princess has a construction contract for Phase I of $8,389,000 and for Phases II and III of $9,563,000. The construction contractor has a right to $500,000 of the profits, as defined, and the construction lender has a right to 15% of the profits, as defined.

  Park Plaza Resort. In October 1993, the Company acquired the timeshare development rights for approximately 195 units in South Lake Tahoe from a third-party developer (the Developer). The project is a component of a major area redevelopment program sponsored in part by the South Lake Tahoe Redevelopment Agency (the Agency). The purchase price is $2,500,000, of which the Company has made a deposit of $750,000 and the balance of $1,750,000 is due upon issuance of certain building permits anticipated in 1998. The Developer has a right to 9% of the gross project sales as additional consideration. The Company is further required to pay a developers fee to be determined by the Agency, but not to exceed $1,500,000. The Company is currently negotiating the termination of this agreement and does not anticipate proceeding with this project. It is anticipated that the proposed termination will provide for a partial refund of the Company's $750,000 deposit conditioned on the Developer or the Agency finding a replacement developer should the existing Developer decide not to proceed with its development rights. Notwithstanding the proposed termination agreement, pursuant to the current purchase agreement, the Company's recovery would be limited to $600,000 conditioned on the Developer or Agency finding a replacement purchaser of the Company's development rights. Under either circumstance, since recovery is conditioned on a future event, the Company has written-off the full amount of its deposit, together with costs previously capitalized with regard to this project.

  Sedona Summit. In May, 1995, the Company purchased approximately three acres in Sedona, Arizona for $1,067,000, which is planned for development of 26 timeshare units. The Company made additional payments of $52,000 through December 31, 1995 and $52,000 thereafter, which does not apply toward the purchase price. Additionally, the Company purchased in May 1996 an adjacent parcel consisting of approximately four acres for $1,220,000, which is planned for development of 34 timeshare units. Development of the property includes the start-up and operation of a private waste water treatment facility, which has been leased by the Company. The start-up costs of the waste water treatment facility is estimated at approximately $30,000.

  The Company is developing the property through an affiliated entity, Sedona Summit Development Limited Partnership (SSDLP), which was formed on May 1, 1996 and All Seasons is the sole general partner. The activities of SSDLP are consolidated in the financial statements. SSDLP sold limited partnership interests in March 1996 of approximately $1,500,000 representing a 99% ownership interest. The Company has secured a revolving construction loan of $2,500,000 which has been guaranteed by SSDLP for the development of the project. The Company has contracted to purchase completed units in phases from SSDLP for an aggregate of $14,084,000. Sales and construction commenced in February 1996.

  Tahoe Seasons Resort. In February 1996, the Company acquired a portfolio of 1,057 non-performing timeshare receivables generated from the sale of timeshare interests at Tahoe Seasons Resort in South Lake Tahoe, California. The purchase price of $1,548,000 was funded by a loan. The Company has also agreed to purchase other receivables generated from sales at Tahoe Seasons Resort that subsequently become delinquent.

                           AVCOM INTERNATIONAL, INC.

The Company will convert non-performing loans into timeshare interest inventory which will be sold by the Company's marketing group at Lake Tahoe.

  Villas on the Lake. In February 1996, the Company acquired an existing condominium project in Lake Conroe, Texas for $1,860,000. The project consists of 37 completed units and existing approvals and land for the construction of 48 additional units. The Company obtained a $2,400,000 loan for acquisition and renovation of the project. Renovation of existing units began in February 1996 and sales commenced in June 1996.

 Future Developments

  The Ridge on Sedona Golf Resort. In October 1995, the Company entered into a purchase agreement to acquire an approximately 12 acre parcel in Sedona, Arizona for $5,500,000, including the Ridge Spa & Racquet Club, an existing, though inactive facility. The Company anticipates developing the property into a 120 unit timeshare resort in phases. The Company closed this transaction in February 1996 with a $1,000,000 cash payment and notes payable of $700,000 due on March 15, 1996 which was paid, and $500,000 due on October 31, 1996. The remaining purchase price of $3,300,000 is payable in quarterly installments of principal and interest of $79,800 with the balance due in February 1999. The Company obtained a short-term loan of $1,307,000 to fund the acquisition payment.

  Main Street Pier. The Company entered into a letter of intent in November 1995 whereby the Company agreed to purchase 80 condominium units located in Huntington Beach, California for a total cost not to exceed $17,176,000. The seller is to acquire the property and construct the condominium units. The Company has deposited $50,000 earnest money in escrow. The seller has not timely obtained the necessary governmental approvals for the project. The Company has informed the seller of its intent to terminate the letter of intent and close the purchase escrow. The Company anticipates full recovery of its earnest money.

  Tunlii (formerly known as Cherry Creek Country Club). In February 1996, the Company acquired a 68.4 acre parcel of land in Camp Verde, Arizona, approximately 100 miles north of Phoenix. This parcel is contiguous to a 127 acre tract owned by an independent party with cooperative intent to jointly develop the properties. At the same time, the Company contracted to purchase an additional 99.2 acres and 263 acres adjacent to the development parcels. The purchase of the 99.2 acre tract closed in May 1996. The acquisition cost of the 68.4 acres and the 99.2 acres was $547,000 and $843,000, respectively, which includes seller financing of $447,000 and $632,000, respectively. The 263 acre tract is under contract for $790,000 with an earnest money deposit of $40,000, and seller financing of $552,000.

  During March 1996, the Company entered into a limited liability company operating agreement (LLC) with the independent land owner whereby the respective parties will contribute their respective land holdings (approximately 557 acres) and liabilities related to this project into a limited liability company in exchange for an 82.5% and 17.5% ownership, respectively. During September 1996, the LLC entered into a sale agreement for the bulk sale of the LLC's land holdings contingent upon certain land use approvals being obtained. The LLC Operating Agreement provides for a 76.5% and 23.5% allocation, respectively, in the event of a bulk sale.

  North Bay Resort at Lake Arrowhead. The North Bay Resort at Lake Arrowhead, located in San Bernardino County, California, is the first "affiliated property" of the Company. The Company entered into a series of agreements in January 1996 whereby the Company provided guarantees for $12,650,000 of the developer's financing for a fee of $450,000 (evidenced by a note payable), received a right of first refusal to offer timeshare receivable financing to the developer after expiration of the developer's present $10,000,000 financing commitment, received an option to assume property management for the project's homeowners' association and

                           AVCOM INTERNATIONAL, INC.

purchased a 40% equity position in the corporate general partner of the developer partnership. The equity position was acquired for $600,000, of which $550,000 is financed by a note payable due in installments of $150,000 in May 1996 (which has been paid) and $400,000 in January 1998. The proposed project contemplates the consolidation of two adjacent developments. One development consists of two completed condominium buildings converted to timeshare use and additional undeveloped land. The second parcel consists of a combination of three existing condominium buildings in various stages of construction and pads for two additional condominium buildings. The developer has been provided with a $2,650,000 construction and operating loan commitment and a $10,000,000 commitment for timeshare receivable financing from a financing company, subject to operational involvement and financial guarantees of the Company.

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                               DECEMBER 31,
                                           ----------------------  SEPTEMBER 30,
                                              1994        1995         1996
                                           ----------  ----------  -------------
                                                                    (UNAUDITED)
Land and building........................  $1,200,000  $1,200,000   $3,403,000
Building improvements....................     172,000     430,000      961,000
Computer equipment.......................     335,000     464,000      896,000
Office equipment, furniture and fixtures.     306,000     330,000    1,005,000
Sales center.............................     104,000      91,000      135,000
                                           ----------  ----------   ----------
                                            2,117,000   2,515,000    6,400,000
Accumulated depreciation and amortiza-
 tion....................................    (211,000)   (327,000)    (820,000)
                                           ----------  ----------   ----------
                                           $1,906,000  $2,188,000   $5,580,000
                                           ==========  ==========   ==========

                           AVCOM INTERNATIONAL, INC.

5. NOTES PAYABLE

  Notes payable consist of the following:

                                                 DECEMBER 31,        SEPTEMBER
                                            -----------------------     30,
                TERM NOTES                     1994        1995        1996
                ----------                  ----------- ----------- -----------
                                                                    (UNAUDITED)
Warehouse note payable secured by
 timeshare notes receivable, interest at
 LIBOR plus 3 percent, personally
 guaranteed by the president and chief
 executive officer........................  $       --  $12,277,000 $29,165,000
Notes payable secured by unsold timeshare
 interests and common area of Tahoe Beach
 & Ski Club:
Interest at 13.5 percent, payable through
 a release price of the greater of 10
 percent of the selling price of the
 timeshare interest or $1,200, plus 5
 percent of net profits, as defined, due
 in April 1997............................    2,246,000   1,408,000     615,000
Interest at 10 percent payable monthly,
 principal payable at the greater of 13
 percent of the selling price of the
 timeshare interest or $1,200, balance due
 in March 1997, personally guaranteed by
 the president and the chief executive
 officer, subordinate to the 13.5 percent
 note payable.............................    3,677,000   1,921,000     711,000
Construction notes payable, secured by
 unsold timeshare interests and common
 area of Sedona Springs, principal payable
 by release prices of $2,375 per annual
 sale and $1,188 per biannual sale,
 interest at the prime rate (8.8 percent
 at December 31, 1995) plus 3.5 percent
 payable monthly, due April, 1996. The
 loan is guaranteed by the president and
 chief executive officer..................    1,654,000     174,000         --
Notes payable, secured by deed of trust on
 Sedona Summit land:
Interest at 15.0 percent, monthly
 installments of interest only, due June,
 1996.....................................          --      307,000         --
Interest of 13.0 percent, quarterly
 installments of interest only, due June,
 1996.....................................          --      500,000         --
Unsecured note payable, interest at 5
 percent, due in equal monthly principal
 and interest installments of $1,946, due
 June, 1997...............................          --       33,000      17,000
Convertible subordinated note payable,
 monthly installments of interest only,
 interest at 9.0 percent, convertible into
 310,000 shares of common stock at $3 per
 share. On April 30, 1996, the Company
 paid down the principal balance to
 $580,000 and received an extension until
 August 31, 1996. As part of the extension
 agreement, interest changed to $10,000
 per month. An additional extension was
 granted until December 31, 1996 when a
 principal payment of $94,000 was made in
 September, 1996 and $86,000 is due in
 December, 1996. The remaining $400,000
 principal balance was converted into
 310,000 shares of the Company's common
 stock....................................          --      930,000      86,000
Note payable, secured by office building,
 interest at 8.5 percent, due in equal
 monthly principal and interest
 installments of $8,112, balance due
 March, 2001..............................    1,054,000   1,046,000   1,040,000

                           AVCOM INTERNATIONAL, INC.

                                               DECEMBER 31,
                                          ----------------------- SEPTEMBER 30,
               TERM NOTES                    1994        1995         1996
               ----------                 ----------- ----------- -------------
                                                                   (UNAUDITED)
Note payable, secured by unsold
 timeshare interests, principal payable
 by release price of $1,000 per
 timeshare interval sold, and monthly
 installments of interest only, interest
 at 17.5 percent........................  $       --  $   185,000  $   138,000
Unsecured note payable with Fletcher
 Financial, Inc., interest at
 20.0 percent due monthly, principal due
 December 1996, personally guaranteed by
 the president and chief executive
 officer................................      650,000     650,000      650,000
Unsecured notes payable to chief
 executive officer and president,
 interest at 12.5 percent, due September
 2000...................................          --      100,000      100,000
Note payable to Glaser Capital, interest
 at prime plus 1 percent, paid January
 1995...................................      500,000         --           --
Note payable, secured by office
 building, interest at 12.0 percent, due
 in equal monthly principal and interest
 installments of $8,239, balance due
 January, 1999..........................          --          --       752,000
Note payable secured by stock in Trion
 Capital Corporation, interest at 10.0
 percent, interest payable in quarterly
 installments, balance due January,
 1998...................................          --          --       400,000
Note payable secured by deed of trust,
 interest at 15.0 percent, installments
 of $16,000 including interest, due
 monthly, balance due July, 1997........          --          --       973,000
Note payable secured by deed of trust,
 interest at 9.0 percent, principal
 payment of $500,000 plus accrued and
 unpaid interest due August, 1996,
 thereafter interest and principal
 installments of $79,774 due quarterly,
 balance due May, 1999..................          --          --     3,800,000
Note payable secured by deed of trust,
 due in monthly payments of $4,500
 including interest at 9.0 percent,
 balance due March, 2001................          --          --       440,000
Construction note payable, secured by
 unsold timeshare interests and common
 area of Scottsdale Villa Mirage,
 principal payable by release price,
 interest at prime rate (8.5 percent at
 September 30, 1996) plus 3 percent
 payable monthly, due April, 1997.......          --          --     2,614,000
Construction note payable, secured by
 unsold timeshare interests and common
 area of Sedona Summit, principal
 payable by release price, interest at
 prime (8.5 percent at September 30,
 1996) plus 3 percent payable monthly,
 due September, 1997....................          --          --       614,000
Note payable, secured by unsold
 timeshare interests, principal payable
 by release price, interest at prime
 plus 4.5 percent payable monthly, due
 February, 1999.........................          --          --     1,523,000
Note payable secured by deed of trust,
 due in monthly installments of $5,000
 including interest at 10.0 percent,
 balance due February, 1997.............          --          --       234,000

                           AVCOM INTERNATIONAL, INC.

                                               DECEMBER 31,
                                          ----------------------- SEPTEMBER 30,
               TERM NOTES                    1994        1995         1996
               ----------                 ----------- ----------- -------------
                                                                   (UNAUDITED)
Other...................................  $   231,000 $            $       --
Notes payable secured by deed of trust
 on Tunlii land: Interest at 8.0
 percent, monthly installments of
 principal and interest of $6,052.
 $315,000 due December 15, 2000 and
 remaining balance due January, 2001....          --          --       623,000
Interest at 6.8 percent, quarterly
 installments of $9,320, due June, 1999.          --          --       552,000
Note payable secured by deed of trust on
 Sedona Golf Resort land, interest at
 15.0 percent, monthly installments of
 principal and interest of $4,952, due
 April, 1997............................          --          --       303,000
Note payable secured by deed of trust
 and lien on real property and
 improvements, due in monthly
 installments of principal and interest
 at prime rate (8.5 percent at September
 30, 1996) plus 2.5 percent, balance due
 August, 1997...........................          --          --     2,047,000
Note payable secured by deed of trust on
 Sedona Golf Resort land, interest at
 15.0 percent, monthly installments of
 principal and interest of $4,030, due
 July 31, 1997..........................          --          --       247,000
Warehouse note payable secured by
 timeshare notes receivable, interest at
 prime plus 1.75 percent................          --          --       403,000
                                          ----------- -----------  -----------
Total term notes........................   10,012,000  19,531,000   48,047,000
              DEMAND NOTES
              ------------
Subordinated notes payable secured by
 notes receivable from sales of
 timeshare interests, interest ranging
 from 12.5 percent to 15.5 percent:
  Stockholders, due on demand...........    1,557,000   1,742,000    1,509,000
  Others, due on demand or five years
   from origination.....................    1,013,000   1,356,000    1,355,000
Notes payable, secured by a collateral
 assignment of beneficial interest,
 monthly installments of interest only,
 interest at 15 percent, due on 60 day
 demand or June 1998....................          --       63,000       63,000
Note payable, secured by contract
 commissions, monthly installments of
 $50,000, interest at 15.0 percent, due
 on demand..............................          --          --       225,000
Note payable, secured by contract
 commissions, interest at 15.0 percent,
 due on demand..........................          --          --       121,000
                                          ----------- -----------  -----------
                                          $12,582,000 $22,692,000  $51,320,000
                                          =========== ===========  ===========

  The warehouse loan agreement provides for borrowings up to an aggregate of $25,000,000 and in September 1996 it was increased to $40,000,000 and was extended to September 1997. The Company has an additional warehouse line of credit available up to an aggregate of $5,000,000 of which $4,597,000 is unused at September 30, 1996. These loan agreements and certain other of the notes payable contain various restrictive covenants prohibiting the payment of dividends and requiring the maintenance of at least $3,000,000 of tangible net worth and no more than a 15-to-1 debt to equity ratio. The Company was not in compliance with the debt-to-equity ratio covenants at September 30, 1996; however, a waiver from the lender was obtained.

                           AVCOM INTERNATIONAL, INC.

  The following is a schedule by year of principal payments of the term notes payable as of December 31, 1995 and September 30, 1996:

                                                                      SEPTEMBER
                                                          DECEMBER       30,
                                                          31, 1995      1996
                                                         ----------- -----------
                                                                     (UNAUDITED)
      1996.............................................. $16,988,000 $33,212,000
      1997..............................................   1,416,000   7,185,000
      1998..............................................      10,000   1,098,000
      1999..............................................      11,000   4,521,000
      2000 and thereafter...............................   1,106,000   2,031,000
                                                         ----------- -----------
      Total term notes.................................. $19,531,000 $48,047,000
                                                         =========== ===========

  Interest and finance costs capitalized and expensed for the years ended December 31 and for the nine months ended September 30, 1995 and 1996 is as follows:

                                                           NINE MONTHS ENDED
                            YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                         -------------------------------  ---------------------
                           1993       1994       1995       1995        1996
                         ---------  ---------  ---------  ---------  ----------
                                                              (UNAUDITED)
Capitalized, beginning
 of period.............. $ 142,000  $ 227,000  $ 508,000  $ 508,000  $  597,000
  Capitalized...........   411,000    755,000    745,000    612,000     996,000
  Expensed as cost of
   sales................  (326,000)  (474,000)  (656,000)  (568,000)   (426,000)
                         ---------  ---------  ---------  ---------  ----------
Capitalized, end of pe-
 riod................... $ 227,000  $ 508,000  $ 597,000  $ 552,000  $1,167,000
                         =========  =========  =========  =========  ==========

  Interest and finance costs paid aggregated $766,000, $1,406,000 and $2,563,000 during the years ended December 31, 1993, 1994 and 1995, respectively and $1,734,000 and $3,940,000 for the nine months ended September 30, 1995 and 1996, respectively. Included in interest and finance costs paid is interest paid to related parties of $128,000, $192,000, and $232,000 for the years ended December 31, 1993, 1994 and 1995, respectively and $175,000 and $169,000 for the nine months ended September 30, 1995 and 1996, respectively.

6. INCOME TAXES

  The income tax provision consists of the following:

                                                      YEAR ENDED DECEMBER 31,
                                                    ----------------------------
                                                       1993      1994     1995
                                                    ---------- -------- --------
Current
  Federal.......................................... $  262,000 $183,000 $360,000
  State............................................     50,000    6,000   30,000
Deferred
  Federal..........................................  1,409,000  430,000  381,000
  State............................................    249,000   76,000   67,000
                                                    ---------- -------- --------
                                                    $1,970,000 $695,000 $838,000
                                                    ========== ======== ========

                           AVCOM INTERNATIONAL, INC.

  A reconciliation of the provision for income taxes with the expected income taxes based on the statutory federal and state income tax rate is as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                     1993       1994     1995
                                                  ----------  -------- --------
Expected federal income tax provision............ $  743,000  $549,000 $639,000
State income taxes...............................    131,000    97,000  113,000
Other............................................     95,000    49,000   86,000
Establishment of deferred tax liability at Sep-
 tember 1, 1993..................................  1,380,000       --       --
Reduction in allowance...........................    (40,000)      --       --
Villashare Partners Limited Partnership income
 taxed to partners...............................   (339,000)      --       --
                                                  ----------  -------- --------
                                                  $1,970,000  $695,000 $838,000
                                                  ==========  ======== ========


  The net deferred tax liability results from the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are shown below:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1994       1995
                                                          ---------- ----------
Deferred tax assets
  Allowance for losses................................... $  267,000 $  407,000
  Net operating loss carryforward........................    514,000  1,383,000
  Prepaid interest.......................................    182,000     62,000
  Uniform capitalization costs...........................     94,000     94,000
  Credit carryforwards...................................    319,000    592,000
                                                          ---------- ----------
Total deferred tax assets................................  1,376,000  2,538,000
                                                          ---------- ----------
Deferred tax liabilities
  Other..................................................    368,000    371,000
  Percentage of completion...............................    271,000        --
  Deferred sales expense.................................        --     304,000
  Interest rate differential.............................    272,000    368,000
  Installment sales......................................  2,161,000  3,879,000
  Cash to accrual adjustment.............................    480,000    240,000
                                                          ---------- ----------
Total deferred tax liabilities...........................  3,552,000  5,162,000
                                                          ---------- ----------
Net deferred tax liability............................... $2,176,000 $2,624,000
                                                          ========== ==========

  At December 31, 1995, the Company has a minimum tax credit carryforward of approximately $592,000 for income tax purposes available to offset future income taxes payable to the extent regular income taxes payable exceeds alternative minimum taxes payable. Minimum tax credits can be carried forward indefinitely. The Company has a net operating loss carryforward at December 31, 1995 of approximately $3,211,000 for state and federal income tax purposes. The state net operating loss carryforward will begin to expire in 1999 and the federal net operating loss carryforward will begin to expire in 2009.

                           AVCOM INTERNATIONAL, INC.

7. LEASES

 Capital Leases

  The Company leases furnishings and equipment under capital leases with a cost of approximately $284,000, $470,000 and $1,550,000 at December 31, 1994
and 1995 and September 30, 1996, respectively, and accumulated amortization of approximately $48,000, $119,000 and $281,000, respectively, and such amounts are included with property and equipment. The amortization of the costs of the furnishings and equipment is included with depreciation expense.

  The Company also leases furniture and equipment under capital leases which it subleases to the homeowner associations at the projects under financing leases. The balance of the lease receivables from the homeowners associations are included in receivables from related parties and were $275,000, $675,000 and $514,000 at December 31, 1994 and 1995 and September 30, 1996, respectively.

  The following is a schedule by year of future minimum lease payments under the capital leases together with the present value of the payments as of September 30, 1996.

                                                                    (UNAUDITED)
      1996......................................................... $  206,000
      1997.........................................................    727,000
      1998.........................................................    558,000
      1999.........................................................    286,000
      2000.........................................................    117,000
      2001.........................................................     15,000
                                                                    ----------
      Total minimum lease payments.................................  1,909,000
      Less interest................................................   (323,000)
                                                                    ----------
      Present value of net minimum lease payments.................. $1,586,000
                                                                    ==========

  The scheduled future sublease receivables related to the furniture and equipment subleased to the homeowners associations approximates the following at September 30, 1996 (including interest of $152,000): 1996--$63,000; 1997--
$153,000; 1998--$153,000; 1999--$153,000; and 2000 and thereafter $144,000.
These sublease receivables vary in amount from the future minimum lease payments under the capital leases as the result of differing lease maturities and lease commencement dates.

OPERATING LEASES

  The Company leases offices and equipment under operating leases expiring at various dates through 2001. Future minimum annual rental payments required under operating leases with initial or remaining noncancelable terms of one year or more consisted of the following at September 30, 1996:

                                                                     (UNAUDITED)
      1996.......................................................... $  189,000
      1997..........................................................    382,000
      1998..........................................................    354,000
      1999..........................................................    220,000
      2000..........................................................     53,000
      2001..........................................................     12,000
                                                                     ----------
                                                                     $1,210,000
                                                                     ==========

                           AVCOM INTERNATIONAL, INC.

  Total rental expense, including short-term rentals, was approximately $35,000, $167,000, and $279,000, for the years ended December 31, 1993, 1994 and 1995, respectively, and $240,000 and $391,000 for the nine months ended September 30, 1995 and 1996.

8. STOCKHOLDERS' EQUITY

 Common Stock

  The Company has 10,000,000 shares of $.01 par value common stock authorized, of which 3,653,936 are outstanding at December 31, 1995, including 12,000 shares held as treasury stock. On all matters voted upon by stockholders, each outstanding share of common stock is entitled to one vote. No dividends may be declared on the common stock unless all cumulative dividends on preferred stock have been declared and paid as of the declaration date. The terms of certain of the agreements for the sale or financing of notes receivable prohibit payment of dividends (see Note 2). Substantially all of the Company's operations and assets are held by its wholly-owned subsidiary All Seasons, which is also prohibited from paying dividends by virtue of these agreements.

  In connection with the stock exchange discussed in Note 1, 500,000 shares of common stock issued to Sangar Investment Company, L.L.C. (jointly owned by the chief executive officer and the president) and 65,000 shares issued to an individual are subject to the terms of an escrow agreement which provides that the shares are to be released upon the Company attaining earnings per share on a fully diluted basis of at least $0.20. If the shares are not released prior to December 31, 2000, the shares shall be redeemed by the Company at $0.02 per share.

  During 1993, the Company issued 400,000 shares of common stock pursuant to Rule 504 of Regulation D for $1.25 per share.

  During 1994, the Company repurchased 12,000 shares of its common stock, to be held as treasury stock, from stockholders for $30,000.

  In January 1995, the Company issued 363,636 shares of common stock pursuant to Rule 504 of Regulation D at $2.75 per share for net proceeds of approximately $885,000.

  In August 1996, the Company issued 310,000 shares of common stock pursuant to an agreement to modify a convertible note payable and subscription agreement. Under the agreement, the convertible note payable was reduced by$400,000 in exchange for the stock (see Note 5).

CONVERTIBLE PREFERRED STOCK

  The Company has 1,400,000 shares of convertible preferred stock authorized of which 1,310,700 shares are issued and outstanding at December 31, 1995 and September 30, 1996. The preferred stock may be issued by action of the board of directors without further shareholder approval. Holders of preferred stock do not have preemptive rights. Each share of preferred stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of the preferred stock also vote and must approve as a class any material changes to the Company's articles of incorporation or to the rights and preferences of the preferred stock. Dividends may be paid to the holders of preferred stock out of funds legally available for dividends when and if declared by the board of directors. Each share of preferred stock is entitled to a cumulative dividend of $.08 per share per annum, which shall be declared and paid before any dividend is payable to holders of the common stock. The $.08 dividend shall accrue on July 1, 1994 and each July 1st thereafter. In the event of a liquidation, dissolution or winding-up of the affairs of the Company, the holders of the preferred stock will

                           AVCOM INTERNATIONAL, INC.

be entitled to receive $1.00 per share plus all accrued but unpaid dividends before any liquidation proceeds are distributed to the holders of any other class of Company stock. The preferred stock is convertible into common stock as a class, by affirmative vote of the holders of 66.67 percent of the preferred stock, on a one-for-one basis, subject to adjustment for stock dividends, stock splits, mergers and similar changes of the Company's capital structure. The Company has no obligation to pay accrued but unpaid dividends on the shares of preferred stock converted. The accumulated but unpaid and undeclared dividends on preferred stock was $210,000 at December 31, 1995 and $289,000 at September 30, 1996. The terms of certain of the agreements for the sale or financing of notes receivable prohibit payment of dividends (see Note
2). Subsequent to September 30, 1996, all holders of the convertible preferred stock converted their shares into common stock and forfeited their rights to cumulative dividends.

STOCK OPTIONS

  In connection with the merger with Cannon described in Note 1, the Company issued an option to purchase up to 350,000 shares of common stock with an exercise price of $.02 per share to an individual. The option is currently exercisable and expires August 1998. The option (or the common stock received upon exercise of the option) vests and becomes nonforfeitable if the common stock trades in a public market for at least $4.00 for 120 consecutive trading days prior to the expiration date. If the option is exercised prior to vesting and the vesting criteria is not met prior to the expiration date of the option, the shares issued upon exercise of the option shall be repurchased by the Company for $0.02 per share. The option has not vested and has not been exercised as of September 30, 1996. The Company has made a claim against the individual for cancellation of the 371,500 outstanding shares of common stock held by the individual and of this option (see Note 10) which, if successful, would reduce the number of outstanding shares and impact the calculation of earnings per share.

  The Company granted 100,000 options on January 5, 1995 to an employee to purchase common stock at $2.75 per share exercisable for up to 10 years. Although the options are immediately exercisable, the employee is restricted from selling any shares in 1995 and shares in excess of 25,000 in 1996. No options have been exercised as of September 30, 1996.

  Effective October 1, 1995, the Company's Board of Directors adopted a non-statutory stock option plan and an incentive stock option plan under a single stock option plan (Stock Option Plan). The Stock Option Plan was approved by the stockholders in June 1996. Under the terms of the Stock Option Plan, both qualified incentive stock options (ISOs) and non-qualified stock options may be granted. ISOs may be granted to the officers and key personnel of the Company. Non-qualified stock options may be granted to the Company's directors and key personnel, and to providers of various services to the Company.

  Under the Stock Option Plan, options to purchase a maximum of 750,000 shares of the Company's common stock may be granted. The exercise price for any option granted under the Stock Option Plan may not be less than 100% (110% if the option is granted to a stockholder who at the time the option is granted owns stock comprising more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock at the time the option is granted. The option holder may pay the exercise price in cash or by delivery of previously acquired shares of common stock of the Company. Each option granted must terminate no more than 10 years from the date it is granted.

  The Stock Option Plan will terminate in September 2005, but any option granted thereunder will continue throughout the terms of such option.

  Pursuant to the Stock Option Plan, 250,000 options were issued on December 19, 1995 and 50,000 options were issued in July 1996 at an exercise price of $3.44, and vest ratably over five years. No options had been exercised through September 30, 1996.

                           AVCOM INTERNATIONAL, INC.

9. RELATED PARTY TRANSACTIONS

  At December 31, 1994, ASP owed the Company $454,000 in advances, including accrued interest, to facilitate resale of timeshare interests which is included in receivables from related parties. At December 31, 1994, the Company owed the executive officers of ASP $78,000, included in amounts due to related parties, and $130,000 included in notes payable to stockholders relating to the issuance of subordinated notes payable (see Note 5).

  As discussed in Note 1, the Company purchased all of the outstanding stock of ASP and GWFI on September 30, 1995 from the chief executive officer and the president of the Company. The Company received commissions of $37,000 from ASP through September 30, 1995 related to the sale of ASP timeshare interests.

  Fletcher Financial, a company owned by one of the stockholders of the Company, has guaranteed up to $5,000,000 of timeshare notes receivable sold (see Note 2). In addition, Fletcher Financial has an unsecured note payable (see Note 5).

  The Company provides management services to the homeowners associations of its developments. Certain officers of the Company are members of the board of directors and officers of the homeowners associations. The homeowners associations board of directors is responsible for presenting the annual budget to each homeowners association and supervising the daily operations of each resort. The Company has provided covenants in its debt agreements and note receivable sale and financing agreements that it will support the operations of the homeowners associations, if required, until substantially sold-out. The Company has receivables, including lease receivables (Note 7), from the homeowners' association of $280,000, $675,000 and $568,000 at December 31, 1994 and 1995 and September 30, 1996, respectively, and payables of $309,000, $484,000 and $353,000, respectively, included in receivables from and amounts due to related parties.

10. CONTINGENCIES

  The stockholders approved the removal of one of the Company's directors in February 1995. The Company has initiated litigation against this former director and Cannon for damages and rescission of the merger of Cannon into the Company based upon breach of contract, fraud, securities fraud and violations of the Arizona Racketeering Act. The director has filed a counter-claim alleging defamation, interference with business relations, breach of contract and indemnification.

  The Company is a defendant in several lawsuits filed by its former marketing company, Success Marketing, Inc. (Success). On September 20, 1995 Success gave the Company notice of termination of their sales agreement. On August 3, 1995 Success filed suit and made demand for arbitration alleging breach of contract, loss of compensation, failure to negotiate in good faith and promissory fraud. Success seeks contract and punitive damages. The suit is a result of a prior marketing and sales agreement between the parties and negotiations of a new agreement which was not consummated. The Company is vigorously defending these actions and has filed counterclaims. The Company has withheld commissions related to sales prior to termination of the sales agreement and has paid various costs subsequent to termination of the sales agreement which it believes are recoverable through offset against the commissions and has established a receivable. The ultimate resolution of this commission payable and receivable is dependent upon the resolution of the litigation.

  The Company is a defendant in other litigation arising in the course of the operations. Management intends to vigorously defend these and the foregoing actions and does not believe such lawsuits will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

                           AVCOM INTERNATIONAL, INC.

11. DEFINED CONTRIBUTION PLAN

  The Company adopted a 401(k) defined contribution plan (Plan) covering all employees who elect to participant in the Plan effective January 1, 1995. Each participant may make pretax contributions to the Plan up to 10 percent of such participant's earnings with a maximum of approximately $9,240 in 1995.

12. SUBSEQUENT EVENT

  The Company received an extension and modification of the warehouse loan agreement (Note 5) on July 1, 1996. The loan was extended to August 13, 1996 and the aggregate maximum amount of advances was increased to $28,000,000. The loan was further modified as discussed in Note 5.

13. PROPOSED MERGER (UNAUDITED)

  Pursuant to a merger agreement entered into in September, 1996, ASP Acquisition Corp., a wholly owned subsidiary of Signature Resorts, Inc. (Signature), will merge with and into AVCOM. Upon consummation of the merger, each share of AVCOM Stock, except shares held in treasury and shares owned by dissenting shareholders who have taken all required steps to exercise their appraisal rights, will be converted into shares of Signature Stock. As part of the Merger, Signature agreed to make a working capital loan to the Company up to $4.0 million to accommodate the Company's working capital needs in lieu of the Company otherwise continuing its capital raising activities during the due diligence period contemplated by the Merger. The outstanding loan amount is $3.0 million as of December 18, 1996 with an interest rate of 12 percent. The loan will be paid from the proceeds of sale of the Tunlii, L.L.C. property and release prices and paid from the sale of intervals at the Sedona Summit Resort with a maturity date of not later than December 31, 1997 but can mature sooner if, e.g., Signature validly terminates the Merger Agreement.

  Separately, should the Merger fail to be consummated, the Company will grant Signature an irrevocable option exercisable through December 31, 1998 to acquire a number of shares of AVCOM Stock equal to 19.9 percent of the total issued and outstanding AVCOM Stock, on a fully diluted basis, at an exercise price of $5.00 per share. Additionally, if the Merger Agreement is terminated by Signature under certain circumstances, the Company would be required to pay Signature a termination fee of $1,800,000 plus certain expenses.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the registered securities to which this Prospectus relates or any offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                              ------------------

                               TABLE OF CONTENTS

                              ------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   16
Use of Proceeds...........................................................   32
Concurrent Offerings......................................................   33
Common Stock Price Range..................................................   33
Dividend Policy...........................................................   33
Consolidated Capitalization...............................................   34
Selected Consolidated Historical Financial Information of the Company.....   35
Selected Financial Data of AVCOM International, Inc.......................   37
Pro Forma Financial Information...........................................   39
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   42
Business..................................................................   52
The Proposed Merger.......................................................   80
Management................................................................   85
Certain Relationships and Related Transactions............................   93
Principal and Selling Stockholders........................................   96
Description of Capital Stock..............................................   99
Certain Provisions of Maryland Law and of the Company's Charter and
 Bylaws...................................................................  100
Shares Eligible for Future Sale...........................................  103
Underwriting..............................................................  105
Legal Matters.............................................................  106
Experts...................................................................  106
Available Information.....................................................  107
Index to Financial Statements.............................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                3,000,000 SHARES

                          [LOGO OF SIGNATURE RESORTS]

                            SIGNATURE RESORTS, INC.

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------


                             MONTGOMERY SECURITIES

                              GOLDMAN, SACHS & CO.

                            SCHRODER WERTHEIM & CO.

                               SMITH BARNEY INC.



                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 14, 1997

                                  $100,000,000

                          [LOGO OF SIGNATURE RESORTS]

                            SIGNATURE RESORTS, INC.
                    % CONVERTIBLE SUBORDINATED NOTES DUE 2007

                                  -----------

  The Notes offered hereby (the "Convertible Offering") will be convertible into Common Stock, $0.01 par value (the "Common Stock"), of Signature Resorts, Inc. ("Signature" or the "Company") at any time after 60 days following the latest date of original issuance thereof and prior to maturity, unless
previously redeemed, at a conversion price of $    per share, subject to
adjustment in certain events. See "Description of Notes--Conversion Rights" for a description of events that may cause an adjustment to the conversion price. The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "SIGR." On January 9, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $36 per share. See "Common Stock Price Range."

  Interest on the Notes is payable on January   and July   of each year,
commencing on July   , 1997. The Notes are redeemable, in whole or in part, at
the option of the Company at any time on or after January   , 2000, at the
redemption prices set forth herein, plus accrued interest, if any, to the redemption date. If a Change in Control (as defined herein) occurs, each holder of Notes will have the right, subject to certain conditions and restrictions, to require the Company to offer to repurchase all outstanding Notes, in whole or in part, owned by such holder at 100% of their principal amount, plus accrued interest, if any, to the date of repurchase. See "Description of Notes" for a more complete description of the Indenture's provisions. The Notes are subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. At September 30, 1996, after giving effect to the transactions described herein, including the proposed Merger with AVCOM International Inc. described herein, the Company would have had approximately $29.6 million of outstanding Senior Indebtedness, and the subsidiaries of the Company would have had approximately $66.2 million of indebtedness and other liabilities (other than indebtedness to the Company). The Indenture governing the Notes does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including Senior Indebtedness.

  The Notes will be represented by a global note registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as depositary. Beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued in registered form in denominations of $1,000 and integral multiples thereof. See "Description of Notes--Book-Entry."

  Concurrently with this Convertible Offering, the Company is offering 3,000,000 shares of Common Stock (including 1,400,000 shares for the account of certain selling stockholders) by a separate prospectus. The consummation of the Convertible Offering and the Common Stock Offering are not conditioned upon each other.

  SEE "RISK FACTORS" COMMENCING ON PAGE 17 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.
                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
    PASSED  UPON   THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Price to   Underwriting  Proceeds to
                                         Public(1)   Discount(2)  Company(1) (3)
--------------------------------------------------------------------------------
Per Note...............................   100.00%
Total(4)............................... $100,000,000   $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of initial issuance.
(2) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(3) Before deducting expenses payable by the Company, estimated at $      .
(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $15,000,000 aggregate principal amount of Notes at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $         , the Underwriting Discount will total
    $       , and the Proceeds to Company will total $          . See
    "Underwriting."

  The Notes are offered by the Underwriters when, as and if delivered to and accepted by the Underwriters and subject to the right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or
about     , 1997 against payment thereof in immediately available funds.

                                  -----------
MONTGOMERY SECURITIES

              GOLDMAN, SACHS & CO.


                               DONALDSON, LUFKIN & JENRETTE
                                  Securities Corporation

                                                     SMITH BARNEY INC.



                                         , 1997

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

                                  THE OFFERING

Securities Offered........  $100,000,000 aggregate principal amount of  %
                            Convertible Subordinated Notes due     , 2007 (the
                            "Notes").

Interest Payment Dates....  January    and July    commencing July   , 1997.

Maturity..................      , 2007.

Conversion Rights.........  The Notes are convertible into shares of the
                            Company's common stock, par value $0.01 per share (the "Common Stock"), at any time after 60 days following the latest date of original issuance thereof and prior to the close of business on the last trading day prior to maturity, unless previously redeemed, at a conversion price of $ per share, subject to adjustment under certain circumstances as described herein (the "Conversion Price"). Accordingly, each $1,000 principal amount
                            of Notes is convertible into     shares of Common
                            Stock, subject to adjustment in certain
                            circumstances, initially for an aggregate of shares. See "Capitalization."

Optional Redemption.......  The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after
                            January   , 2000, at the redemption prices
                            (expressed as a percentage of principal amount) set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.

Repurchase at Option of
Holders Upon a Change in
Control...................  Upon a Change of Control (as herein defined), the
                            Company will be required to offer to purchase the Notes for cash or, at the Company's option, Common Stock (valued at 95% of the average of the closing prices for any five trading days during the 10 trading day period immediately following the Change of Control or public announcement of the Change in Control) at a repurchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Subordination.............
                            The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be effectively subordinated to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries. At September 30, 1996, as adjusted to give effect to the proposed Merger (as herein defined) and the issuance and sale of the Notes and the Common Stock in the Offerings (as herein defined) and the application of the estimated net proceeds therefrom, the Senior Indebtedness of the Company would have aggregated approximately $29.6 million, and the Company's subsidiaries had approximately $66.2 million of indebtedness and other liabilities (other than indebtedness to the Company). The Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or any of its subsidiaries.

Use of Proceeds...........  The Company will use the net proceeds of the
                            Offerings (as defined below) primarily in the following order of priority: (i) approximately $40.4 million to retire existing indebtedness of the Company, (ii) approximately $21.1 million to retire existing indebtedness of AVCOM that will be assumed by the Company in the Merger, (iii) approximately $2.5 million to finance acquisition costs related to the St. John Villas and (iv) the balance to complete construction and expansion

                                     ALT-2

                 [ALTERNATE PAGE FOR CONVERTIBLE NOTE OFFERING]

                              at certain Existing Resorts and AVCOM Resorts, to finance the acquisition and development of additional resorts and timeshare-related assets, to finance sales of Vacation Intervals and for working capital and other general corporate purposes. See "Use of Proceeds."

Listing.....................  The Notes will not be listed on any securities exchange or market.

Common Stock................  The Common Stock is quoted on the Nasdaq National
                              Market under the symbol "SIGR." See "Common Stock Price Range."

Concurrent Offerings........
                              Concurrently with the Convertible Offering, the Company is offering (the "Stock Offering") 3,000,000 shares of its Common Stock (including 1,400,000 shares for the account of certain selling stockholders (the "Selling Stockholders")) (without giving effect to the Underwriters' over-allotment option). The Convertible Offering and the Stock Offering (the "Offerings") are not conditioned upon one another and, therefore, one offering may be consummated without the other offering being consummated. See "Concurrent Offerings" and "Use of Proceeds."


                                     ALT-3

                 [ALTERNATE PAGE FOR CONVERTIBLE NOTE OFFERING]

                                  RISK FACTORS
          [CONTINUED FROM "RISK FACTORS" IN COMMON STOCK PROSPECTUS.]

CONCURRENT OFFERINGS

  Concurrently with the offering of the Notes, the Company is separately offering up to 3,000,000 shares of its Common Stock pursuant to the Stock Offering (including 1,400,000 shares for the account of certain selling stockholders) (without giving effect to the Underwriters over-allotment options). The consummation of the Convertible Offering is not conditioned upon the consummation of the Stock Offering. There can be no assurance that the Stock Offering will be consummated and, if so, on what terms. Because the Company is relying, in part, on proceeds from the Stock Offering to finance the acquisition and development of additional resorts and timeshare-related assets, the failure to consummate the Stock Offering may have an adverse effect on the Company's future growth and financial success and its ability to make the lower priority expenditures described under "Use of Proceeds." See "Use of Proceeds."

ABSENCE OF PUBLIC MARKET FOR THE NOTES; POSSIBLE VOLATILITY OF PRICE

  Prior to the Convertible Offering, there has been no public market for the Notes. Certain of the Underwriters have advised the Company that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of any such Underwriter without notice. Accordingly, there can be no assurance that an active market for the Notes will develop or be sustained after the Convertible Offering or that the market price of the Notes will not decline. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be materially adversely affected. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes also could be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a number of factors, including quarterly variations of operating results, investor perceptions of the Company and other timeshare companies and general economic and market conditions. The Notes will not be listed on any securities exchange or quoted on the Nasdaq National Market.

SUBORDINATION OF NOTES

  The Notes will be unsecured subordinated obligations of the Company and not of any of its subsidiaries and will be subordinated to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) of the Company. The Notes will also be effectively subordinated to all indebtedness and other liabilities (including trade payables incurred in the ordinary course of business) of the Company's subsidiaries. In the event of bankruptcy, liquidation, or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets to pay any interest, premium, if any, or principal due on any or all of the Notes then outstanding. As of September 30, 1996, after giving effect to the Offerings and the anticipated use of proceeds thereof, and after giving effect to the proposed Merger, the Company would have had approximately $29.6 million of outstanding indebtedness which constituted Senior Indebtedness (excluding Senior Indebtedness constituting liabilities of a type not required to be reflected as a liability on the balance sheet of the Company in accordance with generally accepted accounting principles). In addition, as of September 30, 1996, after giving effect to the Offerings and the anticipated use of proceeds thereof, and after giving effect to the proposed Merger, subsidiaries of the Company would have had outstanding an aggregate of approximately $66.2 million of indebtedness and other liabilities (other than indebtedness to the Company) to which the Notes are effectively subordinated. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the

                                     ALT-4

Company or any of its subsidiaries can create, incur, assume or guaranty. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. In addition, the cash flow and ability of the Company to service debt, including the Notes, is dependent in part upon the ability of its subsidiaries to make cash payments to the Company. Any right of the Company and its creditors to participate in the assets of any such subsidiary will be subject to the prior claims of the subsidiaries, creditors, including trade creditors. No payment on account or principal, premium, if any, or interest on, or redemption or repurchase of, the Notes may be made by the Company if (i) there is a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) with respect to any Senior Indebtedness, or (ii) if any other event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof shall have occurred and the Senior Indebtedness in respect of such default has been declared due and payable in its entirety, until such a default has been cured or waived. In addition, in the event of certain non-payment defaults with respect to the Senior Indebtedness, where the Senior Indebtedness has not been declared to be due and payable, no payments may be made until such default has been cured or waived for a period of up to 179 days. Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding-up, liquidation or reorganization, all principal, premium, if any, and interest due on all Senior Indebtedness must be paid in full before the holders of the Notes are entitled to receive any payment. See "Description of Notes-- Subordination."

LIMITATION ON REPURCHASE OF CONVERTIBLE NOTES UPON A CHANGE IN CONTROL

  Upon a Change in Control (as defined in the Indenture), each holder of the Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by the holders thereof. In addition, the Company's repurchase of Notes as a result of the occurrence of a Change in Control may create an event of default under the Company's various credit agreements, and could create an event of default under other future Senior Indebtedness. The Change in Control provision may not, in some instances, prevent a decrease in the value of the Notes in the event the Company incurs additional leverage through certain types of recapitalizations, leveraged buyouts, or similar transactions. The Indenture excludes from the definition of Change in Control transactions that would otherwise constitute a Change in Control if (i) the trading price of the Common Stock during specified periods equals or exceeds 105% of the conversion price of the Notes or (ii) at least 90% of the consideration in the transaction consists of shares of common stock or securities convertible into common stock that are traded on a national securities exchange or quoted on the Nasdaq National Market and as a result of such transaction or transactions the Notes become convertible solely into such common stock. See "Description of Notes--Repurchase at Option of Holders Upon a Change in Control."

ABSENCE OF FINANCIAL COVENANTS

  The Indenture does not contain any financial performance covenants. Consequently, the Company is not required under the Indenture to meet any financial tests such as those that measure the Company's working capital, interest coverage, fixed charge coverage, net worth, or other tests in order to maintain compliance with the terms of the Indenture. See "Description of Notes--Events of Default."

                                     ALT-5

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

                              CONCURRENT OFFERINGS

  The Convertible Offering is being conducted concurrently with, but is not conditioned upon, the public offering by the Company of 3,000,000 shares of its Common Stock (including 1,400,000 shares for the account of certain selling stockholders) (without giving effect to the Underwriters' over-allotment
options), at a price to the public of $   per share. The closing sales price of
the Common Stock on the Nasdaq National Market (trading symbol "SIGR") on January 9, 1997 was $36 per share. The Convertible Offering and the Stock Offering are not conditioned upon one another and therefore one offering may be consummated without the other offering being consummated. See "Use of Proceeds."

  This document does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock. The Common Stock will be registered under the Securities Act and such securities will be offered only by means of the related prospectus.

                                     ALT-6

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

                             DESCRIPTION OF NOTES

  The Notes are to be issued under an Indenture, to be dated as of January   ,
1997 (the "Indenture"), between the Company and Norwest Bank Minnesota, National Association, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Reference in italics are to the Indenture. Whenever particular Sections, Articles or defined terms of the Indenture are referred to, such Sections, Articles or defined terms are incorporated herein by reference. As used in this "Description of Notes," the "Company" refers to Signature Resorts, Inc. and does not include its subsidiaries or affiliates.

GENERAL

  The Notes will be unsecured convertible subordinated obligations of the Company, will be limited to an aggregate principal amount of $100,000,000 (subject to increase in the event of the exercise of the Underwriters'
overallotment option) and will mature on            , 2007. The Notes will
bear interest at the rate per annum shown on the front cover of this Prospectus from the date of initial issuance or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable
semiannually on January   and July   of each year, commencing on
                 , 1997, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding
January   or July   as the case may be. Principal of, and premium, if any, and interest on the Notes will be payable at, and the transfer of Notes will be registrable at, the office of the Trustee currently located in Minneapolis, Minnesota. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

  The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

CONVERSION RIGHTS

  The Holder of any Note will have the right, at the Holder's option, to convert any portion of the principal amount thereof that is an integral multiple of $1,000 into shares of Common Stock at any time after 60 days following the latest date of original issuance thereof and prior to the close of business on the last Business Day prior to maturity (unless earlier redeemed or repurchased) at the conversion price set forth on the cover page hereof (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the fifth Business Day prior to the Redemption Date or the fifth Business Day prior to the Repurchase Date, as the case may be.

  Any Note (except Notes called for redemption) surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business of the next succeeding Interest Payment Date must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date but before the next Interest Payment Date, interest, the Stated Maturity of which is due on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note on such Regular Record Date. As a result, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of

                                     ALT-7

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS] conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date between a Regular Record Date and the Interest Payment Date to which it relates). No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock at the close of business on the day of conversion.

  The conversion price is subject to adjustment in certain events, including:
(a) dividends (and other distributions) payable in Common Stock on shares of capital stock of the Company, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (determined as provided in the Indenture) of Common Stock as of the record date for shareholders entitled to receive such rights, options or warrants,
(c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including Notes, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and mergers and consolidations to which the third succeeding paragraph applies),
(e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the third succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with
(i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made, and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (being the product of the then current market price of the Common Stock and the number of shares of Common Stock then outstanding) on the record date for such distribution, and (f) the completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with
(i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made, and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender offer. The Company reserves the right to make such reductions in the conversion price in addition to those required in the foregoing provisions as it considers to be advisable, which determination shall be conclusive. No adjustment of the conversion price will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion price as last adjusted.

  Notwithstanding the foregoing, (i) if the options, rights or warrants described in clause (b) of the preceding paragraph are exercisable only upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur, and (ii) if such options, rights or warrants expire unexercised, the conversion price will be readjusted to take into account only the actual number of such options, rights or warrants which were exercised. In addition, the provisions of the preceding paragraph will not apply to the issuance of Common Stock or the issuance or exercise of options to purchase Common Stock under any stock-based employee compensation plan now existing or hereafter adopted.

  In the event of a pro rata distribution to holders of Common Stock of rights to subscribe for additional shares of Common Stock (other than those referred to in clause (b) above) or of evidences of indebtedness or assets as provided in clause (d) above, the Company may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a Note who converts such Note (or a portion thereof) after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon conversion, in addition to the shares of Common Stock issuable upon conversion, an appropriate number of such rights, evidences of indebtedness or assets, as the case may be, as if such holders had converted the Notes immediately before the record date for any such distribution.

                                     ALT-8
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               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

  In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of any Holder of any such Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares and assuming that such Note was then convertible).

  If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. Holders of Notes could, therefore, have taxable income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax. See "Certain Federal Income Tax Considerations."

SUBORDINATION

  The payment of the principal of, premium, if any, and interest on (including any amounts payable upon the redemption or repurchase of the Notes permitted by the Indenture), the Notes will be subordinated in right of payment, to the extent set forth in the Indenture, to the prior payment in full of the principal of (and premium, if any), interest on and other amounts in respect of all Senior Indebtedness of the Company. "Senior Indebtedness" includes (a) all indebtedness of the Company, including the principal of and premium, if any, and interest on such indebtedness (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in such proceeding) and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed: (i) indebtedness of the Company, other than the Notes, (including obligations of the Company arising from its guarantee of the indebtedness of others) to banks, insurance companies and other financial institutions evidenced by credit or loan agreements, notes or other written obligations, (ii) all other indebtedness of the Company (including obligations of the Company arising from its guarantee of the indebtedness of others) other than the Notes, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which is (1) for money borrowed, or (2) evidenced by a note, security, debenture, bond or similar instrument or guarantee thereof, (iii) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or in respect of any lease or related document (including a purchase agreement) which provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and thereby effectively guarantees a minimum residual value of the leased property to the landlord and the obligations of the Company under such lease or related document to purchase or cause a third party to purchase such leased property, (iv) obligations of the Company under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements,
(v) all obligations of the Company issued or assumed as the deferred purchase price of property (but excluding any portion thereof constituting trade accounts payable arising in the ordinary course of business), (vi) all obligations of the Company for the reimbursement of any letters of credit (1) to the extent the obligations underlying such letters of credit are Senior Indebtedness under clauses (i) through (iv) above or (2) that secure the Company's obligations to clearing institutions arising out of its merchant processing business to the extent such obligations are incurred in the ordinary course of business in amounts consistent with the Company's past practices, and (vii) renewals, extensions, modifications, restatements and refundings of, and any amendments,

                                     ALT-9
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               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]
modifications or supplements to, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (i) through (vi) of this paragraph; provided, however, that Senior Indebtedness shall not include (A) indebtedness to a Subsidiary or other Affiliate of the Company, (B) any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which, it is issued) expressly provided that such indebtedness or obligation shall not be senior in right of payment to the Notes, and (C) accounts payable of the Company to trade creditors. "Designated Senior Indebtedness" means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

  Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings of the Company, all principal, premium, if any, and interest or other amounts due on all Senior Indebtedness must be paid in full before the Holders of the Notes are entitled to receive any payment (other than in Junior Securities). The Indenture will further require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default. The Company also may not make any payment upon or in respect of the Notes (other than in Junior Securities) if (i) a default in the payment of the principal of, premium, if any, interest or other amounts due on any Senior Indebtedness occurs and is continuing beyond any applicable period of grace or
(ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate the maturity thereof and the Trustee receives a notice of such default (a "Payment Blockage Notice") from any lender of Designated Senior indebtedness (or agent bank on behalf of such lender) or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in the case of a payment default or a non-payment default pursuant to which the Senior Indebtedness has been declared due and payable in its entirety, upon the date on which such default is cured or waived in accordance with the agreements evidencing such Senior Indebtedness, and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived in accordance with the agreements evidencing such Senior Indebtedness or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced unless and until (i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice, and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice. "Junior Securities" of any person means any Qualified Capital Stock and any indebtedness of such person that is subordinated in right of payment to the Notes and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Notes.

  As a result of the foregoing subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its Subsidiaries or a marshaling of assets or liabilities of the Company and its subsidiaries, creditors of the Company who are holders of Senior Indebtedness are likely to recover more, ratably, than the Holders of the Notes. Furthermore, the subordination of the Notes may, upon the occurrence of one or more of the circumstances described in the preceding sentence, result in a reduction or elimination of payments to the Holders of the Notes.

  The Indenture does not limit the Company's ability to incur Senior Indebtedness or any other indebtedness or the ability of any subsidiary of the Company to incur any indebtedness or other liabilities.


                                    ALT-10
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               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

  As of September 30, 1996, after giving effect to the Offerings and the anticipated use of proceeds thereof, and after giving effect to the proposed Merger, the principal amount of outstanding Senior Indebtedness was approximately $29.6 million (excluding Senior Indebtedness constituting liabilities of a type not required to be reflected as a liability on the balance sheet of the Company in accordance with generally accepted accounting principles, such as contingent obligations, forward foreign exchange contracts and interest rate swap agreements, which are senior to the Notes).

  The Company conducts certain of its operations through its Subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent upon the ability of its Subsidiaries to make cash distributions to the Company. The ability of its Subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable legal requirements and contractual provisions. The Indenture will not limit the ability of the Company's Subsidiaries to incur such restrictions in the future. The right of the Company to participate in the assets of any Subsidiary (and thus the ability of Holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that Subsidiary except to the extent that the Company is recognized as a creditor of such Subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such Subsidiary. The Notes, therefore, will be structurally subordinated to creditors, including trade creditors, of Subsidiaries of the Company with respect to the assets of the Subsidiaries against which such creditors have a claim.

  As of September 30, 1996, after giving effect to the Offerings and the anticipated use of proceeds thereof, and after giving effect to the proposed Merger, there was outstanding approximately $66.2 million of indebtedness and other liabilities of Subsidiaries of the Company (excluding (i) intercompany liabilities, (ii) indebtedness included in Senior Indebtedness because it is guaranteed directly or indirectly by the Company, and (iii) liabilities of a type not required to be reflected as a liability on the balance sheet of such Subsidiaries in accordance with generally accepted accounting principles), as to which the Notes would have been structurally subordinated.

OPTIONAL REDEMPTION

  The Notes may not be redeemed at the option of the Company prior to January , 2000. Thereafter, the Notes may be redeemed, in whole or in part, at the option of the Company, upon not less than 30 nor more than 60 days' notice by mail.

  The Redemption Prices (expressed as a percentage of principal amount), and in each case plus accrued and unpaid interest to the date of redemption, and subject to the rights of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date, are as follows for the
12-month period (unless otherwise noted) beginning on January    of the
following years:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2000...........................................................         %
      2001...........................................................         %
      2002...........................................................         %
      2003...........................................................         %
      2004...........................................................         %
      2005...........................................................         %
      2006 and thereafter............................................   100.00%

  If less than all of the Notes are to be redeemed, the Trustee will select the particular Notes (or the portions thereof) to be redeemed either by lot, pro rata or by such other method as the Trustee shall deem fair or appropriate.

  No sinking fund is provided for the Notes.

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REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

  If a Change in Control (as defined) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Notes to be repurchased (the "Repurchase Price"), together with accrued interest to the Repurchase Date.

  The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in Common Stock valued at 95% of the average of the last reported sale price of the Common Stock for the five consecutive trading days ending on and including the third trading day preceding the Repurchase Date; provided that payment may not be made in Common Stock of the Company unless the Company satisfies certain conditions with respect to such payment as provided in the Indenture.

  Within 30 days after the occurrence of a Change in Control, the Company is obligated to mail to all Holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.

  A Change in Control shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

    (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors (other than any such acquisition by the Company, any Subsidiary of the Company or any employee benefit plan of the Company); or

    (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any conveyance, sale, transfer or lease, in one transaction or a series of related transactions, of all or substantially all of the assets (other than to a wholly owned subsidiary of the Company) of the Company to any other Person (other than (a) any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction and (b) a merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock, or (y) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock); or

    (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the 12-month period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority

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               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

  of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (i) the closing price per share of the Common Stock for any five trading days within the period of ten consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall equal or exceed 105% of the conversion price of the Notes in effect on each such trading day, or (ii) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock or securities convertible into common stock that are traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the Notes become convertible solely into such common stock. "Beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture.

  The right to require the Company to repurchase Notes as a result of the occurrence of a Change in Control would create an event of default under the Company's existing Senior Indebtedness and could create an event of default under future Senior Indebtedness of the Company. As a result, any repurchase would, absent a waiver, be blocked by the subordination provisions of the Notes. See "Subordination." Failure by the Company to repurchase the Notes when required would result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions. See "Events of Default."

  Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time and with Rule 14e-1 and all other applicable federal and state securities laws in connection with such repurchase option.

  The right to require the Company to repurchase Notes as a result of a Change of Control could have the effect of delaying, deferring or preventing a Change of Control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all the Notes at the Repurchase Date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management.

  The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction involving the Company that may adversely affect Holders.

MERGERS AND SALES OF ASSETS BY THE COMPANY

  The Company may not consolidate with or merge into any other Person or transfer or lease all or substantially all of its properties and assets to any Person unless (a) the Person formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased, (i) shall be a corporation, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and (ii) shall expressly assume the payment of the principal of (and premium, if any) and interest on the Notes and the performance of the other covenants of the Company under the Indenture, and (b) immediately after giving effect to such transaction, no Event of Default,

                                    ALT-13

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

  Upon any consolidation, merger of, or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Notes.

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture: (a) failure to pay principal or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) default in the Company's obligation to provide a Company Notice of Change in Control, (d) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; (e) failure of the Company or any Significant Subsidiary to make payment in respect of indebtedness, which term as used in the Indenture means obligations (other than Non-Recourse Debt) of, or guaranteed or assumed by, the Company or any subsidiary for borrowed money ("Indebtedness"), in an amount in excess of $15 million and continuance of such failure for at least 90 days; (f) default by the Company or any Significant Subsidiary with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $15 million without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled within 90 days of such acceleration;
(g) a final judgment or judgments for payment of money against the Company or any Significant Subsidiary which remains undischarged for a period ending on the later of (i) 60 days after the entry of such judgment, as extended by any effective stay of its execution; or (ii) the date on which any payment is or becomes due and payable pursuant to such judgment in accordance with its terms, other than final judgments with respect to Non-recourse Debt of the Company or any of its Significant Subsidiaries provided that the aggregate of all such outstanding judgments exceeds $15 million (excluding any amounts covered by insurance as to which the insurer has not denied liability); and
(h) certain events in bankruptcy, insolvency or reorganization with respect to the Company or any of its Significant Subsidiaries. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. "Subsidiary," with respect to any person, means a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person, or by one or more Subsidiaries of such person. "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" of the Company within the meaning of Rule 1.02(w) of Regulation S-X promulgated by the SEC as in effect as of the date of the Indenture. "Non-recourse Debt" means indebtedness of a person to the extent that under the terms thereof and pursuant to applicable law, no personal recourse could be had against such person for the payment of the principal of or interest or premium or any other amounts with respect to such indebtedness or for any claim based on such indebtedness and that enforcement of obligations on such indebtedness is limited solely to recourse against interests in specified assets.

  If an Event of Default (other than an event of default specified in subsection (h) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Notes may

                                    ALT-14

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

accelerate the maturity of all Notes; provided, however, that after such acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration after all Events of Default, other than the non-payment of accelerated principal and interest, have been cured or waived as provided in the Indenture. If an Event of Default specified in subsection (h) occurs and is continuing, the principal and any accrued interest on all of the then Outstanding Notes shall ipso facto become due and payable immediately without any declaration or other act on the part of the Trustee or any Holder. For information as to waiver of defaults, see "Modification and Waiver."

  No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium or interest on, any Note, (c) reduce the amount payable upon an optional redemption or the consideration payable to any Holder converting after a notice of redemption has been given, (d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the place or currency of payment of principal of, or premium or interest on, any Note, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (g) adversely affect the right to convert the Notes, (h) modify the subordination provisions in a manner adverse to the Holders of the Notes, (i) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, or (j) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

  The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest.

SATISFACTION AND DISCHARGE

  The Company may discharge its obligations under the Indenture while Notes remain Outstanding if (i) all Outstanding Notes will become due and payable at their scheduled maturity within one year, (ii) or all Outstanding Notes are scheduled for redemption within one year, or (iii) all Outstanding Notes are delivered to the Trustee for conversion in accordance with the Indenture, and, in the case of clause (i) or (ii), the Company has deposited with the Trustee an amount sufficient to pay and discharge all Outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption.

                                    ALT-15

               [ALTERNATE PAGE FOR CONVERTIBLE NOTE PROSPECTUS]

GOVERNING LAW

  The Indenture and the Notes provide that they are to be governed in accordance with the laws of the State of New York.

THE TRUSTEE

  The Indenture contains certain limitations on the right of the Trustee, in the event it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

  In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

BOOK-ENTRY

  The Notes will be issued in the form of a global note or notes (together, the "Global Note") deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co. as DTC's nominee. Owners of beneficial interests in the Notes represented by the Global Note will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be Holders, and will not be entitled to any rights under the Global Note or the Indenture, with respect to the Global Note and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole Holder and owner of the Global Note.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including Montgomery Securities), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

  Unless and until they are exchanged in whole or in part for certificated Notes in definitive form as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC.

  The Notes represented by the Global Note will not be exchangeable for certificated Notes, provided that if (i) DTC is at any time unwilling, unable or ineligible to continue as depositary or (ii) there shall have occurred

                                    ALT-16

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

and be continuing an Event of Default with respect to the Notes represented by the Global Note, the Company will issue individual Notes in definitive form in exchange for the Global Note. In addition, the Company may at any time and in its sole discretion determine not to have a Global Note, and, in such event, will issue individual Notes in definitive form in exchange for the Global Note previously representing all such Notes. In such instances, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

  Payments of principal of and interest on the Notes will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  So long as the Notes are represented by a Global Note, DTC or its nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Notes or the right of conversion of the Notes. Notice by participants or by owners of beneficial interests in a Global Note held through such participants of the exercise of the option to elect repayment, or the right of conversion, of beneficial interests in Notes represented by the Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment, or the right of conversion, with respect to a particular Note, the beneficial owner of such Notes must instruct the broker or other participant through which it holds an interest in such Notes to notify DTC of its desire to exercise a right to repayment, or the right of conversion. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of such notice to DTC.

NO PERSONAL LIABILITY OF SHAREHOLDERS, OFFICERS, DIRECTORS

  No shareholder, officer or director, as such, past, present or future of the Company or any successor corporation shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his or its status as such shareholder, officer or director.

                                    ALT-17

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in the Offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

  PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

CONVERSION OF NOTES INTO COMMON STOCK

  In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss), which will be capital gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

  The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes--Conversion Rights." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income to the extent of the Company's current earnings and profits if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income to the extent of the Company earnings and profits.

MARKET DISCOUNT

  Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any

                                    ALT-18

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF NOTES

  Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement, or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Any such gain or loss recognized on the sale, exchange, repurchase, retirement, or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "--Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor.

BACKUP WITHHOLDING

  A holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from backup withholding is properly established.

  The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                                    ALT-19

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by Montgomery Securities, Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") by and among the Company and the Underwriters to purchase from the Company the principal amount of Notes indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the Notes if they purchase any.

                                                                    PRINCIPAL
                                                                      AMOUNT
UNDERWRITER                                                          OF NOTES
-----------                                                        ------------
Montgomery Securities.............................................
Goldman, Sachs & Co. .............................................
Donaldson, Lufkin & Jenrette Securities Corporation...............
Smith Barney Inc. ................................................
                                                                   ------------
        Total..................................................... $100,000,000
                                                                   ============

  The Underwriters, through the Representatives, have advised the Company that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus. The
Underwriters may allow selected dealers a concession of not more than   % of
the principal amount thereof; the Underwriters may allow, and such dealers may reallow, a concession of not more than % to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives.

  The Company has granted the option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional $15 million aggregate principal amount of the Notes to cover over-allotments, if any, at the initial offering price less the underwriting discount. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional amount in approximately the same proportion as set forth in the above table. The Underwriters may purchase such amount only to cover over-allotments made in connection with the Convertible Offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  An affiliate of Goldman, Sachs & Co. is a major shareholder in Westin. The Company and Westin have entered into the Westin Agreement. See "Business-- Westin Vacation Club Resorts." Pursuant to the Westin Agreement, Westin has certain rights to designate a member of the Company's Board of Directors.

  Montgomery Securities has provided certain investment banking services to the Company, including rendering a fairness opinion in connection with the Merger, for which the Company has agreed to pay usual and customary fees upon the closing of the Merger.

  Each stockholder who received shares of Common Stock as a result of the Consolidation Transactions has agreed, with certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any Common Stock, or any securities convertible into, or exchangeable for shares of Common Stock, for a period of 180 days (one year with respect to the Founders) after the closing of the Initial Public Offering, which occurred on August 20, 1996 (which consent has been granted to the Selling Stockholders in the Stock Offering) , and 90 days after the closing

                                    ALT-20

               [ALTERNATE PAGE FOR CONVERTIBLE NOTES PROSPECTUS]

of the Stock Offering without the prior written consent of Montgomery Securities; one of such exceptions allows the Founders to pledge between $30 million and $50 million of their Common Stock to secure a margin loan in a maximum amount of $10 million and another exception allows the Founders to pledge approximately $5.8 million of their Common Stock in connection with their buyout of a former partner.

  The Company and those officers and directors of the Company that are not a party to the Registration Rights Agreement have also agreed that, except under certain circumstances, for a period of 90 days after the date of this Prospectus, they will not, without the written consent of Montgomery Securities, issue, sell or dispose of any shares of Common Stock or any shares convertible or exchangeable into any shares of Common Stock.

  The Notes are a new issue of securities for which there is currently no public market. Certain of the Underwriters have advised the Company that they intend to make a market in the Notes, however, they are not obligated to make a market in the Notes. If such market making is undertaken it may be discontinued at any time.

                                 LEGAL MATTERS

  Certain legal matters relating to the issuance and sale of the Notes and the validity of the Common Stock issuable upon conversion of the Notes will be passed upon for the Company by Latham & Watkins, Los Angeles, California and, as to matters of Maryland law, by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain matters of California real estate and timeshare law will be passed upon for the Company by Paul, Hastings, Janofsky & Walker, LLP, Los Angeles, California and certain matters of Florida real estate and timeshare law will be passed upon for the Company by Schreeder, Wheeler & Flint, Atlanta, Georgia. Certain partners of Paul, Hastings, Janofsky & Walker, LLP, members of their families and related persons own approximately 1% of the Common Stock of the Company prior to the Stock Offering and certain partners of Schreeder, Wheeler & Flint own less than 1% of the Common Stock of the Company. Certain matters will be passed upon for the Underwriters by O'Melveny & Myers LLP, San Francisco, California in reliance, as to matters of Maryland law, on the opinion of Ballard Spahr Andrews & Ingersoll.

                                    EXPERTS

  The consolidated financial statements of Signature Resorts, Inc. and subsidiaries as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  The consolidated financial statements of AVCOM International, Inc. and subsidiaries as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and the related Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    ALT-21

                [ALTERNATE PAGE FOR CONVERTIBLE NOTE PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the registered securities to which this Prospectus relates or any offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                              ------------------

                               TABLE OF CONTENTS

                              ------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   16
Use of Proceeds...........................................................   32
Concurrent Offerings......................................................   32
Common Stock Price Range..................................................   33
Dividend Policy...........................................................   33
Consolidated Capitalization...............................................   34
Selected Consolidated Historical Financial Information of the Company.....   35
Selected Financial Data of AVCOM International, Inc.......................   37
Pro Forma Financial Information...........................................   39
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   42
Business..................................................................   52
The Proposed Merger.......................................................   80
Management................................................................   85
Certain Relationships and Related Transactions............................   93
Principal and Selling Stockholders........................................   96
Description of Capital Stock..............................................   99
Certain Provisions of Maryland Law and of the Company's Charter and
 Bylaws...................................................................  100
Shares Eligible for Future Sale...........................................  103
Description of Notes......................................................
Certain Federal Income Tax Considerations.................................
Underwriting..............................................................
Legal Matters.............................................................
Experts...................................................................
Additional Information....................................................
Index to Financial Statements.............................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  $100,000,000

                          [LOGO OF SIGNATURE RESORTS]

                            SIGNATURE RESORTS, INC.

                         % CONVERTIBLE SUBORDINATED NOTES

                                    DUE 2007

                                ---------------

                                   PROSPECTUS

                                ---------------

                             MONTGOMERY SECURITIES

                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               SMITH BARNEY INC.


                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, in connection with the sale and distribution of the shares of Common Stock being registered hereby.

      Commission Registration Fee................................... $   70,918
      NASD filing fee...............................................     23,903
      Accounting fees and expenses..................................    500,000
      Blue Sky fees and expenses....................................     10,000
      Legal fees and expenses.......................................    950,000
      Printing and engraving expenses...............................    350,000
      Transfer Agent fees...........................................      5,000
      Trustee fees and expenses.....................................     15,000
      Rating Agency and Nasdaq listing fees.........................     50,000
      Prospectus liability insurance................................    300,000
      Other outside consultants.....................................    100,000
      Internal/Road Show expenses...................................    220,000
      Miscellaneous and other expenses..............................    205,179
                                                                     ----------
        TOTAL....................................................... $2,800,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is a Maryland corporation. Section 2-418 of the Maryland General Corporation Law empowers the Company to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The Maryland General Corporation Law also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

  The Company's Charter and Bylaws provide in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In connection with the Consolidation Transactions in June 1996, investors in the Property Partnerships and the Affiliated Entities agreed to contribute their interests in such entities to the Company in return for the issuance of 11,354,705 shares of the Company's common stock, $.01 par value. Such securities were issued by the Company in reliance upon an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  Unless otherwise indicated, all exhibits have been previously filed.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1.1    Form of Underwriting Agreement (Common Stock) among Signature Resorts,
          Inc., the Selling Stockholders and Montgomery Securities and Goldman,
          Sachs & Co. dated as of     , 1997
  1.2    Form of Underwriting Agreement (Convertible Notes) among Signature
          Resorts, Inc., Montgomery Securities and Goldman, Sachs & Co. dated
          as of     , 1997
  2.     Plan and Agreement of Merger as amended (by reference to Exhibit 2 to
          Registrant's Registration Statement on Form S-4 (No. 333-16339))

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  3.1    Charter of Signature Resorts, Inc. (incorporated by reference to
          Exhibit 3.1 to Registrant's Registration Statement on Form S-1 (No.
          333-06027))
  3.2    Bylaws of Signature Resorts, Inc. (incorporated by reference to
          Exhibit 3.2 to Registrant's Registration Statement on Form S-1 (No.
          333-06027))
   4     Form of Indenture by and between the Company and Norwest Bank
          Minnesota, National Association, as trustee, for the     %
          Convertible Subordinated Notes of the Company due 2007.
 +5.1    Form of Opinion of Ballard Spahr Andrews & Ingersoll regarding the validity of the Common Stock being registered (including consent)
 +5.2    Form of Opinion of Latham & Watkins regarding the validity of the
          Convertible Subordinated Notes being registered (including consent)
 10.1    Form of Registration Rights Agreement among Signature Resorts, Inc.
          and the persons named therein (incorporated by reference to Exhibit
          10.1 to Registrant's Registration Statement on Form S-1 (No. 333-
          06027))
 10.2.1  Form of Employment Agreements between Signature Resorts, Inc. and each of Osamu Kaneko, Andrew J. Gessow and Steven C. Kenninger
          (incorporated by reference to Exhibit 10.2.1 to Registrant's
          Registration Statement on Form S-1 (No. 333-06027))
 10.2.2  Employment Agreement between Signature Resorts, Inc. and James E.
          Noyes (incorporated by reference to Exhibit 10.2.2 to Registrant's
          Registration Statement on Form S-1 (No. 333-06027))
 10.2.3  Form of Employment Agreement between Signature Resorts, Inc. and Gary
          L. Hughes (incorporated by reference to Exhibit 10.2.3 to
          Registrant's Registration Statement on Form S-4 (No. 333-16339))
 10.2.4  Form of Employment Agreement between Signature Resorts, Inc. and John
          R. Stevens (incorporated by reference to Exhibit 10.2.4 to
          Registrant's Registration Statement on Form S-4 (No. 333-16339))
 10.2.5  Employment Agreement between Signature Resorts, Inc. and Michael A.
          Depatie (incorporated by reference to Exhibit 10.2.5 to Registrant's
          Registration Statement on Form S-4 (No. 333-16339))
 10.2.6  Form of Option Agreement between Signature Resorts, Inc. and Gary L.
          Hughes (incorporated by reference to Exhibit 10.2.6 to Registrant's
          Registration Statement on Form S-4 (No. 333-16339))
 10.2.7  Form of Option Agreement between Signature Resorts, Inc. and John R.
          Stevens (incorporated by reference to Exhibit 10.2.7 to Registrant's
          Registration Statement on Form S-4 (No. 333-16339))
 10.3    1996 Equity Participation Plan of Signature Resorts, Inc.
          (incorporated by reference to Exhibit 10.3 to Registrant's
          Registration Statement on Form S-1 (No. 333-06027))
 10.4    Agreement of Limited Partnership of Pointe Resort Partners, L.P.
          (subsequently renamed Poipu Resort Partners L.P.) dated October 11,
          1994 (incorporated by reference to Exhibit 10.4 to Registrant's
          Registration Statement on Form S-1 (No. 333-06027))
 10.5    Signature Resorts, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to Registrant's Registration Statement on
          Form S-1 (No. 333-06027))
 10.6    Agreement between W&S Hotel L.L.C. and Argosy/KOAR Group, Inc. dated as of May 3, 1996 (incorporated by reference to Exhibit 10.6 to
          Registrant's Registration Statement on Form S-1 (No. 333-06027))
 10.7    Conti-Trade Financial Warehouse Line Agreement (incorporated by reference to Exhibit 10.7 to Registrant's Registration Statement on
          Form S-4 (No. 333-16339))
 10.8.1  Lender's Certification and Consent from Resort Capital Corporation to
          Signatures Resorts, Inc. dated as of August 15, 1996 (incorporated by reference to Exhibit 10.8.1 to Registrant's Registration Statement on
          Form S-4 (No. 333-16339))

  10.8.2 Lender's Certification and Consent from FINOVA Capital Corporation to
          Signature Resorts, Inc. dated as of August 15, 1996 (incorporated by reference to Exhibit 10.8.2 to Registrant's Registration Statement on
          Form S-4 (No. 333-16339))
  10.8.3 Assumption Agreement between FINOVA Capital Corporation and Signature
          Resorts, Inc. dated as of August 15, 1996 (incorporated by reference to Exhibit 10.8.3 to Registrant's Registration Statement on Form S-4
          (No. 333-16339))
  10.8.4 Assumption Agreement between Resort Capital Corporation and Signature
          Resorts, Inc. dated as of August 15, 1996 (incorporated by reference to Exhibit 10.8.4 to Registrant's Registration Statement on Form S-4
          (No. 333-16339))
  10.8.5 Assumption Agreement between FINOVA Capital Corporation and AKGI-Sint
          Maarten, N.V. dated as of August 15, 1996 (incorporated by reference to Exhibit 10.8.5 to Registrant's Registration Statement on Form S-4
          (No. 333-16339))
   11    Statement re Computation of Per Share Earnings
   12    Statement re Computation of Ratios of Earnings to Fixed Charges
  16.1   Letter from Ernst & Young LLP regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 to Registrant's current report on Form 8-K filed with the Commission on September 18,
          1996)
  21     Subsidiaries of Signature Resorts, Inc.
 +23.1   Consent of Ballard Spahr Andrews & Ingersoll (included as part of
          Exhibit 5.1)
 +23.2   Consent of Latham & Watkins (included as part of Exhibit 5.2)
  23.3   Consent of Arthur Andersen LLP
  23.4   Consent of Ernst & Young LLP
   24    Power of Attorney (included as part of page II-5 of this Registration
          Statement)
   25    Statement of Eligibility of Trustee on Form T-1 for the     %
          Convertible Subordinated Notes of the Company due 2007
   27    Amended Financial Data Schedule

--------

+ To be filed by amendment.


  (b) Financial Statement Schedules

  None. Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, Signature Resorts, Inc. has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on January 14, 1997.

                                          SIGNATURE RESORTS, INC.

                                          By:  /s/ Andrew D. Hutton
                                            -----------------------------------
                                             Name: Andrew D. Hutton
                                             Title: Vice President and General
                                                    Counsel

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
   *                                 Chairman of the Board and      January 14, 1997
____________________________________ Chief Executive Officer
   Osamu Kaneko                      (Principal Executive
                                     Officer)

   *                                 Director and President         January 14, 1997
____________________________________
   Andrew J. Gessow

   *                                 Director, Chief Operating      January 14, 1997
____________________________________ Officer and Secretary
   Steven C. Kenninger

   *                                 Executive Vice President and   January 14, 1997
____________________________________ Chief Financial Officer
   Michael A. Depatie                (Principal Financial
                                     Officer)

   *                                 Executive Vice President and   January 14, 1997
____________________________________ Director
   James E. Noyes

   *                                 Senior Vice President and      January 14, 1997
____________________________________ Chief Accounting Officer
   Charles C. Frey                   (Principal Accounting
                                     Officer)

   *                                 Director                       January 14, 1997
____________________________________
   Juergen Bartels

   *                                 Director                       January 14, 1997
____________________________________
   Sanford R. Climan

   *                                 Director                       January 14, 1997
____________________________________
   Joshua S. Friedman

   *                                 Director                       January 14, 1997
____________________________________
   W. Leo Kiely III

By: /s/ Andrew D. Hutton
   ---------------------------------
          Andrew D. Hutton
          Attorney-in-fact

DESCRIPTION OF GRAPHICS AND PHOTOS FOR EDGAR TRANSMISSION

Inside Front Cover: Map of North America indicating the Company's resorts by location and brand logo (Non-branded, Embassy Vacation Resorts, Westin Vacation Clubs and All-Seasons Resorts).

Fold-out Inside Front Cover: Six Photos of resorts: Clockwise, in order: 1. Photo of San Luis Bay Resort in Avila Beach, California -- Aerial view of resort, coastline and canyon behind resort; 2. Photo of pool and palapa bar at the Royal Palm Beach Club in St. Maarten, Netherlands Antilles; 3. Photo of the Royal Palm Beach Club in St. Maarten, Netherlands Antilles -- Aerial view of resort, beach and surrounding coastline of Simpson Bay; 4. Photo of Embassy Vacation Resort Poipu Point in Kauai, Hawaii -- Aerial view of resort, lagoon pool, beach and coastline; 5. Photo of pool and palapa bar at the proposed Westin Vacation Club St. John in St. John, U.S. Virgin Islands; 6. Photo of the proposed Westin Vacation Club St. John in St. John, U.S. Virgin Islands -- Aerial view of the hillside villas and adjacent beach. Chart summarizing the Company's Growth Strategy -- Acquisition and Development of New Resorts, Sales and Expansion of Existing Resorts, Acquisition of Timeshare Assets, Management Contracts and Operating Companies and Improvement of Operating Margins. Charts showing: Growth in Industry Revenues from 1980 to 1995, Growth in the Company's revenues 1992 through September 1996, Growth in the Company's Net Income from 1992 through September 1996, and Signature Resorts Intervals Sold from 1992 through September 1996.

Inside Back Cover: Six Photos of resorts: Clockwise, in order: 1. Photo of Sedona Springs Resort in Sedona, Arizona -- View of Resort and adjacent spring;
2. Photo of canyon in Sedona, Arizona; 3. Photo of golfer at Canyon Mesa, Oak Creek Country Club located in Sedona, Arizona; 4. View of Embassy Vacation Resort Grand Beach in Orlando, Florida -- View of Resort, adjacent Lake Bryan and gazebo; 5. View from a veranda at Embassy Vacation Resort Grand Beach in Orlando, Florida; 6. Photo of Villas at Poco Diablo Resort in Sedona,
Arizona -- View of resort taken from across adjacent body of water.